   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2001

                                                      REGISTRATION NO. 333-55862

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 1



                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                              LABRANCHE & CO INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                        6211                    13-4064735
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
     of incorporation or         Industrial Classification    Identification No.)
        organization)                  Code Number)

                         ------------------------------

                               ONE EXCHANGE PLAZA
                         NEW YORK, NEW YORK 10006-3008
                                 (212) 425-1144

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           GEORGE M.L. LABRANCHE, IV
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              LABRANCHE & CO INC.
                               ONE EXCHANGE PLAZA
                         NEW YORK, NEW YORK 10006-3008

                                 (212) 425-1144
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:


             JEFFREY M. MARKS, ESQ.                                  JOHN T. CAPETTA, ESQ.
             STEVEN I. SUZZAN, ESQ.                                 KELLEY DRYE & WARREN LLP
          FULBRIGHT & JAWORSKI L.L.P.                                  TWO STAMFORD PLAZA
                666 FIFTH AVENUE                                     281 TRESSER BOULEVARD
            NEW YORK, NEW YORK 10103                              STAMFORD, CONNECTICUT 06901
                 (212) 318-3000                                          (203) 351-8000
           FACSIMILE: (212) 318-3400                               FACSIMILE: (203) 327-2669


                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger agreement described in the proxy statement/prospectus contained in this Registration Statement are satisfied or waived.
                            ------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   ROBB PECK MCCOOEY FINANCIAL SERVICES, INC.
                                20 BROAD STREET
                                   6TH FLOOR
                            NEW YORK, NEW YORK 10005

                     NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 12, 2001

                            ------------------------

To the Stockholders of ROBB PECK McCOOEY Financial Services, Inc. ("RPM"):

    A special meeting of the stockholders of RPM will be held at the offices of RPM, 20 Broad Street, 6th Floor, New York, New York 10005 on March 12, 2001, at 10:00 a.m., local time, for the following purposes:

        1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of January 18, 2001, by and between LaBranche &
    Co Inc. ("LaBranche") and RPM, as amended on February 15, 2001, under which RPM will merge with and into LaBranche, with LaBranche being the surviving corporation, and any other transactions described in the merger agreement. A copy of the merger agreement, as amended, is attached to the proxy statement/ prospectus as ANNEX A. A vote in favor of the merger also effectively constitutes a vote in favor of the disposition by RPM of its subsidiary, ROBB PECK McCOOEY Real Estate Management Corp. ("Remco"), and the subsidiaries of Remco, to George E. Robb, Jr., RPM's President and controlling stockholder.

        2. To transact such other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

    A more detailed description of the proposed merger is set forth in the enclosed proxy statement/ prospectus, which you should read carefully.

    The board of directors of RPM has fixed the close of business on February 20, 2001 as the record date for the purpose of determining stockholders who are entitled to notice of, and to vote at, the meeting or any adjournment or postponement of the meeting.

    THE BOARD OF DIRECTORS OF RPM UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSED MERGER.

    Your vote is important, regardless of the number of shares that you own. In order for the merger to be consummated, the merger agreement must be approved by the holders of a majority of the outstanding shares of RPM common stock. On behalf of the Board of Directors, I urge you to sign, date and return the enclosed proxy in the enclosed postage-paid envelope as soon as possible, even if you currently plan to attend the special meeting. This will not prevent you from voting in person but will assure that your vote is counted if you are not able to attend the special meeting. Executed proxies with no instructions indicated on such proxies will be voted "FOR" approval of the proposed merger.

    We look forward to seeing you at this important special meeting. If you have any questions regarding the special meeting or the proposed merger, you are encouraged to call me at (212) 422-7622.

                                          /s/ NATHAN J. MISTRETTA
            --------------------------------------------------------------------
                                          Nathan J. Mistretta
                                          EXECUTIVE VICE PRESIDENT--FINANCE AND
                                          ADMINISTRATION, SECRETARY AND
                                          TREASURER
                                          ROBB PECK McCOOEY
                                          Financial Services, Inc.

New York, New York
February 20, 2001
                             YOUR VOTE IS IMPORTANT
                        FAILURE TO VOTE IS THE EQUIVALENT
                OF A VOTE AGAINST APPROVAL OF THE PROPOSED MERGER
TO ENSURE THAT YOUR INTERESTS WILL BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND MAIL YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THE PROXY CARD WILL NOT BE USED IF YOU ATTEND AND VOTE AT THE SPECIAL MEETING IN PERSON.

                     PRELIMINARY PROXY STATEMENT/PROSPECTUS
                 SUBJECT TO COMPLETION, DATED FEBRUARY 20, 2001
THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROXY STATEMENT/ PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                     [LOGO]

                            ------------------------


    The respective boards of directors of ROBB PECK McCOOEY Financial
Services, Inc., or RPM, and LaBranche & Co Inc., or LaBranche, have approved a merger of RPM with and into LaBranche. On January 18, 2001, RPM entered into an Agreement and Plan of Merger with LaBranche, as amended on February 15, 2001, the terms of which are incorporated by reference into this proxy statement/prospectus. The merger agreement provides that, upon the closing of the merger, each outstanding share of RPM common stock will be converted into
98.778 shares of LaBranche common stock and shares of LaBranche Series A preferred stock having an aggregate liquidation preference of $1,426.53. The merger consideration is subject to the indemnification and escrow provisions described in this proxy statement/prospectus under "The Merger Agreement--Indemnification by RPM Stockholders and Option Holders" and "The Merger Agreement--Escrow of Series A Preferred Stock." The RPM stockholders could be required to return to LaBranche, or you may receive from LaBranche, a portion of shares of LaBranche Series A preferred stock based on RPM's final adjusted net book value, as defined in the merger agreement, as of the closing date of the merger.



    In addition, in connection with the merger, each option to purchase RPM common stock outstanding and unexercised immediately prior to the merger will be converted into a fully vested option to purchase 98.778 shares of LaBranche common stock. RPM has adopted a deferred compensation plan for the benefit of its option holders, and RPM has adopted a $9.0 million retention bonus pool for the benefit of as many as 31 of its current employees. The obligations under the RPM Deferred Compensation Plan and the retention bonus pool will be assumed by LaBranche upon the consummation of the merger. Prior to the merger, RPM will dispose of its subsidiary, Robb Peck McCooey Real Estate Management Corp., or Remco, which engages in management activities and, through its subsidiaries, owns real estate, to George E. Robb, Jr., RPM's President and controlling stockholder. The disposition of this real estate business to Mr. Robb, Jr. is in consideration of the relinquishment by Mr. Robb, Jr. of his controlling interest in RPM.


    The merger cannot be completed unless RPM stockholders holding a majority of the outstanding shares of RPM common stock vote to approve of the merger and the merger agreement.

    Because the price of LaBranche's common stock fluctuates, the value of the LaBranche common stock you will receive in the merger will fluctuate on a daily basis.

    LaBranche common stock is traded on the New York Stock Exchange under the symbol "LAB." It is expected that 6,924,337 shares of LaBranche common stock will be issued in connection with the merger. On February 15, 2001, the closing price on the New York Stock Exchange of LaBranche common stock was $50.55 per share. There is no public market for RPM common stock.


    PLEASE READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 19 OF THIS PROXY STATEMENT/ PROSPECTUS.


                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE LABRANCHE COMMON STOCK OR LABRANCHE SERIES A PREFERRED STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    As used in this proxy statement/prospectus, unless the context otherwise requires, "we," "us," "our" or "LaBranche" refers to LaBranche & Co Inc. and its subsidiaries, and "RPM" refers to ROBB PECK McCOOEY Financial Services, Inc. and its subsidiaries, and "you" or "your" refers to RPM stockholders.

    The date of this proxy statement/prospectus is February   , 2001, and it is
first being mailed to RPM stockholders on or about February 20, 2001.

                               TABLE OF CONTENTS

Questions and Answers About the Merger......................    iii
Who Can Help Answer Your Questions..........................      v
Summary.....................................................      1
Risk Factors................................................     19
Forward-Looking Statements..................................     33
The RPM Stockholders' Special Meeting.......................     34
The Merger..................................................     36
The Merger Agreement........................................     47
Selected Historical Consolidated Financial Data of
  LaBranche.................................................     61
Selected Historical Consolidated Financial Data of RPM......     62
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of LaBranche....................     63
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of RPM..........................     73
Description of LaBranche's Business.........................     80
Management of LaBranche.....................................     95
Employment Agreements and Noncompetition Agreements.........     98
Incentive Awards to LaBranche's Employees...................    100
Principal Stockholders of LaBranche.........................    104
LaBranche's Related Party Transactions......................    105
Description of RPM's Business...............................    106
Management of RPM...........................................    118
RPM's Executive Compensation................................    119
Principal Stockholders of RPM...............................    119
RPM's Related Party Transactions............................    120
Description of LaBranche's Capital Stock....................    121
Description of RPM's Capital Stock..........................    125
Material Differences in Rights of LaBranche and RPM
  Stockholders..............................................    127
Market Price Information....................................    132
Cash Dividend Policy........................................    133
Legal Matters...............................................    134
Experts.....................................................    134
Where You Can Find Additional Information...................    134
Index to Financial Statements...............................    F-1

LIST OF ANNEXES

ANNEX A   Agreement and Plan of Merger
ANNEX B   Section 262 of the Delaware General Corporation Law
ANNEX C   Tax Opinion of Kelley Drye & Warren LLP

    All information in this proxy statement/prospectus relating to LaBranche has been supplied by LaBranche and all information relating to RPM has been supplied by RPM. The unaudited pro forma financial information contained herein regarding LaBranche has been prepared by LaBranche. RPM does not have independent knowledge of the matters set forth herein regarding LaBranche and takes no responsibility for any such information contained herein, and LaBranche does not have independent knowledge of the matters set forth herein regarding RPM and takes no responsibility for any such information contained herein.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LABRANCHE OR RPM (OR THEIR SUCCESSORS). THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF LABRANCHE OR RPM SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL HAPPEN IN THE MERGER?


A: Upon completion of the merger, you will receive 98.778 shares of LaBranche common stock and shares of LaBranche Series A preferred stock having an aggregate liquidation preference equal to $1,426.53 for each share of RPM common stock you own. The merger consideration is subject to the indemnification and escrow provisions described below, and you may be required to return to LaBranche, or you may receive from LaBranche, a portion of shares of LaBranche Series A preferred stock based on the calculation of RPM's adjusted net book value (as defined in the merger agreement) as of the closing date of the merger. Only whole shares of LaBranche common stock will be issued. You will receive cash instead of fractional interests in shares of LaBranche common stock. Because the market price of LaBranche common stock may change from day to day, you cannot be sure of the market value of the LaBranche common stock you will receive in the merger at the time you vote your shares. Immediately after the merger, former RPM stockholders will own about 12.4% of the outstanding shares of LaBranche common stock.
    After the merger, LaBranche stockholders will continue to hold their shares in LaBranche. Immediately after the merger, LaBranche stockholders will own about 87.6% of the outstanding shares of LaBranche common stock.
    In connection with the merger, RPM and each of its option holders will amend their option agreements to provide for the immediate vesting and conversion of their options into options to purchase LaBranche common stock upon consummation of the merger. In addition, RPM has adopted an RPM Deferred Compensation Plan, in which each RPM option holder is entitled to participate, and adopted a retention bonus pool in the amount of $9.0 million for the benefit of as many as 31 of RPM's employees and payable three years after the closing of the merger. Any of these 31 employees who is terminated for "cause" or who voluntarily terminates his employment for any reason other than "good reason" will not be entitled to receive payment under the retention bonus pool. LaBranche will assume the obligations under the RPM Deferred Compensation Plan and retention bonus pool upon consummation of the merger. Prior to the merger, RPM will repurchase all outstanding shares of its preferred stock, repay certain portions of its indebtedness and dispose of its real estate management subsidiary to George
    E. Robb, Jr., RPM's President and controlling stockholder.


Q: WILL ALL THE MERGER CONSIDERATION BE PAID AT THE TIME OF THE MERGER?

A: A portion of the Series A preferred stock issuable to you will be held in escrow to satisfy any indemnification payment obligations incurred as the result of a breach of any of RPM's or your representations and warranties contained in the merger agreement and the stockholder agreement that you will be required to execute in connection with the merger. Generally, you will be liable for such indemnification only if and to the extent that the total amount of damages suffered by LaBranche on account of such breaches exceeds a threshold of $1.0 million. An additional portion of the Series A preferred stock will be held in escrow pending a final calculation of RPM's adjusted net book value as of the closing date of the merger. To the extent that RPM's adjusted net book value as of the closing date of the merger is less than the aggregate liquidation preference of the shares of LaBranche Series A preferred stock issuable at the closing of the merger, escrowed shares of LaBranche Series A preferred stock with a liquidation preference equal to the amount of such deficiency will be returned to LaBranche. On the other hand, if the adjusted net book value of RPM as of the closing date of the merger is greater than the aggregate liquidation preference of the shares of LaBranche Series A preferred stock issuable at the closing of the merger, LaBranche will be obligated to deliver additional shares of LaBranche Series A preferred stock with an aggregate liquidation preference equal to the amount of such excess. The calculation of RPM's "adjusted net book value" is described in "The Merger Agreement--Escrow of Series A Preferred Stock" on page 54 of this proxy statement/prospectus.

Q: WHAT ARE THE RPM STOCKHOLDERS BEING ASKED TO VOTE ON AT THE MEETING?


A: The RPM stockholders are being asked to vote on the proposal to approve the merger of RPM with and into LaBranche upon the terms and conditions set forth in the merger agreement. The approval of the merger and the merger agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of RPM common stock entitled to vote.
    The LaBranche stockholders are not required to vote to approve the merger or the other transactions related to the merger.


Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. We anticipate completing the merger shortly after the RPM stockholders' special meeting, assuming that the requisite number of stockholders of RPM approve the merger and the conditions to the merger set forth herein are satisfied or waived.

Q: WHAT RIGHTS WILL I HAVE AS A HOLDER OF LABRANCHE SERIES A PREFERRED STOCK?

A: Each holder of shares of LaBranche Series A preferred stock will be entitled to receive cumulative preferential cash dividends at an annual rate of 8% of the liquidation preference of such shares until the fourth anniversary of the closing of the merger, 10% from the fourth until the fifth anniversary of the closing of the merger, and 10.8% thereafter. The holders of LaBranche Series A preferred stock will also have the opportunity to vote on certain matters that would affect the rights of the LaBranche Series A preferred stockholders, any issuances of LaBranche stock with rights greater than or equal to theirs, and any proposal for the merger or consolidation of LaBranche, the sale of more than 50% of LaBranche's consolidated assets, or any similar transaction. As a holder of LaBranche Series A preferred stock, you will be entitled to a preference in payment upon a liquidation of LaBranche.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A: The merger generally will not be taxable to LaBranche, RPM or the RPM stockholders, except for any cash the RPM stockholders receive in lieu of fractional shares of LaBranche common stock. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER.

Q: WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER?

A: Under Delaware law, you are entitled to dissenters' rights. If you do not vote in favor of the merger and you properly elect to exercise your dissenters' rights as described under "The Merger--Dissenters' Appraisal Rights" and in ANNEX B, you may be entitled to receive in cash an amount equal to the "fair value" of your RPM common stock as determined by a court. The fair value could be equal to, less than or more than the value of the shares you would receive in the merger. Pursuant to the stockholder agreement you are being asked to sign as a condition to the closing of the merger, a copy of the form of which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, you will be asked to waive the dissenters' rights described above.

Q: WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this proxy statement/ prospectus, please fill out, sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at the RPM stockholders' special meeting. To ensure that we obtain your vote, please return your proxy card even if you currently plan to attend the RPM stockholders' special meeting in person. The proxy card will not be used if you attend and vote at the RPM stockholders' special meeting in person.

Q: WHERE AND WHEN IS THE RPM STOCKHOLDERS' SPECIAL MEETING?

A: The RPM stockholders' special meeting will be held at the offices of RPM, 20 Broad Street, 6th Floor, New York, New York 10005 on March 12, 2001, at 10:00 a.m. local time, unless adjourned to a later date.

Q: WHO CAN VOTE?

A: All record holders of RPM common stock at the close of business on February 20, 2001 can vote at the RPM stockholders' special meeting.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

    If you would like additional copies of this document, or if you would like to ask any additional questions about the merger, you should contact:

Nathan J. Mistretta
Executive Vice President--Finance and Administration,
Secretary and Treasurer
ROBB PECK McCOOEY Financial Services, Inc.
20 Broad Street, 6th Floor
New York, New York 10005
(212) 422-7622

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. THIS PROXY STATEMENT/PROSPECTUS INCLUDES SPECIFIC TERMS OF THE MERGER, AS WELL AS INFORMATION REGARDING LABRANCHE'S AND RPM'S RESPECTIVE BUSINESSES AND DETAILED FINANCIAL DATA. TO UNDERSTAND THE MERGER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ THIS DOCUMENT, AS WELL AS THE DOCUMENTS TO WHICH WE REFER YOU, CAREFULLY. WE ENCOURAGE YOU TO READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY. WE HAVE INDICATED PAGE NUMBERS PARENTHETICALLY TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF SOME OF THE TOPICS IN THIS SUMMARY.

THE COMPANIES


    LABRANCHE & CO INC. (Page 80)


    Organized in 1999 as a holding company in connection with the reorganization of LaBranche & Co. from partnership to corporate form and the related initial public offering of its common stock, LaBranche & Co Inc. is the parent of LaBranche & Co. LLC, one of the oldest and largest specialist firms on the New York Stock Exchange, or the NYSE. As a NYSE specialist, LaBranche's role is to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In doing so, LaBranche provides a service to its listed companies and to the brokers, traders and their respective customers who trade in its specialist stocks. As a result of its commitment to providing high quality specialist services, LaBranche has developed a strong reputation among its constituencies, including investors, members of the Wall Street community and listed companies.

    LaBranche's business has grown considerably during the past five years. Its revenues have increased from about $37.2 million in 1995 to $344.8 million in 2000, representing a compound annual growth rate of 56.1%. It has accomplished this growth both internally and through selective acquisitions. Since the NYSE implemented its new specialist allocation process in March 1997, LaBranche has been selected by 67 new listed companies, resulting from 117 listing interviews. In addition LaBranche has acquired five NYSE specialist operations since 1997, adding 281 new NYSE common stocks to the list of stocks for which it acts as specialist. During the past five years, LaBranche has also increased the scope of its business, as illustrated by the following data obtained from the NYSE:

    - the annual dollar volume on the NYSE of stocks for which LaBranche has acted as specialist increased to $2.2 trillion in 2000, as compared to $133.3 billion in 1995. Based on these dollar volumes, LaBranche was the largest specialist firm in 2000 as compared to the eighth largest in 1995;

    - the annual share volume on the NYSE of stocks for which LaBranche has acted as specialist increased to 52.7 billion in 2000, as compared to
      4.0 billion in 1995. Based on these share volumes, LaBranche was the largest specialist firm in 2000 as compared to the sixth largest in 1995;

    - the total number of LaBranche's common stock listings increased to 386 as of December 31, 2000, as compared to 125 as of December 31, 1995. Based on the number of its common stock listings, LaBranche was the third largest specialist firm as of December 31, 2000 as compared to the fifth largest as of December 31, 1995. In addition, LaBranche acts as specialist for 134 other listed securities.

    LaBranche is a Delaware corporation that was incorporated in June 1999. Its principal executive offices are located at One Exchange Plaza, 25th Floor, New York, New York 10006, and its telephone number is (212) 425-1144.

    ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. (Page 106)


    During 2000, RPM was the sixth largest specialist firm on the NYSE based on its share of NYSE common stock trading volume and total number of common stock listings. RPM began its specialist operations in 1925, and as of December 31, 2000 acted as specialist for 203 NYSE listed stocks, including 129 NYSE listed common stocks. These listed stocks included 15 of the 250 most actively traded common stocks, 21 of the stocks comprising the S&P 500 and three of the 30 Dow Jones Industrial Average stocks. Selected stocks handled by RPM as specialist include Bristol-Myers Squibb Company, Cigna Corporation, CSX Corporation, Delta Air Lines, E.I. duPont de Nemours, Eastman Kodak Company, H.J. Heinz Company, Philip Morris Companies, Inc., United Parcel Service, Wells Fargo & Company and Whirlpool Corporation. RPM's strong portfolio of U.S. companies is enhanced by a diverse portfolio of foreign companies including Telecom Brasileiras S.A. (Telebras) of Brazil, Nippon Telegraph & Telephone Corporation of Japan, ScottishPower, Jefferson Smurfit Group PLC of Ireland, Tele Danmark A/S, Compania De Telecomunicaciones De Chile S.A. (Chilean Telephone), Telecom Argentina Stet-France Telecom S.A., Grupo Televisa, S.A. and Cemex, S.A. de C.V. of Mexico.

    RPM owns a 25% interest in Freedom Specialist Inc.--R. Adrian & Co., LLC--ROBB PECK McCOOEY Specialist Corporation Joint Account, an entity that serves as specialist for 34 NYSE listed stocks as of December 31, 2000, including 28 NYSE common stock listings. These listed stocks include two of the 250 most actively traded common stocks and four S&P 500 stocks. Freedom Specialist Inc. also owns 25% of the joint account and R. Adrian & Co., LLC owns 50% of the joint account. RPM acts as manager of this joint account.

    For the past 25 years, RPM also has provided clearing, execution and other services to a variety of customers, including NYSE specialist firms, broker-dealers, financial institutions, traders and professional investors. These services are provided utilizing RPM's in-house data processing system, which enables tailor-made reports to be provided to RPM's clients. RPM clears for its specialist operations, and these clearing activities for the specialist operations accounted for about 5.6% of RPM's clearing revenues for the year ended April 28, 2000 and about 5.3% of RPM's clearing revenues for the six months ended October 27, 2000.

    RPM is a Delaware corporation that was incorporated in August 1985. Its principal executive offices are located at 20 Broad Street, 6th Floor, New York, New York 10005 and its telephone number is (212) 422-7622.


THE RPM STOCKHOLDERS' SPECIAL MEETING (Page 34)


DATE, TIME AND PLACE

    The special meeting will be held at the offices of RPM, 20 Broad Street, 6th Floor, New York, New York 10005 on March 12, 2001, beginning at 10:00 a.m., local time, unless adjourned to a later date.


PURPOSE OF THE RPM STOCKHOLDERS' SPECIAL MEETING (Page 34)


    At the special meeting, RPM stockholders will be asked to vote on a proposal to approve the Agreement and Plan of Merger, dated as of January 18, 2001, as amended on February 15, 2001, attached to this proxy statement/prospectus as ANNEX A. That document provides for the merger of RPM with and into LaBranche, with LaBranche being the surviving corporation. At the effective time of the merger, RPM will cease to exist. The merger agreement is the principal legal document that governs the terms and conditions of the merger and we encourage you to read it along with this proxy statement/prospectus.


RECOMMENDATION OF THE BOARD OF DIRECTORS OF RPM (Page 40)


    The board of directors of RPM recommends that RPM stockholders vote FOR the approval of the merger and the merger agreement. See "The Merger--Interests of RPM Directors and Executive

Officers in the Merger" for a discussion of conflicts of interest that certain directors and executive officers of RPM may have in connection with the merger and the other transactions contemplated in the merger agreement.


THE MERGER (Page 36)



TERMS OF THE MERGER (Page 36)


    The merger agreement provides for the merger of RPM with and into LaBranche. For each share of RPM common stock they own, RPM stockholders will receive
98.778 shares of LaBranche common stock and shares of LaBranche Series A preferred stock with an aggregate liquidation preference of $1,426.53. The shares of LaBranche Series A preferred stock to be issued in the merger are subject to the RPM stockholders' indemnification obligations. In addition, RPM stockholders could be required to return to LaBranche a portion of the shares of LaBranche Series A preferred stock, or may receive from LaBranche additional shares of LaBranche Series A preferred stock, based on the final calculation of RPM's adjusted net book value (as defined in the merger agreement) as of the closing date of the merger. Each share of LaBranche Series A preferred stock to be received in the merger will entitle the holder thereof to:

    - cumulative preferred cash dividends at an annual rate of 8% of the liquidation preference per share until the fourth anniversary of the closing of the merger, 10% until the fifth anniversary of the closing, and 10.8% thereafter;

    - certain voting rights; and

    - preferred distributions if LaBranche is liquidated.

Only whole shares of LaBranche common stock will be issued. RPM stockholders will receive cash instead of any fractional interest in a share of LaBranche common stock.


    In addition, RPM and each of its option holders will amend their option agreements to provide for immediate vesting and conversion upon consummation of the merger of each RPM option into an option to purchase 98.778 shares of LaBranche common stock.


    A portion of the shares of LaBranche Series A preferred stock issuable to the RPM stockholders in the merger will be held in escrow for a period of 18 months to satisfy any indemnification payment obligations to LaBranche under the merger agreement. An additional portion of the Series A preferred stock will be held in escrow pending a final calculation of RPM's adjusted net book value (as defined in the merger agreement) as of the closing date of the merger. To the extent the adjusted net book value of RPM as of the closing date of the merger is different from the aggregate liquidation preference of the shares of Series A preferred stock issued on the closing date of the merger, the number of shares issued to the RPM stockholders will be adjusted accordingly. It is currently anticipated that 100,000 shares of LaBranche Series A preferred stock will be issued at the closing.

    As a result of the merger, RPM stockholders will own about 12.4% and LaBranche stockholders immediately before the merger will own about 87.6% of the outstanding shares of LaBranche common stock following the merger. These percentages are based on the number of shares of LaBranche common stock and RPM common stock outstanding on January 18, 2001.


EFFECTIVE TIME OF THE MERGER (Page 36)


    As soon as practicable after the conditions to consummation of the merger described below have been satisfied or waived, and unless the merger agreement has been terminated as provided below, a certificate of merger will be filed with the Secretary of State of the State of Delaware, at which time the merger will become effective. It is presently contemplated that the effective time will be as soon as practicable after approval of the merger at the special meeting of RPM's stockholders or any adjournment thereof and after the registration statement containing this proxy statement/prospectus is declared effective by the SEC. If the RPM stockholders do not approve the merger agreement and the merger, the merger agreement will terminate and the merger will not become effective.


RPM'S REASONS FOR THE MERGER (Page 40)


    RPM believes that LaBranche and RPM have complementary assets, resources and expertise that should enable the merged companies to compete more effectively together than they could separately. RPM also believes that the merger will afford RPM stockholders an opportunity to participate in the potential for diversified and enhanced growth after the merger and that the RPM stockholders will gain liquidity by receiving publicly traded common stock of LaBranche for their RPM common stock, which is not publicly traded.


LABRANCHE'S REASONS FOR THE MERGER (Page 41)


    LaBranche believes that the acquisition of RPM will strengthen its position in the specialist market and will complement its position in the specialist and broker-dealer fields. LaBranche also believes that the two companies' businesses are substantially similar and that their combination offers the opportunity to enhance their combined revenues without a corresponding increase in expenses.


DISSENTERS' APPRAISAL RIGHTS (Page 41)


    The RPM stockholders have the right to dissent from the merger and to demand and obtain a cash payment equal to the appraised value of the shares of RPM common stock held by them under the circumstances described in this proxy statement/prospectus. The appraised value that a dissenting RPM stockholder obtains for his shares of RPM common stock by dissenting will be determined by a court and may be less than, equal to or greater than the value of the merger consideration provided for in the merger agreement. If an RPM stockholder fails to comply precisely with the procedural requirements of Section 262 of the Delaware General Corporation Law, a copy of which is annexed to this proxy statement/prospectus as ANNEX B, the stockholder will lose his right to dissent and seek payment for the appraised value of his shares of RPM common stock. By signing the RPM stockholder agreement you are being asked to sign as a condition to the closing of the merger, you will waive these dissenters' rights.


TAX CONSEQUENCES (Page 42)


    The merger is structured so that the RPM stockholders will not recognize gain or loss for federal income tax purposes for the shares of LaBranche common stock and Series A preferred stock they receive in the merger. Kelley Drye & Warren LLP, legal counsel for RPM, has issued an opinion to this effect, a copy of which is annexed to this proxy statement/prospectus as ANNEX C. RPM stockholders will be taxed only on cash they receive in lieu of fractional shares of LaBranche common stock. Tax matters are complicated, and tax results may vary among stockholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.


ACCOUNTING TREATMENT (Page 44)


    The merger will be accounted for by LaBranche under the purchase method of accounting. Accordingly, the merger consideration will be allocated among the assets of RPM based on their respective estimated fair market values at the effective time of the merger, and any excess of the value of the merger consideration over such fair market values will be accounted for as intangible assets and goodwill. The financial statements of LaBranche will reflect the combined operations of LaBranche and RPM from the effective time of the merger.

NO SOLICITATION (Page 44)


    Pending the closing of the merger, RPM has agreed that it will not, directly or indirectly:

    - solicit, initiate or encourage the submission of any competing acquisition proposal;

    - participate in or encourage, including by way of furnishing any non-public information, any discussions or negotiations regarding any competing acquisition proposal; or

    - enter into any definitive agreement relating to any competing acquisition proposal.


INTERESTS OF RPM DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (Page 45)



    Certain directors and executive officers of RPM have interests in the merger that are different from, or in addition to, your interests. These interests relate to, among other things, directorships and officer positions with LaBranche or its subsidiaries after the merger, receipt of accelerated payments under supplemental executive retirement plans, receipt of registration rights, participation in RPM's Deferred Compensation Plan, participation in RPM's retention bonus pool, and rights under the RPM option amendments. In addition, at or prior to the closing, RPM will dispose of its real estate management subsidiary, which manages and owns, through its subsidiaries, real estate, to George E. Robb, Jr., RPM's President and controlling stockholder.



BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF LABRANCHE AFTER THE MERGER
  (Page 46)


    There currently are eight members of the LaBranche board of directors. Upon completion of the merger, the number of directors on the board will be increased to ten. Following the merger:

    - Michael LaBranche, currently Chairman, President and Chief Executive Officer of LaBranche, will continue to serve as Chairman, President and Chief Executive Officer of LaBranche;

    - Robert M. Murphy, currently the Executive Vice President of RPM, will become a Class I director of LaBranche and the Chief Executive Officer of LaBranche & Co. LLC;

    - George E. Robb, Jr., currently the President of RPM, will become a Class II director of LaBranche; and

    - the remainder of the directors and executive officers of LaBranche prior to the merger will continue to hold their respective directorships and executive officer positions with LaBranche.


THE MERGER AGREEMENT (Page 47)



REPRESENTATIONS AND WARRANTIES (Page 48)


    Both RPM and LaBranche have made customary representations and warranties to each other in the merger agreement. All such representations and warranties, except those relating to taxes and ERISA matters, will survive the closing of the merger and for a period of 18 months thereafter. The representations and warranties relating to taxes and ERISA matters will survive until the expiration of the statute of limitation periods applicable to those claims.


REPRESENTATIONS AND WARRANTIES OF THE RPM STOCKHOLDERS AND OPTION HOLDERS
  (Page 49)


    In addition, each of the RPM stockholders will make certain representations and warranties in a separate stockholder agreement with LaBranche, and each of the RPM option holders will make certain representations and warranties in a separate indemnification agreement with LaBranche.


REGULATORY APPROVALS (Page 50)


    It is a condition to the merger that LaBranche and RPM obtain any and all authorizations, permits, approvals and consents of any governmental entity and regulatory authority, including the

NYSE, the SEC, the NASD, the CBOE and the AMEX and that the merger be in compliance with all applicable state and federal securities laws. As of February 15, 2001, LaBranche and RPM were still in the process of obtaining the necessary authorizations, permits, approvals and consents from these entities. It is also a condition to the merger that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired. LaBranche and RPM were granted early termination of the waiting period for the merger under the Hart-Scott-Rodino Act by the Federal Trade Commission and the Department of Justice on December 8, 2000. If any other approval or action is required, LaBranche and RPM will seek that approval or action. There can be no assurance that any approval or action, if required, will be obtained on a timely basis, if at all.


CERTAIN COVENANTS (Page 50)


    Until the closing of the merger, each of RPM and LaBranche has agreed to carry on its and its subsidiaries' respective businesses in the ordinary course and consistent with past practice. Each of RPM and LaBranche also has agreed not to take, or agree to take, any actions that would adversely affect its business or financial condition. Until the closing of the merger, each of RPM and LaBranche has agreed to use all reasonable efforts consistent with past practice and policies to maintain its and its subsidiaries' respective registrations and good standing with the SEC, NASD, NYSE, AMEX, any regional market on which it conducts business, and states where such registration is required under the securities laws of such states.

    RPM has agreed to cause a meeting of the RPM stockholders to be held as soon as reasonably practicable after the signing of the merger agreement. The RPM board of directors has agreed to recommend approval of the merger agreement by its stockholders and to take all reasonable and lawful action to solicit and obtain such approval.

    The merger agreement also contains other mutual covenants of the parties, including covenants relating to preparation and filing of all required documents with the proper governmental agencies, maintaining the confidentiality of all information disclosed to each other in connection with the merger, using all reasonable efforts to obtain all necessary consents, approvals or waivers, as applicable, of third parties or governmental agencies to the merger, providing access to information of the other party in connection with its businesses and advising the other party as to material changes in its businesses.


INDEMNIFICATION BY RPM STOCKHOLDERS AND OPTION HOLDERS (Page 52)



    Under the merger agreement, the RPM stockholders and option holders are required to indemnify LaBranche for breaches by RPM of its representations, warranties and covenants contained in the merger agreement. The RPM stockholders are required to indemnify LaBranche for breaches of their own representations and warranties contained in their stockholder agreements, and the RPM option holders are required to indemnify LaBranche for breaches of their own representations and warranties contained in the indemnification agreement. The RPM stockholders and option holders generally will be liable for such indemnification only if and to the extent that the total amount of damages suffered by LaBranche on account of such breaches exceeds a threshold of $1.0 million. The total indemnification liability of the RPM stockholders will be limited to:



    - 10% of the closing value (as defined in the merger agreement) of the LaBranche common stock to be distributed to them in the merger
      ($31.4 million if the closing had occurred on February 15, 2001), plus


    - 10% of the liquidation value of the LaBranche Series A preferred stock to be distributed to them in the merger (expected to be about
      $10.0 million), plus


    - an amount expected to be about $14.4 million (assuming no further exercises of RPM stock options prior to the closing of the merger).

    The total indemnification liability of the RPM option holders will be limited to:


    - 10% of the closing value of the LaBranche common stock to be issued to them upon exercise of their amended RPM stock options ($12.6 million if the closing had occurred on February 15, 2001), plus


    - 10% of the amount of the benefits payable, excluding interest, under the RPM Deferred Compensation Plan, (about $3.0 million), plus

    - an amount expected to be about $5.6 million (assuming no further exercises of RPM stock options prior to the closing of the merger).

    The RPM option holders' indemnification obligations to LaBranche may be satisfied only by a reduction in the benefits otherwise payable to them under the RPM Deferred Compensation Plan. LaBranche also will indemnify the RPM stockholders and option holders against breaches of its representations, warranties and covenants contained in the merger agreement, subject to a minimum threshold amount of $1.0 million and a maximum liability equal to the aggregate of the maximum liability of the RPM stockholders and option holders.


ESCROW OF SERIES A PREFERRED STOCK (Page 53)


    At the effective time of the merger, LaBranche will deposit with an escrow agent a portion of the shares of Series A preferred stock to be issued to the RPM stockholders in the merger. The shares deposited will have a total liquidation value equal to the maximum indemnification liability of the RPM stockholders to LaBranche as described above and will be held in escrow to satisfy these indemnification obligations, if there are any, of the RPM stockholders. The escrow arrangement will terminate 18 months after the closing of the merger, except that if there are unresolved pending claims for indemnification on that date, shares will be retained in escrow to cover those claims until they are resolved. LaBranche's remedies for satisfaction of indemnification claims against the RPM stockholders, if any, will be limited to recovery of the shares held in the escrow, except that, after termination of the escrow, LaBranche will still have recourse to shares distributed from the escrow to the RPM stockholders, or to the cash proceeds of any sale of those shares, with respect to claims for tax and ERISA matters.

    An additional portion of the Series A preferred stock will be held in escrow to provide for the RPM stockholders' possible obligation to return a portion of the shares of LaBranche Series A preferred stock to LaBranche based on the final calculation of RPM's adjusted net book value (as defined in the merger agreement) as of the closing date of the merger. The escrowed shares will be distributed to the RPM stockholders after the final calculation of RPM's adjusted net book value as of the closing of the merger, except to the extent required to be returned to LaBranche as a result of that calculation.


CONDITIONS TO THE MERGER (Page 54)


    Various conditions must be satisfied before LaBranche and RPM complete the merger. Some of these conditions apply to both LaBranche and RPM, which means that if the conditions are not met, neither LaBranche nor RPM will have an obligation to complete the merger. Some conditions apply only to LaBranche, which means that if the conditions are not met, RPM will have an obligation to complete the merger but LaBranche will not. The remainder of the conditions apply only to RPM, which means that if the conditions are not met, LaBranche will be obligated to complete the merger but RPM will not. If these conditions are not met or waived, even if the RPM stockholders approve the merger, the closing will not occur.

TERMINATION OF THE MERGER AGREEMENT (Page 56)


    The merger agreement may be terminated at any time prior to the effective time, whether before or after the approval of the RPM stockholders:

    - by mutual consent of LaBranche and RPM;

    - by LaBranche, if:

       - it has not breached any of its material obligations under the merger agreement and either (1) RPM has materially breached and failed to cure within 15 days any of its representations, warranties and covenants under the merger agreement, or (2) the closing of the merger has not occurred by June 30, 2001 by reason of the failure of any conditions precedent to LaBranche's obligation to complete the merger;

       - the RPM stockholders' special meeting has not occurred within 25 calendar days, subject to possible extension, after the registration statement containing this proxy statement/ prospectus has been declared effective by the SEC;

       - at the RPM stockholders' special meeting, the requisite vote of the RPM stockholders to approve the merger is not obtained; or

       - the volume-weighted average sales price of LaBranche's common stock for any 20 consecutive trading days before the closing of the merger is more than $38.00 per share; or

    - by RPM, if:

       - it has not breached any of its material obligations under the merger agreement and either (1) LaBranche has materially breached and failed to cure within 15 days any of its representations, warranties and covenants under the merger agreement, or (2) the closing of the merger has not occurred by June 30, 2001 by reason of the failure of any conditions precedent to RPM's obligation to complete the merger; or

       - the volume-weighted average sales price of LaBranche's common stock for any five consecutive trading days before the closing of the Merger is less than $15.00 per share.


TERMINATION FEE (Page 57)


    If the merger agreement is terminated by LaBranche because the RPM stockholders' special meeting has not occurred within 25 calendar days after the registration statement containing this proxy statement/prospectus has been declared effective by the SEC and copies of the final prospectus have been delivered to RPM to allow it to provide for distribution to its stockholders (subject to extension to 25 business days to allow for compliance with applicable law) or if the RPM stockholders do not approve the merger at the RPM stockholders' special meeting, RPM will be required to pay to LaBranche a fee of $10.0 million.


DEFERRED COMPENSATION PLAN (Page 57)


    At the effective time of the merger, LaBranche will succeed to RPM's liabilities and obligations under the RPM Deferred Compensation Plan. The RPM Deferred Compensation Plan provides for the payment, on or before the date that is 81 months after the closing of the merger, of about $30.2 million, plus interest at 8%, to the RPM option holders. While the payment of benefits under the RPM Deferred Compensation Plan may be accelerated in certain circumstances, no more than $6.0 million in deferred compensation benefits (including interest) may be paid in any 12 consecutive month period. If the plan is terminated, the deferred compensation benefits (including interest) of all participants, to the extent not previously paid, must be distributed to the participants in a lump sum. The amounts payable under the RPM Deferred Compensation Plan may be reduced to satisfy indemnification obligations of the RPM option holders to LaBranche, if there are any.

RETENTION BONUS POOL (Page 58)


    At the effective time of the merger, LaBranche will succeed to RPM's liabilities and obligations under RPM's retention bonus pool. The RPM retention bonus pool requires $9.0 million to be payable as bonus compensation on the third anniversary of the closing date of the merger to as many as 31 employees of RPM. The portion of this retention bonus pool payable to each of these persons will be determined by the majority vote of a committee of LaBranche's board of directors consisting of Robert M. Murphy, George E. Robb, Jr. and Michael LaBranche or their respective successors. If any of these persons' employment with LaBranche or any of its subsidiaries terminates for certain reasons prior to the third anniversary of the closing of the merger, the employee will no longer be eligible to participate in this retention bonus pool. No payments out of the retention bonus pool may be made if LaBranche is not current in its payment of dividends on the outstanding shares of LaBranche Series A preferred stock.


REGISTRATION RIGHTS AGREEMENT (Page 58)


    As a condition to the closing of the merger, LaBranche will enter into a registration rights agreement with George E. Robb, Jr., RPM's President, and Robert M. Murphy, RPM's Executive Vice President. Pursuant to the registration rights agreement. Messrs. Robb, Jr. and Murphy will have the right to request that LaBranche register all or a portion of the shares of LaBranche common stock that they hold for public resale. The registration rights agreement also provides that, if LaBranche determines to conduct a public offering of its stock, either for its own account or for the account of any of its other stockholders, LaBranche will offer Messrs. Robb, Jr. and Murphy the opportunity to include all or a portion of their shares of LaBranche common stock in that registration statement. Under the registration rights agreement, LaBranche will be required to pay all expenses of Messrs. Robb, Jr. and Murphy in any registration effected under the agreement.


STOCK OPTIONS (Page 58)



    Each outstanding agreement governing options to purchase shares of RPM common stock will be amended to provide that such options become immediately vested and converted into options to acquire shares of LaBranche common stock at the effective time of the merger. At that time, an option to purchase shares of RPM common stock will become exercisable for the number of shares of LaBranche common stock equal to the product of:


    - the number of shares of RPM common stock subject to the original RPM stock option; and

    - 98.778.

    The exercise price per share of LaBranche common stock underlying each amended option will be equal to the price obtained by dividing:

    - the exercise price per share of RPM common stock subject to the original RPM stock option; by

    - 98.778.

    LaBranche has agreed to use its reasonable best efforts to file a registration statement with respect to the shares of LaBranche common stock underlying the amended stock options not later than ten business days following the closing of the merger.


DISPOSITION OF REAL ESTATE MANAGEMENT OPERATIONS (Page 59)


    A condition to LaBranche's obligation to complete the merger is the disposition by RPM of its subsidiary, ROBB PECK McCOOEY Real Estate Management Corp., or Remco, to George E. Robb, Jr. Mr. Robb, Jr. is the President and controlling stockholder of RPM. Remco engages in real estate management activities and, through its subsidiaries, owns real property. The real estate held through Remco and the associated real estate management activities are unrelated to the business and operations of RPM. LaBranche does not desire to assume the business conducted by Remco and is requiring that RPM dispose of Remco prior to the consummation of the merger. RPM's interest in Remco will be transferred to Mr. Robb, Jr. as consideration for Mr. Robb, Jr.'s relinquishment of his controlling interest in RPM. It is currently contemplated that this disposition and transfer to Mr. Robb, Jr. will be effected through a series of mergers of Remco and Remco's subsidiaries into a newly created limited liability company controlled by Mr. Robb, Jr. in which Mitchell Low, President of Remco, will have a limited participation interest. As of December 31, 2000, Remco and its subsidiaries had a recorded net book value of about $7.3 million.


STOCK TRANSFER RESTRICTION AGREEMENTS WITH RESPECT TO LABRANCHE SERIES A
  PREFERRED STOCK (Page 59)


    In connection with, and as a condition to LaBranche's obligation to complete the merger, the RPM stockholders must enter into stockholder agreements with LaBranche pursuant to which they will agree not to sell or otherwise dispose of the shares of LaBranche Series A preferred stock they will receive in the merger without the prior written consent of LaBranche, except in certain limited circumstances.


BASE COMPENSATION AND OTHER BENEFITS TO FORMER RPM EMPLOYEES (Page 60)


    LaBranche has agreed in the merger agreement to provide to the employees of RPM who become employees of LaBranche or any of its subsidiaries after the merger base compensation and employee benefits, including health and welfare benefits, life insurance and vacation, on terms and conditions that are no less favorable than the base compensation and employee benefits provided to similarly situated employees of LaBranche or such subsidiary.


MATERIAL DIFFERENCES IN RIGHTS OF LABRANCHE AND RPM STOCKHOLDERS (Page 127)


    Upon consummation of the merger, RPM stockholders will become stockholders of LaBranche, and their rights as stockholders will be governed by the certificate of incorporation and bylaws of LaBranche. There are a number of significant differences between the certificates of incorporation and bylaws of LaBranche and RPM. However, since LaBranche and RPM are both Delaware corporations, the rights of RPM stockholders will continue to be governed by Delaware law after the merger.

MARKET PRICE INFORMATION (Page 133)

    LaBranche's initial public offering was completed on August 24, 1999 and its common stock is traded on the New York Stock Exchange under the symbol "LAB." RPM is a privately held company and its stock is not traded or quoted in any public market. The following table shows, for the calendar quarters indicated, based on published financial sources, the high and low closing sale prices of shares of LaBranche common stock on the NYSE:

                                                                 PRICE PER SHARE
CALENDAR                                                       -------------------
 PERIOD                                                          HIGH       LOW
--------                                                       --------   --------
1999
          Third Quarter (from August 24).....................   $14.25     $11.19
          Fourth Quarter.....................................    13.38       9.38
2000
          First Quarter......................................    15.38      11.31
          Second Quarter.....................................    17.63      11.13
          Third Quarter......................................    36.25      15.44
          Fourth Quarter.....................................    39.63      22.19
2001
          First Quarter (through February 15)................    50.55      27.69

    On February 15, 2001, the closing price per share of LaBranche common stock on the NYSE was $50.55. As of February 15, 2001, LaBranche had about 117 stockholders of record. Since many of LaBranche's outstanding shares are held by brokers or other nominees, the number of record holders is not representative of the number of beneficial holders. LaBranche has never declared or paid cash dividends on its capital stock. Other than the dividends payable on the Series A preferred stock in the future, LaBranche currently anticipates that it will retain earnings to support its operations and to finance the growth and development of its business, and it does not anticipate paying any cash dividends on its common stock in the future.

    The table below presents:

    - the last reported sale price of one share of LaBranche common stock on each of the dates indicated, as reported by the NYSE; and

    - the market value of one share of RPM common stock on an equivalent per share basis.

    In each case below, it is assumed that the merger had been completed on each of January 18, 2001, the last full trading day before the public announcement of the execution of the merger agreement, and on February 15, 2001, the last day for which this information could be calculated before the date of this proxy statement/prospectus. The equivalent price per share data for the RPM common stock has been determined by multiplying the last reported sale price of one share of LaBranche common stock on each of the indicated dates by 98.778 and then adding $1,426.53, the liquidation value of LaBranche Series A preferred stock to be issued at closing for each share of RPM common stock held by them:

                                                                EQUIVALENT PRICE
                                                  LABRANCHE     PER SHARE OF RPM
DATE                                             COMMON STOCK     COMMON STOCK
----                                             ------------   ----------------
January 18, 2001...............................     $36.88          $5,069.46
February 15, 2001..............................     $50.55          $6,419.76

    There are 13 holders of record of RPM common stock. No established trading market for the RPM common stock exists. All shares of RPM preferred stock will be redeemed by RPM before the closing of the merger.


CASH DIVIDEND POLICY (Page 133)


    Neither LaBranche nor RPM has ever paid dividends on its common stock.


RISK FACTORS (Page 19)


    For a discussion of some risk factors that should be considered by prospective investors in connection with an investment in LaBranche common stock, see "Risk Factors."

RECENT OPERATING RESULTS OF LABRANCHE

    LaBranche's unaudited revenues increased to $345.0 million in the year ended December 31, 2000, from $201.0 million in the year ended December 31, 1999. LaBranche's unaudited net income increased to $82.0 million in the year ended December 31, 2000, compared to $29.0 million in the year ended December 31, 1999.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF LABRANCHE

    The summary historical consolidated financial data of LaBranche set forth below for the years ended December 31, 1997, 1998 and 1999 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this proxy statement/prospectus. The summary historical consolidated financial data of LaBranche set forth below for the years ended December 31, 1995 and 1996 have been derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, but are not included elsewhere in this proxy statement/prospectus. The summary historical consolidated financial data for the nine months ended September 30, 1999 and 2000 were derived from the unaudited financial statements included in this proxy statement/prospectus. LaBranche's management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information contained in those statements, and the adjustments made consist only of normal recurring adjustments. The summary historical consolidated financial data of LaBranche set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "LaBranche Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this proxy statement/prospectus.

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                          YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                               ---------------------------------------------  ------------------
                                                1995     1996     1997      1998      1999      1999      2000
                                               -------  -------  -------  --------  --------  --------  --------
                                                                                                 (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT OTHER DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net gain on principal transactions.........  $26,290  $37,113  $47,817  $ 95,048  $150,971  $109,528  $203,174
  Commissions................................    7,736   10,180   15,186    26,576    37,222    26,662    32,367
  Other......................................    3,147    2,643    4,637     4,787    12,844     8,945    11,995
                                               -------  -------  -------  --------  --------  --------  --------
    Total revenues...........................  $37,173  $49,936  $67,640  $126,411  $201,037  $145,135  $247,536
                                               =======  =======  =======  ========  ========  ========  ========
Income before managing directors'
  compensation, limited partners' interest in
  earnings of subsidiary and provision for
  income taxes...............................   26,254   32,783   47,732    91,635   134,468   104,911   120,393
Net Income...................................  $ 1,134  $(1,692) $ 1,489  $  2,660  $ 29,034  $ 13,463  $ 59,629
                                               =======  =======  =======  ========  ========  ========  ========
Diluted earnings per share...................                    $  0.14  $   0.11  $   0.72  $   0.35  $   1.24
                                                                 =======  ========  ========  ========  ========
Other Data:
Number of our common stock listings..........      125      132      202       284       271       278       395
Total share volume on the NYSE of our
  specialist stocks (in billions)............      4.0      5.6     10.9      20.0      25.7      18.6      39.6
Total dollar volume on the NYSE of our
  specialist stocks (in billions)............    133.3    201.4    476.7     950.4   1,209.3     929.5   1,742.2
NYSE average daily trading share volume (in
  millions)..................................    346.1    412.0    526.9     673.6     809.2     781.9   1,013.9
Ratio of earnings to fixed charges(1)........     32.8x    20.0x    10.7x      9.0x     10.0x      6.0x      5.0x

                                              AS OF DECEMBER 31,                    AS OF
                                ----------------------------------------------  SEPTEMBER 30,
                                 1995     1996      1997      1998      1999         2000
                                -------  -------  --------  --------  --------  --------------
                                                                                 (UNAUDITED)
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short term
  investments.................  $ 8,971  $16,479  $ 17,989  $ 25,822  $109,196     $227,173
Working capital...............   32,855   27,694    62,562   104,250   229,119      282,730
Total assets..................   65,177   78,918   157,754   272,201   505,125      932,213
Total long-term
  indebtedness(2).............    1,150    2,919    31,423    48,073   162,330      402,283
Members' capital/stockholders'
  equity......................   18,270   13,735    37,658    77,093   251,972      346,238

------------------------------

(1) For purposes of this ratio, earnings represent pre-tax income for 1995 to 1998 plus limited partners' interest in earnings of subsidiary and fixed charges. Fixed charges represent interest expensed as well as amortized premiums, discounts and capitalized expenses related to indebtedness.

(2) Excludes subordinated liabilities related to contributed exchange memberships.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF RPM

    The summary historical consolidated financial data (other than Other Data) of RPM set forth below for the years ended April 24, 1998, April 30, 1999 and April 28, 2000 have been derived from RPM's consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere (other than the balance sheet data as of April 24, 1998) in this proxy statement/prospectus. The summary historical consolidated financial data set forth below for the years ended April 26, 1996 and April 25, 1997 and the balance sheet data as of April 24, 1998 have been derived from RPM's consolidated financial statements, audited by PricewaterhouseCoopers LLP, independent accountants, but are not included elsewhere in this proxy statement/prospectus. The summary historical consolidated financial data for the six months ended October 29, 1999 and October 27, 2000 were derived from the unaudited financial statements included in this proxy statement/prospectus. RPM's management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information contained in those statements, and the adjustments made consist only of normal recurring adjustments. The summary historical consolidated financial data of RPM set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations of RPM," which are included elsewhere in this proxy statement/prospectus. RPM's fiscal year ends on the last Friday of each April, and its first, second and third fiscal quarters end on the last Friday of each July, October and January, respectively.

                                                                                         SIX MONTHS ENDED
                                                  YEAR ENDED APRIL,                          OCTOBER,
                                 ----------------------------------------------------   -------------------
                                   1996       1997       1998       1999       2000       1999       2000
                                 --------   --------   --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT OTHER DATA)
INCOME STATEMENT DATA:
Revenues:
  Trading and investment gains,
    net........................  $ 31,394   $ 38,020   $ 75,155   $ 76,344   $ 44,124   $ 26,431   $ 37,834
  Floor brokerage..............    16,332     18,126     22,662     25,067     24,786     11,958      8,956
  Clearance fees and
    commissions................    16,173     17,433     17,281     15,456     18,873      7,948      9,569
  Other........................     5,522      5,730      8,614      8,928     13,952      6,026      8,178
                                 --------   --------   --------   --------   --------   --------   --------
    Total revenues.............  $ 69,421   $ 79,309   $123,712   $125,795   $101,735   $ 52,363   $ 64,537
                                 ========   ========   ========   ========   ========   ========   ========
Income before provision for
  income taxes.................  $ 16,273   $ 18,589   $ 46,697   $ 37,859   $ 27,753   $ 15,191   $ 15,603
Net income.....................     8,591      9,877     24,983     20,259     14,726      7,971      8,230
                                 ========   ========   ========   ========   ========   ========   ========

BALANCE SHEET DATA:
Total assets...................  $153,464   $150,634   $249,517   $283,236   $293,785   $321,983   $315,444
Long-term borrowings...........    11,563     10,455      5,750     27,634     37,534     25,006     34,538
Redeemable preferred stock.....     2,844      2,844      2,844      2,664      2,664      2,664      2,664

OTHER DATA:
Number of RPM's common stock
  listings.....................        73         84        100        117        125        121        128

            SUMMARY PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    Set forth below are condensed consolidated statements of operations for the year ended December 31, 1999 and for the nine months ended September 30, 2000:

(1) on a historical basis;

(2) on a pro forma basis to give effect to the reorganization of LaBranche & Co. from partnership to corporate form and the related initial public offering (the "Reorganization Transactions") as if they had occurred on January 1, 1999;

(3) on a pro forma basis to give effect to the following transactions as if they had occurred on January 1, 1999 and January 1, 2000, respectively:

    - the acquisition of Henderson and Webco; and

    - our pending acquisition of RPM, including (i) the issuance of an aggregate of 6.9 million shares of common stock, (ii) the issuance of nonconvertible preferred stock having an aggregate face value of $100.0 million and an estimated fair value of approximately $89.1 million, (iii) the assumption of all obligations under RPM's outstanding option agreements with employees, whereby each option to purchase RPM common stock will be converted into an option to purchase 98.778 shares of our common stock and
      (iv) the reversal of the historical results of operations for RPM Real Estate, RPM Asset Management and RPM Investment Division as these business lines will not be acquired by LaBranche (these acquisitions and related transactions are referred to as the "Acquisition Transactions").

    The pro forma consolidated statement of financial condition data as of September 30, 2000 gives effect to the Acquisition Transactions as if they had occurred on September 30, 2000.

    The pro forma consolidated financial information has been prepared by our management and is not necessarily indicative of the results that would have been achieved had the above described transactions occurred on the dates indicated or that may be achieved in the future.

                                                                FOR THE YEAR ENDED DECEMBER 31, 1999
                                          ---------------------------------------------------------------------------------
                                                                                                            (K)
                                                                                                         PRO FORMA
                                                                                                   FOR THE REORGANIZATION
                                                                              PRO FORMA              TRANSACTIONS, THE
                                                         PRO FORMA      FOR THE REORGANIZATION           HENDERSON
                                                          FOR THE          TRANSACTIONS AND      AND WEBCO ACQUISITIONS AND
                                                       REORGANIZATION     THE HENDERSON AND           THE ACQUISITION
                                          HISTORICAL    TRANSACTIONS      WEBCO ACQUISITIONS            TRANSACTIONS
                                          ----------   --------------   ----------------------   --------------------------
Statement of Operations Data
Revenues:
  Net gain on principal transactions....   $150,971       $150,971             $210,915                   $246,676
  Commissions...........................     37,222         37,222               66,599                     92,131
  Other.................................     12,844         12,844               19,355                     43,637
                                           --------       --------             --------                   --------
    Total revenues......................    201,037        201,037              296,869                    382,444
                                           --------       --------             --------                   --------
Expenses:
  Employee compensation and related
    benefits............................     34,268         63,448(a)            90,910(a)(g)              122,706(a)(g)(l)(m)(n)
  Lease of exchange memberships.........      8,416          8,416                8,808                     12,507
  Interest..............................      8,286         15,091(b)            46,613(b)(h)(i)            50,315(b)(h)(i)(o)
  Exchange, clearing and brokerage
    fees................................      3,709          3,709                6,083                     11,290
  Amortization of intangibles...........      4,623          6,808(c)            18,351(c)(j)               42,025(c)(j)(p)
  Other.................................      7,267          7,267               16,138                     27,528
                                           --------       --------             --------                   --------
    Total expenses before managing
      directors' compensation, limited
      partners' interest in earnings of
      subsidiary and provision for
      income taxes......................     66,569        104,739              186,903                    266,371

                                                              FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)
                                              ---------------------------------------------------------------------------------
                                                                                                                (K)
                                                                                                             PRO FORMA
                                                                                                       FOR THE REORGANIZATION
                                                                                  PRO FORMA              TRANSACTIONS, THE
                                                             PRO FORMA      FOR THE REORGANIZATION           HENDERSON
                                                              FOR THE          TRANSACTIONS AND      AND WEBCO ACQUISITIONS AND
                                                           REORGANIZATION     THE HENDERSON AND         FOR THE ACQUISITION
                                              HISTORICAL    TRANSACTIONS      WEBCO ACQUISITIONS            TRANSACTIONS
                                              ----------   --------------   ----------------------   --------------------------
Income before managing directors'
  compensation, limited partners' interest
  in earnings of subsidiary and provision
  for income taxes..........................   $134,468       $ 96,298             $109,966                   $116,073
MANAGING DIRECTORS' COMPENSATION............     56,191             --(d)                --(d)                      --(d)
Income before limited partners' interest in
  earnings of subsidiary and provision for
  income taxes..............................     78,277         96,298              109,966                    116,073
LIMITED PARTNERS' INTEREST IN EARNINGS OF
  SUBSIDIARY................................     25,344             --(e)                --(e)                      --(e)
                                               --------       --------             --------                   --------
Income before provision for income taxes....     52,933         96,298              109,966                    116,073
Provision for income taxes..................     23,899         47,350(f)            58,166(f)                  69,570(f)
                                               --------       --------             --------                   --------
Net Income..................................   $ 29,034       $ 48,948             $ 51,800                   $ 46,503
                                               ========       ========             ========                   ========
Diluted earnings per share..................   $   0.72                                                       $   0.65
                                               ========                                                       ========

                                                             FOR THE NINE MONTHS ENDED
                                                                SEPTEMBER 30, 2000
                                                  -----------------------------------------------
                                                                PRO FORMA
                                                                 FOR THE              (K)
                                                                HENDERSON          PRO FORMA
                                                                AND WEBCO     FOR THE ACQUISITION
                                                  HISTORICAL   ACQUISITIONS      TRANSACTIONS
                                                  ----------   ------------   -------------------
Statement of Operations Data
Revenues:
  Net gain on principal transactions............   $203,174      $212,324          $280,201
  Commissions...................................     32,367        35,989            51,892
  Other.........................................     11,995        11,865            37,071
                                                   --------      --------          --------
    Total revenues..............................    247,536       260,178           369,164
                                                   --------      --------          --------
Expenses:
  Employee compensation and related benefits....     64,435        79,839(g)        125,249(g)(l)(m)(n)
  Lease of exchange memberships.................      8,127         8,127            11,335
  Interest......................................     29,910        35,057(h)(i)        39,590(h)(i)(o)
  Exchange, clearing and brokerage fees.........      3,631         4,076             9,760
  Depreciation and amortization of
  intangibles...................................     12,404        14,400(j)         31,972(j)(p)
  Other.........................................      8,636        10,219            18,638
                                                   --------      --------          --------
    Total expenses before provisions for income
    taxes.......................................    127,143       151,718           236,544
                                                   --------      --------          --------

Income before provision for income taxes........    120,393       108,460           132,620
Provision for income taxes......................     60,764        55,967(f)         73,819(f)
                                                   --------      --------          --------
Net Income......................................   $ 59,629      $ 52,493          $ 58,801
                                                   ========      ========          ========
Diluted earnings per share......................   $   1.24                        $   0.90
                                                   ========                        ========

                                                            AS OF SEPTEMBER 30, 2000
                                                  --------------------------------------------
                                                                                PRO FORMA
                                                                           FOR THE ACQUISITION
                                                  HISTORICAL                  TRANSACTIONS
                                                  ----------               -------------------
Balance Sheet Data:
Cash and short-term investments.................   $227,173                     $ 254,554(q)(r)
Working capital.................................    282,730                       237,342(q)(r)(t)
Total assets....................................    932,213                     1,678,642(q)(s)(r)
Total long-term indebtedness....................    402,283                       426,626(q)(r)
Stockholders' equity............................    346,238                       777,447(q)(u)(v)

    a. Employee compensation and benefits was adjusted to reflect managing directors' compensation based on the revised compensation policies which were implemented at the time of the Reorganization Transaction.

    b. Reflects the repayment of $5.0 million of subordinated liabilities owed to a former limited partner and reverses the related interest expense. Reflects the issuance of senior notes of $100.0 million, the issuance of a $16.0 million note and $350,000 of subordinated indebtedness and the related interest expense.

    c. Reflects the amortization of intangibles, on a straight-line basis, related to the redemption of limited partners' interest.

    d. Managing directors' compensation was adjusted to reverse the actual amounts previously recorded.

    e. Reflects reversal of actual limited partners' interest in earnings of subsidiary previously recorded.

    f. Reflects federal, state and local income taxes at an estimated tax rate of approximately 47.5%.

    g. Employee compensation and related benefits was adjusted to reflect the new compensation arrangements made with Henderson and Webco employees to which these employees have been subject since becoming employees of LaBranche.

    h. Reflects the interest expense for the $250.0 million of senior subordinated notes net of a discount of approximately $4.3 million, $2.5 million aggregate principal amount of senior promissory notes issued to Webco stockholders.

    i. Reflects the reversal of the interest expense related to the repayment of Henderson subordinated notes prior to the acquisition.

    j. Reflects the amortization of intangibles related to the acquisitions of Henderson and Webco.

    k. Reflects the reversal of the historical results of operations of RPM Real Estate, RPM Asset Management and RPM Investment Division, as LaBranche will not acquire these business lines.

    l. Employee compensation and related benefits was adjusted to reflect the new compensation arrangements made with nine RPM employees to which those employees will be subject upon becoming employees of LaBranche, which will be effective upon completion of the acquisition.

    m. Reflects the reversal of actual compensation expense related to RPM's stock option agreements with employees.


    n. Reflects the pro rata compensation expense for the $9.0 million retention bonus pool payable to certain RPM employees and the accrual of interest with respect to the benefits payable under the RPM Deferred Compensation Plan.

    o. Reflects the reversal of the actual interest expense incurred prior to the repayment of $21.2 million of RPM's subordinated debt.

    p.  Reflects the amortization of intangibles related to the RPM Acquisition.


    q. Reflects the reversal of the historical statement of financial condition of RPM Real Estate and RPM Asset Management as of September 30, 2000, as LaBranche will not acquire these business lines.


    r. Reflects the repayment of approximately $21.2 million of subordinated debt of RPM and the estimated payments for professional services provided in connection with the RPM Acquisition.

    s. Reflects a total of $448.5 million of purchase price allocated to intangibles for the RPM acquisition, the related deferred tax liabilities, and the reversal of $7.3 million of intangible assets remaining from RPM's previous acquisitions.


    t. Reflects the recognition of the benefits payable under the RPM Deferred Compensation Plan to certain employees of RPM 81 months after the completion of the RPM Acquisition.



    u.  Reflects the RPM acquisition for an aggregate of approximately
       6.9 million shares of common stock, shares of nonconvertible preferred stock having an aggregate face value of $100.0 million and an estimated fair value of approximately $89.1 million and the assumption of all obligations under RPM's outstanding option agreements with employees, whereby each option to purchase RPM common stock will be converted into a vested option to purchase 98.778 shares of LaBranche's common stock.


    v. Reflects the elimination of the redeemable stocks and other equity of RPM.

                           COMPARATIVE PER-SHARE DATA

    The following table sets forth historical net income and book value per share of LaBranche and the unaudited pro forma combined net income and book value per share data after giving effect to the merger. The exchange ratio for the merger is 98.778 shares of LaBranche common stock for each share of RPM common stock, as set forth in the merger agreement. Neither LaBranche nor RPM has declared or paid any cash dividends on its common stock, and LaBranche does not anticipate doing so in the foreseeable future.

    The historical book value per share of LaBranche common stock is computed by dividing redeemable common stock and other equity at the end of each period by the total number of shares of common stock outstanding at the end of each period. In determining the book value per share, the tax benefits associated with the exercise of any options were not considered.

    The pro forma per share data has been calculated assuming that the
6.9 million shares of LaBranche common stock and the converted RPM options were issued as of January 1, 1999 and January 1, 2000, respectively. The diluted pro forma book value per share data assumes exercise of all options granted under LaBranche's Equity Incentive Plan as well as the replacement options granted to RPM.

    The unaudited pro forma combined data below is for illustrative purposes only, and is not necessarily indicative of the results that would have been achieved had the merger occurred on the dates indicated or the results that may be achieved in the future. The information below should be read in conjunction with the audited historical financial statements of LaBranche and RPM included elsewhere in this proxy statement/prospectus.

                                                                                     NINE MONTHS
                                                                 YEAR ENDED             ENDED
                                                              DECEMBER 31, 1999   SEPTEMBER 30, 2000
                                                              -----------------   ------------------
LABRANCHE HISTORICAL:
Net income per share--basic and diluted.....................        $0.72               $ 1.24
Book value per share--basic.................................        $5.49               $ 7.07
Book value per share--diluted...............................        $5.71               $ 7.24

LABRANCHE UNAUDITED PRO FORMA COMBINED:
Net income per share--basic and diluted.....................        $0.65               $ 0.90
Book value per share--basic.................................                            $13.98
Book value per share--diluted...............................                            $13.73

    The following table sets forth historical net income and book value per share of RPM and the unaudited pro forma combined net income and book value per RPM equivalent share data after giving effect to the merger. The exchange ratio for the merger is 98.778 shares of LaBranche common stock for each share of RPM common stock, as set forth in the merger agreement. Neither LaBranche nor RPM has declared or paid any cash dividends on its common stock, and LaBranche does not anticipate doing so in the foreseeable future.

    The historical book value per share of RPM redeemable common stock is computed by dividing redeemable common stock and other equity at the end of each period by the total number of shares of RPM common stock outstanding at the end of each period. In determining the book value per share the tax benefits associated with the exercise of any options were not considered.

    The pro forma comparative per share data has been calculated assuming that each share of RPM common stock will be exchanged for 98.778 shares of LaBranche common stock.

                                                    YEAR ENDED     SIX MONTHS ENDED
                                                  APRIL 28, 2000   OCTOBER 27, 2000
                                                  --------------   ----------------
RPM UNAUDITED HISTORICAL:
Net income per share--basic.....................     $  204.71         $  121.45
Net income per share--diluted...................     $  185.44         $  109.96
Book value per share--basic.....................     $1,325.00         $1,446.72
Book value per share--diluted...................     $1,135.23         $1,243.21

RPM UNAUDITED PRO FORMA PER RPM
EQUIVALENT SHARE:
Net income per share--basic.....................     $    2.07         $    1.23
Net income per share--diluted...................     $    1.88         $    1.11
Book value per share--basic.....................     $   13.41         $   14.65
Book value per share--diluted...................     $   11.49         $   12.59

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE YOU VOTE ON THE MERGER OR OTHER PROPOSALS OR DECIDE TO MAKE AN INVESTMENT IN THE COMMON STOCK AND PREFERRED STOCK OF LABRANCHE. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE SOME OF THE MATERIAL RISKS THAT WE FACE.

                          RISKS RELATED TO THE MERGER

THE MARKET VALUE OF THE LABRANCHE SHARES RECEIVED IN THE MERGER WILL FLUCTUATE.

    The share exchange ratio in the merger is fixed. This means that the exchange ratio will not be adjusted to reflect changes in the market value of the LaBranche common stock and Series A preferred stock. The market value of LaBranche common stock at the effective time of the merger may vary significantly from the price as of the date the merger agreement was executed, the date of this proxy statement/prospectus or the date on which RPM stockholders vote on the merger. For example, during the period beginning on February 1, 2000 and ending on February 15, 2001, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the closing price of LaBranche common stock on the NYSE ranged from a low of $45.76 to a high of $50.55 and ended that period at $50.55. Past stock performance is not an indication of future market performance.

    The merger may not be completed immediately following the RPM stockholders' special meeting, as is currently planned. Regulatory or other factors could lead to delays in completing the merger. At the time of the RPM stockholders' special meeting, RPM stockholders will not know the exact value of the LaBranche common stock that will be issued in connection with the merger. LaBranche and RPM urge you to obtain current market quotations of LaBranche common stock. Neither LaBranche nor RPM can assure you as to the market price of LaBranche common stock at any time.

WE MAY ENCOUNTER PROBLEMS EFFECTIVELY INTEGRATING RPM IF THE MERGER IS
COMPLETED.

    Integrating the operations and personnel of RPM into LaBranche will be a complex process, and we are uncertain that the integration will be completed in a timely manner or that we will achieve the anticipated benefits of the merger. The acquisition of RPM is larger than any of our prior acquisitions. In addition to the risks described below in connection with acquisitions generally, the ultimate success of the merger is dependent on the following factors:

    - our ability to maintain a relationship with the listed companies in whose stocks RPM currently makes a market, as well as our ability to maintain the base of stocks for which we make a market;

    - our ability to integrate RPM's and our clearing operations;

    - our ability to successfully integrate RPM's specialist activities and operating systems into ours; and

    - our ability to retain and incentivize RPM's employees.

IF WE DO NOT SUCCESSFULLY INTEGRATE RPM, OR IF THE MERGER'S BENEFITS DO NOT MEET THE EXPECTATIONS OF INVESTORS OR FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE OF OUR COMMON STOCK THAT YOU RECEIVE IN THE MERGER MAY DECLINE.

    We cannot assure you that we will be able to successfully integrate the business of RPM with our existing business operations. The RPM acquisition may result in unforeseen operating difficulties and expenditures. It may also require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of the RPM acquisition will be realized. As a result of the RPM acquisition, we will incur amortization

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
expenses related to goodwill and other intangible assets, and we may incur contingent liabilities of which we are not aware.

    As part of our acquisition of RPM, we will acquire its clearing operations. We have limited experience operating a clearing business and may not be familiar with all of the risks associated with the clearing business. We cannot assure you that we will successfully operate and manage RPM's clearing business.

    The market price of our common stock may decline as a result of the merger if:

    - we do not achieve the benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts;

    - our assumptions about RPM's business model and operations prove incorrect, and the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts; or

    - our significant stockholders following the merger determine to dispose of their shares of LaBranche common stock because the results of the merger are not consistent with their expectations.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT US.

    If the merger is not completed for any reason, we will be subject to a number of material risks, including:

    - the risk of payment of the costs related to the merger, such as legal and accounting fees, which must be paid whether or not the merger is completed;

    - the risk that the benefits we expect to realize from the merger, such as the potentially enhanced financial and competitive position of the combined company, may not be realized;

    - the risk of adverse publicity and negative perceptions by analysts and investors; and

    - the risk of adverse effects on our financial and market position created by the diversion of management attention from day-to-day business and the disruption of our employees' work activities.

UNCERTAINTIES ASSOCIATED WITH THE MERGER MAY CAUSE US TO LOSE KEY PERSONNEL.

    Our current and prospective employees may experience uncertainty about their future roles with us. This uncertainty may adversely affect our ability to attract and retain key personnel. In addition, our ability to successfully integrate RPM's business operations into our own may be adversely affected if a significant number of our or their key personnel depart prior to or after the closing of the merger, which would adversely affect our business and results of operations.

THE COMBINED COMPANY WILL INCUR SIGNIFICANT MERGER-RELATED CHARGES AND INTEGRATION COSTS.

    The combined company will incur merger-related costs such as financial advisory, legal and accounting fees and financial printing and other related charges. Additional unanticipated costs may be incurred in the integration of LaBranche and RPM.

RPM STOCKHOLDERS COULD LOSE A PORTION OF THE LABRANCHE STOCK TO BE DISTRIBUTED TO THEM.

    Under the merger agreement, 5% of the shares of LaBranche Series A preferred stock issuable in the merger must be placed in an escrow account at the closing of the merger instead of being distributed to the RPM stockholders. If the aggregate liquidation preference of the shares of

LaBranche Series A preferred stock delivered to the RPM stockholders at the closing exceeds the adjusted net book value (as defined in the merger agreement) of RPM as of the closing date of the merger, the escrow agent will be required to deliver to LaBranche shares of LaBranche Series A preferred stock with an aggregate liquidation preference equal to the sum of that excess and the RPM stockholders' share of any expenses of the escrow.

    Under the merger agreement, additional shares of LaBranche Series A preferred stock having an aggregate liquidation preference equal to the sum of
(a) 10% of the value of the aggregate merger consideration and (b) about
$14.4 million, must also be placed in the escrow account at the closing of the merger instead of being distributed to the RPM stockholders. LaBranche is entitled to be indemnified against breaches of the representations, warranties, agreements and covenants of RPM contained in the merger agreement. This indemnification obligation will be applicable to the extent that LaBranche's losses suffered or sustained exceed $1.0 million and written notice of such losses is delivered prior to the date that is 18 months following the closing of the merger or, with respect to tax and ERISA losses, prior to the expiration of the statute of limitations applicable thereto.

    Under the terms of these escrow arrangements, George E. Robb, Jr., RPM's President, and Robert M. Murphy, RPM's Executive Vice President, will be authorized to defend and to settle, on behalf of all of the former RPM stockholders, any claims asserted by LaBranche. As a result, the former RPM stockholders could lose all or a portion of the LaBranche Series A preferred stock to be placed into escrow.

THE MERGER MAY NOT BE TREATED AS A TAX FREE REORGANIZATION.

    The merger is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, which would make the transaction generally tax-free to LaBranche, RPM and the RPM stockholders to the extent they receive LaBranche common stock and Series A preferred stock. It is a condition to the obligation of RPM to consummate the merger that it receives an opinion from its counsel that the merger will be treated as a tax-free reorganization. In rendering its opinion, counsel to RPM will rely upon certain representations of RPM and LaBranche, made as of the closing date of the merger. If such representations are untrue, incorrect or incomplete, the merger may not be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and the receipt of the merger consideration by RPM stockholders, as well as the merger, may be taxable.

OFFICERS AND DIRECTORS OF RPM MAY HAVE POTENTIAL CONFLICTS OF INTEREST.

    You should be aware that some directors and executive officers of RPM may have interests in the merger that are different from, or in addition to, your interests. At the close of business on the record date, directors and executive officers of RPM owned and were entitled to vote 64,000 shares of RPM common stock, which represented about 91.3% of the shares of RPM common stock outstanding on that date. Many of these persons are entitled to participate in benefit plans that were previously adopted. Messrs. Robb and Murphy, RPM's President and Executive Vice President, respectively, are stockholders of RPM and also will become directors of LaBranche. Mr. Murphy also will become Chief Executive Officer of LaBranche & Co. LLC following the merger. Cornelius F. Bodtmann, RPM's Executive Vice President and a director, Nathan J. Mistretta, RPM's Executive Vice President, Finance and Administration, Secretary and Treasurer, and Mr. Murphy will be entitled to lump sum payments under supplemental executive retirement plans with RPM at the closing of the merger, and Messrs. Robb, Jr. and Murphy will receive registration rights with respect to the shares of common stock they receive in connection with this transaction. In addition, at or prior to the closing of the merger and as a condition to the merger, RPM must dispose of its real estate management subsidiary, which manages and, through its subsidiaries, owns real estate, to George E. Robb, Jr., RPM's President and controlling stockholder. RPM's stockholders should consider whether these interests may have influenced RPM's directors or executive officers to support or recommend the merger and the other proposals contained herein.

SOME OF THE RPM STOCKHOLDERS MAY BE SUBJECT TO RULE 145 RESTRICTIONS ON THE TRANSFER OF THEIR LABRANCHE STOCK, AS WELL AS OTHER TRANSFER RESTRICTIONS.

    The shares of LaBranche common stock that will be issued to RPM stockholders pursuant to the merger will be freely transferable, except that shares that are delivered to persons who are "affiliates" (as such term is defined in Rule 144 under the Securities Act of 1933) of RPM at the time of the RPM stockholders' special meeting may only be resold by them pursuant to an effective registration statement covering such securities, in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in the case of persons who become affiliates of LaBranche after the merger) or as otherwise permitted under the Securities Act. People who may be deemed to be affiliates of RPM or LaBranche generally include entities that control, are controlled by, or are under common control with, RPM or LaBranche, as the case may be, and may include certain officers and directors of RPM or LaBranche as well as principal stockholders of RPM or LaBranche. The merger agreement requires RPM to cause each of its affiliates to deliver to LaBranche, prior to the closing date of the merger, a letter to the effect that such person will not sell or otherwise dispose of any of the shares of LaBranche common stock or Series A preferred stock except pursuant to an effective registration statement under the Securities Act or pursuant to a transaction that, in the opinion of LaBranche's counsel, is not required to be registered under the Securities Act and is permissible under Rule 145.

THE HOLDERS OF LABRANCHE SERIES A PREFERRED STOCK FOLLOWING THE MERGER WILL HAVE CERTAIN VOTING RIGHTS THAT COULD HINDER A CHANGE IN CONTROL.

    Upon completion of the merger, the former holders of RPM common stock will hold all of the outstanding shares of LaBranche Series A preferred stock. Each holder of LaBranche Series A preferred stock will have the opportunity to vote on certain matters that would affect the rights of the LaBranche Series A preferred stockholders, any issuances of LaBranche stock with rights greater than or equal to theirs and on any proposals that relate to the merger or consolidation of LaBranche, the sale of 50% or more of LaBranche's consolidated assets or similar transactions. Following the consummation of the merger, George
E. Robb, Jr., RPM's President, and Robert M. Murphy, RPM's Executive Vice President, will own about 71.3% of the outstanding shares of LaBranche Series A preferred stock. Therefore, Messrs. Robb and Murphy will have the ability to control the outcome of any of the actions described above and could hinder LaBranche's ability to take such actions.

THE LABRANCHE SERIES A PREFERRED STOCK WILL BE VERY DIFFICULT TO DISPOSE OF OR
  OTHERWISE TRANSFER.

    The shares of LaBranche Series A preferred stock are subject to restrictions on transfer pursuant to the stockholder agreements required to be signed by each of the RPM stockholders as a condition to the merger. There will be no market for the shares of LaBranche Series A preferred stock and you will be prohibited from selling or transferring them without LaBranche's consent.

               RISKS RELATED TO OUR BUSINESS FOLLOWING THE MERGER

WE WILL HAVE SIGNIFICANT INDEBTEDNESS AND INTEREST PAYMENT OBLIGATIONS.

    As of December 31, 2000, we had outstanding consolidated debt in the principal amount of about $397.8 million, excluding subordinated liabilities related to contributed exchange memberships. LaBranche & Co. LLC also has the ability to borrow $200.0 million under a one-year revolving credit facility with The Bank of New York which we originally established in June 1998, increased and extended in both June 1999 and February 2000, and extended again in January 2001. We also may need to incur additional debt in the future for working capital or to complete acquisitions, even though our existing debt obligations impose certain limits on our ability to do so. Our high level of indebtedness could have important consequences, including the following:

    - our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes may be impaired;

    - our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to make principal and interest payments;

    - we may not be able to compete with others who have less debt than we do;
      and

    - our indebtedness may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

    Our ability to satisfy our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance our debt obligations, obtain additional financing or sell assets. We cannot be sure that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

    Further, LaBranche & Co. LLC is a broker-dealer and a specialist regulated by the SEC and the NYSE. Such regulations include strict capital requirements and complex approval procedures for withdrawals of capital from, and in some cases, other distributions by, a broker-dealer. These regulations could prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

OUR ABILITY TO TAKE ACTIONS MAY BE RESTRICTED BY THE TERMS OF OUR INDEBTEDNESS.

    The covenants in our existing debt agreements, including our credit agreement with The Bank of New York, the note purchase agreements relating to LaBranche & Co. LLC's existing senior subordinated indebtedness and the indentures governing our senior notes and senior subordinated notes, and in any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These covenants limit or restrict our ability and the ability of our subsidiaries to:

    - incur additional debt;

    - pay dividends and make distributions to the extent that those payments adversely affect our net capital requirements;

    - repurchase our securities;

    - make certain investments;

    - create liens on our assets;

    - transfer or sell assets;

    - enter into transactions with affiliates;

    - issue or sell stock of subsidiaries; or

    - merge or consolidate.

    In addition, the credit agreement and the note purchase agreements require LaBranche & Co. LLC to comply with certain financial ratios. LaBranche & Co. LLC's ability to comply with these ratios may be affected by events beyond our or its control. If any of the covenants in our credit agreement, the note purchase agreements or the indentures relating to our senior notes and senior subordinated notes is breached, or if LaBranche & Co. LLC is unable to comply with the financial ratios to which it is subject, it may be in default under the credit agreement or the note purchase agreements and we may be in default under the indentures relating to our senior notes and senior subordinated notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to borrowings under the credit agreement.

WE WILL BE REQUIRED TO TAKE ACTIONS UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

    Upon the occurrence of a change of control, we are required to offer to repurchase all of our outstanding senior notes and senior subordinated notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. Certain important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control. If a change of control were to occur, it is possible that we would not have sufficient funds to repurchase our outstanding senior notes and senior subordinated notes or that restrictions in the credit agreement, the note purchase agreements relating to LaBranche & Co. LLC's existing senior subordinated indebtedness and, the indentures governing our senior notes and senior subordinated notes will not allow such repurchases. Furthermore, a change of control will most likely trigger a default under the credit agreement, the note purchase agreements relating to LaBranche & Co. LLC's existing senior subordinated indebtedness and the indentures governing our senior notes and senior subordinated notes. To the extent we do not have sufficient funds to meet our repurchase obligations and any other obligations in respect of the credit agreement, the note purchase agreements and the indentures relating to our senior notes and senior subordinated notes, we would necessarily seek third-party financing. However, it is possible that we would not be able to obtain such financing.

WE MAY HAVE INSUFFICIENT CAPITAL IN THE FUTURE AND MAY BE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT.

    Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis, or on terms favorable to us. Historically, we have satisfied these needs with internally generated funds, our bank credit facilities and the issuance of subordinated debt by our operating subsidiaries and the issuance by us of our senior notes, our senior subordinated notes and our common stock. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2001.

    We may, however, need to raise additional funds to:

    - increase the capital available to us for our inventory positions;

    - support more rapid expansion;

    - acquire similar or complementary businesses; or

    - respond to unanticipated capital requirements.

    We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

OUR REVENUES MAY DECREASE DUE TO CHANGES AFFECTING THE ECONOMY, SUCH AS INCREASES IN INTEREST RATES OR INFLATION, OR CHANGES AFFECTING THE SECURITIES MARKETS, SUCH AS DECREASED VOLUME OR LIQUIDITY.

    An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist activities. Recent increases in our revenues have been caused primarily by significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. The favorable business environment of the recent past has begun to slow and may continue to slow in the future.

SUSTAINED DECLINES IN PRICE LEVELS OF SECURITIES COULD CAUSE US TO INCUR LOSSES.

    Adverse changes in the economy and the securities markets could lead to lower price levels of securities. Sustained declines in these price levels may result in:

    - losses from declines in the market value of securities held in our accounts;

    - the failure of buyers and sellers of securities to fulfill their settlement obligations; or

    - increases in claims and litigation.

WE MAY HAVE DIFFICULTY SUCCESSFULLY MANAGING OUR GROWTH.

    Since 1994, we have experienced significant growth in our business activities and the number of our employees. We cannot assure you that the combined company will be able to manage its growth successfully. Our inability to do so could have an adverse effect on our business, financial condition and/or operating results. The growth of our business has increased the demands upon our management and operations and we expect it to continue to do so in the future. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls, and facilities. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures, which are regularly updated. Our future operating results will depend on our ability to continue:

    - to improve our systems for operations, financial control and communication and information management;

    - to refine our compliance procedures and enhance our compliance oversight; and

    - to recruit, train, manage and retain our employees.

TRADING THROUGH NYSE SPECIALISTS COULD BE REPLACED BY ALTERNATIVE TRADING SYSTEMS WHICH COULD REDUCE OUR REVENUE.

    Alternative trading systems could reduce the levels of trading of NYSE-listed stocks executed through specialists. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems have developed or emerged which may compete with specialists by increasing trading in NYSE-listed stocks off the NYSE trading floor and in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation.

NEW AND PROPOSED NYSE INITIATIVES MAY LOWER THE REVENUES WE EARN ON TRADES EXECUTED IN SHARES OF OUR COMMON STOCK LISTINGS.

    The NYSE recently approved the repeal of Rule 390, which generally prohibited member firms from trading stocks listed before April 26, 1979 other than on a national exchange. Any stocks listed before April 26, 1979 for which we act as specialist are now freely tradeable in over-the-counter markets. We do not receive commissions on trades executed in over-the-counter markets and do not participate in those trades as principal. Additionally, on December 28, 1999, the NYSE implemented a new initiative, which increased from two minutes to five minutes the window for providing commission-free transactions on orders. Therefore, any order we execute as agent within five minutes of placement of the order does not generate any commission revenue for us. This new initiative has adversely affected our commission revenue per trade, when we act as agent.

COMPETITION FROM NASDAQ FOR NEW LISTINGS COULD ADVERSELY AFFECT NYSE TRADING VOLUME AND, IN TURN, REDUCE OUR REVENUES.

    Nasdaq continues to grow and gain in popularity, attracting companies that might otherwise list on the NYSE. If more companies decide to be quoted on Nasdaq as opposed to listing their stocks on the NYSE, or if companies choose to delist using recently relaxed delisting procedures, trading volume on the NYSE could be adversely affected. This, in turn, could adversely affect our trading revenue. In recent years, many high technology companies have opted to be quoted on Nasdaq, even though many of them would have qualified for NYSE listing. In addition, the SEC recently approved a revision to NYSE Rule 500 which makes it easier for a company to delist its shares from the NYSE. The original rule required supermajority stockholder approval before a listed company could delist from the NYSE. Under the recently approved amendment of Rule 500, a company can delist from the NYSE if it obtains the approval of a majority of the company's board of directors and its audit committee and then provides its 35 largest stockholders with written notice of the proposed delisting and allows a 20-40 day waiting period to elapse.

OUR QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY.

    Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

    - a decrease in trading volume on the NYSE;

    - volatility in the equity securities markets; and

    - changes in the value of our securities positions.

    Many elements of our cost structure do not decline if we experience quarterly reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses.

RISKS ASSOCIATED WITH OUR TRADING TRANSACTIONS COULD RESULT IN TRADING LOSSES.

    A majority of our specialist-related revenues may be derived from trading by us as principal. We may incur trading losses relating to the purchase, sale or short sale of securities for our own account. In any period, we also may incur trading losses in our specialist stocks for reasons such as price declines in our specialist stocks, lack of trading volume in our specialist stocks and the required performance of our specialist obligations. From time to time, we may have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits. We also operate a proprietary trading desk separately from our NYSE specialist operations, which represented 0.5% of our total revenues in 2000. We may incur trading losses as a result of these trading activities.

    Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

NYSE SPECIALIST RULES MAY REQUIRE US TO MAKE UNPROFITABLE TRADES OR TO REFRAIN FROM MAKING PROFITABLE TRADES.

    When we trade as principal, we attempt to derive a profit from the difference between the price at which we buy and the price at which we sell securities. Our role as a specialist, at times, requires us to make trades that adversely affect our profitability. In addition, as a specialist, we are at times required to refrain from trading for our own account in circumstances in which it may be to our advantage to trade. For example, we may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, we hold varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, we are subjected to a high degree of risk. Additionally, the NYSE periodically amends its rules and may make the rules governing our activities as a specialist more stringent or may implement changes, which could adversely affect our trading revenues.

IF WE LOSE THE SERVICES OF OUR KEY PERSONNEL OR CANNOT HIRE ADDITIONAL QUALIFIED PERSONNEL, OUR BUSINESS WILL BE HARMED.

    Our future success depends on the continued service of key employees, particularly Michael LaBranche, our Chairman, Chief Executive Officer and President, and after the merger, Robert M. Murphy, who will become a director of LaBranche and the Chief Executive Officer of LaBranche & Co. LLC. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results. We have employment agreements with Mr. LaBranche and other key employees and expect to enter into an employment agreement with Mr. Murphy after the closing of the merger. We also maintain "key person" life insurance policies on Mr. LaBranche and other key employees. Competition for key personnel and other highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new or retain currently employed highly qualified personnel in the future.

    In connection with the reorganization transactions undertaken in anticipation of the initial public offering of our common stock, our managing directors received substantial amounts of our common stock in exchange for their interests in LaB Investing Co. L.L.C. Because the shares of common stock were received in exchange for membership interests, ownership of the shares is not dependent upon the continued employment of those managing directors. In addition, a number of our employees have received grants of stock options and restricted stock units. The steps we have taken to encourage the continued service of these individuals, who include key senior personnel in our specialist activities, may not be effective.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO ACCURATELY PROCESS AND RECORD OUR TRANSACTIONS, AND ANY FAILURE TO DO SO COULD SUBJECT US TO LOSSES.

    Our specialist activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could cause substantial losses for brokers, their customers and/or us and could subject us to claims for losses. We rely on our staff to operate and maintain our information and communications systems properly, and we depend on the integrity and performance of those systems. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our information and communications systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our information systems or any other systems in the trading process could cause us to fail to complete transactions or could cause brokers who place trades through us to suffer delays in trading.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO UPGRADE OUR INFORMATION AND COMMUNICATIONS SYSTEMS, AND ANY FAILURE TO DO SO COULD HARM OUR BUSINESS AND PROFITABILITY.

    The development of complex communications and new technologies, including Internet-based technologies, may render our existing information and communications systems outdated. In addition, our information and communications systems must be compatible with those of the NYSE. As a result,

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if the NYSE upgrades its systems, we will need to make corresponding upgrades.
Our future success will depend on our ability to respond to changing technologies on a timely and cost-effective basis. We cannot be sure that we will be successful in upgrading our information and communications systems on a timely or cost-effective basis. Our failure to do so could have an adverse effect on our business, financial condition and/or operating results.

    The NYSE's ability to develop information and communications systems and complex computer and other technology systems has been instrumental in its recent growth and success. We are dependent on the continuing development of technological advances by the NYSE, a process over which we have no control. If the NYSE for any reason is unable to continue its recent history of computer-related and other technological developments and advances, it could have an adverse effect on the success of the NYSE, including its ability to grow, to manage its trading volumes or to attract new listings. Any such developments can be expected to adversely affect our operations, financial condition and operating results.

OUR MANAGEMENT INFORMATION SYSTEMS MAY FAIL AND INTERRUPT OUR BUSINESS, AND ANY SLOWDOWN OR FAILURE OF OUR COMPUTER SYSTEMS COULD SUBJECT US TO LIABILITY FOR LOSSES SUFFERED BY OUR CUSTOMERS.

    Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

    - hardware or software failure; or

    - power or telecommunications failure.

    Although we have established a back-up disaster recovery center in Hoboken, New Jersey, it may not be effective in preventing an interruption of our business.

    In addition, our clearing services will depend on our ability to store, retrieve, process and manage significant databases, and to receive and process trade orders through a variety of electronic media. Our principal computer equipment and software systems relating to our clearing operations will be maintained at our offices in New York, New York. Our systems or any other systems in the trading process could slow down significantly or fail for a variety of reasons. There can be no assurance that we will be able to accurately predict future volume increases or volatility or that our systems will be able to accommodate these volume increases or volatility without failure or degradation. Any significant degradation or failure of our computer systems or any other systems in the clearing or trading processes could cause delays in the execution of our customers' trades. These delays could subject us to claims for losses, including litigation claiming fraud or negligence.

WE WILL DEPEND ON THE NYSE AND CLEARING AND DEPOSITORY INSTITUTIONS TO EFFECT TRADES, AND THEIR FAILURE TO PERFORM COULD SUBJECT US TO LOSSES.

    We are dependent on the proper and timely function of complex information and communications systems maintained and operated by or for the NYSE and clearing and depository institutions. Failures or inadequate or slow performance of any of those systems could adversely affect our ability to operate and complete trades. The failure to complete trades on a timely basis could subject us to losses and claims for losses of brokers and their customers.

WE DEPEND SIGNIFICANTLY ON REVENUES FROM OUR SPECIALIST ACTIVITIES FOR A SMALL GROUP OF LISTED COMPANIES, AND THE LOSS OF ANY OF THEM COULD REDUCE OUR REVENUES.

    Historically, a small number of listed companies have accounted for a significant portion of our revenues from our specialist trading activities. The loss of any of these listed companies could have an adverse effect on our revenues. For the years ended December 31, 1999 and 2000, transactions in our ten most profitable specialist stocks accounted for about 44.2% and 38.7% of our total revenues,

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respectively. We cannot assure you that we will be able to retain these or other listed companies. We could lose these listed companies if they cease to be traded on the NYSE as a result of being acquired or otherwise delisted. In addition, if the NYSE were to determine that we have failed to fulfill our obligations as specialist for a listed company, our registration as a specialist for that listed company could be canceled or suspended.

WE DEPEND HEAVILY ON OUR SPECIALIST ACTIVITIES, AND IF THEY FAIL TO GROW AS ANTICIPATED, IT WOULD HARM THE GROWTH OF OUR REVENUES.

    We currently derive substantially all of our revenues from specialist activities. If demand for our specialist services fails to grow, grows more slowly than we currently anticipate or declines, our revenues would be adversely affected. We expect our specialist activities to continue to account for the majority of our revenues for the foreseeable future. Our future success will depend on:

    - continued growth in the volume of trading and the number of listings on the NYSE;

    - our ability to be chosen as specialist for additional listing companies;

    - our ability to respond to regulatory and technological changes; and

    - our ability to respond to changing demands in the marketplace.

WE ARE SUBJECT TO INTENSE COMPETITION FOR NEW LISTINGS AND IN OUR CLEARING ACTIVITIES, AND OUR PROFITABILITY WILL SUFFER IF WE DO NOT COMPETE EFFECTIVELY.

    We cannot be sure that we will be able to compete effectively with current or future competitors. Our failure to compete effectively would have an adverse effect on our profitability. We obtain all our new listings on the NYSE by going through an allocation process. Under this process, either a committee of the NYSE or the listing company chooses the specialist. The competition for obtaining new listing companies is intense. We expect competition to continue to intensify in the future. Some of our competitors may have significantly greater financial and other resources than we have and may have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listing company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating and has intensified the competition in our industry. Although the combined companies resulting from this merger may have a stronger capital base, we cannot assure you that further consolidation in the industry will not weaken the benefits of this merger in terms of our competitive position. This trend has intensified the competition in our industry. Finally, the NYSE retains the ability to name new specialist firms.

    In addition, the market for securities clearing services is rapidly evolving and highly competitive. We will compete with many firms that provide clearing services to the securities industry. A number of our competitors have significantly greater financial, technical, marketing and other resources than we will possess. Some of our competitors will also offer a wider range of services and financial products than we do and have greater name recognition and more extensive client bases. They may be able to respond more quickly to new or changing opportunities, technologies and client requirements. These competitors may be able to undertake more extensive promotional activities, offer more attractive terms to clients or adopt more aggressive pricing policies. We cannot assure you that we will be able to compete effectively with current or future competitors in our clearing activities. Despite our efforts to remain competitive, our customers may decide to discontinue using our clearing services.

THE FAILURE BY US OR OUR EMPLOYEES TO COMPLY WITH APPLICABLE LAWS AND REGULATIONS COULD RESULT IN SUBSTANTIAL FINES AND OTHER PENALTIES.

    The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, the NYSE, other self-regulatory organizations, commonly referred to as SROs, and state securities commissions require strict compliance with their respective rules and regulations. Failure to comply with any of these laws, rules or regulations could result in serious adverse consequences. We and our officers and employees may be subject in the future to claims arising from acts in contravention of these laws, rules and regulations. An adverse ruling against us and/or our officers and other employees as a result of any of these claims could result in us and/or our officers and other employees being required to pay a substantial fine or settlement. It could also result in the suspension or revocation of our registration with the SEC as a broker-dealer or our suspension or expulsion as a member of the NYSE. If this occurred, we would be unable to operate our business. In addition, if the NASD initiates disciplinary action against us or our employees, we could be subject to penalties or revocation of our NASD membership, which would affect our ability to perform our clearing business.

THE REGULATORY ENVIRONMENT IN WHICH WE OPERATE MAY CHANGE, MAKING IT DIFFICULT FOR US TO REMAIN IN COMPLIANCE.

    The regulatory environment in which we operate is subject to change which we cannot predict. It may be difficult for us to comply with new or revised legislation or regulations imposed by the SEC, the NASD, other U.S. or foreign governmental regulatory authorities and SROs, including the NYSE. Failure to comply would have an adverse effect on our business, financial condition and/or operating results. Changes in the interpretation or enforcement of existing laws and rules by the SEC, these governmental authorities, the NASD, SROs and the NYSE could also have an adverse effect on our business, financial condition and/or operating results.

WE CANNOT PREDICT THE EFFECT A PROPOSED PUBLIC OFFERING BY THE NYSE WOULD HAVE ON OUR BUSINESS.

    The NYSE has announced that it intends to offer shares of its capital stock to the public. We are unable to predict what effect, if any, such an offering would have on our business and the specialist industry.

FAILURE TO COMPLY WITH NET CAPITAL OR NET LIQUID ASSET REQUIREMENTS MAY RESULT IN THE REVOCATION OF OUR REGISTRATION WITH THE SEC OR OUR EXPULSION FROM THE NYSE.

    The SEC, the NYSE and various other regulatory agencies have stringent rules with respect to the maintenance of minimum levels of capital and net liquid assets by securities brokers-dealers as well as specialist firms. The NYSE recently increased its minimum net liquid asset requirements. As of December 31, 2000, we were required to maintain minimum net liquid assets of $284.3 million, and after our acquisition of RPM, we estimate that we will be required to maintain minimum net liquid assets of $405.0 million. Failure to maintain compliance with the minimum capital requirements and net liquid asset levels may subject us to suspension or revocation of registration by the SEC and suspension or expulsion as a member of the NYSE and other regulatory bodies. If this occurred, we would be unable to operate our business. In addition, a change in these rules, the imposition of new rules or any unusually large requirement or charge against our regulatory capital could limit any of our operations that require the intensive use of capital. These rules could also restrict our ability to withdraw capital from LaBranche & Co. LLC. Any limitation on our ability to withdraw capital from LaBranche & Co. LLC could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A substantial market decline, a significant operating loss or any unusually large requirement or charge against regulatory capital could adversely affect our ability to expand or even maintain our present levels of business, which could have an adverse effect on our business, financial condition and/or operating results.

EMPLOYEE AND OTHER MISCONDUCT IS DIFFICULT TO DETECT AND DETER AND COULD RESULT IN LOSSES.

    There have been a number of highly publicized cases involving fraud, stock manipulation or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. As a result of our recent acquisitions and the proposed acquisition of RPM, the number of our employees has increased, and will continue to increase significantly, and our lack of experience working with these employees increases the risk that we will not detect or deter employee misconduct.

    In addition, we rely on encryption and authentication technology to effect secure transmissions of confidential information over computer systems. If third parties were able to penetrate our network security or otherwise misappropriate customers' personal or account information, we could be subject to liability arising from claims related to impersonation or similar fraud claims or other misuse of personal information, as well as suffer harm to our reputation. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the technology we use to protect customers' transactions and account data. We may incur significant costs to protect against the threat of network security breaches or to alleviate problems caused by such breaches.

WE ARE SUBJECT TO RISK RELATING TO LITIGATION AND POTENTIAL SECURITIES LAWS LIABILITY.

    Many aspects of our business involve substantial risks of liability. A specialist is exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NYSE. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

COUNTERPARTIES MAY FAIL TO PAY US.

    As a specialist in listed stocks, the majority of our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The NYSE and the clearing houses monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you that any of these counterparties will not default on their obligations. If any do, our business, financial condition and/or operating results could be adversely affected.

SOME OF OUR EXECUTIVE OFFICERS WILL BE IN A POSITION TO CONTROL MATTERS REQUIRING A STOCKHOLDER VOTE.

    Certain of our managing directors who currently own about 70.6% of our outstanding common stock have entered into a stockholders' agreement under which they have agreed, among other things, that their shares of our common stock will be voted, for as long as they own their shares, as directed by a majority vote of Michael LaBranche, our Chairman, Chief Executive Officer and President, James
G. Gallagher and Alfred O. Hayward, Jr., each an executive officer and director. Accordingly, these individuals currently have the ability to control all matters requiring approval by our stockholders. These matters include the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, they currently are able to dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

OUR CLEARING REVENUES MAY BE AFFECTED DUE TO DECLINES IN TRADING VOLUME OR LIQUIDITY OF SECURITIES MARKETS, WHICH COULD RESULT IN DECREASED PROFITABILITY OF OUR CLEARING OPERATIONS.

    Recently, there has been significant transaction volume and volatility in U.S. securities markets. Sudden changes in the market could result in:

    - reduced trading activity;

    - the failure of buyers and sellers of securities to fulfill their settlement obligations; and

    - increases in claims and litigation.

    The occurrence of any of these events would likely result in reduced revenues and decreased profitability from our clearing operations.

IF WE ARE UNABLE TO RESPOND TO THE DEMANDS OF CORPORATE CLEARING CLIENTS, OUR ABILITY TO REACH CLEARING REVENUE GOALS OR MAINTAIN THE PROFITABILITY OF OUR CLEARING OPERATIONS COULD BE DIMINISHED.

    Corporate clearing clients' demand for our services will be influenced by:

    - rapid technological change;

    - changing demands of the clients' customers; and

    - evolving industry standards.

    Our future success in clearing operations will depend, in part, on our ability to respond to our clients' demands for new services, products and technologies on a timely and cost-effective basis, to adapt to technological advancements and changing standards and to address the increasingly sophisticated requirements of clearing customers.

"ANTI-TAKEOVER" PROVISIONS MAY MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE CONTROL OF THE COMBINED COMPANY, EVEN IF THE CHANGE IN CONTROL WOULD BE BENEFICIAL TO STOCKHOLDERS.

    We are a Delaware corporation. Anti-takeover provisions in Delaware law and our charter and bylaws could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that stockholders might receive if we are sold. For example, our charter provides that our board of directors may issue preferred stock without stockholder approval. In addition, our certificate of incorporation provides for a classified board, with each board member serving a staggered three-year term. These "anti-takeover" provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders.

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
                           FORWARD-LOOKING STATEMENTS

    This proxy statement/prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our companies and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in "Risk Factors" and elsewhere in this proxy statement/prospectus. We will not update these forward-looking statements, even if new information becomes available or other events occur in the future. Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties including but not limited to:

    - the significant considerations discussed in this proxy statement/prospectus;

    - risks associated with the effect of economic conditions;

    - future capital needs;

    - restrictions imposed by the terms of our indebtedness;

    - our ability to identify, complete and integrate this and other acquisitions successfully;

    - risks associated with retaining our significant specialist stocks;

    - the impact of competition and potential consolidations in our industry;
      and

    - the impact of legislation and regulation.

    You should rely only on the information contained in this proxy statement/prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this proxy statement/prospectus is accurate as of any date other than the date on the front of this proxy statement/prospectus.

                     THE RPM STOCKHOLDERS' SPECIAL MEETING

    LaBranche and RPM are sending this proxy statement/prospectus to the stockholders of RPM in connection with a special meeting of RPM stockholders. This proxy statement/prospectus is first being mailed to stockholders of RPM on or about February 20, 2001.

DATE, TIME AND PLACE

    The RPM special meeting will be held on March 12, 2001, at 10:00 a.m. local time, at the offices of RPM, 20 Broad Street, 6th Floor, New York, New York 10005, unless adjourned to another date and time.

PURPOSE OF THE RPM STOCKHOLDERS' SPECIAL MEETING

    At the RPM stockholders' special meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of January 18, 2001, as amended on February 15, 2001, attached to this proxy statement/prospectus as ANNEX A, which provides for the merger of RPM with and into LaBranche, with LaBranche being the surviving corporation. A vote for this proposal also effectively constitutes approval of the disposition of RPM's real estate management subsidiary to George E. Robb, Jr., RPM's President and controlling stockholder, as described elsewhere in this proxy statement/prospectus.

    The RPM board has determined that the merger is advisable and fair to, and in the best interests of, RPM stockholders. The RPM board has unanimously approved the merger agreement and unanimously recommends that you vote FOR approval of the merger.

    The board of directors of LaBranche has unanimously approved the merger and the issuance of shares of LaBranche common stock and Series A preferred stock in the merger. Delaware law and the rules of the NYSE do not require that LaBranche stockholders approve the merger.

    See "The Merger--Interests of RPM Directors and Executive Officers in the Merger" for a discussion of conflicts of interest that certain directors and executive officers of RPM may have in connection with these recommendations.

    RPM stockholders may also be asked to vote upon a proposal to adjourn or postpone the special meeting, in order to (among other things) allow additional time for RPM to solicit additional votes to approve the merger.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

    Only holders of record of RPM common stock at the close of business on February 20, 2001, the record date, are entitled to notice of and to vote at the RPM stockholders' special meeting or at any adjournment or postponement of the special meeting. On the record date, 70,100 shares of RPM common stock were issued and outstanding and were held by 13 holders of record. A majority of the shares of RPM common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the RPM stockholders' special meeting for a quorum to be present to vote upon the merger proposal. Abstentions count as present for establishing a quorum, but will have the same effect as a vote against approval of the merger. Holders of record of RPM common stock on the record date are entitled to one vote per share at the special meeting.

VOTES REQUIRED

    Each holder of RPM common stock outstanding on the record date is entitled to one vote for each share held. The holders of a majority of the outstanding shares of RPM common stock entitled to vote must be present at the RPM stockholders' special meeting in person to constitute a quorum to

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
transact business. Approval of the merger and the merger agreement requires the affirmative vote of the holders of a majority of the shares of RPM common stock issued and outstanding and entitled to vote.

VOTING BY RPM DIRECTORS AND EXECUTIVE OFFICERS

    At the close of business on the record date, directors and executive officers of RPM owned and were entitled to vote 64,000 shares of RPM common stock, which represented about 91.3% of the shares of RPM common stock outstanding on that date. See "The Merger--Interests of RPM Directors and Executive Officers in the Merger" for a discussion of conflicts of interest that certain RPM directors and executive officers of RPM may have in connection with these matters.

VOTING OF PROXIES

    All shares of RPM common stock represented by properly executed proxies received in time for the RPM stockholders' special meeting will be voted at the RPM stockholders' special meeting in the manner specified in the proxies. Properly executed proxies that do not contain voting instructions will be voted:

    - FOR approval of the merger and the merger agreement, as amended, which effectively constitutes approval of the disposition of RPM's real estate management subsidiary to George E Robb, Jr., and

    - FOR giving discretion to the proxies to vote upon such other business as may properly come before the meeting, including any adjournment or postponement thereof.

    It is not expected that any matter, other than the proposed merger described above, will be raised at the RPM stockholders' special meeting. If, however, the RPM board properly presents other matters, the persons named as proxies will vote in accordance with their judgment.

    Adjournments may be made for the purpose of soliciting additional proxies. Any adjournment may be made by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting. A quorum is not needed for an adjournment. No announcement is needed for an adjournment other than the announcement made at the meeting. RPM does not currently intend to seek an adjournment of the meeting.

HOW TO VOTE BY PROXY

    Complete, sign, date and return the enclosed proxy card in the enclosed envelope. Proxies must be received by RPM prior to the date of the special meeting.

REVOCABILITY OF PROXIES

    You may revoke a proxy at any time before the special meeting. To revoke your proxy, you must file a duly executed revocation of proxy with the Secretary of RPM. Then you must submit a new duly executed proxy by mail or by appearing at the special meeting and voting in person. Attendance at the RPM special meeting will not constitute revocation of a proxy, but voting at the RPM special meeting will revoke your prior proxy.

SOLICITATION OF PROXIES

    RPM will bear the cost of the solicitation of proxies from its stockholders. Proxies will be solicited on behalf of the board of directors. Directors, officers and employees may solicit proxies. No additional compensation will be paid for the solicitations made by directors, officers or employees.

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
                                   THE MERGER

TERMS OF THE MERGER

    The merger agreement provides for the merger of RPM with and into LaBranche. For each share of RPM common stock they own, the RPM stockholders will receive
98.778 shares of LaBranche common stock and shares of LaBranche Series A preferred stock having an aggregate liquidation preference of $1,426.53. In addition, RPM and each RPM option holder have amended that option holder's option agreement to convert, as of the effective time of the merger, each of his RPM options into an immediately exercisable option to purchase 98.778 shares of LaBranche common stock.

    A portion of the shares of Series A preferred stock issuable to the RPM stockholders in the merger will be held in escrow for a period of 18 months to satisfy any indemnification payment obligations of the RPM stockholders to LaBranche under the merger agreement. An additional portion of the LaBranche Series A preferred stock will be held in escrow pending a final calculation of RPM's adjusted net book value (as defined in the merger agreement) as of the closing date of the merger to provide for the RPM stockholders' obligation to return a portion of shares of LaBranche Series A preferred stock in the event the aggregate liquidation preference of the shares issued to the RPM stockholders at the closing exceed the adjusted net book value of RPM as of the closing date of the merger. See "Risk Factors--RPM stockholders could lose a portion of the LaBranche stock to be distributed to them."

    On January 18, 2001, the last trading day before we publicly announced the execution of the merger agreement, the closing price of LaBranche common stock on the NYSE was $36.88 per share. Had the merger then taken place, each share of RPM common stock would have been converted into 98.778 shares of LaBranche common stock with a value of about $3,642.44 and shares of LaBranche Series A preferred stock with an aggregate liquidation preference of $1,426.53. When we complete the merger, the value you receive for your RPM common stock may be more or less than this amount depending on the market value of LaBranche common stock at that time.

    As a result of the merger, former RPM stockholders will own about 12.4%, and LaBranche stockholders immediately before the merger will own about 87.6%, of the outstanding shares of LaBranche common stock. These percentages are based on the number of shares of LaBranche common stock and RPM common stock outstanding on January 31, 2001.

    The discussion in this proxy statement/prospectus of the merger and the description of the principal terms of the merger agreement and the merger are summaries only. You should refer to the merger agreement for the details of the merger and the terms of the merger agreement. We have attached a copy of the merger agreement to this proxy statement/prospectus as ANNEX A.

EFFECTIVE TIME OF THE MERGER

    As soon as practicable after the conditions to consummation of the merger described below have been satisfied or waived, unless the merger agreement has been terminated under the circumstances described below, a certificate of merger will be filed with the Secretary of State of the State of Delaware, at which time the merger will become effective. It is presently contemplated that the effective time will be as soon as practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC and after approval of the merger at the RPM stockholders' special meeting. The waiting period under the Hart-Scott-Rodino Act has already terminated and the necessary authorizations, approvals and consents of the NYSE, the NASD, the CBOE and the AMEX are in the process of being obtained. If the RPM stockholders do not approve the merger agreement and the merger, or if the other conditions to the merger have not been satisfied or waived, the merger agreement will terminate and the merger will not become effective.

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
BACKGROUND OF THE MERGER

    As evidenced by its acquisition of a number of other NYSE specialist businesses since 1997, LaBranche has been committed to taking advantage of the consolidation trend in the specialist industry by selectively pursuing acquisitions of other NYSE specialist operations. Toward that end, Michael LaBranche and Robert M. Murphy, Executive Vice President and a director of RPM and the President and Chief Executive Officer of RPM's specialist corporation,
initiated informal discussions in       2000 regarding a possible combination of
LaBranche and RPM. RPM had previously discussed with several other firms a possible combination of their operations with RPM's or an infusion of capital into RPM, but these discussions had not resulted in a completed transaction of the kind sought by the management of RPM. Shortly thereafter, George E. Robb, Jr., the President and a director of RPM and the Chairman of the Board of Directors of RPM's specialist corporation, was invited to participate in the discussions between Messrs. LaBranche and Murphy.

    Mr. LaBranche initially reported such discussions to the board of directors of LaBranche at a meeting held on September 11, 2000. At that meeting, Mr. LaBranche distributed to LaBranche's board of directors a draft letter of intent relating to a proposed acquisition of RPM by means of a merger, presented a preliminary and general outline of RPM's operations and a financial profile of RPM and indicated that Donaldson Lufkin & Jenrette Securities Corporation had been retained to advise LaBranche in connection with the proposed combination transaction with RPM. During the course of the meeting, the members of LaBranche's board were briefed on their fiduciary obligations in considering the proposed acquisition of RPM and the status of the negotiations with RPM. The members of LaBranche's board of directors discussed the proposed combination with RPM at length and questioned Mr. LaBranche on such matters as valuation, the potential consideration and comparable recent transactions involving NYSE specialist firms. After this discussion, LaBranche's board of directors authorized Mr. LaBranche and other appropriate officers of LaBranche to continue to negotiate, execute and deliver on behalf of LaBranche a non-binding letter of intent relating to the proposed acquisition of RPM on substantially the same terms and conditions as those discussed at the meeting and contained in the draft letter of intent reviewed by the members of LaBranche's board of directors at the meeting. The LaBranche board also authorized Mr. LaBranche and those officers to proceed to negotiate the terms and conditions of a definitive agreement relating to the proposed acquisition of RPM for the purpose of subsequently presenting such agreement to LaBranche's board of directors for its review and approval.

    On October 5, 2000, LaBranche and RPM entered into reciprocal confidentiality agreements in order to afford their respective representatives access to more detailed information concerning the other party for the purpose of refining the terms of their understanding regarding LaBranche's proposed acquisition of RPM. Thereafter, on October 10, 2000, LaBranche and RPM entered into a non-binding letter of intent setting forth the proposed terms of LaBranche's acquisition of RPM. This letter of intent expressed LaBranche's and RPM's mutual intention to negotiate a definitive agreement relating to a tax-free merger of RPM with and into LaBranche involving (1) the issuance by LaBranche to the stockholders of RPM of approximately 6,670,000 shares of LaBranche common stock and shares of a new LaBranche Series A preferred stock having an aggregate liquidation preference based on a percentage of the net book value of RPM as of the date of the closing of the transaction, and
(2) LaBranche's assumption of RPM's outstanding employee stock options, which options would be immediately exercisable for about 3,030,000 shares of LaBranche's common stock and other consideration.

    Upon the execution of the letter of intent, each of LaBranche and RPM commenced a due diligence investigation of the other party and began work on the negotiation and preparation of a definitive agreement relating to LaBranche's proposed acquisition of RPM.

    At a meeting of LaBranche's board of directors held on October 20, 2000, Mr. LaBranche updated the members of LaBranche's board on the status of the negotiations with RPM's representatives and

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discussed the anticipated effects of the RPM acquisition on LaBranche's balance sheet, the expected increase in LaBranche's market share as a result of the transaction, how the transaction compared with other recent acquisitions within the industry (particularly the acquisition of Spear, Leeds & Kellogg, L.P. by The Goldman Sachs Group, Inc.) and the consistency of the RPM acquisition with LaBranche's overall corporate strategy.

    At a meeting held on October 26, 2000 at the offices of RPM's counsel, LaBranche's and RPM's respective legal, accounting and financial advisors discussed the amount of LaBranche preferred stock to be delivered to RPM's stockholders in connection with the proposed merger and to the RPM option holders upon the exercise of their amended stock options and the formula for defining RPM's net book value for purposes of determining that amount. In the course of these discussions, LaBranche's and RPM's advisors identified a number of issues relating to the definition of RPM's net book value for purposes of the proposed transaction which the advisors subsequently addressed with LaBranche's and RPM's respective management teams. As a result of these discussions, Messrs. LaBranche and Murphy met again on October 30, 2000 and tentatively agreed on a formula for determining RPM's net book value for purposes of calculating the amount of LaBranche preferred stock to be delivered to RPM's stockholders upon the closing of the merger and into which the amended RPM stock options would be exerciseable.

    On October 31, 2000, LaBranche's counsel circulated initial drafts of the merger agreement and several of the related agreements and other documents contemplated by the proposed transaction. In the days that followed, LaBranche's counsel provided initial drafts of the other agreements and documents required in connection with LaBranche's proposed acquisition of RPM.

    At a meeting of LaBranche's board of directors held on November 16, 2000, Mr. LaBranche again described the fundamental terms and conditions of, and business reasons for, the proposed acquisition of RPM and updated the members of LaBranche's board on the status of the negotiations regarding a definitive merger agreement with respect to the RPM acquisition. Prior to this meeting, the members of LaBranche's board had been furnished with a copy of the then-current draft of the merger agreement for their review and consideration. Representatives of Donaldson Lufkin & Jenrette Securities Corporation were present at the meeting to advise LaBranche's board on the negotiations and the financial aspects of the proposed acquisition of RPM. LaBranche's board of directors then engaged in a discussion of the transaction with its legal and financial advisors. Following this discussion, the board unanimously approved of the proposed acquisition of RPM on the terms and conditions contained in the draft of the merger agreement distributed to the members of LaBranche's board before the meeting. The LaBranche board authorized the appropriate officers of LaBranche to proceed to negotiate the terms and conditions of the proposed acquisition and the other transactions contemplated thereby, and to execute the merger agreement and such other documents as they determine to be necessary or advisable in connection therewith.

    On November 21, 2000, LaBranche's and RPM's respective counsel filed required Notification and Report Forms with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice pursuant to the Hart-Scott-Rodino Act in connection with the proposed transaction.

    LaBranche's and RPM's representatives held a meeting at RPM's offices on November 28, 2000. Issues discussed at this meeting included the registration rights to be granted to RPM's stockholders with respect to the LaBranche common stock to be issued to them in connection with the proposed transaction, the survival period of RPM's representations and warranties contained in the merger agreement, LaBranche's rights to indemnification for any breach of RPM's representations, warranties and covenants contained in the merger agreement, the terms and conditions of the escrow arrangements for satisfying the RPM stockholders' indemnification obligations to LaBranche, the voting, dividend and liquidation rights associated with the LaBranche preferred stock to be issued to the RPM stockholders in connection with the proposed transaction and the terms upon which RPM's outstanding employee stock options would be assumed by LaBranche in the merger.

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
    On November 30, 2000, the RPM board of directors, acting by unanimous written consent, approved all actions which had been taken prior to that date by the officers of RPM in connection with the proposed merger, determined that the proposed merger was advisable and directed the officers of RPM to negotiate the terms and conditions of the proposed merger and the proposed merger agreement.

    On December 8, 2000, LaBranche's counsel was notified by the Federal Trade Commission and the U.S. Department of Justice that its request for early termination of the required waiting period after filing of Hart-Scott-Rodino pre-merger Notification and Report Forms had been granted.

    At a meeting held on December 14, 2000 at the offices of LaBranche's counsel among Messrs. LaBranche, Robb, Murphy and LaBranche's, RPM's and Mr. Robb's respective counsel, the parties discussed, negotiated and reached agreements in principle on open issues. With respect to registration rights, the meeting participants agreed in principle that the LaBranche stock to be issued to RPM's stockholders in connection with the proposed merger would be registered pursuant to a Form S-4 registration statement to be filed by LaBranche and that the closing of the transaction would be deferred until the SEC had declared the registration statement effective, the stockholders of RPM had approved of the merger in a duly called special meeting held for that purpose and the other conditions to the merger had been satisfied or waived. At this meeting, the participants also tentatively agreed to the conversion of each of RPM's outstanding employee stock options into an option to acquire 98.778 shares of LaBranche common stock. In addition, the RPM option holders would become participants in the RPM Deferred Compensation Plan to be adopted by RPM, subject to RPM stockholder approval in accordance with Section 280G of the Internal Revenue Code.

    At a meeting of LaBranche's board of directors held on December 15, 2000, Mr. LaBranche updated the members of LaBranche's board on the status of the negotiations regarding a definitive merger agreement with respect to the RPM acquisition and advised the members of LaBranche's Board of the decision by management to file a registration statement on Form S-4 with respect to the shares of LaBranche stock to be issued to RPM's stockholders in connection with LaBranche's proposed acquisition of RPM.

    On January 10, 2001 the board of directors of RPM met with its legal counsel, independent accountants and tax advisors to discuss the proposed merger and the related transactions. The members of the RPM board reviewed and discussed with their advisors the terms and conditions of the draft merger agreement and the related documents. Among other things, the Board discussed the structure of the transaction, the consideration to be received by RPM stockholders and option holders in the transaction and the tax consequences of the transaction. By written consent, the board resolved to enter into the merger agreement, to repurchase RPM's Third and Fourth Preferred Stock, to accelerate payments under RPM's supplemental executive retirement plans, to repay certain outstanding debt, to amend its stock option agreements with the RPM option holders, to adopt a deferred compensation plan and to transfer its interest in its real estate subsidiary to George E. Robb, Jr. The board also resolved to call a special meeting of the RPM stockholders to approve the merger agreement and the other transactions described therein. The written consent was signed by all of the directors of RPM.

    Thereafter until January 18, 2001, representatives and counsel of LaBranche and RPM, including representatives and counsel of George E. Robb, Jr., continued to negotiate the terms of the merger agreement and related transaction documents. After the close of business on that day, representatives of LaBranche and RPM executed the merger agreement, and LaBranche issued a press release the following morning announcing the execution of the merger agreement.

    During early February 2001, representatives of LaBranche and RPM discussed the possibility of RPM adopting the retention bonus pool initially expected to be adopted by LaBranche. On February 16, 2001, RPM's board of directors unanimously approved the adoption by RPM of the retention bonus plan. LaBranche and RPM's representatives met to discuss and negotiate an

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
amendment to the merger agreement to reflect this change, and this amendment was executed as of February 15, 2001.

RPM'S REASONS FOR THE MERGER; RECOMMENDATION OF THE RPM BOARD OF DIRECTORS

    The specialist and clearing industries are highly competitive. RPM currently provides specialist and clearing services and LaBranche also provides specialist services and limited clearing services. It is expected that the combined company will provide its customers with better specialist services and have the added benefit of enhanced clearing services of the combined company. By merging with LaBranche, RPM expects to be able to provide better and more uniform services to its customers. RPM believes that, over time, the merger will lead to reduction in operating costs and capital expenditures and enable it to efficiently achieve its strategic objectives.

    In reaching its decision to approve the merger agreement and the merger, and to recommend that the RPM stockholders approve the merger agreement and the merger, the RPM board consulted with senior management and advisors. The board also independently considered a number of factors, including the following:

    - the complementary nature of the two companies' operations;

    - the fact that the RPM stockholders would have the opportunity to participate in the potential for diversified and enhanced growth after the merger;

    - the fact that the RPM stockholders would gain liquidity by receiving publicly traded common stock of LaBranche in place of their RPM common stock, which is not publicly traded;

    - the fact that the RPM stockholders would receive dividends on the LaBranche Series A preferred stock to be issued to them;

    - the operational and administrative cost savings that would result from the merger with LaBranche;

    - the fact that the merger will bring together the complementary assets, resources and expertise of the two companies, which should enable the combined company to effectively compete in the rapidly changing marketplace;

    - the potential of RPM to enhance LaBranche's public market perception and result in an increased valuation of the combined company; and

    - the qualification of the merger as a tax-free transaction for U.S. federal income tax purposes.

    The RPM board also reviewed with senior management and legal and financial advisors a number of additional factors relevant to the merger, including:

    - historical information concerning LaBranche's and RPM's respective businesses, financial performance and condition, operations, technology, management and competitive position; and

    - current financial market conditions and historical market prices and trading information with regard to LaBranche's common stock.

    The RPM board also identified and considered the following potentially negative factors in its deliberations concerning the merger:

    - the risk that the integration of the two companies' respective operations and employees might not occur in a timely manner and that the operations of the two companies might not be successfully integrated;

    - the risk that, despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company;

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
    - the substantial expenses to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

    - the risk that potential benefits sought in the merger might not be fully realized; and

    - the other risks described under the caption "Risk Factors" presented earlier in this proxy statement/prospectus.

    The above list of information and factors considered by the RPM board is not intended to be exhaustive but includes all material factors considered by the RPM board. In view of the variety of factors considered in connection with its evaluation of the merger, the RPM board did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the RPM board may have given different weight to different factors.

    After careful consideration, the RPM board determined that the terms of the merger agreement are fair to and in the best interests of RPM and its stockholders. As a result, the board approved the merger agreement and the merger. The RPM board recommends that you vote FOR approval of the merger agreement and the merger.

LABRANCHE'S REASONS FOR THE MERGER

    LaBranche believes that the acquisition of RPM will strengthen its market position in the specialist market and will complement its position in the specialist and broker-dealer fields. LaBranche also believes that the two companies' businesses are substantially similar and that their combination offers the opportunity to enhance their combined revenues without a corresponding increase in expenses.

DISSENTERS' APPRAISAL RIGHTS

    Each RPM stockholder has the right to dissent from the merger and to demand and obtain a cash payment equal to the appraised value of the shares of RPM common stock held by him under the circumstances described below, but is being asked to waive this right by signing a stockholder agreement. If any RPM stockholder does not execute the form of stockholder agreement, LaBranche could abandon the merger. The appraised value that a dissenting RPM stockholder obtains for his shares of RPM common stock by dissenting will be determined by a court and may be less than, equal to or greater than the value of the merger consideration provided for in the merger agreement. If an RPM stockholder fails to comply precisely with the procedural requirements of Section 262 of the Delaware General Corporation Law, the stockholder will lose his right to dissent and seek payment for the appraised value of his shares of RPM common stock.

    The following is a summary of Section 262, which specifies the procedures applicable to dissenting stockholders. This summary is not a complete statement of the law regarding an RPM stockholder's right to dissent under Delaware law, and if an RPM stockholder is considering dissenting, we urge the stockholder to review the provisions of Section 262 carefully and to consult an attorney. The text of Section 262 is attached to this proxy statement/prospectus as ANNEX B, and we incorporate that text into this proxy statement/prospectus by reference. Among other matters, each RPM stockholder should be aware of the following:

    - to be entitled to dissent and seek appraisal, he must:

       - hold shares of RPM common stock on the date he makes the demand required under Delaware law;

       - continuously hold those shares until the merger has been completed;

       - not vote in favor of the merger; and

       - otherwise comply with the requirements of Section 262;

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
       - before the RPM stockholders' special meeting, he must deliver a written notice that states his identity and intent to demand appraisal to RPM, 20 Broad Street, 6th Floor, New York, New York 10005, Attention:
         Secretary (RPM stockholders should be aware that simply voting against the merger or not voting is not a demand for appraisal rights);

    - within ten days after the effective time of the merger, the surviving corporation will notify all the dissenting RPM stockholders who have complied with Section 262 and who have not voted in favor of the merger of the date the merger became effective;

    - within 120 days after the effective time of the merger, an RPM stockholder who has complied with the requirements of Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of his RPM stock, but if a petition is not filed by the stockholder or another dissenting RPM stockholder within this time period, the stockholder will lose his right to an appraisal and will be entitled to receive only the merger consideration provided for in the merger agreement;

    - the Court of Chancery will determine which dissenting stockholders complied with the requirements of Section 262 and are entitled to appraisal rights;

    - the Court of Chancery will then appraise the shares, determining their fair value exclusive of any value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid on the appraised fair value, based on its consideration of all relevant factors;

    - the Court of Chancery will then direct the surviving corporation to pay the fair value of the dissenting shares, together with any interest, to the stockholder entitled to payment when he surrenders the certificates to the surviving corporation;

    - the costs of the proceeding for appraising the fair value may be determined by the court and the court may require the parties to bear the costs in a manner that it deems equitable;

    - the court may require, upon the dissenting stockholder's request, that all or a portion of the expenses incurred by any stockholder in connection with the appraisal, including attorney's and expert's fees, be charged pro rata against the value of all shares entitled to appraisal;

    - if the RPM stockholder dissents from the merger, he will not be entitled to vote his shares of RPM common stock for any purpose or to receive dividends or other distributions (other than dividends or other distributions payable to stockholders of record at a date prior to the effective time of the merger) after the effective time of the merger; and

    - the RPM stockholder may withdraw his demand for appraisal and accept the merger consideration provided for in the merger agreement at any time within 60 days after the effective date of the merger or after that date with the surviving corporation's consent.

U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following summary discusses the material U.S. federal income tax consequences of the merger to the RPM stockholders. This discussion is based upon the Internal Revenue Code, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion assumes that RPM stockholders hold their RPM common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her or its circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, including:

    - insurance companies;

    - tax-exempt organizations;

    - broker-dealers;

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
    - financial institutions;

    - persons that hold their RPM common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;

    - persons who are neither U.S. citizens nor residents;

    - foreign corporations, foreign partnerships or foreign estates or trusts as to the U.S.;

    - stockholders who acquired their RPM common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

    - RPM option holders.

    This summary does not address the tax consequences of the repurchase of RPM preferred stock prior to the closing. Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

    Neither LaBranche nor RPM has requested or intends to request a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the merger and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

    RPM has received a tax opinion from its counsel, Kelley Drye & Warren LLP, dated the date of this proxy statement/prospectus, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. A copy of this opinion is annexed to this proxy statement/prospectus as ANNEX C. It is a condition to the closing of the merger that tax counsel confirm its opinion, as of the closing date.

    As a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material U.S. federal income tax consequences of the merger to RPM stockholders are as follows:

    - no gain or loss will be recognized by RPM stockholders on the exchange of their RPM common stock for LaBranche common stock and Series A preferred stock, except for cash received instead of fractional shares of LaBranche common stock, as discussed below;

    - the aggregate adjusted tax basis of the LaBranche common stock and Series A preferred stock received in the merger by an RPM stockholder (including any fractional share of LaBranche common stock with respect to which the RPM stockholder receives cash) will be equal to the aggregate adjusted tax basis of the RPM stockholder's RPM common stock exchanged therefor, and will be allocated between the LaBranche common stock and Series A preferred stock (including any fractional shares) received in proportion to the relative fair market value of the LaBranche common stock and Series A preferred stock as of the closing date of the merger; and

    - the holding period of the LaBranche common stock and Series A preferred stock received in the merger by an RPM stockholder will include the holding period of the RPM stockholder's RPM common stock exchanged therefor.

    CASH INSTEAD OF FRACTIONAL SHARE. The receipt of cash instead of a fractional share of LaBranche common stock will be treated as a taxable disposition of that fractional share interest and the RPM stockholder will recognize taxable gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and the RPM stockholder's adjusted tax basis in the fractional share. The gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the RPM stockholder's holding period for the RPM common stock surrendered in the merger is greater than 12 months as of the date of the merger. For non-corporate RPM stockholders, this long-term capital gain generally will be subject to tax at a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

    ESCROW. While the matter is not free from doubt, RPM stockholders likely will be treated as having received the escrowed shares of LaBranche Series A preferred stock upon the closing of the merger. Accordingly, until the escrowed shares are released, the interim adjusted tax basis of the

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
LaBranche common stock and Series A preferred stock received by RPM stockholders likely will be determined as though the maximum number of shares of LaBranche common stock and Series A preferred stock had been received by RPM stockholders at the closing of the merger, and RPM stockholders likely will not recognize any gain or loss upon the release of Series A preferred stock from the escrow. The adjusted tax basis of any forfeited escrowed shares of Series A preferred stock of an RPM stockholder would be added to the adjusted tax basis of the remaining LaBranche common stock and Series A preferred stock received in the merger by that RPM stockholder.

    APPRAISAL RIGHTS. An RPM stockholder who receives cash for his RPM common stock as a result of exercising his appraisal rights will recognize capital gain or loss equal to the difference between the amount of cash he receives and the adjusted tax basis of his RPM common stock.

    SECTION 306 STOCK. The IRS could take the position that the LaBranche Series A preferred stock received by RPM stockholders in the merger is "Section 306 stock" if the IRS asserts that the receipt of the Series A preferred stock by RPM stockholders is "substantially the same as the receipt of a stock dividend." If the Series A preferred stock were determined to be "Section 306 stock," an RPM stockholder could be required to recognize ordinary income on the subsequent sale or exchange of such stock or dividend income on the redemption of such stock without regard to such RPM stockholder's tax basis in the Series A preferred stock, and would not be permitted to recognize any loss. RPM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE RECEIPT OF LABRANCHE SERIES A PREFERRED STOCK.

    BACKUP WITHHOLDING. Some non-corporate RPM stockholders may be subject to backup withholding at a 31% rate on cash payments received instead of fractional shares of LaBranche common stock in the merger or as a result of the exercise of appraisal rights, unless they:

    - furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to RPM stockholders following the date of completion of the merger; or

    - are otherwise exempt from backup withholding.

    REPORTING REQUIREMENTS. An RPM stockholder who receives LaBranche common stock and Series A preferred stock in the merger may be required to retain records related to his RPM common stock, and file with his U.S. federal income tax return a statement setting forth facts relating to the merger.

    THIS SUMMARY DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE SUMMARY DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. THE SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE MERGER. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT WITH A TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE MERGER.

ACCOUNTING TREATMENT

    The merger will be accounted for by LaBranche under the purchase method of accounting. Accordingly, the merger consideration will be allocated among the assets of RPM based on their respective fair market values at the date of acquisition, and any excess of the merger consideration over such fair market values will be accounted for as intangible assets and goodwill. The financial statements of LaBranche will reflect the combined operations of LaBranche and RPM from the effective date of the merger.

NO SOLICITATION

    Pending the closing of the merger, RPM has agreed that it will not, directly or indirectly,

    - entertain, encourage, solicit or initiate the submission of any competing acquisition proposal;

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
    - participate in or encourage, including by way of furnishing any non-public information, any discussions or negotiations regarding any competing acquisition proposal; or

    - enter into any definitive agreement relating to any competing acquisition proposal.

INTERESTS OF RPM DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

    In considering the recommendation of RPM's board of directors with respect to the adoption and approval of the merger, RPM's stockholders should be aware that some members of the management of RPM and RPM's board of directors have interests in the merger that are different from, or in addition to, the interests of RPM's stockholders generally. These items relate to, among other things, directorships and officer positions with LaBranche or its subsidiaries after the merger, receipt of accelerated payments under a supplemental executive retirement plan, receipt of registration rights, participation in the RPM Deferred Compensation Plan and retention bonus pool, and the conversion of their existing RPM stock options into fully-vested options to purchase shares of LaBranche common stock. RPM's board of directors was aware of these potential interests and considered the following matters, among others, in approving the merger agreement and the merger.

    At the close of business on the record date, directors and executive officers of RPM owned and were entitled to vote 64,000 shares of RPM common stock, which represented about 91.3% of the shares of RPM common stock outstanding on that date. Upon completion of the merger, it is anticipated that the current directors and executive officers of RPM collectively will own an aggregate of about 6,321,792 shares of LaBranche common stock, or 12.4% of the then outstanding shares of LaBranche common stock.

    At the close of business on the record date, three directors and executive officers of RPM collectively held options to purchase an aggregate of 7,900 shares of RPM common stock. Upon completion of the merger, the outstanding RPM employee stock options will be converted into options to purchase shares of LaBranche common stock, using the same 98.778 per share exchange ratio as that for RPM's common stock. See "The Merger Agreement--Stock Options" for a further description of the participation of RPM optionholders in the merger. Upon completion of the merger, it is anticipated that the current directors and executive officers of RPM and their affiliates collectively will beneficially own options to purchase an aggregate of 780,346 shares of LaBranche common stock.

    Messrs. Robb and Murphy, RPM's President and Executive Vice President, respectively, are stockholders of RPM and also will become directors of LaBranche following the merger. Mr. Murphy also will become the Chief Executive Officer of LaBranche & Co. LLC, LaBranche's specialist subsidiary after the merger. In addition, the following RPM directors and executive officers also are stockholders and option holders of RPM and will receive consideration in the merger:

    - Cornelius F. Bodtmann, RPM's Executive Vice President and a director;

    - Nathan J. Mistretta, RPM's Executive Vice President--Finance and Administration, Secretary and Treasurer and a director;

    - Frederick F. Tramutola, Jr., RPM's Executive Vice President and a director; and

    - James B. Robb, RPM's Senior Vice President and a director.

    A condition to LaBranche's obligation to complete the merger is the disposition by RPM of its subsidiary, ROBB PECK McCOOEY Real Estate Management Corp., or Remco, to George E. Robb, Jr. Mr. Robb, Jr. is the President and controlling stockholder of RPM. Remco engages in real estate management activities and, through its subsidiaries, owns real property. The real estate held through Remco and the associated real estate management activities are unrelated to the business and operations of RPM. LaBranche does not desire to assume the business conducted by Remco and is requiring that RPM dispose of Remco immediately prior to the consummation of the merger. RPM's interest in Remco will be transferred to Mr. Robb, Jr. in consideration for Mr. Robb, Jr.'s relinquishment of his controlling interest in RPM. It is currently contemplated that this disposition and

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transfer to Mr. Robb, Jr. will be effected through a series of mergers of Remco and Remco's subsidiaries into a newly created limited liability company controlled by Mr. Robb, Jr. in which Mitchell Low, President of Remco, will have a limited participation interest. As of December 31, 2000, Remco and its subsidiaries had a recorded net book value of about $7.3 million.

    The merger also will constitute a change of control under RPM's supplemental executive retirement plan, or SERP, agreements with Messrs. Murphy, Bodtmann and Mistretta. As a result, commencing on the date of closing of the merger:

    - Mr. Murphy will immediately be entitled to a lump sum payment of his entire SERP benefit, totaling $5.0 million;

    - Mr. Bodtmann will immediately be entitled to a lump sum payment of his entire SERP benefit, totaling $4.5 million; and

    - Mr. Mistretta will immediately be entitled to a lump sum payment of his entire SERP benefit, totaling $4.0 million.

    RPM's stockholders should consider whether these interests may have influenced RPM's directors and officers to support or recommend the merger.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF LABRANCHE AFTER THE MERGER

    There currently are eight members of the LaBranche board of directors. Upon completion of the merger, the number of directors on the board will be increased to ten. LaBranche has agreed to appoint George E. Robb, Jr. and Robert M. Murphy, President and Executive Vice President, respectively, of RPM prior to the merger as Class II and Class I directors, respectively, of LaBranche.

    LaBranche's board of directors has been classified pursuant to its certificate of incorporation. In accordance with the provisions of its certificate of incorporation, LaBranche has divided its directors into three classes, designated Class I, Class II and Class III. Each class consists, as nearly as possible, of one-third of the total number of directors constituting LaBranche's entire board of directors. Class I directors will serve until LaBranche's 2003 annual meeting of stockholders, Class II directors will serve until LaBranche's 2001 annual meeting and Class III directors will serve until LaBranche's 2002 annual meeting. At each annual meeting of LaBranche stockholders, successors to the directors whose terms expire at that annual meeting are elected for a three-year term.

    Following the merger:

    - Michael LaBranche, currently Chairman, President and Chief Executive Officer of LaBranche, will continue to serve as Chairman, President and Chief Executive Officer of LaBranche;

    - George E. Robb, Jr., currently the President of RPM, will become a director of LaBranche;

    - Robert M. Murphy, currently the Executive Vice President of RPM, will become a director of LaBranche and Chief Executive Officer of LaBranche & Co. LLC, LaBranche's specialist subsidiary; and

    - the remainder of the directors and executive officers of LaBranche prior to the merger will continue to hold their respective directorships and executive officer positions with LaBranche.

EXPENSES

    The merger agreement provides that each of LaBranche and RPM will pay its own expenses in connection with the merger and related transactions, including, the fees and expenses of its own investment advisors, brokers, legal counsel, accountants and other outside experts.

NEW YORK STOCK EXCHANGE LISTING

    LaBranche common stock is listed on the New York Stock Exchange under the symbol "LAB." The LaBranche common stock to be issued to the RPM stockholders in the merger will be listed on the NYSE. The LaBranche Series A preferred stock to be issued to the RPM stockholders in the merger will not be listed.

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                              THE MERGER AGREEMENT

GENERAL

    The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, as amended, which is incorporated by reference and attached as ANNEX A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

STRUCTURE OF THE MERGER

    Under the merger agreement, RPM will merge directly with and into LaBranche. LaBranche will be the surviving corporation in the merger.

CLOSING; EFFECTIVE TIME

    The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as LaBranche and RPM may agree and specify in the certificate of merger. The filing of the certificate of merger is expected to occur shortly after the RPM stockholders' special meeting assuming that the RPM stockholders approve the transaction at the meeting or an adjournment thereof and that the other conditions in the merger agreement are satisfied or waived. Please see "The Merger Agreement--Conditions to the Merger" for a discussion of these conditions.

WHAT RPM STOCKHOLDERS WILL RECEIVE IN THE MERGER


    For each share of RPM common stock they own, the RPM stockholders will receive 98.778 shares of LaBranche common stock and shares of LaBranche
Series A preferred stock having an aggregate liquidation preference of $1,426.53. The shares of LaBranche Series A preferred stock otherwise issuable to the RPM stockholders are subject to the RPM stockholders' indemnification obligations to LaBranche, and the RPM stockholders may be obligated to return to LaBranche a portion of shares of LaBranche Series A preferred stock otherwise deliverable to them at the closing of the merger based on the final calculation of the net book value of RPM as of the closing of the merger, as described below. In addition, RPM and each RPM option holder will amend that option holder's option agreement to provide for the conversion of each of his RPM options into an immediately exercisable option to purchase 98.778 shares of LaBranche common stock.


    A portion of the shares of LaBranche Series A preferred stock issuable to the RPM stockholders in the merger will be held in escrow for a period of 18 months to satisfy any indemnification payment obligations of the RPM stockholders to LaBranche under the merger agreement. An additional portion of the Series A preferred stock will also be held in escrow pending a final calculation of the adjusted net book value (as defined in the merger agreement) of RPM as of the closing date of the merger. To the extent the adjusted net book value of RPM as of the closing date of the merger is less than the amount of the aggregate liquidation preference of the shares of LaBranche Series A preferred stock issuable to the RPM stockholders at the closing of the merger, escrowed shares of LaBranche Series A preferred stock with a liquidation preference equal to the amount of such deficiency will be returned to LaBranche. On the other hand, if the final adjusted net book value of RPM as of the closing date of the merger is greater than the aggregate liquidation preference of the shares of LaBranche Series A preferred stock issuable to the RPM stockholders at the closing of the merger, LaBranche will be obligated to deliver to the RPM stockholders additional shares of LaBranche Series A preferred stock with an aggregate liquidation preference equal to the amount of such excess.

PROCEDURES FOR SURRENDER OF RPM STOCK CERTIFICATES; FRACTIONAL SHARES

    Commencing immediately after the effective time of the merger, upon surrender by RPM stockholders of their stock certificates representing shares of RPM common stock, RPM stockholders

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
will receive stock certificates representing shares of LaBranche common stock and LaBranche Series A preferred stock together with a cash payment in lieu of any fractional shares of LaBranche common stock to which they are otherwise entitled. No fractional shares of LaBranche common stock will be issued for RPM shares. Instead, LaBranche will pay an amount in cash determined by multiplying
(x) the fractional share interest to which the RPM stockholder would otherwise be entitled by (y) the volume-weighted average sales price per share of LaBranche common stock during the 20 consecutive trading days ending on and including the second trading day immediately preceding the closing price of a share of LaBranche common stock as of the closing of the merger, as reported by Bloomberg Information Systems, Inc.

REPRESENTATIONS AND WARRANTIES

    RPM has made certain customary representations and warranties to LaBranche in the merger agreement relating to, among other things:

    - its organization, the organization of its subsidiaries and similar corporate matters;

    - its capital structure;

    - its authorization, execution and delivery and performance of the merger agreement and the other agreements contemplated thereby;

    - the absence of conflicts, violations or defaults under its organizational documents or conflicts with or violations of any laws as a result of executing the merger agreement or completing the merger;

    - the governmental consents and filings required to complete the merger;

    - its compliance with governmental regulations concerning employee benefit plans and labor matters;

    - the completeness of its financial statements;

    - the absence of conflicts with other documents, agreements and instruments to which it or any of its subsidiaries is a party;

    - its compliance with regulatory requirements and licenses in the conduct of its business;

    - its right to own or license intellectual property rights such as copyrights, patents and trademarks that it uses in the conduct of its business;

    - the absence of undisclosed liabilities and material adverse events;

    - transactions with affiliates and related parties;

    - the filing of its tax returns and payment of taxes;

    - the absence of employment-related proceedings;

    - the identification and effectiveness of its material agreements and commitments;

    - the absence of legal proceedings against it, except as specifically identified in a schedule to the merger agreement;

    - its insurance policies; and

    - its bank accounts.

    LaBranche has made customary representations and warranties to RPM in the merger agreement relating to, among other things:

    - its organization, the organization of its subsidiaries and similar corporate matters;

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
    - its capital structure;

    - its authorization, execution and delivery and performance of the merger agreement and the other agreements contemplated thereby;

    - the absence of conflicts, violations or defaults under its organizational documents or conflicts with or violations of any laws as a result of executing the merger agreement or completing the merger;

    - the absence of conflicts with other documents, agreements and instruments to which it or any of its subsidiaries is a party;

    - its filing of tax returns and payment of taxes;

    - the retention and effectiveness of all regulatory approvals required in connection with the conduct of its business;

    - the timeliness and completeness of all its required SEC filings;

    - the accuracy and completeness of its financial statements;

    - the absence of legal proceedings against it;

    - its compliance with applicable laws;

    - the identification of potential restrictions on its payment of dividends;

    - the governmental consents and filings required to complete the merger; and

    - its compliance with governmental regulations concerning employee benefit plans and labor matters.

    All representations of RPM and LaBranche made in the merger agreement will survive the closing of the merger and for a period of 18 months thereafter, except that all representations and warranties as to taxes and employee benefits matters under ERISA will survive until the expiration of the statute of limitations applicable to such claims.

REPRESENTATIONS AND WARRANTIES OF THE RPM STOCKHOLDERS AND OPTION HOLDERS

    Each of the RPM stockholders who surrenders his RPM stock in connection with the merger must make certain representations and warranties in a separate stockholder agreement with LaBranche, and each of the RPM option holders must make certain representations and warranties in an indemnification agreement with LaBranche. The representations and warranties of each RPM stockholder include representations and warranties relating to:

    - the RPM stockholder's ownership of his RPM stock;

    - the RPM stockholder's power to execute, deliver and perform the stockholder agreement;

    - the absence of conflicts, violations or defaults under any other agreement to which the RPM stockholder is a party or violations of any laws as a result of the RPM stockholder's execution of the stockholder agreement;

    - the absence of the need for governmental consents and approvals in connection with the RPM stockholder's execution of the stockholder agreement;

    - the absence of a broker or finder used by that RPM stockholder in connection with the merger;

    - the absence of litigation impairing the RPM stockholder's ability to perform his obligations under the stockholder agreement or which might prevent the consummation of the merger;

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
    - waiver of the RPM stockholder's right to have his RPM common stock redeemed in connection with the repurchase by RPM of any shares of RPM preferred stock which he may own prior to the closing of the merger; and

    - an agreement not to transfer the Series A preferred stock being acquired by him in the merger in violation of the transfer restrictions contained in the stockholder agreement.

    Pursuant to the RPM stockholder agreements, each RPM stockholder also will waive his dissenter's rights in connection with the merger.

    Each of the RPM option holders who executes the indemnification agreement among LaBranche and the option holders will make certain representations and warranties. These include representations and warranties relating to:

    - the RPM option holder's ownership of his RPM options;

    - the RPM option holder's power to execute, deliver and perform the indemnification agreement; and

    - the absence of conflicts, violations or defaults under any other agreement to which the RPM option holder is a party or violations of any laws as a result of the RPM option holder's execution of the indemnification agreement.

REGULATORY APPROVALS

    It is a condition to the consummation of the merger that LaBranche and RPM obtain any and all authorizations, permits, approvals and consents of any governmental entity and regulatory authority, including the NYSE, the SEC, the NASD, the CBOE and the AMEX and that the merger be in compliance with all applicable state and federal securities laws. As of February 15, 2001, LaBranche and RPM were still in the process of obtaining the necessary authorizations, permits, approvals and consents from these entities. It is also a condition to the merger that the applicable waiting period under the Hart-Scott-Rodino Act has expired. LaBranche and RPM were granted termination of the waiting period for the merger under the Hart-Scott-Rodino Act by the Federal Trade Commission and the Department of Justice on December 8, 2000. If any other approval or action is required, LaBranche and RPM will seek that approval or action. There can be no assurance that any approval or action, if required, will be obtained on a timely basis, if at all.

CERTAIN COVENANTS

    INTERIM OPERATIONS OF RPM

    Until the closing of the merger, RPM and its subsidiaries have agreed to carry on their business in the ordinary course and consistent with past practice. RPM also has agreed not to do any of the following without the consent of LaBranche:

    - make any amendments or changes to its charter or bylaws or those of its subsidiaries;

    - except as expressly permitted in the merger agreement, make any payments or accelerate the vesting of any other benefit or right of any director, officer or employee contingent upon the merger or the possible termination of his employment after the merger, amend any employment agreements or benefits of any officer, director, consultant or employee or make any loans or advances to any officer, director, employee, stockholder or consultant of RPM;

    - issue or enter into negotiations to issue any shares of its capital stock or shares convertible into capital stock other than the issuance of shares under RPM's existing option agreements;

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
    - change the number of shares of its authorized capital stock or grant any option, warrant, call, commitment or agreement of any character relating to its authorized capital stock or the stock of its subsidiaries;

    - declare or pay any dividends on, or make any distributions with respect to, its capital stock, split, combine or reclassify any of its capital stock or repurchase, redeem or otherwise acquire any shares of its capital stock, other than the redemption of the RPM preferred stock prior to the closing of the merger;

    - incur any new debt in excess of $150,000 (other than debt incurred in the ordinary course of business);

    - sell, lease or otherwise dispose of any of its assets having a book or market value in excess of $150,000 in the aggregate or that are otherwise material to its business or enter into an agreement to do any of the foregoing, other than in the ordinary course of business consistent with past practice;

    - incur or commit to any capital expenditures, obligations or liabilities in excess of $50,000 individually or $150,000 in the aggregate, acquire or agree to acquire by merging or consolidating with, or acquire or agree to acquire by purchasing a substantial portion of the assets of any business, acquire or agree to acquire any assets for aggregate consideration in excess of $150,000 other than the acquisition of materials and supplies, services and activities during the course of business consistent with past practice, make any investment in any business, except in the ordinary course of business consistent with past practice, or enter into any license, technology development or technology transfer agreement;

    - enter into any new line of business;

    - with certain exceptions, adopt or amend any benefit plan in a manner that results in a material increase in the benefits available under such plan or its compensation expense;

    - terminate any of its existing insurance policies;

    - settle or compromise any material litigation or arbitration proceeding; or

    - agree or commit to do any of the above.

    During the period before the closing, RPM also has agreed to:

    - perform and cause its subsidiaries to perform all their respective obligations and conduct their business in the ordinary course; and

    - use commercially reasonable efforts to maintain registrations and good standing with the SEC, the NASD, the NYSE, the AMEX, the CBOE, any regional market on which it conducts business and any states where such registration is required.

    From the date of the merger agreement until the closing, LaBranche has agreed to carry on its business in the ordinary course and consistent with past practice. LaBranche also has agreed not to do any of the following without the consent of RPM:

    - pay any dividend or make any other distribution to holders of its capital stock or repurchase, redeem or otherwise acquire any shares of its capital stock other than in the ordinary course of business pursuant to any preexisting agreements or arrangements with its employees or consultants;

    - with certain exceptions, directly or indirectly merge or consolidate with another entity or enter into any transaction resulting in LaBranche holding less than a 50% interest in the assets which it held prior to the transaction;

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
    - authorize, create or issue any new class or series of capital stock that ranks senior to or equal to the LaBranche Series A preferred stock to be issued in the merger to the RPM stockholders; or

    - agree or commit to do any of the above.

    During the period before the closing, LaBranche also has agreed to:

    - perform and cause its subsidiaries to perform all their respective obligations and conduct their respective businesses in the ordinary course; and

    - use commercially reasonable efforts to maintain its registrations and good standing with the SEC, the NASD, the NYSE, the AMEX, the CBOE, any regional market on which it conducts business, and with any states where such registration is required.

INDEMNIFICATION BY RPM STOCKHOLDERS AND OPTION HOLDERS

    Under the merger agreement, the RPM stockholders and the RPM option holders are required to indemnify LaBranche for breaches by RPM of its representations, warranties and covenants, contained in the merger agreement. The RPM stockholders are also required to indemnify LaBranche for breaches of their representations and warranties contained in their respective separate stockholder agreements. The RPM option holders are required to indemnify LaBranche for breaches of their representations and warranties contained in their indemnification agreements. The RPM stockholders and option holders generally will be liable for such indemnification only if and to the extent that the total amount of damages suffered by LaBranche on account of such breaches exceeds a threshold of $1.0 million.

    The total indemnification liability of the RPM stockholders will be limited to:


    - 10% of the closing value at closing of the LaBranche common stock to be distributed to them in the merger ($31.4 million if the closing had occurred on February 15, 2001), plus


    - 10% of the liquidation value of the LaBranche Series A preferred stock to be distributed to them in the merger (expected to be about
      $10.0 million), plus

    - an amount expected to be about $14.4 million (assuming no further exercises of RPM options prior to the closing of the Merger).

    The total indemnification liability of the RPM option holders will be limited to:


    - 10% of the closing value (as described in the merger agreement) at closing of the LaBranche common stock to be issued to them upon exercise of their amended RPM stock options ($12.6 million if the closing had occurred on February 15, 2001), plus


    - 10% of the amount of the benefits payable, excluding interest, under the RPM Deferred Compensation Plan, (about $3.0 million), plus

    - an amount expected to be about $5.6 million (assuming no further exercises of RPM options prior to the closing of the merger).

    The RPM option holders' obligation to LaBranche may be satisfied only by a reduction of the benefits payable to them under the RPM Deferred Compensation Plan.

    LaBranche also will indemnify the RPM stockholders and option holders against breaches of its representations, warranties and covenants contained in the merger agreement, subject to a minimum threshold amount of $1.0 million and a maximum liability equal to the aggregate of the maximum liability of the RPM stockholders and option holders as described above.

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
ESCROW OF SERIES A PREFERRED STOCK

    At the effective time of the merger, LaBranche will deposit with an escrow agent a portion of the shares of Series A preferred stock to be issued to the RPM stockholders in the merger. The shares deposited will have a total liquidation value equal to the maximum indemnification liability of the RPM stockholders to LaBranche as described above and will be held in escrow to satisfy these indemnification obligations, if there are any, of the RPM stockholders. The escrow arrangement will terminate 18 months after the closing of the merger, except that if there are unresolved pending claims for indemnification on that date, shares will be retained in escrow to cover those claims until they are resolved. LaBranche's remedies for satisfaction of indemnification claims against the RPM stockholders, if any, will be limited to recovery of the shares held in the escrow, except that, after termination of the escrow, LaBranche will still have recourse to shares distributed from the escrow to the RPM stockholders, or to the cash proceeds of any sale of those shares, with respect to claims for tax and ERISA matters.

    An additional portion of the Series A preferred stock will be held in escrow to provide for the RPM stockholders' obligation to return a portion of the shares of LaBranche's Series A preferred stock to LaBranche, or LaBranche's obligation to issue additional shares of Series A preferred stock to the RPM stockholders based on the final calculation of RPM's adjusted net book value (as described in the merger agreement) as of the closing date of the merger. Those shares will be distributed to the RPM stockholders after the final calculation of TPM's adjusted net book value as of the closing date of the merger, except to the extent, if any, required to be returned to LaBranche as a result of that calculation. To the extent the adjusted net book value of RPM's as of the closing date of the merger is different from the aggregate liquidation preference of the shares of LaBranche Series A preferred stock issued on the closing date of the merger, the number of shares will be adjusted accordingly.

    The "adjusted net book value" of RPM is defined in the merger agreement as the stockholders equity of RPM adjusted by subtracting the following amounts:

    (1) the aggregate liquidation value of any then outstanding shares of RPM's preferred stock;

    (2) 53% of the additional expense of accelerating the full vesting of any then unvested options to purchase RPM common stock;

    (3) 53% of the additional expense of RPM's accelerated payment of all amounts (including those attributable to retiree medical and long-term care insurance benefits) payable under RPM's supplemental executive retirement plans;

    (4) the unamortized portion of the goodwill associated with RPM's exchange memberships;

    (5) the unamortized portion of the goodwill associated with RPM's franchise rights;

    (6) the unamortized portion of the goodwill associated with RPM's specialist stocks, including these held by RPM's joint accounts;

    (7) 53% of the "amount of unfunded liabilities" with respect to RPM's Pension Plan, actuarially determined on a termination basis (with such liabilities taking into account any benefits projected to accrue for service during the 15-day period following the closing date of the merger) by RPM's actuary and agreed to by LaBranche's actuary using the assumptions and methods specified in a schedule to the merger agreement;

    (8) the stockholders equity of Remco, assuming for this purpose the capitalization of any intercompany payables owed by Remco subsidiary to RPM or to any of RPM's other subsidiaries; and

    (9) 53% of the aggregate amount of benefits payable under the RPM Deferred Compensation Plan (not including interest) and the retention bonus pool;

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
and by adding to such amount the following amounts (in the case of clauses
(10) and (11), determined as of the closing date of the merger):

   (10) the amount of any stock option compensation payable included in RPM's accrued liabilities (assuming for this purpose the acceleration of the full vesting of any then unvested options to purchase RPM common stock);

   (11) the amount of any surplus with respect to RPM's pension plan, actuarially determined on a termination basis in accordance with clause (7) above, and after taking into account applicable income taxes (computed at a tax rate of 47%), excise tax under Section 4980 of the Internal Revenue Code, and any use by LaBranche of such surplus to fund any plan of LaBranche;

   (12) 53% of the aggregate amount of the benefits payable under the RPM Deferred Compensation Plan (not including interest) and the retention bonus pool; and

   (13) $7,600,000 (subject to equitable adjustment in the event any RPM options are exercised between prior to the closing of the merger).

    To avoid duplication with respect to clauses (1) through (9) above, the items in such clauses will not be deducted to the extent that stockholders equity of RPM already reflects the deduction of the amounts of the items in such clauses (and the creation of related deferred tax assets, in the case of any item for which only 53% would be deducted), and that with respect to clauses
(10) through (12) above, the items in such clauses will not be added to the extent that stockholders equity of RPM already reflects the addition of the amounts of the items in such clauses (and the creation of related deferred tax liabilities, in the case of any item for which only 53% would be added).

OTHER AGREEMENTS

    RPM has agreed to cause the RPM stockholders' special meeting to be held as soon as reasonably practicable after the signing of the merger agreement. RPM's board of directors also has agreed to recommend approval of the merger agreement by its stockholders and to take all reasonable and lawful action to solicit and obtain such approval.

    The merger agreement contains mutual covenants of the parties, including covenants relating to:

    - preparation and filing of all required documents with the proper governmental agencies;

    - maintenance of the confidentiality of all information disclosed to each other in connection with the merger;

    - use of all reasonable efforts to obtain all necessary consents, approvals or waivers, as applicable, of third parties or governmental agencies to the merger;

    - provision of access to information of each party in connection with their respective businesses; and

    - advice to each other as to material changes in their respective businesses.

APPOINTMENTS TO LABRANCHE BOARD OF DIRECTORS

    LaBranche has agreed to appoint George E. Robb, Jr. and Robert M. Murphy, the current President and Executive Vice President, respectively, of RPM to serve as Class II and Class I directors, respectively, of LaBranche immediately after the merger.

CONDITIONS TO THE MERGER

    CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. Various conditions must be satisfied before LaBranche and RPM complete the merger. Some of these conditions apply to both LaBranche

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
and RPM, which means that if the conditions are not met, neither LaBranche nor RPM will be obligated to complete the merger. Some conditions apply only to LaBranche, which means that if the conditions are not met, RPM will be obligated to complete the merger, but LaBranche will not. The remainder of the conditions apply only to RPM, which means that if the conditions are not met, LaBranche will be obligated to complete the merger, but RPM will not.

    CONDITIONS THAT APPLY TO BOTH LABRANCHE AND RPM. Neither LaBranche nor RPM will have an obligation to complete the merger unless the following conditions are satisfied:

    - accuracy of the representations and warranties of the other party and the other party's performance of all its obligations under the merger agreement;

    - approval of the merger agreement and the merger by RPM's stockholders;

    - effectiveness of this proxy statement/prospectus;

    - entry into a Registration Rights Agreement by each of LaBranche, George E. Robb, Jr. and Robert M. Murphy;

    - the grant of all necessary governmental approvals;

    - absence of any judgment, injunction, order or decree or provision of any law or regulation prohibiting the completion of the merger;

    - entry into an escrow agreement by each of LaBranche, the escrow agent and George E. Robb, Jr. and Robert M. Murphy, as representatives of the RPM stockholders; and

    - delivery of all additional required closing documents.

    CONDITIONS THAT APPLY ONLY TO LABRANCHE. LaBranche will not have an obligation to complete the merger unless additional conditions are also satisfied, including the following:

    - absence of any material adverse change in the financial condition, business or results of operations of RPM;

    - receipt by LaBranche of a closing opinion of RPM's counsel reasonably satisfactory to LaBranche;

    - entry by each of the RPM stockholders into a stockholder agreement with LaBranche;

    - entry by each existing holder of RPM options of RPM into an amendment of his option agreement with RPM;

    - approval of the adoption of the RPM Deferred Compensation Plan by the holders of more than 75% of the outstanding shares of common stock of RPM entitled to vote;

    - repayment by RPM of certain of its outstanding indebtedness;

    - RPM's specialist corporation having net liquid assets of at least $65 million as of the closing date;

    - RPM's adjusted net book value being at least $85 million as of the closing date;

    - ownership as of the closing date by RPM and its subsidiaries of at least 11 NYSE memberships and entry by LaBranche into amended NYSE A-B-C agreements with respect to each of those memberships and amended and restated lease agreements and use and proceeds agreements with respect to the other NYSE memberships used by RPM employees;

    - delivery by RPM to LaBranche of an affidavit that it is not a "United States real property holding corporation" under the Internal Revenue Code;

    - surrender of RPM stock certificates by each of the RPM stockholders;

    - receipt by LaBranche of a certificate of the Chief Executive Officer of RPM as to the termination of RPM's supplemental executive retirement plans and the adoption of an amendment to cease benefit accruals under its Pension Plan;

    - receipt by RPM of or waiver by LaBranche as a condition to closing of, all consents of the other parties to material contracts;

    - redemption by RPM of all its outstanding shares of preferred stock prior to the closing date;

    - RPM's disposal of its entire interest in Remco prior to the closing date;

    - entry by each of the existing holders of RPM options into an indemnification agreement with LaBranche;

    - waiver by each of the RPM stockholders of his dissenter's rights in connection with the merger; and

    - receipt by LaBranche of a letter from certain affiliates of RPM agreeing to certain transfer restrictions on the shares of LaBranche stock to be received by them in the merger.

    CONDITIONS THAT APPLY ONLY TO RPM. RPM will not have an obligation to complete the merger unless additional conditions are also satisfied, including the following:

    - receipt by RPM of a closing opinion of LaBranche's counsel reasonably satisfactory to RPM;

    - appointment of Robert M. Murphy as Chief Executive Officer of LaBranche's specialist subsidiary, LaBranche & Co. LLC;

    - appointment of George E. Robb, Jr. and Robert M. Murphy as Class II and Class I directors of LaBranche, respectively;

    - LaBranche's filing with the Secretary of State of Delaware of a certificate of designations for the Series A preferred stock to be distributed to RPM stockholders as part of the merger consideration; and

    - receipt by RPM of an opinion from its tax counsel that the merger will be treated as a "reorganization" for U.S. federal income tax purposes.

    Because of these conditions, even if the RPM stockholders approve the merger, the merger may not occur.

AMENDMENTS AND WAIVERS

    The merger agreement may be amended by a written amendment executed by RPM and LaBranche. After the RPM stockholders have approved the merger, however, no party to the merger agreement may amend the merger agreement in a way that would require stockholder approval without getting such approval.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time prior to the effective time, whether before or after the approval by the RPM stockholders:

    - by mutual written consent of RPM and LaBranche;

    - by LaBranche, if it has not breached any of its material obligations under the merger agreement and either (1) RPM has materially breached and failed to cure within 15 days any of its representations, warranties and covenants under the merger agreement, or (2) the closing of the merger has not occurred by June 30, 2001 by reason of the failure of any conditions precedent to LaBranche's obligation to complete the merger;

    - by RPM, if it has not breached any of its material obligations under the merger agreement and either (1) LaBranche has materially breached and failed to cure within 15 days any of its representations, warranties and covenants under the merger agreement, or (2) the closing of the merger has not occurred by June 30, 2001 by reason of the failure of any conditions precedent to RPM's obligation to complete the merger;

    - by LaBranche, if

       - the RPM stockholders' special meeting has not occurred within 25 calendar days after this proxy statement/prospectus has been declared effective by the SEC and copies of the final proxy statement/prospectus have been delivered to RPM to allow it to provide for its distribution to its stockholders (which 25 calendar day period may be extended to 25 business days to allow for compliance with applicable law); or

       - at the RPM stockholders' special meeting, the requisite vote of the RPM stockholders to approve the merger is not obtained;

    - by RPM, if the volume-weighted average sales price of LaBranche's common stock for any five consecutive trading days before the closing is less than $15.00 per share.

    - by LaBranche, if the volume-weighted average sales price of LaBranche's common stock for any 20 consecutive trading days before the closing is more than $38.00 per share.

TERMINATION FEE

    If the merger agreement is terminated by LaBranche because the RPM stockholders' special meeting has not occurred within 25 calendar days, subject to extension to 25 business days to allow for compliance with applicable law, after the registration statement containing this proxy statement/ prospectus has become effective and copies of the final prospectus have been delivered to RPM to allow it to provide for distribution to its stockholders, or if the RPM stockholders do not approve the merger at the RPM stockholders' special meeting, RPM will be required to pay to LaBranche a fee of $10.0 million.

DEFERRED COMPENSATION PLAN

    At the effective time of the merger, LaBranche will succeed to RPM's liabilities and obligations under the RPM Deferred Compensation Plan. The RPM Deferred Compensation Plan has been approved by the required number of RPM stockholders who are "disinterested" persons within the meaning of Section 280G of the Internal Revenue Code. The RPM Deferred Compensation Plan provides for the payment, on or before the date that is 81 months after the closing of the merger, of about $30.2 million, plus interest at 8%, to the RPM option holders. While the payment of benefits under the RPM Deferred Compensation Plan may be accelerated in certain circumstances, no more than $6.0 million in deferred compensation benefits (including interest) may be paid in any 12 consecutive month period. The circumstances under which payment of benefits under the RPM deferred compensation plan may be accelerated are:

    - Upon direction of the RPM Deferred Compensation Plan committee to accelerate payment to any or all participants;

    - If a participant's employment is terminated for any reason other than death, payment of the deferred compensation may, in the sole discretion of the RPM Deferred Compensation Plan committee, be accelerated; and

    - If a participant dies before receiving the total amount of his benefits, his beneficiary will be paid in a lump sum within 30 days after his death.

    If the RPM Deferred Compensation Plan is terminated, the deferred compensation benefits (including interest) of all participants, to the extent not previously paid, must be distributed to the participants in a lump sum. The benefits payable to the participants in the RPM Deferred Compensation Plan may be used to satisfy the RPM option holders' indemnification obligations in the merger agreement and their indemnification agreement with LaBranche.

RETENTION BONUS POOL

    At the effective time of the merger, LaBranche will succeed to RPM's liabilities and obligations under RPM's retention bonus pool. The retention bonus pool has been approved by the required number of RPM stockholders who are "disinterested" persons within the meaning of Section 280G of the Internal Revenue Code. The RPM retention bonus pool requires $9.0 million to be payable as bonus compensation on the third anniversary of the closing date of the merger to as many as 31 employees of RPM who become employees of LaBranche. The portion of this retention bonus pool payable to each of these employees will be determined by majority vote of a committee of LaBranche's board of directors consisting of Robert M. Murphy, George E. Robb, Jr. and Michael LaBranche or their respective successors. If any of these employees' employment with LaBranche or any of its subsidiaries terminates for "cause" or by reason of the employee's voluntary termination of his employment for reasons other than "good reason," as these terms are defined in the merger agreement, such employee will no longer be eligible to participate in the retention bonus pool. No payment out of the retention bonus pool may be made if LaBranche is not current in its payments of dividends on the outstanding shares of LaBranche Series A preferred stock.

REGISTRATION RIGHTS AGREEMENTS

    As a condition to the closing of the merger, LaBranche will enter into a registration rights agreement with George E. Robb, Jr., RPM's President, and Robert M. Murphy, RPM's Executive Vice President. Pursuant to the registration rights agreement, Messrs. Robb, Jr. and Murphy will have the right to request that LaBranche register all or a portion of the shares of LaBranche common stock that they hold for public resale. The registration rights agreement also provides that, if LaBranche determines to conduct a public offering of its stock, either for its own account or for the account of any of its other stockholders, LaBranche will offer Messrs. Robb, Jr. and Murphy the opportunity to include all or a portion of their shares of LaBranche common stock in that registration statement. Under the registration rights agreement, LaBranche will be required to pay all expenses of Messrs. Robb, Jr. and Murphy in any registration effected under the agreement.

    LaBranche will be entitled to suspend trading under any registration statement effected under the registration rights agreement until the registration statement is corrected if, in the reasonable judgment of LaBranche, any event has occurred that would make the information contained in that registration statement materially misleading. This suspension right, however, cannot be exercised by LaBranche for more than a total of 180 days during any twelve-month period.

STOCK OPTIONS


    Each outstanding option to purchase shares of RPM common stock will be amended to provide that such option become immediately vested and converted into an option to acquire shares of LaBranche common stock at the effective time of the merger. The option amendments have been approved by the required number of RPM stockholders who are "disinterested" persons within the meaning of
Section 280G of the Internal Revenue Code. As so amended, an option to purchase shares of RPM common stock will become exercisable for the number of shares of LaBranche common stock equal to the product of:


    - the number of shares of RPM common stock subject to the original RPM stock option; and

    - 98.778.

    The exercise price per share of LaBranche common stock underlying each amended option will be equal to the price obtained by dividing:

    - the exercise price per share of RPM common stock subject to the original RPM stock option; by

    - 98.778.

    LaBranche has agreed to file a registration statement on Form S-8 with respect to the shares underlying the assumed stock options not later than ten business days following the closing of the merger.

DISPOSITION OF REAL ESTATE MANAGEMENT OPERATIONS

    A condition to LaBranche's obligation to complete the merger is the disposition by RPM of its subsidiary, ROBB PECK McCOOEY Real Estate Management Corp., or "Remco," to George E. Robb, Jr. Mr. Robb, Jr. is the President and controlling stockholder of RPM. Remco engages in real estate management activities and, through its subsidiaries, owns real property. The real estate held through Remco and the associated real estate management activities are unrelated to the business and operations of RPM. LaBranche does not desire to assume the business conducted by Remco and is requiring that RPM dispose of Remco prior to the consummation of the merger. RPM's interest in Remco will be transferred to Mr. Robb, Jr. as consideration for Mr. Robb, Jr.'s relinquishment of his controlling interest in RPM. It is currently contemplated that this disposition and transfer to Mr. Robb, Jr. will be effected through a series of mergers of Remco and Remco's subsidiaries into a newly created limited liability company controlled by Mr. Robb, Jr. in which Mitchell Low, President of Remco, will have a limited participation interest. As of December 31, 2000, Remco and its subsidiaries had a recorded net book value of about $7.3 million.

STOCK TRANSFER RESTRICTION AGREEMENTS WITH RESPECT TO LABRANCHE SERIES A
  PREFERRED STOCK

    In connection with the merger and as a condition to LaBranche's obligations under the merger agreement, all of the RPM stockholders must enter into stockholder agreements with LaBranche pursuant to which they will agree not to sell or otherwise dispose of the shares of LaBranche Series A preferred stock they will receive in the merger without the prior written consent of LaBranche, except in certain limited circumstances. The following transfers do not require prior written consent:

    - a transfer upon death to the RPM stockholder's heirs, executors or administrators or to an inter vivos trust for the benefit of a spouse or lineal descendant;

    - a transfer to any organization to which contributions by the RPM stockholder are deductible for federal income, estate or gift tax purposes, provided that the RPM stockholder is a trustee or member of the board of directors or other governing body having the ultimate authority to vote, dispose, or direct the voting or disposition of, the shares of LaBranche Series A preferred stock;

    - a transfer to a corporation of which a majority of the outstanding shares of capital stock entitled to vote for the election of directors is beneficially owned by the RPM stockholder; or

    - a pledge or encumbrance in favor of institutional lenders or other financial institutions other than to a business enterprise that operates or engages in specialist activities or owns, manages or controls any entity that operates or engages in specialist activities.

    If any of the first three types of these transactions occur, the transferee must agree to the same transfer restrictions set forth above. If the fourth transaction above occurs, the pledgee must agree to the placement on his securities of a restrictive legend on its certificate stating that the shares represented by the certificate cannot be sold or otherwise transferred without first being offered to LaBranche.

AMENDMENT OF RPM PENSION PLAN

    Pursuant to the merger agreement, RPM has agreed to amend the RPM pension plan, and to take such actions as are reasonably necessary under Section 204(h) of ERISA or other applicable law to terminate any and all future benefit accruals under the RPM pension plan. It is expected that LaBranche will terminate the RPM pension plan after the consummation of the merger.

BASE COMPENSATION AND OTHER BENEFITS TO FORMER RPM EMPLOYEES

    LaBranche has agreed in the merger agreement to provide to the employees of RPM who become employees of LaBranche or any of its subsidiaries after the merger base compensation and employee benefits, including health and welfare benefits, life insurance and vacation, on terms and conditions that are no less favorable than the base compensation and employee benefits provided to similarly situated employees of LaBranche or such subsidiary.

          SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LABRANCHE

    The selected historical consolidated financial data of LaBranche set forth below for the years ended December 31, 1997, 1998 and 1999 have been derived from LaBranche's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this proxy statement/prospectus. The selected historical consolidated financial data set forth below for the years ended December 31, 1995 and 1996 have been derived from LaBranche's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, but are not included elsewhere in this proxy statement/prospectus. The selected historical consolidated financial data for the nine months ended September 30, 1999 and 2000 were derived from LaBranche's unaudited financial statements included in this proxy statement/ prospectus. LaBranche's management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information contained in those statements, and the adjustments made consist only of normal recurring adjustments. The selected historical consolidated financial data of LaBranche set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations of LaBranche," which are included elsewhere in this proxy statement/prospectus.

                                                                                                              NINE MONTHS
                                                                                                                 ENDED
                                                                 YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                              ------------------------------              -------------------
                                                     1995       1996       1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------   --------   --------
                                                                                                              (UNAUDITED)
                                                                       (IN THOUSANDS, EXCEPT OTHER DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net gain on principal transactions.............  $26,290    $37,113    $47,817    $ 95,048   $150,971   $109,528   $203,174
  Commissions....................................    7,736     10,180     15,186      26,576     37,222     26,662     32,367
  Other..........................................    3,147      2,643      4,637       4,787     12,844      8,945     11,995
                                                   -------    -------    -------    --------   --------   --------   --------
    Total revenues...............................  $37,173    $49,936    $67,640    $126,411   $201,037   $145,135   $247,536
                                                   =======    =======    =======    ========   ========   ========   ========
    Income before managing directors'
      compensation, limited partners' interest in
      earnings of subsidiary and provision for
      income taxes...............................   26,254     32,783     47,732      91,635    134,468    104,911    120,393
Net Income.......................................  $ 1,134    $(1,692)   $ 1,489    $  2,660   $ 29,034   $ 13,463   $ 59,629
                                                   =======    =======    =======    ========   ========   ========   ========
  Diluted earnings per share.....................                        $  0.14    $   0.11   $   0.72   $   0.35   $   1.24
                                                                         =======    ========   ========   ========   ========
OTHER DATA:
Number of our common stock listings..............      125        132        202         284        271        278        395
Total share volume on the NYSE of our specialist
  stocks (in billions)...........................      4.0        5.6       10.9        20.0       25.7       18.6       39.6
Total dollar volume on the NYSE of our specialist
  stocks (in billions)...........................    133.3      201.4      476.7       950.4    1,209.3      929.5    1,742.2
NYSE average daily trading share volume (in
  millions)......................................    346.1      412.0      526.9       673.6      809.2      781.9    1,013.9
Ratio of earnings to fixed charges(1)............    32.8x      20.0x      10.7x         9.0      10.0x       6.0x       5.0x

                                                                     AS OF DECEMBER 31,                        AS OF
                                                    ----------------------------------------------------   SEPTEMBER 30,
                                                      1995       1996       1997       1998       1999         2000
                                                    --------   --------   --------   --------   --------   -------------
                                                                                                            (UNAUDITED)
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short term investments...................  $  8,971   $ 16,479   $ 17,989   $ 25,822   $109,196     $227,173
Working capital...................................    32,855     27,694     62,562    104,250    229,119      282,730
Total assets......................................    65,177     78,918    157,754    272,201    505,125      932,213
Total long-term indebtedness(2)...................     1,150      2,919     31,423     48,073    162,330      402,283
Members' capital/stockholders' equity.............    18,270     13,735     37,658     77,093    251,972      346,238

------------------------------

(1) For purposes of this ratio, earnings represent pre-tax income from 1995 to 1998 plus limited partners' interest in earnings of subsidiary and fixed charges. Fixed charges represent interest expensed as well as amortized premiums, discounts and capitalized expenses related to indebtedness.

(2) Excludes subordinated liabilities related to contributed exchange memberships.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF RPM

    The selected historical consolidated financial data (other than Other Data) of RPM set forth below for the years ended April 24, 1998, April 30, 1999 and April 28, 2000 have been derived from RPM's consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere (other than the balance sheet data as of April 24, 1998) in this proxy statement/prospectus. The selected historical consolidated financial data set forth below for the years ended April 26, 1996 and April 25, 1997 and the balance sheet data as of April 24, 1998 have been derived from RPM's consolidated financial statements, audited by PricewaterhouseCoopers LLP, independent accountants, but are not included elsewhere in this proxy statement/prospectus. The selected historical consolidated financial data for the six months ended October 29, 1999 and October 27, 2000 were derived from the unaudited financial statements included in this proxy statement/prospectus. RPM's management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information contained in those statements, and the adjustments made consist only of normal recurring adjustments. The selected historical consolidated financial data of RPM set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations of RPM," which are included elsewhere in this proxy statement/prospectus. RPM's fiscal year ends on the last Friday of each April, and RPM's first, second and third fiscal quarters end on the last Friday of each July, October and January, respectively.

                                                                                         SIX MONTHS ENDED
                                                  YEAR ENDED APRIL,                          OCTOBER,
                                 ----------------------------------------------------   -------------------
                                   1996       1997       1998       1999       2000       1999       2000
                                 --------   --------   --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT OTHER DATA)
INCOME STATEMENT DATA:
Revenues:
  Trading and investment gains,
    net........................  $ 31,394   $ 38,020   $ 75,155   $ 76,344   $ 44,124   $ 26,431   $ 37,834
  Floor brokerage..............    16,332     18,126     22,662     25,067     24,786     11,958      8,956
  Clearance fees and
    commissions................    16,173     17,433     17,281     15,456     18,873      7,948      9,569
  Other........................     5,522      5,730      8,614      8,928     13,952      6,026      8,178
                                 --------   --------   --------   --------   --------   --------   --------
      Total revenues...........  $ 69,421   $ 79,309   $123,712   $125,795   $101,735   $ 52,363   $ 64,537
                                 ========   ========   ========   ========   ========   ========   ========
      Income before provision
        for income taxes.......  $ 16,273   $ 18,589   $ 46,697   $ 37,859   $ 27,753   $ 15,191   $ 15,603
Net income.....................     8,591      9,877     24,983     20,259     14,726      7,971      8,230
                                 ========   ========   ========   ========   ========   ========   ========

BALANCE SHEET DATA:
Total assets...................  $153,464   $150,634   $249,517   $283,236   $293,785   $321,983   $315,444
Long-term borrowings...........    11,563     10,455      5,750     27,634     37,534     25,006     34,538
Redeemable preferred stock.....     2,844      2,844      2,844      2,664      2,664      2,664      2,664

OTHER DATA:
Number of RPM's common stock
  listings.....................        73         84        100        117        125        121        128

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF LABRANCHE

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF LABRANCHE'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH THE FINANCIAL STATEMENTS AND THE NOTES TO SUCH STATEMENTS INCLUDED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON LABRANCHE'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT LABRANCHE AND LABRANCHE'S INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. LABRANCHE'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. LABRANCHE UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

OVERVIEW

    Organized in 1999 in connection with the reorganization of LaBranche & Co. from partnership to corporate form and the related initial public offering of our common stock, we are the sole member of LaBranche & Co. LLC and the sole stockholder of Henderson Brothers, Inc. Our subsidiary LaBranche & Co. LLC, is one of the oldest and largest specialist firms on the New York Stock
Exchange, Inc. Our Henderson Brothers subsidiary acts as a clearing broker for customers of several introducing brokers and provides direct access floor brokerage services to institutional customers. Our business has grown considerably during the past five years. We have accomplished this growth both internally and through selective acquisitions. Our revenues increased from $37.2 million in 1995 to $344.8 million in 2000, representing a compound annual growth rate of 56.1%. During the same period, we increased the number of our common stock listings from 125 to 386.

REVENUES

    Our revenues consist primarily of net gains earned from principal transactions in securities for which we act as specialist, and commissions revenue earned from specialist activities. Net gain on principal transactions represents trading gains net of trading losses and transaction fees, and is earned by us when we act as principal buying and selling our specialist stocks. These revenues are primarily affected by changes in share volume and fluctuations in the prices of our specialist stocks. Share volume for our specialist stocks has historically been driven by general trends in NYSE trading volume, as well as factors particularly affecting our listed companies, including increased merger and acquisition activity, stock splits, greater frequency of company news releases (i.e., earnings guidance and reports), heightened research analyst coverage and investor sentiment. Commissions revenue consists of commissions we earn when acting as agent to match buyers and sellers for limit orders executed by us on behalf of brokers after a specified period of time; we do not earn commissions when we match market orders. Commission revenue is primarily affected by share volume of the trades executed by us as agent. Other revenue consists of proprietary trading revenue, income from an investment in a hedge fund and interest income earned on short-term investments. For the nine months ended September 30, 2000, net gain on principal transactions represented 82.1% of our total revenues, commission revenue represented 13.1% of our total revenues, and other revenues represented 4.8% of our total revenues.

EXPENSES

    Our largest operating expense is compensation and benefits. Employee compensation and benefits primarily consist of salaries and wages and profitability-based compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees based on our profitability and the employee's overall performance.

ACQUISITIONS COMPLETED DURING 2000

    On March 2, 2000, we completed the acquisition of all of the outstanding stock of Henderson Brothers, Inc. for about $228.4 million in cash. In addition, on March 9, 2000, we acquired Webco Securities, Inc. through a merger for
2.8 million shares of our common stock, $11.0 million in cash and senior promissory notes in the aggregate principal amount of $3.0 million, each bearing an interest rate of 10% per annum. These acquisitions were accounted for under the purchase method of accounting and the excess of cost over estimated fair value of the net assets acquired of $204.9 million for Henderson Brothers and $28.8 million for Webco was allocated to intangible assets. The results of specialist operations of each of these acquired companies are included in our consolidated financial statements beginning on the date of completion of its acquisition.

PENDING ACQUISITION

    We have entered into a merger agreement to acquire RPM for an aggregate of approximately 6.9 million shares of our common stock and shares of nonconvertible preferred stock having an aggregate face value of approximately $100.0 million and an estimated fair value of approximately $89.1 million. In addition, all obligations under RPM's outstanding option agreements with employees will be assumed, whereby each option to purchase RPM common stock will be replaced with an immediately exercisable option to purchase 98.778 shares of our common stock. The purchase price is estimated to approximate
$439.3 million, the majority of which will be allocated to intangible assets.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 1999

    REVENUES

    Total revenues increased 70.6% to $247.5 million for the nine months ended September 30, 2000, from $145.1 million for the same period in 1999, principally due to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 85.6% to $203.2 million for the nine months ended September 30, 2000, from $109.5 million for the same period in 1999. This increase was primarily due to the Henderson Brothers and Webco acquisitions in March 2000, as a result of which we became the specialist for 147 additional common stock listings, as well as increased share volume in principal trading in our specialist stocks traded on the NYSE. Our share volume as principal increased 103.1% to 13.2 billion shares for the nine months ended September 30, 2000, from 6.5 billion shares for the same period in 1999.

    Commission revenue increased 21.3% to $32.4 million for the nine months ended September 30, 2000, from $26.7 million for the same period in 1999. This increase was primarily due to the increase in the number of our common stock listings as a result of the Henderson Brothers and Webco acquisitions and to increased share volume in our specialist stocks traded on the NYSE in which we acted as agent. The share volume executed by us as agent in our specialist stocks increased 41.4% to 4.1 billion shares for the nine months ended September 30, 2000, from 2.9 billion shares for the same period in 1999.

    Other revenue increased 34.8% to $12.0 million for the nine months ended September 30, 2000, from $8.9 million for the same period in 1999. This increase was primarily due to an increase in our interest income and the additional income generated by Henderson Brothers, which was also offset by a decrease in our proprietary trading revenues and other investments.

    EXPENSES

    Total expenses before managing directors' compensation and limited partners' interest in earnings of subsidiary and provision for income taxes increased 216.2% to $127.1 million for the nine months ended September 30, 2000 from $40.2 million for the same period in 1999.

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    Employee compensation and related benefits increased 238.9% to
$64.4 million for the nine months ended September 30, 2000, from $19.0 million for the same period in 1999. This increase was primarily due to the inclusion of managing directors' salary, incentive-based compensation and related benefits in employee compensation subsequent to our reorganization, and due to the Henderson Brothers and Webco acquisitions that resulted in our employment of 97 additional individuals as of the respective acquisition dates. As a percentage of total revenues, employee compensation increased to 26.0% of total revenues for the nine months ended September 30, 2000, from 13.1% of total revenues for the same period in 1999.

    Interest expense increased 564.4% to $29.9 million for the nine months ended September 30, 2000, from $4.5 million for the same period in 1999. This increase was primarily due to the issuance, in connection with the Henderson Brothers and Webco acquisitions, of $250.0 million of indebtedness that began accruing interest on March 2, 2000. In addition, the increase was due to the issuance of $116.4 million of indebtedness, in connection with our reorganization, that began accruing interest from August 24, 1999. As a percentage of total revenues, interest increased to 12.1% of total revenues for the nine months ended September 30, 2000, from 3.1% of total revenues for the same period in 1999.

    Depreciation and amortization of intangibles expense increased 327.6% to $12.4 million for the nine months ended September 30, 2000, from $2.9 million for the same period in 1999.

    Amortization of intangibles increased as a result of the $233.7 million of intangible assets recorded as a result of our acquisition of Henderson Brothers and Webco. In addition, the increase was due to the $127.4 of intangible assets recorded as a result of our acquisition of all the limited partner interests in LaBranche & Co. in connection with our reorganization transactions. As a percentage of total revenues, depreciation and amortization of intangibles increased to 5.0% of total revenues for the nine months ended September 30, 2000, from 2.0% of total revenues for the same period in 1999.

    Lease of exchange memberships expense increased 28.6% to $8.1 million for the nine months ended September 30, 2000, from $6.3 million for the same period in 1999. This increase was due to the increase in the number of leased memberships from 44 to 48, and was also due to an increase in the average annual leasing cost of a membership from about $192,000 to $276,000.

    Exchange, clearing and brokerage fees consist primarily of fees paid by us as a specialist to the NYSE and to clearing houses. Fees paid by us to the NYSE primarily include fees based on the volume of transactions executed as principal and as agent, as well as a flat annual fee. Exchange, clearing and brokerage fees expense increased 24.1% to $3.6 million for the nine months ended
September 30, 2000, from $2.9 million during the same period in 1999. This increase was primarily due to the increased trading volumes as a result of the Henderson Brothers and Webco acquisitions.

    Other expenses increased 87.0% to $8.6 million for the nine months ended September 30, 2000, from $4.6 million for the same period in 1999. This increase was primarily the result of increased legal and filing fees associated with various filings and acquisitions, additional fees incurred in connection with the increase and extension of our line-of-credit with a U.S. commercial bank, increased charitable contributions, as well as an increase in advertising and promotional costs.

INCOME BEFORE MANAGING DIRECTORS' COMPENSATION, LIMITED PARTNERS' EARNINGS IN
  INTEREST OF SUBSIDIARY AND PROVISION FOR INCOME TAXES

    Income before managing directors' compensation and limited partners' interest in earnings of subsidiary and before provision for income taxes increased 14.8% to $120.4 million for the nine months ended September 30, 2000, from $104.9 million for the same period in 1999. This increase was primarily due to the additional revenues generated by the Henderson Brothers and Webco acquisitions which was offset by the inclusion of managing directors' salary and incentive based compensation in

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employee compensation and related benefits and the additional interest and amortization of intangibles expense as a result of the reorganization and acquisitions.

INCOME TAXES

    Provision for income taxes increased 514.1% to $60.8 million for the nine months ended September 30, 2000, from $9.9 million for the same period in 1999, as a result of the federal, state and local income taxes to which we are subject as a result of our reorganization from partnership to corporate form, a significant increase in nondeductible amortization of intangibles and our increased profitability.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

    Total revenues increased 59.0% to $201.0 million for 1999, from $126.4 million for 1998, principally due to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 58.9% to $151.0 million for 1999, from $95.0 million for 1998. This increase was primarily due to an increase in share volume for our specialist stocks traded on the NYSE. This increase, in turn, was primarily due to the Fowler, Rosenau acquisition on July 1, 1998 under which we became the specialist for 76 additional common stock listings, and to increased share volume as principal in our existing specialist stocks traded on the NYSE. Our share volume as principal increased 62.7% to 9.6 billion shares for 1999, from 5.9 billion shares for 1998.

    Commission revenue increased 39.8% to $37.2 million for 1999 from $26.6 million for 1998. This increase was due to an increase in share volume in which we acted as agent. This increase, in turn, was primarily due to the increase in the number of our common stock listings as a result of the Fowler, Rosenau acquisition on July 1, 1998 and to increased share volume in our existing specialist stocks traded on the NYSE. The share volume executed by us as agent in our specialist stocks increased 41.4% to 4.1 billion shares for 1999, from 2.9 billion shares for 1998.

    Other revenue increased 166.7% to $12.8 million for 1999, from $4.8 million for 1998. This increase was primarily due to net gains in proprietary trading of non-specialist securities and realized gains from a limited partnership investment in a hedge fund.

EXPENSES

    Total expenses before managing directors' compensation and limited partners' interest in earnings of subsidiary and provision for income taxes increased 91.4% to $66.6 million for 1999, from $34.8 million for 1998.

    Employee compensation and related benefits increased 146.8% to $34.3 million for 1999, from $13.9 million for 1998. This increase was due to the Fowler, Rosenau acquisition on July 1, 1998, which resulted in our employment of 36 additional individuals, and to the inclusion of managing director salary, incentive-based bonus and related benefits in employee compensation from the date of our reorganization in August 1999. As a percentage of total revenues, employee compensation increased to 17.1% of total revenues for 1999, from 11.0% of total revenues for 1998.

    Lease of exchange memberships expense increased 27.3% to $8.4 million for 1999, from $6.6 million for 1998. This increase was due to the increase in the number of leased memberships from 44 to 48, primarily as a result of the hiring of additional specialists and to an increase in the average annual leasing cost of the memberships from about $180,000 to $192,000 per membership. As a percentage of total revenues, lease of exchange membership expense decreased to 4.2% for 1999, from 5.2% for 1998.

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    Interest expense increased 130.6% to $8.3 million for 1999, from
$3.6 million for 1998. This increase was primarily due to the issuance of $116.4 million of indebtedness that began accruing interest from August 24, 1999.

    Amortization of intangibles increased 84.0% to $4.6 million for 1999, from $2.5 million for 1998. Amortization of intangibles increased as a result of the Fowler, Rosenau acquisition, as well as the $127.4 million of intangible assets recorded as a result of our acquisition of all of the limited partnership interests in LaBranche & Co. in connection with our reorganization transactions.

    Exchange, clearing and brokerage fees consist primarily of fees paid by us as a specialist to the NYSE and to clearing houses. Fees paid by us to the NYSE include primarily fees based on the volume of transactions executed as principal and as agent, as well as a flat annual fee. Exchange, clearing and brokerage fees expense increased 27.6% to $3.7 million for 1999, from $2.9 million for 1998. This increase was primarily attributable to an increase in share volume.

    Legal and professional fees increased 74.7% to $1.6 million for 1999, from $916,000 for 1998. This increase was primarily the result of increased legal and accounting fees due to our reorganization transactions.

    Occupancy expense increased 27.3% to $1.4 million for 1999, from $1.1 million for 1998. This increase was primarily the result of the leasing of additional office space.

    Communications expense increased 20.0% to $1.2 million for 1999, from $1.0 million for 1998. This increase was primarily the result of additional telephone, data retrieval and informational services utilized due to the growth of our business.

    Other expenses increased 30.4% to $3.0 million for 1999, from $2.3 million for 1998. The increase was primarily due to an increase in advertising and promotional expenses.

    Income before managing directors' compensation and limited partners' interest in earnings of subsidiary and provision for income taxes increased 46.8% to $134.5 million for 1999, from $91.6 million for 1998.

    Managing directors' compensation decreased 4.4% to $56.2 million for 1999, from $58.8 million for 1998 as a result of the inclusion of managing director salary, incentive-based bonus and related benefits in employee compensation from the date of our reorganization transactions.

    Limited partners' interest in earnings of subsidiary decreased 3.8% to $25.3 million for 1999, from $26.3 million for 1998 as a result of our reorganization, at which time we acquired all of the limited partnership interests in LaBranche & Co.

    Provision for income taxes increased 512.8% to $23.9 million for 1999, from $3.9 million for 1998 as a result of an increase in our profitability and the federal, state and local income taxes to which we are subject as a result of our reorganization from partnership to corporate form.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

    Total revenues increased 87.0% to $126.4 million for 1998 from $67.6 million for 1997, due primarily to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 98.8% to $95.0 million for 1998, from $47.8 million for 1997. This increase was primarily due to an increase in share volume. This increase in share volume, in turn, was primarily due to increased share volume as principal in our existing specialist stocks traded on the NYSE, and was also due to the increase in the number of our common stock listing due to the Fowler, Rosenau acquisition. Our share volume as principal increased 136.0% to 5.9 billion shares for 1998, from 2.5 billion shares for 1997.

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    Commission revenue increased 75.0% to $26.6 million for 1998 from
$15.2 million for 1997. This increase was due to an increase in share volume in which we acted as agent. This increase, in turn, was primarily due to increased share volume in our existing specialist stocks traded on the NYSE, and was also due to the increase in the number of our common stock listings due to the Fowler, Rosenau acquisition. The share volume executed by us as agent in our specialist stocks increased 70.6% to 2.9 billion shares for 1998, from
1.7 billion shares for 1997.

    Other revenue increased 4.2% to $4.8 million for the twelve months ended December 31, 1998, from $4.6 million for the same period in 1997. This increase was primarily due to net gains in proprietary trading of non-specialist securities.

EXPENSES

    Total expenses before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 74.9% to $34.8 million for 1998, from $19.9 million for 1997.

    Employee compensation and related expenses increased 71.6% to $13.9 million for 1998, from $8.1 million for 1997. Our number of employees increased to 152 as of December 31, 1998, from 95 as of December 31, 1997, primarily due to the Fowler, Rosenau acquisition. As a percentage of total revenues, employee compensation decreased to 11.0% of total revenues for 1998, from 12.0% of total revenues for 1997. Severence expense was $0 in 1998 and $300,000 in 1997. We incurred severence expense during 1997 as a result of a subsequent change in the retirement package of one of our senior managing directors who retired in 1996.

    Lease of exchange membership expense increased 78.4% to $6.6 million for 1998, from $3.7 million for 1997. This increase was due to the increase in the number of leased memberships from 32 to 44, resulting from the Fowler, Rosenau acquisition, and due to an increase in the average annual leasing cost of the memberships from about $150,000 to $180,000 per membership. As a percentage of total revenues, lease of exchange memberships expense decreased to 5.2% for 1998, from 5.5% for 1997.

    Interest expense increased 125.0% to $3.6 million for 1998, from $1.6 million for 1997. This increase was primarily due to an increase in outstanding subordinated indebtedness to $48.1 million at December 31, 1998 from $31.4 million at December 31, 1997.

    Exchange, clearing and brokerage fees expense increased 45.0% to $2.9 million for 1998, from $2.0 million for 1997. This increase was primarily attributable to an increase in share volume.

    Amortization of intangibles increased 239.2% to $2.5 million for 1998, from $737,000 for 1997. Amortization of intangibles increased due to the Fowler, Rosenau acquisition. In addition, amortization of intangibles arising from the Ernst and Stern acquisitions was incurred for the full year of 1998 and was only incurred during the second half of 1997.

    Occupancy expense increased 136.6% to $1.1 million for 1998, from $465,000 for 1997. This increase was primarily the result of the leasing of additional office space.

    Communications expense increased 36.0% to $964,000 for 1998, from $709,000 for 1997. This increase was the result of additional telephone, data retrieval and informational services utilized due to the growth of our business.

    Legal and professional fees increased 47.7% to $916,000 for 1998, from $620,000 for 1997. This increase was primarily the result of increased legal and accounting fees due to the Fowler, Rosenau acquisition and consulting services we obtained to comply with data processing testing required by the NYSE in anticipation of the acquisition.

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
    Other expenses increased 43.8% to $2.3 million for 1998, from $1.6 million for 1997. This was the result of payments made to Fowler, Rosenau in 1998 under a profit sharing arrangement for trading in a specialist stock. This contractual arrangement was terminated when we acquired Fowler, Rosenau in July 1998.

    Income before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 92.0% to $91.6 million for 1998, from $47.7 million for 1997.

    Managing directors' compensation increased 96.0% to $58.8 million for 1998, from $30.0 million for 1997 as a result of the increased profitability of the firm.

    Unincorporated business tax expense increased 105.3% to $3.9 million in 1998, from $1.9 million for 1997 as a result of the increased profitability of the firm.

LIQUIDITY

    Prior to our initial public offering of common stock and the concurrent offering of our 9 1/2% senior notes, we had financed our business primarily through members' capital and the issuance of subordinated indebtedness. As of September 30, 2000, we had $932.2 million in assets, of which $224.6 million consisted of cash and short-term investments which primarily consist of commercial paper maturing within thirty days and overnight repurchase agreements. As of December 31, 1999, we had $505.1 million in assets, $109.2 million of which consisted of cash and short-term investments, which primarily consist of commercial paper maturing within seven days. As of December 31, 1998, we had $272.2 million in assets, $25.8 million of which consisted of cash and short-term investments.

    In February 2000, we increased and extended our line-of-credit with a U.S. commercial bank to $200.0 million from $100.0 million and extended it again in January 2001 until February 1, 2002. Amounts outstanding under the U.S. commercial bank credit facility are secured by our inventory of specialist stocks and bear interest at the U.S. commercial bank's broker loan rate. To date, we have not utilized this facility.

    As of each of September 30, 2000 and December 31, 1999, the subordinated debt of LaBranche & Co. LLC totaled $46.5 million (excluding subordinated liabilities related to contributed exchange memberships). Of this amount, $35.0 million represented senior subordinated debt privately placed pursuant to several note purchase agreements. Of this $35.0 million, $20.0 million matures on September 15, 2002 and bears interest at an annual rate of 8.17%, payable on a quarterly basis, and $15.0 million matures on June 3, 2008 and bears interest at an annual rate of 7.69%, payable on a quarterly basis. These notes are senior to all other subordinated notes of LaBranche & Co. LLC. Subordinated debt totaling $11.5 million represents junior subordinated debt of LaBranche & Co. LLC placed with former limited partners, their family members and our employees of which approximately $4.6 million was repaid as of December 31, 2000. This debt has maturities ranging from the second half of 2000 through the first half of 2002, and bears interest at an annual rate between 8.0% and 10.0%, payable on a quarterly basis. The agreements relating to the junior subordinated debt generally have automatic rollover provisions, which extend the maturities for an additional year, unless the lender provides notice at least seven months prior to maturity.

    Concurrently with the initial public offering of our common stock and the offering of our 9 1/2% senior notes and as part of the reorganization of our firm from partnership to corporate form, we acquired all the limited partnership interests in LaBranche & Co. and the entire membership interest in LaB Investing Co. L.L.C. for shares of our common stock, cash in the aggregate amount of $149.2 million and subordinated debt. As of June 30, 2000, LaB Investing Co. L.L.C. was merged with and into LaBranche & Co. and on the same date, LaBranche & Co. converted into a limited liability company.

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
    On August 24, 1999 we issued $100.0 million aggregate principal amount of senior notes. The senior notes bear interest at a rate of 9 1/2% annually and mature in August 2004. The indenture covering these senior notes includes certain covenants that, among other things, limit our ability to borrow money, pay dividends on our stock or purchase our stock, make investments, engage in transactions with stockholders and affiliates, create liens on our assets, and sell assets or engage in mergers and consolidations.

    At about the same time as our 9 1/2% senior note offering and the initial public offering of our common stock, we issued a $16.0 million senior note as partial payment for the acquisition of a certain limited partnership interest in LaBranche & Co. The note is payable in three installments with $6.0 million of the aggregate principal amount already having been paid on the first anniversary of issuance. The remaining principal amount is payable in $5.0 million installments on each of the second and third anniversaries of issuance and bears interest at the annual rate of 9 1/2%. LaBranche & Co. also entered into a $350,000 cash subordinated loan agreement, bearing interest at an annual rate of 8.0%, in connection with the acquisition of a certain limited partner interest.

    On March 2, 2000, we issued $250.0 million aggregate principal amount of senior subordinated notes. These senior subordinated notes bear interest at a rate of 12% annually and mature in March 2007. The indenture covering these senior subordinated notes includes certain covenants that, among other things, limit our ability to borrow money, pay dividends on our stock or purchase our stock which would take our net capital below a certain amount, make investments, engage in transactions with stockholders and affiliates, create liens on our assets, and sell assets or engage in mergers and consolidations.

    The senior subordinated notes also require us, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the senior subordinated notes a principal amount equal to our "excess cash flow" at a price equal to 103% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered his pro rata share based on his ownership percentage of the outstanding senior subordinated notes. "Excess cash flow" is defined for this purpose as 40% of the amount by which our consolidated EBITDA exceeds the sum of our interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash amounts related to acquisitions of NYSE specialists or any cash payments related to our payment at maturity of the principal amount of our existing or certain other indebtedness.

    In connection with the Webco acquisition, we issued $3.0 million in aggregate principal amount of unsecured senior promissory notes to former stockholders of Webco. The senior promissory notes bear interest at an annual rate of 10%. Of the aggregate principal amount, $500,000 has already been repaid. The remaining $2.5 million will be due September 9, 2001, and is subject to set-off for any amounts for which the former stockholders of Webco may be obligated to indemnify us for any breaches of their or Webco's representations, warranties and covenants under the Webco acquisition agreement.

    As a broker-dealer, LaBranche & Co. LLC is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. NYSE Rule 326(c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of

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30% or more of their excess net capital (net capital less minimum requirement).
The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

    At September 30, 2000, LaBranche & Co. LLC had net capital of
$313.4 million, which was $310.9 million in excess of its required net capital of $2.5 million. At December 31, 1999, LaBranche & Co. LLC had net capital of $161.4 million, which was $159.9 million in excess of its required net capital of $1.5 million.

    The NYSE generally requires members registered as specialists to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. Effective October 31, 2000, the NYSE changed Rule 104, its minimum net liquid asset requirements. Specialist units that exceed five percent in any of the NYSE's four concentration measures now are required to maintain minimum net liquid assets based upon the securities for which they act as the specialist. The net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stock included in the previous classifications, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist entities to maintain net liquid assets equivalent to the greater of either: (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. "Net liquid assets" for a specialist who also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1. Currently, LaBranche & Co. LLC's net liquid asset requirement is $284.3 million. As of September 30, 2000, LaBranche & Co. LLC's actual net liquid assets were
$326.0 million compared to a requirement of $284.3 million. As of December 31, 1999, LaBranche & Co. LLC's NYSE minimum required net liquid assets was $93.6 million compared to actual net liquid assets of $175.9 million.

    Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

    During the nine months ended September 30, 2000, we contributed additional capital to LaBranche & Co. LLC in a net aggregate amount of about
$270.2 million. Of this amount, $266.0 million represented net assets of Henderson Brothers and Webco, which we contributed to LaBranche & Co. LLC immediately upon our acquisitions of those firms. During the fourth quarter of 1999, we contributed additional capital to LaBranche & Co. LLC in a net aggregate amount of 30.1 million.

    We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2001.

    As a clearing broker, our Henderson Brothers subsidiary is required to maintain minimum net capital of $250,000 pursuant to SEC Rule 15c3-1. As of September 30, 2000, Henderson Brothers had net capital of $10.7 million, which was $10.5 million in excess of its required minimum net capital.

MARKET RISK

    A majority of our specialist related revenues are derived from trading by us as principal. We also operate a proprietary trading desk separately from our NYSE specialist operations, which generated 0.5% of our total revenues in the nine months ended September 30, 2000 and 3.8% of our total revenues in the same period in 1999 and which generated 3.3% of our total revenues for the year

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ended December 31, 1999. We may incur trading losses as a result of these trading activities. These activities involve primarily the purchase, sale or short sale of securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets. In any period, we may incur trading losses in our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits.

    We have developed a risk management process, which is intended to balance our ability to profit from our specialist activities with our exposure to potential losses. In addition, we have trading limits relating to our proprietary trading desk. For a full description of our risk management procedures and the limits placed on our proprietary trading desk, please see "Description of LaBranche's Business--Risk Management" and "--Our Proprietary Trading."

    Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

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
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS OF RPM

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF RPM'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH THE FINANCIAL STATEMENTS AND THE NOTES TO SUCH STATEMENTS INCLUDED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON RPM'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT RPM AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. RPM'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. RPM UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

    OVERVIEW

    During 2000, RPM was the sixth largest specialist firm on the New York Stock Exchange based on its share of NYSE common stock trading volume, and total number of common stock listings. RPM began its specialist operations in 1925, and as of December 31, 2000 acted as specialist for 203 NYSE listed stocks, including 129 NYSE listed common stocks. These listed stocks included 15 of the 250 most actively traded common stocks, 21 of the stocks comprising the S&P 500 and three of the 30 Dow Jones Industrial Average stocks. Selected stocks handled by RPM as specialist include Bristol-Myers Squibb Company, Cigna Corporation, CSX Corporation, Delta Air Lines, E.I. duPont de Nemours, Eastman Kodak Company, H.J. Heinz Company, Philip Morris Companies, Inc., United Parcel Service, Wells Fargo & Company and Whirlpool Corporation. RPM's strong portfolio of U.S. companies is enhanced by a diverse portfolio of foreign companies including Telecom Brasileiras S.A. (Telebras) of Brazil, Nippon Telegraph & Telephone Corporation of Japan, ScottishPower, Jefferson Smurfit Group PLC of Ireland, Tele Danmark A/S, Compania De Telecomunicaciones De Chile S.A. (Chilean Telephone), Telecom Argentina Stet-France Telecom S.A., Grupo Televisa, S.A. and Cemex, S.A. de C.V. of Mexico.

    RPM owns a 25% interest in Freedom Specialist Inc.--R. Adrian & Co., LLC--ROBB PECK McCOOEY Specialist Corporation Joint Account, an entity that served as specialist for 34 NYSE listed stocks as of December 31, 2000, including 28 NYSE common stock listings. These listed stocks included two of the 250 most actively traded common stocks and four S&P 500 stocks. Freedom Specialist Inc. also owns 25% of the joint account and R. Adrian & Co., LLC owns 50% of the joint account. RPM acts as manager of this joint account.

    RPM also has provided clearing, execution and other services to a variety of customers including NYSE specialist firms, broker-dealers, financial institutions, traders and professional investors for the past 25 years. These services are provided utilizing RPM'S in-house data processing system, which enables tailor-made reports to be provided to RPM's clients. RPM clears for its specialist operations, and these clearing activities for the specialist operations accounted for about 5.6% of RPM's clearing revenues for its fiscal year ended April 28, 2000 and about 5.3% of RPM's clearing revenues for the six months ended October 27, 2000.

    RPM is a holding company that owns all the capital stock of ROBB PECK McCOOEY Specialist Corporation, ROBB PECK McCOOEY Clearing Corporation, RPM Asset Management Corp. and ROBB PECK McCOOEY Real Estate Management Corporation and Subsidiaries.

    RPM's business has grown considerably during the past five years. RPM's revenues increased from $69.4 million for the fiscal year ended April 26, 1996 to $101.7 million for the fiscal year ended April 28, 2000, representing a compound annual growth rate of 10%.

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
    REVENUES

    RPM's revenues consist primarily of net trading gains earned from principal transactions in securities for which RPM acts as specialist, floor brokerage revenue earned from specialist activities, and commissions and clearance fees earned on customer transactions. Trading and investment gains, net represents gains net of losses and transaction fees, and are earned by RPM when it acts as principal buying and selling specialist and other stocks. These revenues are primarily affected by changes in share volume and fluctuations in price of its specialist stocks. Share volume for its specialist stocks has historically been driven by general trends in NYSE trading volume, as well as factors particularly affecting its listed companies, including increased merger and acquisition activity, stock splits, greater frequency of company news releases (earnings guidance and reports), heightened research analyst coverage and investor sentiment. Floor brokerage revenue consists primarily of commissions RPM earns when acting as agent to match buyers and sellers for limit orders executed by RPM on behalf of brokers after a specified period of time. RPM does not earn commissions when it matches market orders. Floor brokerage revenue is primarily affected by share volume of the trades executed by RPM as agent. Commissions and clearance fee revenues consist of fees RPM earns on executing and clearing customer transactions. Commissions and clearance fee revenue is primarily affected by the volume of transactions executed and/or cleared by RPM as agent. For its fiscal year ended April 28, 2000, trading and investment gains, net represented 43.4% of RPM's total revenues, floor brokerage revenue represented 24.4% of RPM's total revenues and clearance fees and commissions revenue represented 18.6% of RPM's total revenues.

    EXPENSES

    RPM's largest operating expense is compensation and benefits. Employee compensation and benefits primarily consist of salaries, commissions, bonuses and stock option compensation. Bonuses and commissions are based primarily on profitability and the employee's overall performance. Stock option compensation is the increased value of stock options granted to certain directors and officers of RPM as measured by the increase in RPM's book value from the date of grant.

SIX MONTHS ENDED OCTOBER 27, 2000 COMPARED TO SIX MONTHS ENDED OCTOBER 29, 1999

    REVENUES

    Total revenues increased 23.3% to $64.5 million for the six months ended October 27, 2000, from $52.4 million for the comparable period in 1999, principally due to the increase in revenue from net trading and investment gains on principal transactions. Trading and investment gains, net increased 43.1% to $37.8 million for the six months ended October 27, 2000, from $26.4 million for the comparable period in 1999. This increase was primarily due to increased share volume in principal trading in RPM's specialist stocks traded on the NYSE.

    Floor brokerage revenue decreased 25.1% to $9.0 million for the six months ended October 27, 2000, from $12.0 million for the comparable period in 1999. This decrease was primarily due to a new initiative implemented by the NYSE on December 28, 1999 which increased from two minutes to five minutes the window for providing commission-free transactions on orders. Therefore, any order RPM executes as agent within five minutes of placement of the order does not generate any floor brokerage revenue for us.

    Clearance fees and commission revenue increased by 20.4% to $9.6 million for the six months ended October 27, 2000, from $7.9 million for the comparable period of 1999. This increase is primarily due to an increase in direct access customer activity.

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
    Interest revenue increased 68.6% to $7.2 million for the six months ended October 27, 2000 from $4.3 million for the comparable period in 1999. The increase was primarily due to interest received related to the increase in stock borrow and treasury bill balances.

    Other revenue increased 86.1% to $642,900 for the six months ended
October 27, 2000, from $345,300 for the comparable period in 1999. This increase was primarily due to increased profitability in RPM's interest in the Freedom Specialist Inc.--R. Adrian & Co., LLC--ROBB PECK McCOOEY Specialist Corporation Joint Account income.

    EXPENSES

    Total expenses before provision for income taxes increased 31.6% to $48.9 million for the six months ended October 27, 2000 from $37.2 million for the comparable period in 1999. This increase was primarily due to a decrease in compensation and benefits expense.

    Compensation and benefits increased 37.2% to $31.1 million for the six months ended October 27, 2000, from $22.6 million for the comparable period in 1999. As a percentage of total revenues, employee compensation increased to 48.1% of total revenues for the six months ended October 27, 2000, from 43.2% of total revenues for the comparable period in 1999.

    Floor brokerage and clearance fees increased 71.8% to $3.4 million for the six months ended October 27, 2000, from $2.0 million for the same period in 1999. This increase was primarily due to an increase in direct access customer activity.

    Interest expense increased 51.5% to $4.3 million for the six months ended October 27, 2000, from $2.9 million for the comparable period in 1999. This increase was primarily due to an increase in interest paid related to the increase of borrowings and interest paid to customers on their free credit balances.

    Leased exchange seats expense increased 19.1% to $2.1 million for the six months ended October 27, 2000, from $1.8 million for the comparable period in 1999. This increase was due to an increase in the average annual leasing cost of a membership from approximately $197,000 to $251,000.

    INCOME BEFORE PROVISION FOR INCOME TAXES

    Income before provision for income taxes increased 2.7% to $15.6 million for the six months ended October 27, 2000, from $15.2 million for the comparable period in 1999.

    INCOME TAXES

    Provision for income taxes increased 2.1% to $7.4 million for the six months ended October 27, 2000, from $7.2 million for the comparable period in 1999, as a result of increased profitability of the firm.

FISCAL YEAR ENDED APRIL 28, 2000 COMPARED TO FISCAL YEAR ENDED APRIL 30, 1999

    REVENUES

    Total revenues decreased 19.1% to $101.7 million for fiscal 2000, from $125.8 million for 1999, principally due to the decrease in revenue from trading and investment gains, net, on principal transactions. Trading and investment gains, net decreased 42.2% to $44.1 million for fiscal 2000, from $76.3 million for fiscal 1999. This decrease was due to a substantial loss incurred due to specialist trading on a new issue in November 1999.

    Clearance fees and commission revenue increased by 22.1% to $18.9 million for fiscal 2000 from $15.5 million for fiscal 1999. This increase is primarily due to an increase in direct access, professional trader and retail customer activity.

    Interest revenues increased by 39.1% to $9.8 million for fiscal 2000 from $7.1 million for fiscal 1999. This increase was primarily due to an increase of stock borrow balances and customer margin debit balances.

    Underwriting income increased 100.0% to $1.6 million for fiscal 2000. This income was for fees earned on private placements.

    EXPENSES

    Total expenses before provision for income taxes decreased 15.9% to $74.0 million for fiscal 2000, from $87.9 million for fiscal 1999. This decrease was primarily due to a decrease in compensation and benefits expense.

    Compensation and benefits expense decreased 27.4% to $41.7 million for fiscal 2000, from $57.4 million for fiscal 1999. This decrease was primarily due to lower compensation paid as a result of reduced trading revenues. As a percentage of total revenues, employee compensation decreased to 41.0% of total revenues for fiscal 2000, from 45.7% of total revenues for fiscal 1999.

    Floor brokerage and clearance fees increased 44.5% to $5.3 million for fiscal 2000, from $3.7 million for fiscal 1999. This increase was primarily due to an increase in direct access customer activity.

    Interest expense increased 9.8% to $6.1 million for fiscal 2000, from $5.6 million for fiscal 1999. This increase was primarily due to an increase in interest paid to customers on their free credit balances.

    Leased exchange seats expense increased 18.7% to $3.9 million for fiscal 2000, from $3.3 million for fiscal 1999. This increase was due to an increase in the average annual leasing cost of the memberships from approximately $174,000 to $218,000 per membership.

    Other expenses decreased 9.1% to $10.2 million for fiscal 2000, from $11.3 million for fiscal 1999. The decrease was primarily due to a decrease in consulting fees that were incurred in fiscal 1999 when substantial consulting fees relating to a computer system conversion were incurred.

    Income before provision for income taxes decreased 26.7% to $27.8 million for fiscal 2000, from $37.9 million for fiscal 1999.

    Provision for income taxes decreased 26.0% to $13.0 million for fiscal 2000, from $17.6 million for fiscal 1999 as a result of a decrease in the profitability of the firm.

FISCAL YEAR ENDED APRIL 30, 1999 COMPARED TO FISCAL YEAR ENDED APRIL 24, 1998

    REVENUES

    Total revenues increased 1.7% to $125.8 million for 1999 from $123.7 million for fiscal 1998, due primarily to the increase in revenue from floor brokerage. Trading and investment gains, net increased 1.6% to $76.3 million for fiscal 1999, from $75.2 million for fiscal 1998. This increase was primarily due to an increase in share volume. This increase in share volume, in turn, was primarily due to increased share volume as principal in our existing specialist stocks traded on the NYSE.

    Floor brokerage revenue increased 10.6% to $25.1 million for fiscal 1999 from $22.7 million for fiscal 1998. This increase was due to an increase in share volume in which RPM acted as agent. This increase, in turn, was primarily due to increased share volume in RPM's existing specialist stocks traded

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
on the NYSE. The share volume executed by RPM as agent in its specialist stocks increased 16.7% to 2.8 billion shares for fiscal 1999, from 2.4 billion shares for fiscal 1998.

    Clearance fees and commission revenue decreased 10.6% to $15.5 million for fiscal 1999 from $17.3 million for fiscal 1998. This decrease was primarily due to reduced volume of execution activity.

    Interest revenue increased 10.5% to $7.1 million for fiscal 1999 from $6.4 million for fiscal 1998. This increase was primarily due to interest received related to an increase in treasury bills.

    Other revenue decreased 40.2% to $1.0 million for fiscal 1999, from $1.6 million for the comparable period in fiscal 1998. This decrease was primarily due to a decrease in underwriting income.

    EXPENSES

    Total expenses before provision for income taxes increased 14.2% to $87.9 million for 1999, from $77.0 million for fiscal 1998, primarily due to compensation and benefits expense.

    Compensation and benefits increased 11.9% to $57.4 million for fiscal 1999, from $51.3 million for fiscal 1998. As a percentage of total revenues, compensation and benefits expense increased to 45.7% of total revenues for fiscal 1999, from 41.5% of total revenues for fiscal 1998.

    Floor brokerage and clearance fees decreased 26.5% to $3.7 million for fiscal 1999, from $5.0 million for fiscal 1998. This decrease was primarily due to reduced retail activity and give-up execution fees.

    Interest expense increased 53.7% to $5.6 million for 1999, from $3.6 million for fiscal 1998. This increase was primarily due to an increase in the average outstanding borrowings to $37.8 million for fiscal 1999 as compared to $16.0 million in fiscal 1998.

    Leased exchange seats expense increased 30.6% to $3.3 million for fiscal 1999, from $2.5 million for fiscal 1998. This increase was due to the increase in the number of leased memberships from 17 to 19, as well as an increase in the average annual leasing cost of the memberships from approximately $149,000 to $174,000 per membership.

    Depreciation and amortization expense increased 45.2% to $1.6 million in fiscal 1999 from $1.1 million in fiscal 1998. This increase was primarily due to new computer software and equipment.

    Other expenses increased 29.2% to $11.3 million for 1999, from $8.7 million for fiscal 1998. This increase was primarily the result of consulting fees relating to a computer system conversion incurred in fiscal 1999.

    Income before provision for income taxes decreased 18.9% to $37.9 million for fiscal 1999, from $46.7 million for fiscal 1998.

    Provision for income taxes decreased 18.9% to $17.6 million in fiscal 1999, from $21.7 million for fiscal 1998 as a result of a decrease in the profitability of the firm.

LIQUIDITY

    Prior to the issuance of RPM's senior notes, RPM had financed its business primarily through stockholder's equity and debt issued upon the redemption of stock. As of October 27, 2000, RPM had $315.4 million in assets, of which $10.7 million consisted of non-segregated cash and short-term investments, primarily in commercial paper maturing within three days. As of April 28, 2000, RPM had $293.8 million in assets, $40.5 million of which consisted of non-segregated cash and short-term investments, which primarily consist of U.S. Treasury bills and commercial paper maturing within two months. As of April 30, 1999, RPM had $283.2 million in assets, $44.1 million of which consisted of non-segregated cash and short-term investments, which primarily consisted of treasury bills and commercial paper maturing within nine months.

    As of October 27, 2000 and April 28, 2000, the subordinated debt of RPM totaled $33.7 million and $25.7 million, respectively (excluding subordinated liabilities related to contributed exchange memberships). Of this amount, $20.0 million represented senior subordinated debt privately placed pursuant to several note purchase agreements, bearing interest at an annual rate of 7.95%, payable on a quarterly basis, and maturing on June 1, 2005. These notes are senior to all other subordinated notes of RPM. The agreement covering the senior notes includes certain covenants that, among other things, limit RPM's ability to borrow money, pay dividends on its stock or purchase its stock, make investments, engage in transactions with stockholders and affiliates, create liens on its assets, and sell assets or engage in mergers and consolidations. Subordinated debt totaling $10.2 million as of October 27, 2000 and $2.2 million as of April 28, 2000 represents secured demand notes issued by RPM's specialist corporation and clearing corporation to family members of stockholders. These notes have maturities in 2001 and bear interest at an annual rate from 9% to 11%, payable monthly. The agreements relating to these notes generally have automatic rollover provisions, which extend the maturities for an additional year, unless the lender provides notice at least seven months prior to maturity.

    Subordinated debt totaling $3.6 million represents junior subordinated debt of RPM placed primarily with former stockholders and their family members. This debt has maturities ranging from the second half of 2000 through 2004, and bears interest at an annual rate between 9.0% and 12.5%, payable on a quarterly basis.

    As broker-dealers, RPM's specialist corporation and RPM's clearing corporation are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. RPM's specialist corporation and RPM's clearing corporation are required to maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 2% of aggregate debits, as defined. NYSE Rule 326(c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

    At October 27, 2000, RPM's specialist corporation had net capital of $110.0 million, which was $109.7 million in excess of its required net capital of $250,000. At April 28, 2000, RPM's specialist corporation had net capital of $94.5 million, which was $94.2 million in excess of its required net capital of $250,000. At October 27, 2000, RPM's clearing corporation had net capital of $15.8 million, which was $14.8 million in excess of its required net capital of $1.0 million. At April 28, 2000, RPM's clearing corporation had net capital of $14.8 million, which was $13.7 million in excess of its required net capital of $1.1 million.

    The NYSE generally requires members registered as specialists to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. Effective October 30, 2000, the NYSE approved changes to Rule 104, its minimum net liquid asset requirements. These changes require specialist units that currently exceed five percent in any of the NYSE's four concentration measures to maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average,

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
$2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stock included in the previous classifications, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE has proposed to require any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist entities, to maintain net liquid assets equivalent to the greater of either: (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104.

    As of October 27, 2000, RPM's specialist corporation's net liquid assets were approximately $111.1 million, $94.6 million in excess of its requirement of $16.5 million on that date. As of April 28, 2000, RPM's specialist corporation's net liquid assets were approximately $97.7 million, $78.6 million in excess of its requirement of $19.1 million on that date. As of October 30, 2000, due to the NYSE's changes to Rule 104, the net liquid assets required for RPM's specialist corporation was $106.6 million. On that date, RPM's specialist corporation had net liquid assets of approximately $111.1 million, which was $4.5 million more than the new NYSE requirement.

    Failure to maintain the required net capital and net liquid assets may subject RPM to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

    RPM currently anticipates that its available cash resources and credit facilities will be sufficient to meet its anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2001.

MARKET RISK

    A majority of RPM's specialist related revenues are derived from trading by RPM as principal. RPM also operates a proprietary trading desk separately from its NYSE specialist operations, which generated 0.5% of its total revenues in the six months ended October 27, 2000 and 0.3% of its total revenues for the same period in 1999, and which generated 1.6% of its total revenues for the year ended April 28, 2000. RPM may incur trading losses as a result of these trading activities. These activities involve primarily the purchase, sale or short sale of securities for RPM's own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets. In any period, RPM may incur trading losses in its specialist stocks for a variety of reasons, including price declines of its specialist stocks, lack of trading volume in its specialist stocks and the performance of its specialist obligations. From time to time, RPM has large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because its inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of its revenues and operating profits.

    RPM has developed a risk management process, which is intended to balance its ability to profit from its specialist activities with its exposure to potential losses. In addition, RPM has trading limits relating to its proprietary trading desk. Although RPM has adopted risk management policies, it cannot be sure that these policies have been formulated properly to identify or limit its risks. Even if these policies are formulated properly, RPM cannot be sure that it will successfully implement these policies. As a result, RPM may not be able to manage its risks successfully or avoid trading losses.

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
                      DESCRIPTION OF LABRANCHE'S BUSINESS

    THE FOLLOWING DESCRIPTION OF LABRANCHE'S BUSINESS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. LABRANCHE'S RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF SOME FACTORS. SEE "RISK FACTORS."

OVERVIEW

    We are a holding company that is the sole member of LaBranche & Co. LLC and owns all the outstanding stock of Henderson Brothers, Inc. Founded in 1924 LaBranche & Co. LLC is one of the oldest and largest specialist firms on the NYSE. Our Henderson Brothers subsidiary is a clearing broker for customers of several introducing brokers and provides direct access floor brokerage services to institutional customers.

    As a NYSE specialist, our role is to maintain, as far as practicable, a fair and orderly market in our specialist stocks. In doing so, we provide a service to our listed companies, and to the brokers, traders and their respective customers who trade in our specialist stocks. We believe that, as a result of our commitment to providing high quality specialist services, we have developed a strong reputation among our constituencies, including investors, members of the Wall Street community and our listed companies.

    Our business has grown considerably during the past five years. Our revenues have increased from about $37.2 million in 1995 to $344.8 million in 2000, representing a compound annual growth rate of 56.1%. We have accomplished our growth both internally and through selective acquisitions. For example, since the NYSE implemented its new specialist allocation process in March 1997, we have been selected by 67 new listed companies, resulting from 117 listing interviews. In addition, we have acquired five specialist operations since 1997, adding 281 new common stock listings to our firm. During the past five years, we have also increased the scope of our business, as illustrated by the following data:

    - the annual dollar volume on the NYSE of stocks for which we acted as specialist increased to $2.2 trillion in 2000, as compared to $133.3 billion in 1995. Based on these dollar volumes, we were the largest specialist firm in 2000 as compared to the eighth largest in 1995;

    - the annual share volume on the NYSE of stocks for which we act as specialist increased to 52.7 billion in 2000, as compared to 4.0 billion in 1995. Based on these share volumes, we were the largest specialist firm in 2000 as compared to the sixth largest in 1995; and

    - the total number of our common stock listings increased to 386 as of December 31, 2000, as compared to 125 as of December 31, 1995. Based on the number of our common stock listings, we were the third largest specialist firm as of December 31, 2000 as compared to the fifth largest as of December 31, 1995. In addition, we acted as the specialist for 134 other NYSE-listed securities and for the AMEX-listed options with respect to the common stock of 21 companies, including Electronic Data Systems, Global Crossing and Exodus Communications.

    As of December 31, 2000, our listed companies included:

    - 68 of the S&P 500 companies; and

    - seven of the 30 companies comprising the Dow Jones Industrial Average. Our Dow stocks are American Express, AT&T, Exxon Mobil, JP Morgan Chase, Merck, Minnesota Mining & Manufacturing and SBC Communications.

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INDUSTRY BACKGROUND

THE NYSE

    The NYSE is currently the largest securities market in the world. The market capitalization of all U.S. shares listed on the NYSE increased from about $6.0 trillion at December 31, 1995 to about $11.5 trillion at December 31, 2000, representing a compound annual growth rate of 13.9%. The number of companies listed on the NYSE increased from 2,675 at the end of 1995 to 2,862 at the end of 2000.

    The NYSE's average daily trading volume increased from 91.2 million shares in 1984 to 1.04 billion shares in 2000, as illustrated by the following graph:

              NYSE AVERAGE DAILY TRADING VOLUME FROM 1984 TO 2000
                           (SHARE VOLUME IN MILLIONS)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

              NYSE AVERAGE DAILY TRADING VOLUME FROM 1984 TO 1999
1984    91.2
1985   109.2
1986   141.0
1987   188.9
1988   161.5
1989   165.5
1990   156.8
1991   178.9
1992   202.3
1993   264.5
1994   291.4
1995   346.1
1996   412.0
1997   526.9
1998   673.6
1999   809.2
2000  1041.6

    Trading on the NYSE takes place through open bids to buy and open offers to sell made by NYSE members, acting as principal or as agent for institutions or individual investors. Buy and sell orders meet directly on the trading floor through an auction process, and prices are determined by the interplay of supply and demand in that auction. In order to buy and sell securities on the NYSE, a person must first be accepted for membership in the NYSE. The number of memberships, or seats, is presently limited to 1,366, and the price of a membership depends on supply and demand. Based on recent transfers of memberships, the market price of a membership on the NYSE is about
$2.0 million. To become a member, each prospective applicant must also pass an examination covering NYSE rules and regulations.

    NYSE members are generally categorized based upon the activities in which they engage on the trading floor, such as specialists or brokers. The largest single membership group is floor brokers, which consists of both commission brokers and independent brokers. Commission brokers are employed by broker-dealer firms that are members of the NYSE and earn salaries and commissions. Independent

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floor brokers are brokers who independently handle orders for other broker-dealers and financial institutions.

THE SPECIALIST

    All trading of securities on the NYSE is conducted through an auction process. The auction process for each security is managed by the specialist for that security. The specialist is a broker-dealer who applies for and, if accepted, is assigned the role to maintain a fair and orderly market in its specialist stocks. The number of specialist units on the NYSE has decreased from 36 at December 31, 1995 to 18 at December 31, 2000. Of these, the three largest specialist units as ranked by their number of specialist stocks were responsible for about 56.0% of the average daily trading volume in 2000, as measured by dollar volume.

    A specialist firm is granted the franchise by the NYSE in a particular stock to conduct the auction in that security. Specialist firms conduct their auctions at specific trading posts located on the floor of the NYSE. Because the specialist firm runs the auction in its specialist stocks, it knows of all bids and offers in those stocks and gathers orders to price its stocks appropriately.

    Specialist firms compete for the original listing of stocks through an allocation process organized by the NYSE. As part of this allocation process, companies seeking a listing may select a specialist firm in one of two ways. Under the first method, the NYSE's allocation committee selects the specialist firm based on specific criteria. Under the second method, available since March 1997, the listing company requests that the allocation committee select three to five potential specialist firms suitable for the stock, based on criteria specified by the listing company. The listing company then has the opportunity to meet with each specialist firm identified by the allocation committee. Within one week after meeting the competing specialist firms, the listing company must select a specialist firm. Currently, substantially all of the companies seeking a listing on the NYSE opt to make the final choice of their own specialist firm under the second allocation method.

    When assigned a particular stock, the specialist firm agrees to specific obligations. The specialist firm's role is to maintain, as far as practicable, trading in the stock that will be fair and orderly. This implies that the trading will have reasonable depth and price continuity, so that, under normal circumstances, a customer may buy or sell stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement in their trades because the best bids and offers are discovered through the auction process. In performing its obligations, the specialist firm is exposed to all transactions that occur in each of its specialist stocks on the NYSE floor. In any given transaction, the specialist firm may act as:

    - an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly;

    - a facilitator bringing together buyers and sellers who do not know of each other in order to execute a trade which would not otherwise occur;

    - an agent for broker-dealers who wish to execute transactions as instructed by their customers. Typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price; or

    - a principal using its own capital to buy or sell stocks for its own account.

    The specialist firm's decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obligated to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on attractive opportunities. The specialist firm may trade at its

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election so long as the trade will contribute to a fair and orderly market. In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm's goal and expectation is to profit from differences between the prices at which it buys and sells these stocks. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obligated to trade against the market, adversely impacting the profitability of the trade. In addition, the specialist firm's trading practices are subject to a number of restrictions, as described in "Operations--NYSE Rules Governing our Specialist Activities."

RECENT TRENDS IN NYSE TRADING AND THE SPECIALIST'S ROLE

    Specialist firms generate revenues by executing trades, either as agent or principal, in their specialist stocks. Accordingly, the specialist firms' revenues are primarily driven by the volume of trading on the NYSE. This volume has increased significantly in recent years. The increase in trading volume has resulted from a number of factors, including:

    - an increase in the number of households investing in stocks;

    - an increase in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

    - the increased popularity and use of computerized trading, hedging and other derivative strategies;

    - an increase in NYSE-listed stocks due to:

       - initial public offerings and spin-offs;

       - transfers from Nasdaq and the American Stock Exchange; and

       - an increase in listings of foreign companies;

    - higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs;

    - an increase in on-line trading;

    - trading in smaller price increments;

    - an increase in the market capitalization of growth stocks; and

    - an increase in the amount of shares traded due to stock splits and stock dividends.

    These factors have, in turn, been influenced by a strong U.S. economy, low interest rates and low levels of inflation.

    The NYSE has commenced trading in decimals and has increased the window for providing commission-free execution of a trade to five minutes from the previous two minutes. The NYSE is also considering the following additional changes:

    - longer trading days; and

    - trading of foreign stocks in ordinary form side by side with their American depositary receipts.

    We believe that trading in decimals and, if instituted, these additional changes will likely contribute to additional growth in NYSE trading volume.

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    The majority of trades in NYSE-listed stocks take place through NYSE specialist firms. In 2000, specialist firms handled about 83.1% of trades in NYSE-listed stocks. Trades in NYSE-listed stocks also are generally effected as follows:

    - some stocks are listed on multiple exchanges, such as regional exchanges, and trades take place on those exchanges;

    - NYSE members may trade NYSE-listed stocks off the NYSE in the over-the-counter market; and

    - non-NYSE members may trade NYSE-listed stocks off the NYSE in over-the-counter markets.

    Technological advances have contributed to the increased trading through alternative trading systems, ATSs, such as electronic communications networks, ECNs, and crossing systems. While the first ECN was created in 1969, most of the others currently in operation were started in the past few years. These systems electronically facilitate the matching of buy and sell orders that are entered by their network members. If a match does not occur, some ATSs will forward unfilled orders to other ATSs or to exchanges such as the NYSE. Some of these networks also allow limited negotiation between members to facilitate a match. These ATSs generally limit trades over their systems to their members, who are typically large financial institutions, well-capitalized traders or brokerage firms. Additionally, some ATSs are being developed to facilitate trading by retail investors. In April 1999, the SEC ruled that these networks are allowed, and in specified cases are required, to register and become subject to regulation as stock exchanges.

    The percentage of annual trading of NYSE listed stocks on the NYSE has ranged from 82.8% to 84.1% for the past five years. It is unclear, however, how the alternative trading methods and new technologies just described or that may be developed will affect the percentage of trading in listed stocks conducted on the NYSE. The NYSE has indicated that it is studying the possibility of embracing electronic communications network technology to expand trading. ATSs may be developed, organized and operated by large brokerage houses and investment banks with more substantial capital, better access to technology and direct access to investors. As a result, these parties may be well positioned to direct trading to these networks. These alternative trading methods may account for a growing percentage of the trading volume of NYSE-listed stocks.

    The accelerating growth of trading volume and the increase in stock prices on the NYSE in the 1990s has increased the demands upon specialists. In order to fulfill their obligations, specialists are required to execute a greater number of trades in a shorter period of time with greater price volatility. In addition, specialists are called upon to take larger positions in their specialist stocks. These factors have led to a consolidation of specialist units in the past five years. We believe that the specialist market is becoming increasingly dominated by a number of large, better-capitalized specialist firms that are able to provide an enhanced level of service.

LABRANCHE'S COMPETITIVE POSITION

    We are committed to providing the highest quality service to our various constituencies. We believe our success is based on the following factors:

    - LEADING POSITION IN THE SPECIALIST MARKET. We have a long-standing reputation as one of the leading specialist firms on the NYSE. We have successfully grown our business and improved our services through widely varying market conditions. Trading in the stocks for which we acted as specialist during 2000 accounted for 21.8% of the dollar volume on the NYSE and 21.7% of the share volume. Based on these percentages, we were the largest specialist firm on the NYSE. We are continuing to develop our relationships with ATSs and to embrace new technologies in trading platforms.

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    - DIVERSE AND HIGH QUALITY SPECIALIST STOCKS. Our listed companies operate in a variety of industries including financial services, media, oil and gas, retail, technology and telecommunications. Many of our listed companies are leaders in their respective fields. We believe that acting as specialist in the stocks of industry leaders will benefit us as these leading companies continue to expand their businesses through internal growth and acquisitions.

    - STRONG MARKET-MAKING SKILLS. We utilize our strong market-making skills to actively trade as principal in our specialist stocks. We believe that we significantly improve liquidity in our specialist stocks, particularly during periods of market volatility. In 2000, about 31.6% of our trades were as principal as compared to an average of about 27.4% for all NYSE specialists.

    - INNOVATIVE CUSTOMER-ORIENTED SERVICES. We are committed to providing our listed companies with a high level of service, in addition to our specialist functions on the trading floor. We provide our listed companies with detailed reports on the trading activity of their stocks. We also maintain frequent contact with a majority of our listed companies to discuss the trading in their stock. In addition, we were the first specialist firm to:

       - host an annual listed company conference;

       - publish a company newsletter; and

       - commission customer satisfaction surveys from our listed companies.

    - COMPLETED ACQUISITIONS. Since 1997, we have acquired the following six specialist operations, solidifying our position as one of the leading NYSE specialist firms:

       - a portion of the specialist operations of Stern Bros., LLC
         (July 1997);

       - Ernst, Homans, Ware & Keelips (August 1997);

       - Fowler, Rosenau & Geary, LLC (July 1998);

       - Henderson Brothers, Inc. (March 2000);

       - Webco Securities, Inc. (March 2000); and

       - the assets and operations of an AMEX options specialist unit that acted as the specialist in the options of 21 common stocks (December 2000).

    Through 2000, we effectively employed our capital resources and skilled personnel to maximize the synergies created through consolidation. We believe this experience will assist us in integrating the business operations of RPM.

    Our objective is to continue the growth in our revenues and profits by pursuing the following strategies:

    - AGGRESSIVELY PURSUE NEW LISTINGS. We have been and will continue to be aggressive in positioning ourselves in the NYSE allocation process. Between March 1997, when the NYSE adopted the new allocation procedure, and December 31, 2000, we participated in 117 selection pools for listed companies and were chosen by management of the listed companies in 67 of them.

    - CAPITALIZE ON PENDING AND FUTURE ACQUISITIONS. In connection with the acquisitions of Henderson Brothers and Webco, we added 150 additional NYSE common stock listings, including 28 S&P 500 stocks and two included in the Dow Jones Industrial Average. The acquisition of RPM would add 129 NYSE common stock listings to our specialist portfolio, including three components of the Dow Jones Industrial Average and 21 S&P 500 stocks, based on the number of RPM's specialist stocks as of December 31, 2000. The RPM acquisition also will include RPM's 25% interest in a joint account with R. Adrian & Co., LLC and Freedom Specialist Inc., which acted as the specialist for 28 NYSE-listed companies, including four S&P 500 stocks, at

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      December 31, 2000. With the RPM acquisition, we expect to be the largest specialist on the NYSE based on a number of common stock listings and annual dollar and share volume traded. As of December 31, 2000, we were the specialist for 386 listed companies, including 68 of the S&P 500 and six of the companies included in the Dow Jones Industrial Average. We intend to continue to take advantage of the consolidation trend in the specialist industry by selectively pursuing acquisitions of other specialist operations.

OPERATIONS

NYSE RULES GOVERNING OUR SPECIALIST ACTIVITIES

    Under the NYSE rules, a specialist has a duty to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when it may adversely affect the specialist's profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. The specialist's obligations are briefly described below.

    REQUIREMENT TO TRADE AS PRINCIPAL. A specialist must buy and sell securities as principal when necessary to minimize an actual or reasonably anticipated short-term imbalance between supply and demand in the auction market. The specialist must effect these transactions when their absence could result in an unreasonable lack of continuity and/or depth in their specialist stocks. The specialist is not expected to act as a barrier in a rising market or a support in a falling market, but must use its own judgment to try to keep such price increases and declines equitable and consistent with market conditions.

    A specialist must make firm and continuous two-sided quotations that are timely and that accurately reflect market conditions. In making these quotations, the specialist's transactions are calculated to contribute to the maintenance of price continuity with reasonable depth. Following is an illustration of how a specialist acts as principal to maintain price continuity:

    The most recent sale in a listed stock was $50, the best public bid (to buy) on the specialist's book is $49 3/4, and the best public offer (to sell) on the book is $50 1/4. A broker who wants to buy 100 shares at the market in this instance without a specialist would purchase at $50 1/4, the offer price. Similarly, a broker seeking to sell 100 shares without a specialist would receive $49 3/4, the bid price. The specialist, who is expected to provide reasonable price continuity, in this case might narrow the quote spread by offering or bidding for stock for its own account. In this instance, the broker who wants to buy 100 shares might buy at $50 1/16 from the specialist, as opposed to buying the same amount of shares from the best offer of $50 1/4, thereby offering price improvement to the customer. In the next trade, a broker willing to sell 100 shares might sell to the specialist at $50, as opposed to selling to the best available bid of $49 3/4, again achieving price improvement for the customer.

    TRADING RESTRICTIONS. In trading for its own account, the specialist must avoid initiating a market-destabilizing transaction. All purchases and sales must be reasonably necessary to permit the specialist to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In addition, the specialist must comply with the following trading requirements:

    - A specialist must first satisfy a customer's market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer's market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

    - A specialist must first satisfy a customer's limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price. A specialist may not have priority

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      over any customer's limit order. A specialist, however, may buy or sell at the same price as a customer limit order as long as that limit order is executed first.

    - If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist should not interfere in the transaction.

    - The specialist does not charge commissions for trades in which it acts as a principal.

    - Except in some circumstances in less active markets, the specialist may not, without permission from an NYSE official, initiate destabilizing trades for its own account which cause the stock price to rise or fall.

    - Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist's position to the immediate and reasonably anticipated needs of the market.

    In addition, the specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not acquire more than 5% of any common or preferred issue of its specialist stocks and may not own 10% or more of any common or preferred stock. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of its listed companies.

RISK MANAGEMENT

    Because our specialist activities expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the auction process helps us to reduce risks by enabling us to incorporate up-to-date market information in the management of our inventory, subject to our specialist obligations. In addition, we have developed a risk management process, which is designed to balance our ability to profit from our specialist activities with our exposure to potential losses. Our risk management process includes as participants our executive operating committee, our floor management committee, our floor team captains and our specialists. These parties' roles are described as follows:

    EXECUTIVE OPERATING COMMITTEE. Our executive operating committee is composed of Michael LaBranche, Anthony M. Corso, Alfred O. Hayward, Jr., Michael
J. Naughton and James G. Gallagher. This committee is responsible for approving all risk management policies and trading guidelines for particular specialist stocks, after receiving input and proposals by the floor management committee. In addition, our executive operating committee reviews all unusual situations reported to it by our floor management committee.

    FLOOR MANAGEMENT COMMITTEE. Our floor management committee is composed of Messrs. Corso, Hayward, Naughton, Gallagher and Pickett. This committee is responsible for formulating and overseeing our overall risk management policies and risk guidelines for each of our specialist stocks. In arriving at these policies and guidelines, our floor management committee considers the advice and input of our floor team captains. Our floor management committee meets with all floor team captains no less than once a month to review and, if necessary, revise the risk management policies for our company as a whole and/or for particular specialist stocks. In addition, a member of our floor management committee is always available on the trading floor to review and assist with any unusual situations reported by a captain. Our floor management committee reports to our executive operating committee about each of these situations.

    FLOOR TEAM CAPTAINS. We have ten floor team captains who monitor the activities of our specialists throughout the trading day from various positions at our trading posts. The captains observe trades and constantly review trading positions in real-time through our information systems. In

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addition, the captains are readily available to assist our specialists in determining when to deviate from our policies and guidelines to react to any unusual situations or market conditions. The captains must report these unusual situations to management, including any deviations from our policies and guidelines. Captains meet with each specialist at least once a week to evaluate the specialist's adherence to our risk management policies and guidelines. Captains also meet among themselves at least twice weekly to review risk policies and guidelines and, if appropriate, make new recommendations to the floor management committee.

    SPECIALISTS. Our specialists conduct auctions based upon the conditions of the marketplace. In doing so, specialists should observe our risk management policies and guidelines as much as practicable. Specialists must immediately notify a captain of any unusual situations or market conditions requiring a deviation from our policies and guidelines.

    We rely heavily on our information systems in conducting our risk management. Management members and captains must constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends as they occur. We have invested substantial capital in real-time, on-line systems which give management instant access to specific trading information at any time during the trading day, including:

    - our aggregate long and short positions;

    - the various positions of any one of our trading professionals;

    - our overall position in a particular stock;

    - capital and profit-and-loss information on an aggregate, per specialist or per issue basis; and

    - average position size.

    CIRCUIT BREAKER RULES. The NYSE has instituted certain circuit breaker rules intended to halt trading in all NYSE-listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Effective January 2, 2001, circuit breaker levels are set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points.

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LISTED COMPANY SERVICES

    We are committed to providing our listed companies with a high level of service, in addition to our specialist functions on the trading floor. We have a Corporate Relations Department, consisting of seven full-time employees and one independent consultant devoted to serving our listed companies. The most important function of the Corporate Relations Department is to provide current information to the listed companies. Upon request, our Corporate Relations Department provides our listed companies with the following reports:

    - daily reports on the trading results of their stock

    - real-time data regarding intra-day trading activity in their stock; and

    - weekly, monthly and yearly reports which analyze short and long term trading trends in their stock.

In addition to providing trading information, we help to educate our listed companies on general market trends. We organize annual educational conferences that review trends in the securities industry and NYSE trading. We also publish for and distribute to our listed companies a periodic newsletter that reviews market trends. Finally, we survey our specialist companies annually on the quality of our services, and use the information obtained in these surveys to continually improve our services.

DIRECT ACCESS BUSINESS

    Our Henderson Brothers subsidiary places its customers in direct contact with the NYSE. Utilizing its easy-to-use web-based technology, Henderson provides institutional customers with the choice of two conduits for sending their order flow directly to the point of sale on the floor of the NYSE. Orders that require special attention can be sent to one of Henderson's licensed floor brokers for customized handling. Otherwise, the customer can send their orders directly to the specialist's order book using the NYSE's SUPERDOT system. Henderson's brokers take advantage of the NYSE's advanced wireless technology to communicate directly with its trading customers. By employing the advanced technology, Henderson customers receive extremely fast trade executions and confirmations. All customer orders are treated with strict confidentiality and anonymity, allowing for the best execution with the least market impact. In addition, Henderson's customers are given all the benefits of straight through, seamless trade processing. Henderson clears and delivers the trades directly to its customers' depository accounts.

NYSE MEMBERSHIPS

    NYSE memberships are granted only to individuals, and each individual specialist must own or lease a NYSE membership. As of December 31, 2000, we had 73 specialists, each of whom owned or leased a membership under the following arrangements:

    - 12 memberships were owned directly by 12 of our employees;

    - 25 were owned by specialists and one was owned by an employee of our Henderson Brothers subsidiary, all of these seats of which are financed by LaBranche & Co. LLC pursuant to so-called A-B-C agreements; and

    - 38 were leased by 38 of our specialists from other individual members and we pay and guarantee the lease payments.

AMEX OPTIONS SPECIALIST ACCOUNT

    In December 2000, we purchased the assets and operations of an AMEX options specialist unit. We now run this business through LaBranche & Co. LLC. This unit acts as the specialist in the options

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of 21 common stocks, including Electronic Data Systems, Global Crossing and
Exodus Communications. We believe that this transaction enhances our commitment to the listed auction market and is an important step in the implementation of our growth strategy. As of September 30, 2000, the two AMEX memberships utilized by this specialist unit were leased by two specialist employees of that unit, and LaBranche & Co. LLC pays and guarantees the rental payments due under these leases.

OUR INFORMATION AND COMMUNICATIONS SYSTEMS AND THE NYSE'S SUPER-DOT SYSTEM

    As a self-clearing broker-dealer, we have made significant investments in our trade processing systems. Our use of and dependence on technology have allowed us to maintain our significant growth over the past several years. In addition to using consultants who primarily service the specialist industry, we have an in-house information technology staff. We currently clear an average of about 60,000 principal trades per day. Our information systems send and receive data from the NYSE through a dedicated data feed.

    Our systems enable us to monitor, on a real-time basis, our profits and losses along with our trading positions. The NYSE supplies us with specialist position reporting system terminals both on the trading floor and in our offices. These terminals allow us to monitor our trading profits and losses as well as our positions.

    We have a back-up disaster recovery center in Hoboken, NJ. The back-up system operates as a mirror image of our primary computer system in New York City as we have a direct connection between the two sites which we utilize to back-up all data on an hourly basis. On a regular basis, we test both systems to assure that they are fully operational.

    In executing trades on the NYSE, we receive electronic orders from the Super-DOT system, an order routing system operated by the NYSE. The Super-DOT System is designed to handle individual orders of up to 100,000 shares and is essentially an electronic broker. Orders that originate through the Super-DOT system are routed directly to us through our computer system at the NYSE. When we receive an order from the Super-DOT system, we conduct the same auction process and we are subject to the same obligations as with any other order.

    Our information technology staff has developed software which enables our corporate relations staff and our specialists to share information with each other regarding upcoming company and industry conferences. In addition, we monitor each of our specialist stocks intra-day to see if there are any significant price and/or volume variances of which we should alert the listed company. This has proven to be a valuable customer service tool.

OUR PROPRIETARY TRADING

    In 1995, we initiated a proprietary trading program, seeking to leverage our trading and market experience. Our strategy is short-term oriented, and most of our positions are intra-day and not held overnight. Our seven traders focus primarily on stocks listed on the NYSE. In 2000, we derived 0.5% of our revenues from our proprietary trading. Our proprietary trading desk utilizes a Windows NT based trade reporting system which captures all trades executed by the trading desk and marks all positions to market. We are not permitted to trade in stocks for which we act as specialist.

    We have taken the following actions to manage the risks associated with our proprietary trading:

    - for 2000, we limited our capital commitment for our individual proprietary traders to an aggregate maximum of $21.5 million intra-day and overnight positions of up to $13.5 million per day;

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    - each of our non-executive proprietary traders has specific trading limits, which may not be exceeded without the approval of executive management.
      Our most experienced trader may invest up to $12.0 million per day and may hold overnight positions up to $7.5 million. Each of our other traders has daily investment limits of $5.0 million or less and overnight investment limits of $3.0 million or less, depending on his experience; and

    - one of our managing directors oversees all our proprietary trading and has the authority to instruct the proprietary trading desk to liquidate positions or otherwise reduce risk. He reports directly to Michael LaBranche, our Chairman, Chief Executive Officer and President.

SPECIALIST COMPANIES

    As of December 31, 2000, we acted as specialist for 386 common stocks listed on the NYSE. Our listed companies operate in a variety of industries, including financial services, media, oil and gas, retail, technology and telecommunications. They range in market capitalization from some of the smallest on the NYSE to some of its largest and well-known corporations. We also represented 69 foreign listings on the NYSE as of December 31, 2000 and 42 foreign listings as of December 31, 1999. The following is a list of our top 50 listed companies in terms of market capitalization as of December 31, 2000 in order of their respective global market capitalization:

    Exxon Mobil Corporation                    Lucent Technologies Inc.
    Merck & Co., Inc.                          Ford Motor Co.
    Nokia Corporation                          Taiwan Semiconductor Manufacturing Company
    GlaxoSmithKline plc                        AT&T Wireless Group, Inc.
    SBC Communications Inc.                    Diageo plc
    HSBC Holdings plc                          Cable and Wireless plc
    Toyota Motor Corporation                   ABN Amro Holding N.V.
    Novartis AG                                Clear Channel Communications, Inc.
    TOTAL Fina Elf S.A.                        First Union Corporation
    Tyco International Ltd.                    JP Morgan Chase
    Berkshire Hathaway, Inc. Class A           Household International, Inc.
    Morgan Stanley Dean Witter & Co.           Compaq Computer Corporation
    Schering-Plough Corp.                      Agilent Technologies, Inc.
    ING Groep N.V.                             National Australia Bank, Ltd.
    American Express Company                   CVS Corporation
    Medtronic, Inc.                            San Paolo IMI S.p.A.
    Qwest Communications International Inc.    Kroger Co.
    AT&T Corp.                                 Firstar Corporation
    Viacom Inc.                                The Gap, Inc.
    Chevron Corporation                        First Data Corp.
    Koninklijke Philips Electronics N.V.       United Microelectronics Corporation
    Federal Home Loan Mortgage Corp.           SunTrust Bank, Inc.
    Minnesota Mining & Manufacturing Company   Lowes Companies Inc.
    Enel S.p.A.                                The News Corporation Limited
    Schlumberger Limited                       Lehman Brothers Holdings, Inc.

MARKETING

    It is a priority for our management to proactively identify potential listing companies before the allocation process begins. We contact these companies and commence our marketing efforts upon determining that they are considering listing on the NYSE. Our marketing efforts typically consist of

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members of our management group visiting with the companies that are considering listing on the NYSE and describing our services. We also provide written literature describing our operations, our listed companies, our 75-year history as a specialist firm and our industry in general.

REGULATORY MATTERS

GENERAL

    The securities industry in the United States, including all broker-dealers, is subject to extensive regulation under both federal and state laws. In addition, the SEC and the NYSE require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets.

    As a broker-dealer, we are subject to regulations concerning operational and financial aspects of our business. We are subject to extensive registration requirements with various government entities and self-regulatory organizations, commonly referred to as SROs, with which we must comply before we can conduct our business. We are also subject to laws, rules and regulations forcing us to comply with financial reporting requirements, trade practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

    As a NYSE specialist firm, we are under constant review by the NYSE on all aspects of our operations and financial condition. As part of the price discovery mechanism implemented by the NYSE, every specialist transaction is published immediately on the tape and is broadcast worldwide. The NYSE also employs sophisticated monitoring and stringent rules approved by the SEC. The NYSE's Market Surveillance Division examines specialists' trading in all stocks, every trading day, including specialists' decisions to trade or to not trade as principal.

CAPITAL REQUIREMENTS

    As a broker-dealer, we are subject to SEC Rule 15c3-1, which requires minimum net regulatory capital. We are required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of our aggregate indebtedness, as defined. At December 31, 2000, our net capital, as defined by this rule, was $293.4 million and exceeded minimum requirements by $290.3 million.

    The NYSE also requires members registered as specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement. Under recent changes to Rule 104, the NYSE's minimum net liquid asset requirements, specialist units that exceed five percent in any of the NYSE's four concentration measures must maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stocks included in the previous classification, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist entities to maintain net liquid assets equivalent to the greater of either (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. LaBranche & Co. LLC's net liquid asset requirement was $284.3 million as of December 31, 2000, and it actually had net liquid assets of $305.0 million. "Net liquid assets" for a specialist firm that

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
also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1. As of December 31, 2000, LaBranche & Co. LLC's NYSE minimum required dollar amount of net liquid assets was $284.3 million compared to actual net liquid assets of about $305.0 million.

    Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

COMPETITION

    We obtain each of our new listings on the NYSE by participating in an allocation process. As part of this process, either the allocation committee of the NYSE or the listing company chooses the specialist firm. We compete with other specialist firms based on a number of factors, including:

    - the strength of our capital base;

    - our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and

    - the ancillary services we offer our specialist companies, such as providing information on the trading activities in their stocks.

    The following is a list of the top ten specialist units as of December 31, 2000, based on their number of common stock listings:

    - Fleet Specialists, Inc.

    - Spear, Leeds & Kellogg, L.P. (recently acquired by The Goldman Sachs Group, Inc.)

    - LaBranche & Co. LLC

    - Van Der Moolen Specialists USA, LLC

    - Wagner, Stott, Mercator LLC

    - RPM's specialist corporation

    - Bear/Hunter Specialists, LLC

    - Performance Specialist Group LLC

    - Benjamin Jacobson & Sons LLC (in the process of being acquired by The Goldman Sachs Group, Inc.)

    - Susquehanna Specialists, Inc.

    The competition for obtaining new listed companies is intense. We expect competition to continue and intensify in the future. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from the consolidation may have a stronger capital position. This trend has intensified the competition in our industry. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.

    NYSE-listed stocks may be traded:

    - by NYSE members over-the-counter; and

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
    - by non-NYSE members over-the-counter.

    Technological advances have also contributed to the recent emergence of trading through alternative trading systems, such as electronic communication networks and crossing systems. In April 1999, the SEC ruled that alternative trading systems can apply and, in specified cases, are required to register as stock exchanges, subject to regulation as a stock exchange. This would enable NYSE members to trade all NYSE-listed stocks on these networks, regardless of when the stocks were originally listed. These networks may be developed, organized and operated by large brokerage houses and investment banks with more substantial capital, better access to technology and direct access to investors. As a result, these parties may be well-positioned to direct trading to these networks. These alternative trading systems may adversely affect the trading of NYSE-listed stock through specialists on the NYSE. That, in turn, would have an adverse effect on our business.

    The NYSE faces competition from Nasdaq for new listings. Nasdaq continues to grow and gain in popularity, attracting companies that might otherwise have listed on the NYSE. In recent years in particular, many high technology companies have opted to be quoted on Nasdaq, even though many of them would have qualified for NYSE listing. If more companies decide to be quoted on Nasdaq as opposed to listing their stocks on the NYSE, trading volume on the NYSE could be adversely affected.

EMPLOYEES

    As of December 31, 2000, we had 266 full-time employees, including 44 managing directors with:

    - 75 specialists, including 42 managing directors and two AMEX options specialists;

    - seven traders in our proprietary trading department;

    - 143 trading assistants;

    - seven corporate relations department employees; and

    - 32 management, administration and finance staff, including two managing directors.

    Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage. We consider our employee relations to be good.

PROPERTIES

    Our offices are located at One Exchange Plaza, New York, New York. We lease about 36,000 square feet under four separate leases, expiring in January 2008. In addition, we lease four trading posts on the floor of the NYSE. We believe that our current leased space is suitable and adequate for the operation of our business as presently conducted and as contemplated to be conducted in the immediate future.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceeding.

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
                            MANAGEMENT OF LABRANCHE

    Our directors and executive officers are as follows:

NAME                                       AGE                            POSITION
----                                     --------   -----------------------------------------------------
Michael LaBranche......................     45      Chairman, Chief Executive Officer and President
James G. Gallagher.....................     53      Executive Vice President and Director
Alfred O. Hayward, Jr..................     52      Executive Vice President and Director
S. Lawrence Prendergast................     59      Executive Vice President, Finance and Director
Harvey S. Traison......................     61      Senior Vice President, Chief Financial Officer and
                                                    Director
E. Margie Filter.......................     61      Director
Thomas E. Dooley.......................     45      Director
Michael Robbins........................     66      Director
Michael J. Naughton....................     55      Senior Vice President, Specialist Operations

    MICHAEL LABRANCHE has been our Chairman, Chief Executive Officer and President since our initial public offering in August 1999. Mr. LaBranche has served as Chairman of the Managing Committee of LaBranche & Co. LLC since 1996, as a member of the Managing Committee of LaBranche & Co. LLC since 1988 and as a specialist with LaBranche & Co. LLC since 1977. He currently is a Governor of the NYSE and is a member of the NYSE's Market Performance Committee.

    JAMES G. GALLAGHER has been our Executive Vice President and a director since our initial public offering in August 1999. Mr. Gallagher has served as a member of the Managing Committee of LaBranche & Co. LLC since 1998. From 1980 to July 1998, Mr. Gallagher was a specialist and managing partner with Fowler, Rosenau & Geary, LLC. Mr. Gallagher is currently a NYSE Senior Floor Official. Mr. Gallagher has also served for seven years as a NYSE Floor Governor.

    ALFRED O. HAYWARD, JR. has been our Executive Vice President and a director since our initial public offering in August 1999. Mr. Hayward has been a specialist with LaBranche & Co. LLC since 1983 and has served as a member of the Managing Committee of LaBranche & Co. LLC since 1994. He currently sits on the NYSE Arbitration Panel and is involved with NYSE education programs.
Mr. Hayward has served as a NYSE Floor Official and has also served as the Chairman of the Allocation Committee.

    S. LAWRENCE PRENDERGAST has been our Executive Vice President, Finance and a director since our initial public offering in August 1999. From May 1997 to August 1999, Mr. Prendergast was the Chairman and CEO of AT&T Investment Management Corp. Prior to 1997, Mr. Prendergast was the Vice President and Treasurer of AT&T for 14 years. Mr. Prendergast currently is a director of AT&T Investment Management Corp., a money management subsidiary of AT&T.

    E. MARGIE FILTER has been a director of LaBranche since October 1999.
Ms. Filter joined Xerox Corporation in 1973, and is currently Vice President, Treasurer and Secretary of Xerox Corporation and President and Chief Executive Officer of Xerox Credit Corporation. Ms. Filter is also a director of Baker Hughes Inc. and Briggs and Stratton Corporation.

    THOMAS E. DOOLEY has been a director of LaBranche since March 2000.
Mr. Dooley is Co-Chairman and Chief Executive Officer of DND Capital Partners, a venture capital and investment advisory firm that specializes in the media and telecommunications markets. Prior to forming DND Capital Partners in June 2000, Mr. Dooley was Deputy Chairman of Viacom Inc. He was also a member of Viacom's Executive Committee, its Board of Directors and held the title of Executive Vice President, Finance, Corporate Development and Communications. Mr. Dooley currently is a director of the International Radio & Television Society. Additionally, he is a member of the Cable and Telecommunications Association for Marketing (CTAM), the Museum of Television and Radio and the American Management Association.

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
    HARVEY S. TRAISON has been our Senior Vice President and Chief Financial Officer and a director since March 2000. As of December 31, 1999, Mr. Traison retired from the position of Vice President, Treasurer and Member of the Board of Directors of DaimlerChrysler North America Holding Corporation and DaimlerChrysler Canada Finance Inc. Mr. Traison joined Daimler-Benz (a predecessor of DaimlerChrysler) in 1984.

    MICHAEL J. NAUGHTON has been our Senior Vice President since our initial public offering in August 1999. Mr. Naughton has been a specialist with LaBranche & Co. LLC since 1979 and was appointed to the Managing Committee of LaBranche & Co. LLC in 1990. Mr. Naughton has notified us of his intention to retire as of March 31, 2001.

    MICHAEL ROBBINS has been a director of LaBranche since December 2000.
Mr. Robbins has been chairman of Robbins & Henderson, LLC, a broker-dealer firm, since 1995. In addition, Mr. Robbins has been a member of the NYSE since 1962, has been a governor and floor official of the NYSE since 1991 and currently holds positions on several governing committees of the NYSE.

    There are no family relationships among any of our directors and executive officers.

BOARD COMMITTEES

    Our Board of Directors has an audit committee and a compensation committee.

    The audit committee of our Board of Directors was established on March 17, 2000 and is composed of E. Margie Filter, Thomas E. Dooley and Michael Robbins. The audit committee reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of our annual audits, fees to be paid to our auditors, the performance of our independent auditors and our accounting practices. The audit committee is comprised solely of independent directors.

    The compensation committee of our Board of Directors was established on March 17, 2000 and is composed of E. Margie Filter, Thomas E. Dooley, Michael Robbins and Michael LaBranche. The compensation committee recommends, reviews and oversees salaries, bonuses, benefits and equity incentives for our employees, consultants and directors. The compensation committee also administers our incentive compensation plans. The compensation committee is comprised of a majority of independent directors.

    Prior to March 17, 2000, the duties described above were performed by our Board of Directors.

DIRECTOR COMPENSATION

    We have appointed three non-employee directors. Each of our non-employee directors currently receives an annual retainer of $28,000 and attendance fees of $1,500 per board meeting and $1,000 per committee meeting attended. The attendance fees are paid after the end of each year in shares of our common stock under our Equity Incentive Plan. Our employee directors do not receive any additional compensation for serving on our Board of Directors or any committee of our board.

EXECUTIVE COMPENSATION

    Prior to our reorganization transactions in August 1999, many of our managing directors were members of LaB Investing Co. L.L.C., the former general partner of LaBranche & Co. LLC (when it was a partnership). The aggregate amount of compensation received by all our managing directors generally approximated LaB Investing Co. L.L.C.'s interest in LaBranche & Co. LLC's income before managing directors' compensation. These payments of compensation were allocated among our managing directors based on the managing directors' respective percentage interests in the profits of LaB Investing Co. L.L.C. Since our reorganization from partnership to corporate form, our managing

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
directors, including our executive officers, receive compensation in the form of salary plus participation in our Equity Incentive Plan and our Annual Incentive Plan.

    The following table sets forth the annual compensation we paid during fiscal 2000 and 1999 to our Chief Executive Officer and our four other highest paid executive officers named in the table whose total salary for fiscal 2000 and 1999 exceeded $100,000 for services rendered to LaBranche and its subsidiaries in all capacities. The amounts for 1999 reflect the amounts paid to these individuals under the compensation arrangements in effect prior to our reorganization in August 1999, plus amounts paid under the restructured compensation plan following our reorganization. As a result, these amounts may not be indicative of amounts to be paid to the named executive officers in future years.

SUMMARY COMPENSATION TABLE

                                                       POST-REORGANIZATION
                                        --------------------------------------------------
                                                                               LONG TERM
                                                                             COMPENSATION
                                                                             -------------      PRE-REORGANIZATION
                                                                 ANNUAL                         ------------------
                                                              COMPENSATION    SECURITIES
                                                              ------------    UNDERLYING            ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR      SALARY      BONUS(1)     STOCK OPTIONS       COMPENSATION(2)
---------------------------             --------   --------   ------------   -------------      ------------------
Michael LaBranche ....................    2000     $250,000    $3,450,000             --            $       --
  Chairman, Chief Executive Officer       1999       93,750       815,460        500,000             4,226,312
  and President

James G. Gallagher ...................    2000      250,000     1,075,000             --                    --
  Executive Vice President                1999       93,750       375,625        250,000             2,826,863

Alfred O. Hayward, Jr. ...............    2000      250,000     1,950,000             --                    --
  Executive Vice President                1999       93,750       500,460        100,000             2,831,843

Vincent J. Flaherty ..................    2000      229,167       900,000             --(3)                 --
  Senior Vice President, Floor            1999       93,750       300,460         50,000             4,010,514
  Operations

Michael J. Naughton ..................    2000      250,000       700,000             --                    --
  Senior Vice President, Specialist       1999       93,750       250,460        100,000             2,831,843
  Operations

------------------------

(1) Reflects bonus amount earned in such fiscal year.

(2) Reflects managing directors' compensation from our partnership paid to our named executive officers before our reorganization.

(3) Mr. Flaherty forfeited options to purchase 33,333 shares of common stock due to his retirement from LaBranche on November 30, 2000.

    The following table sets forth certain summary information concerning individual grants of stock options made during the year ended December 31, 2000 to each of our named executive officers.

OPTION GRANTS IN LAST FISCAL YEAR

    We did not grant any options to our named executive officers during the year ended December 31, 2000. The following table sets forth the number of options and value of unexercised options held by each of our named executive officers at December 31, 2000.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
  VALUES

                                                                                  VALUE OF UNEXERCISED
                                                   NUMBER OF UNEXERCISED      IN-THE-MONEY OPTIONS AT YEAR
                                                    OPTIONS AT YEAR END                    END
                                                ---------------------------   -----------------------------
                                                EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                                -----------   -------------   -------------   -------------
Michael LaBranche.............................    166,667        333,333       $2,760,422      $5,520,828
James G. Gallagher............................     83,333        166,667        1,380,203       2,760,422
Alfred O. Hayward, Jr.........................     33,333         66,667          552,078       1,104,172
Michael J. Naughton...........................     33,333         66,667          552,078       1,104,172

              EMPLOYMENT AGREEMENTS AND NONCOMPETITION AGREEMENTS

    As part of the reorganization of our firm from partnership to corporate form in anticipation of our initial public offering, our managing directors, all of whom were members of LaB Investing Co. L.L.C. prior to the initial public offering, exchanged their membership interests in LaB Investing Co. L.L.C. for shares of our common stock. We have entered into employment agreements, pledge agreements and agreements regarding noncompetition and other covenants with all members who continued as managing directors after our initial public offering, including each managing director who is a member of our board of directors or is an executive officer. We have also entered into an employment agreement and noncompetition agreement with S. Lawrence Prendergast, our Executive Vice President, Finance, and an employment agreement with Harvey S. Traison, our Senior Vice President and Chief Financial Officer, which contains comparable provisions regarding noncompetition. The material terms of the employment, noncompetition and pledge agreements are described below.

THE EMPLOYMENT AGREEMENTS

    Each employment agreement, other than the employment agreements with Messrs. Prendergast and Traison, has an initial term of at least one but not more than five years, requires the employee to devote his entire working time to our business and affairs, contains various restrictive covenants and is terminable on 90 days' notice by either party. The employment agreement with Mr. Prendergast has an initial term of one year, requires him to devote his time as is reasonably necessary for him to perform his duties and responsibilities and is terminable on 30 days' notice by either party. The employment agreement with Mr. Traison has an initial term of three years, requires him to devote substantially all his business time to the performance of his duties and responsibilities, is terminable on 90 days' notice by either party and provides for automatic one-year renewals, subject to notice of termination.

THE NONCOMPETITION AGREEMENTS

    Each noncompetition agreement contains the following provisions:

    CONFIDENTIALITY. The managing director or executive officer who is a party to the agreement is required to protect and use "confidential information" in accordance with the restrictions which we place on its use and disclosure.

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
    NONCOMPETITION. During employment and until the later of 12 months following termination of employment with us or the fifth anniversary of our initial public offering, the managing director or executive officer who is a party to the agreement may not:

    - form, or acquire a 5% or greater ownership, voting or profit participation interest in, any competitive enterprise; or

    - associate with any competitive enterprise and in connection with such association engage in, or directly or indirectly manage or supervise personnel engaged in, any business activity that is related to his or her activities with us.

    For this purpose, a "competitive enterprise" is any business enterprise that engages in activity, or owns or controls a significant interest in an entity that engages in activity that competes, directly or indirectly, with any activity in which we are engaged. These activities include, without limitation, specialist services and/or securities brokerage, sales, lending, custody, clearance, settlement or trading.

    NONSOLICITATION. During employment and until the later of 12 months following termination of employment with us or the fifth anniversary of our initial public offering, the managing director or executive officer who is a party to the agreement may not, directly or indirectly:

    - solicit any of our listed companies;

    - interfere with or damage any relationship between us and any of our listed companies or prospective allocated companies; or

    - solicit any of our employees to apply for, or accept employment with, any competitive enterprise.

    TRANSITION ASSISTANCE. Each noncompetition agreement also provides that the managing director or executive officer who is a party to the agreement will take all actions and do all things reasonably requested by us during a 90-day transition period following termination of employment to maintain the business, goodwill and business relationships in which or with which he or she was previously involved on our behalf.

    LIQUIDATED DAMAGES. If a managing director breaches the noncompetition or nonsolicitation provisions of the noncompetition agreement before the later of 12 months following termination of employment with us or the fifth anniversary of the date of our initial public offering, then he or she will be liable for liquidated damages in an amount equal to 75% of the aggregate value of the common stock and cash received by that managing director from us in exchange for his or her membership interest in LaB Investing Co. L.L.C. The noncompetition agreement with our Executive Vice President, Finance does not provide for the payment of liquidated damages. The noncompetition provisions of the employment agreement with our Senior Vice President/Chief Financial Officer also does not provide for the payment of liquidated damages.

THE PLEDGE AGREEMENTS

    Under the pledge agreements, the liquidated damages obligations under the noncompetition agreements are secured by a pledge of common stock with an initial value equal to 100% of the liquidated damages amount. A managing director's pledge agreement will terminate on the earliest to occur of:

    - the death of the managing director;

    - the fifth anniversary of the date of the completion of our initial public offering; or

    - payment in cash or other satisfaction by the managing director of all liquidated damages incurred.

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
NONEXCLUSIVITY AND ARBITRATION

    The liquidated damages and pledge arrangements discussed above are not exclusive of any injunctive relief to which we may be entitled for a breach of a covenant against competition or solicitation. Prior to and after the expiration of the pledge agreements, we will be entitled to all available remedies for a breach of the noncompetition agreements. The employment and noncompetition agreements generally provide that any disputes thereunder will be resolved by binding arbitration.

                   INCENTIVE AWARDS TO LABRANCHE'S EMPLOYEES

THE EQUITY INCENTIVE PLAN

    As of December 31, 2000, there were outstanding, under our Equity Incentive Plan, (1) options granted to our executive officers to purchase an aggregate of 1,150,000 shares of our common stock at a purchase price of $14.00,
(2) restricted stock units for 950,262 shares of common stock granted to our employees who are not managing directors, (3) 300,000 shares of restricted stock issued to three floor brokers at our Henderson Brothers subsidiary and (4) 368 shares of unrestricted stock issued to one of our independent directors as compensation for her attendance at board meetings in 1999. Subject to continuing service with the firm and certain other conditions, the options already granted generally are exercisable in three equal annual installments commencing on the first anniversary of the date of the grant. The outstanding restricted stock units generally will vest in three equal annual installments commencing on August 24, 2002 (the third anniversary of our August 24, 1999 initial public offering).

    TYPES OF AWARDS. The Equity Incentive Plan provides for grants of options to purchase shares of common stock, including options intended to qualify as incentive stock options ("ISOs") (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), and options which do not qualify as ISOs ("NQSOs"), restricted shares of our common stock, restricted stock units, the value of which is tied to shares of our common stock, and other equity-based awards related to our common stock.

    AVAILABLE SHARES. A maximum of 4,687,500 shares of our common stock has been reserved for issuance under the Equity Incentive Plan. The number, class and exercise price per share will be adjusted proportionately or as otherwise appropriate to reflect any increase in, decrease in, or exchange of the outstanding shares of our common stock through merger, consolidation, recapitalization, reclassification, stock split, reverse stock split, stock dividend or similar corporate transaction. These shares may be authorized but unissued shares of our common stock or issued shares of our common stock held in our treasury or otherwise acquired for the purposes of the Equity Incentive Plan. New awards may be granted under the Equity Incentive Plan with respect to shares of our common stock covered by any award that terminates or expires by its terms (by cancellation or otherwise) or with respect to shares of our common stock that are withheld or surrendered to satisfy a recipient's income tax or other withholding obligations or tendered to pay the purchase price of any award. As of December 31, 2000, there were available 2,270,203 shares of our common stock with respect to which awards may be granted under the Equity Incentive Plan.

    The maximum number of shares of our common stock with respect to which options, restricted stock, restricted stock units or other equity-based awards may be granted under the Equity Incentive Plan during any calendar year to any employee may not exceed 500,000 shares, subject to adjustment upon certain corporate transactions (as described above).

    ELIGIBILITY. Awards under the Equity Incentive Plan may be granted to any of our directors, officers, managing directors or other employees, including any prospective employee, and to any of our advisors or consultants selected by the compensation committee of our Board of Directors.

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
    ADMINISTRATION. The Equity Incentive Plan is administered by the compensation committee of our board of directors. The compensation committee has full discretion and authority to make awards under the Equity Incentive Plan, to apply and interpret the provisions of the Equity Incentive Plan and to take such other actions as may be necessary or desirable in order to carry out the provisions of the Equity Incentive Plan. The determinations of the compensation committee on all matters relating to the Equity Incentive Plan and the options, restricted stock, restricted stock units and other equity-based awards granted thereunder are final, binding and conclusive.

    STOCK OPTIONS. The compensation committee may authorize the grant of ISOs and NQSOs in such amounts and subject to such terms and conditions as it may determine. The exercise price of an option granted under the Equity Incentive Plan may not be less than the fair market value of our common stock on the date of grant (as determined under the plan). Unless sooner terminated or exercised, options will generally expire ten years from the date of grant. Payment for shares acquired upon the exercise of an option may be made (as determined by the compensation committee) in cash and/or such other form of payment as may be permitted from time to time, which may include previously-owned shares of our common stock or pursuant to a broker's cashless exercise procedure. Except as otherwise permitted by the compensation committee, no option may be exercised more than 30 days after termination of the optionee's service (or, if the optionee's service is terminated by reason of disability or death, one year thereafter). If an optionee's employment is terminated for cause, the options held by such optionee immediately terminate. An optionee has none of the rights of a stockholder with respect to shares subject to an option until the issuance of such shares.

    RESTRICTED STOCK. The compensation committee may grant restricted shares of our common stock in amounts, and subject to terms and conditions (such as time and/or performance-based vesting criteria), as it may determine. Generally, prior to vesting, the recipient has the rights of a stockholder with respect to the restricted stock, subject to any restrictions and conditions as the compensation committee may include in the award agreement.

    RESTRICTED STOCK UNITS. The compensation committee may grant restricted stock units, the value of which is tied to shares of our common stock, in amounts, and subject to terms and conditions, as the compensation committee may determine. Recipients of restricted stock units have only the rights of general unsecured creditors and no rights as a stockholder until the common stock referenced by the restricted stock units is delivered to the recipient.

    OTHER EQUITY-BASED AWARDS. The compensation committee may grant other types of equity-based awards related to our common stock under the Equity Incentive Plan, including the grant of unrestricted shares of our common stock and stock appreciation rights, in amounts and subject to terms and conditions as the compensation committee may determine. These awards may involve the transfer of actual shares of common stock or the payment in cash or otherwise of amounts based on the value of shares of our common stock.

    CHANGE IN CONTROL. The compensation committee may provide, in any award agreement, for provisions relating to a "change in control" of us or any of our subsidiaries or affiliates, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions with respect to, the award.

    NONASSIGNABILITY. Except to the extent otherwise provided in an award agreement or approved by the compensation committee with respect to NQSOs, no award granted under the Equity Incentive Plan will be assignable or transferable other than by will or by the laws of descent and distribution and all awards will be exercisable during the life of a recipient only by the recipient or his or her legal representative.

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
    AMENDMENT AND TERMINATION. The Equity Incentive Plan may be amended or terminated at any time by our board of directors, subject, however, to stockholder approval in the case of certain material amendments, such as an increase in the number of shares available under the Equity Incentive Plan or a change in the class of individuals eligible to participate in the Equity Incentive Plan.

    U.S. FEDERAL INCOME TAX CONSEQUENCES. The following is a brief description of the material U.S. federal income tax consequences generally applicable to awards granted under the Equity Incentive Plan.

    The grant of an option will have no income tax consequences to the recipient or to us. Upon the exercise of an option, other than an ISO, the recipient generally will recognize ordinary income equal to the excess of the fair market value of the shares of common stock subject to the option on the date of exercise over the exercise price for such shares (i.e., the option spread), and we generally will be entitled to a corresponding tax deduction in the same amount. Upon the sale of the shares of our common stock acquired pursuant to the exercise of an option, the recipient will recognize capital gain or loss equal to the difference between the selling price and the sum of the exercise price plus the amount of ordinary income recognized on the exercise.

    A recipient generally will not recognize ordinary income upon the exercise of an ISO (although, on exercise, the option spread is an item of tax preference potentially subject to the alternative minimum tax), and we will not receive any deduction. If the stock acquired upon exercise of an ISO is sold or otherwise disposed of within two years from the grant date or within one year from the exercise date, then gain realized on the sale generally is treated as ordinary income to the extent of the ordinary income that would have been realized upon exercise if the option had not been an ISO, and we generally will be entitled to a corresponding deduction in the same amount. Any remaining gain is treated as capital gain.

    If the shares acquired upon the exercise of an ISO are held for at least two years from the grant date and one year from the exercise date and the recipient is employed by us at all times beginning on the grant date and ending on the date three months prior to the exercise date, then all gain or loss realized upon the sale will be capital gain or loss and we will not receive any deduction.

    In general, an individual who receives an award of restricted stock will recognize ordinary income at the time such award vests in an amount equal to the difference between the value of the vested shares and the purchase price for such shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

    The recipient of an award of restricted stock units generally will recognize ordinary income upon the issuance of the shares of common stock underlying such restricted stock units in an amount equal to the difference between the value of such shares and the purchase price for such units and/or shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

    With respect to other equity based awards, upon the payment of cash or the issuance of shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income equal to the cash or the fair market value of shares or other property delivered, less any amount paid by the participant for such award. Generally, we will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

THE ANNUAL INCENTIVE PLAN

    We adopted the LaBranche & Co Inc. Annual Incentive Plan at the time of our initial public offering in August 1999. Our managing directors and other employees selected by the compensation committee of our board of directors are eligible to participate in the Annual Incentive Plan. Under this

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plan, a compensation pool of up to 30% of our pre-tax income, or such lesser percentage determined by the compensation committee, is set aside for our managing directors and other employees selected by the compensation committee to participate in this plan. In determining the 30% compensation pool, each managing director's salary of $250,000 per year and the compensation expenses relating to the awards under our Equity Incentive Plan are deducted. Under the plan, no individual participant may receive more than 25% of the compensation pool for any fiscal year. The amounts payable under the Annual Incentive Plan to our plan participants are reviewed on an annual basis and are based on such factors and considerations as the compensation committee deems appropriate in individual cases and on our operating results and the overall performance of these participants. An award by the compensation committee to our managing directors and other employees is completely discretionary. The Annual Incentive Plan may be amended or terminated at any time by our board of directors.

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
                      PRINCIPAL STOCKHOLDERS OF LABRANCHE

    The following table sets forth information as of January 31, 2001 regarding the beneficial ownership of our common stock by:

    - each person known by us to own beneficially more than five percent of the outstanding common stock;

    - each of our directors;

    - each executive officer named in the Summary Compensation Table (see "Executive Compensation" above); and

    - all our directors and executive officers as a group.

    All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. Unless otherwise indicated, the address of each beneficial owner is: c/o One Exchange Plaza, New York, New York 10006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options, to the extent such options are currently exercisable or convertible within 60 days of January 31, 2001, are treated as outstanding for purposes of computing the percentage of the person holding such securities but are not treated as outstanding for purposes of computing the percentage of any other person.

                                                                             PERCENTAGE
                                                             SHARES          OF SHARES
NAME AND ADDRESS                                          BENEFICIALLY      BENEFICIALLY
OF BENEFICIAL OWNER(1)                                       OWNED             OWNED
----------------------                                 ------------------   ------------
George M. L. (Michael) LaBranche, IV.................           3,677,761            7.4
James G. Gallagher...................................           2,285,433            4.6
Alfred O. Hayward, Jr................................           1,941,401            3.9
S. Lawrence Prendergast..............................             107,000              *
E. Margie Filter.....................................               1,871              *
Thomas E. Dooley.....................................                 451              *
Michael Robbins......................................               4,052              *
Harvey S. Traison....................................               4,000              *
Michael J. Naughton..................................           1,991,401            4.0
All executive officers and directors as a group......          10,013,370           20.2

------------------------

*   Less than 1%

(1) In connection with our initial public offering in August 1999, our managing directors at that time entered into a stockholders' agreement pursuant to which they agreed to vote their respective shares as determined by a majority of Messrs. LaBranche, Gallagher and Hayward. Messrs. LaBranche, Gallagher and Hayward individually beneficially own an aggregate of 7,904,595 shares of common stock, constituting about 16.0% of the outstanding shares of our common stock. As a result of the stockholders' agreement, Messrs. LaBranche, Gallagher and Hayward, acting together as a group, may be deemed to beneficially own an aggregate of 34,878,109 shares of common stock (including the 7,904,595 shares beneficially owned by them individually), constituting about 70.6% of the outstanding shares of our common stock. Each of Messrs. LaBranche, Gallagher and Hayward disclaims beneficial ownership of any and all shares of common stock held by any person or entity other than him.

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                     LABRANCHE'S RELATED PARTY TRANSACTIONS

LEASE PAYMENT ON MEMBERSHIPS

    Some of our executive officers have contributed the use of their NYSE memberships to LaBranche & Co. LLC and receive lease payments from LaBranche & Co. LLC based on the market value of the memberships. For 2000, the named executive officers listed below received payments from LaBranche & Co. LLC in the amounts set forth opposite their names:

NAME                                                          LEASE INCOME
----                                                          ------------
Michael LaBranche...........................................    $276,000
James G. Gallagher..........................................     276,000
Michael J. Naughton.........................................     276,000

INTEREST ON INDEBTEDNESS

    A family member of Mr. Flaherty holds $600,000 of subordinated indebtedness due August 31, 2001, which currently bears interest at an annual rate of 10.0% payable on a quarterly basis. Mr. LaBranche's spouse holds $1.3 million of secured subordinated indebtedness due March 2, 2002, which currently bears interest at an annual rate of 8.0% payable on a quarterly basis. The agreements relating to this debt have automatic rollover provisions which extend the maturities for an additional year, unless the lender provides notice at least seven months prior to maturity. The interest income in 2000 for Mr. Flaherty's family member was $60,000 and the interest income in 2000 for Mr. LaBranche's spouse was $108,333.

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                         DESCRIPTION OF RPM'S BUSINESS

    The following description of the business of RPM does not give effect to the merger or any changes in RPM's business that LaBranche may effect following closing.

OVERVIEW

    During 2000, RPM was the sixth largest specialist firm on the New York Stock Exchange based on its shares of NYSE common stock trading volume and total number of common stock listings. RPM began its specialist operations in 1925, and as of December 31, 2000 acted as specialist for 203 NYSE listed stocks, including 129 NYSE listed common stocks. These listed stocks included 15 of the 250 most actively traded common stocks, 21 of the stocks comprising the S&P 500 and three of the 30 Dow Jones Industrial Average stocks. Selected stocks handled by RPM as specialist include Bristol-Myers Squibb Company, Cigna Corporation, CSX Corporation, Delta Air Lines, E.I. duPont de Nemours, Eastman Kodak Company, H.J. Heinz Company, Philip Morris Companies, Inc., United Parcel Service, Wells Fargo & Company and Whirlpool Corporation. RPM's strong portfolio of U.S. companies is enhanced by a diverse portfolio of foreign companies including Telecom Brasileiras S.A. (Telebras) of Brazil, Nippon Telegraph & Telephone Corporation of Japan, ScottishPower, Jefferson Smurfit Group PLC of Ireland, Tele Danmark A/S, Compania De Telecomunicaciones De Chile S.A. (Chilean Telephone), Telecom Argentina Stet-France Telecom S.A., Grupo Televisa, S.A. and Cemex, S.A. de C.V. of Mexico.

    RPM owns a 25% interest in Freedom Specialist Inc.--R. Adrian & Co., LLC--ROBB PECK McCOOEY Specialist Corporation Joint Account, an entity that served as specialist for 34 NYSE listed stocks as of December 31, 2000, including 28 NYSE common stock listings. These listed stocks included two of the 250 most actively traded common stocks and four S&P 500 stocks. Freedom Specialist Inc. also owns 25% of the joint account and R. Adrian & Co., LLC owns 50% of the joint account. RPM acts as manager of this joint account.

    RPM also has provided clearing, execution and other services to a variety of customers including NYSE specialist firms, broker-dealers, financial institutions, traders and professional investors for the past 25 years. These services are provided utilizing RPM's in-house data processing system, which enables tailor-made reports to be provided to RPM's clients. RPM clears for its specialist operations, and these clearing activities for the specialist operations accounted for about 5.6% of RPM's clearing revenues for the fiscal year ended April 28, 2000 and about 5.3% of RPM's clearing revenues for the six months ended October 27, 2000.

COMPETITIVE ADVANTAGES

    RPM is committed to providing the highest quality service to its various constituencies. It believes that its success is based on the following factors:

    - POSITION AS A LEADING SPECIALIST. RPM is one of the leaders in the NYSE specialist industry. According to rankings maintained by the NYSE, RPM was the sixth largest NYSE specialist based on its shares of NYSE common stock trading volume and total number of common stock listings as of and for the twelve months ended December 31, 2000. RPM also has been typically ranked in the top tier on quarterly evaluations issued by the NYSE since the inception of its tiered system seven years ago.

    - ABILITY TO PROVIDE SPECIALIST AND CLEARING ACTIVITIES. RPM believes that its ability to provide both specialist and clearing activities gives it a competitive advantage because its clearing corporation is able to act as clearing agent for its specialist corporation.

    - HIGH QUALITY PORTFOLIO OF SPECIALIST STOCKS IN MULTIPLE INDUSTRIES. As of December 31, 2000, RPM acted as specialist for more than 230 stocks. RPM's listed companies operate in a variety of

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
      areas including chemical, electrical products, financial services, utilities and telecommunications. RPM has been successful in competing for new stock listings, having been awarded 45 new securities over the past three years.

    - EXCELLENT GROWTH WITH STRONG FUNDAMENTALS. The NYSE is the largest securities market in the world, and RPM expects that long-term growth in trading on the NYSE will continue. The average daily volume of securities traded on the NYSE increased to 1.04 billion shares in 2000 from
      346.1 million shares in 1995. For the nine-month period ended October 27, 2000, the average daily volume of securities traded on the NYSE increased to 1.0 billion shares.

    - EFFECTIVE RISK MANAGEMENT AND CONSERVATIVE BUSINESS PRACTICES. RPM uses risk management programs which it has strengthened in the past year. In addition, RPM does not engage in derivative transactions (other than occasional listed options trading by the specialists), so it has limited exposure to interest rates or currency fluctuations. See "RPM's Specialist Activities--Business Risks and Risk Management."

    - HIGHLY VARIABLE EXPENSE STRUCTURE TIED DIRECTLY TO REVENUES. RPM's expense structure is highly variable, consisting primarily of compensation to specialists, which is directly tied to trading revenues. As a result, if trading revenues decline, compensation expense is reduced accordingly. Compensation expense represented 67.0%, 65.0%, 56.0% and 63.0% of total expenses for the years ended April 24, 1998, April 30, 1999, April 28, 2000 and the six months ended October 27, 2000, respectively.

    - STRONG CASH FLOWS. RPM has historically generated, and expects to continue generating, strong cash flows. For the fiscal years ended April 30, 1999 and April 28, 2000, EBITDA was $39.4 and $29.6 million, respectively. EBITDA for the six months ended October 27, 2000 was $16.4 million.

    - HIGHLY EXPERIENCED MANAGEMENT. RPM is led by an experienced management team. Members of RPM's management team for its specialist operations have an average of 22 years of industry experience and 12 years with RPM, and members of RPM's management team for its clearing operations have an average of 25 years of industry experience and 10 years with RPM. Members of RPM's current management team have initiated a number of changes that have significantly improved RPM's financial performance, market reputation and product portfolio. These changes include:

       - adopting a market-driven, order-flow enhancing trading strategy;

       - emphasizing regular communication with listed companies and NYSE floor brokers;

       - hiring highly experienced management and traders; and

       - leveraging existing stocks to enhance new stock allocations.

    - STRONG AND HIGHLY LIQUID BALANCE SHEET. As of October 27, 2000, the majority of RPM's assets were comprised of cash and cash equivalents, a highly diversified inventory of readily marketable securities, and short-term receivables collateralized by readily marketable securities. Marketable securities are marked to market daily for financial statement purposes and continuously marked to market for risk management and regulatory purposes.

RPM'S SPECIALIST ACTIVITIES

    INDUSTRY BACKGROUND. For a description of the specialist industry, see "Description of LaBranche's Business--Industry Background."

    ACTIVITIES. As a NYSE specialist, RPM acts as both a market maker (in principal transactions) and agent. In its dealer or market maker function, RPM takes positions in the specialty stock for its own

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
account and may do so in expectation of making trading profits. For the fiscal year ended April 28, 2000, 62.1% of RPM's specialist revenues, or $42.2 million, were accounted for by trading profits from positions RPM took in its specialty stocks for its own account; and for the six months ended
October 27, 2000, 78.3% of RPM's specialist revenues or $37.8 million were accounted for by trading profits from positions RPM took in its specialty stocks. For the year ended April 28, 2000, 32.4% of RPM's specialist revenues or $22.7 million were accounted for by floor brokerage fees generated from engaging in its agency function; and for the six months ended October 27, 2000, 15.8% of RPM's specialist revenues or $7.6 million were accounted for by floor brokerage fees generated from engaging in its agency function. RPM's specialist revenues have grown considerably over the last five fiscal years, with the exception of losses relating to the initial trading of a single stock in November 1999. This growth has been accomplished through:

    - improved principal trading in RPM's specialty stocks;

    - increases in the number of specialty stocks handled; and

    - overall volume growth on the NYSE.

    LISTINGS BY INDUSTRY. Following is the breakdown by percentage of the industries in which RPM's listed companies operated as of December 31, 2000:

    - 50.6% were industrial companies;

    - 7.6% operated in the financial industry;

    - 21.8% were funds, trusts or REITs;

    - 13.5% operated in the utilities industry;

    - 5.3% operated in the telecommunications industry; and

    - 1.2% were conglomerates.

    LISTED COMPANIES. RPM's listed companies include the following stocks listed in the Dow Jones Industrial Average:

    - E.I. du Pont de Nemours & Co.;

    - Eastman Kodak Company; and

    - Philip Morris Companies, Inc.

    In addition to DuPont and Eastman Kodak, which are S&P 100 listed companies, RPM's listed companies include the following S&P 100 stocks:

    - American Electric Power;

    - Bristol-Myers Squibb Company;

    - Cigna Corporation;

    - Delta Air Lines, Inc.;

    - Hartford Financial Services Group;

    - H.J. Heinz Company;

    - Wells Fargo & Co.; and

    - Exelon Corporation.

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
    NYSE MEMBERSHIPS. Under NYSE rules, each individual specialist must have a seat in order to trade. As of December 31, 2000, RPM had 27 specialists. RPM currently has access to 27 seats including:

    - ten NYSE seats, which are owned by RPM and used by RPM's individual specialists, pursuant to so-called A-B-C agreements;

    - 15 seats leased from third parties; and

    - two seats that are owned by employees and have been contributed to RPM for its use.

    STOCK ALLOCATION PROCESS. Companies that elect to list their shares on the NYSE are assigned to a single specialist unit through the NYSE stock allocation process. In 1997, the NYSE changed its allocation policy so as to allow a listing company the option of having its stock assigned by a committee or having the committee select a pool of three to five specialists from which the company makes the final selection. Most newly listed companies choose the latter option. From the inception of the new interview process in 1997 through December 31, 2000, RPM has participated in 71 interviews and was selected by companies 33 times, representing a success rate of 46.5%. RPM has in place a listed company services program that appeals to newly-listed companies and maintains an excellent relationship with existing listed companies, who often refer companies considering listing on the NYSE to RPM.

    BUSINESS RISKS AND RISK MANAGEMENT. As a result of the specialist's duty to maintain a fair and orderly market under applicable rules, the specialist is required to effect transactions for its own dealer's account when lack of price continuity, lack of depth, or disparity between supply and demand exists or is reasonably to be anticipated. The specialist is therefore required to assume certain risks if there is an absence of buying or selling by the public in the specialist's assigned stock. In a declining market for a specialty stock where there are few buyers and many sellers, to fulfill the specialist's function of maintenance of a fair and orderly market, the specialist generally is required to buy stock for its own account at, potentially, progressively lower prices and have the risk of loss associated with purchasing the specialty stock in a progressively declining market. Similarly, in a rising market for a specialty stock where there are few sellers and many buyers, the specialist generally is required to sell stock from its own positions and might be forced to sell stock at prices far below those which the specialist believes the securities to be worth, or, if the specialist does not have stock in its inventory, the specialist is required to borrow stock to sell short into a rising market, which could also cause a loss to the specialist.

    Although the specialist has a duty to maintain a fair and orderly market, the rules are sufficiently flexible to allow the specialist to reduce its potential exposure in situations where its specialty stock is either rapidly declining or rapidly rising. In the conduct of its agency business, RPM, as a NYSE member, is responsible for settlement of such transactions and, if payment for securities purchased or delivery of securities sold is not made, RPM may be liable for those transactions and may suffer a loss. With regard to RPM's portfolio of specialist stocks, poor performance in a particular stock could result in the reallocation of that stock to another specialist. RPM also could lose the stock of a particular company to another specialist if that company is the subject of a takeover but not the surviving company in the transaction. RPM, however, could be on the receiving end of either of these potential stock reallocations with respect to the stocks of other specialists.

    Although the above risks are present in RPM's operation of its business, RPM employs risk management programs to attempt to minimize these risks. These programs include:

    - real-time position management systems;

    - automated alert systems;

    - intra-day management reports;

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
    - conservative trading strategies;

    - overnight trading to reduce positions and diversify holdings;

    - compliance programs; and

    - management supervision.

    RPM also benefits from the additional monitoring of positions and capital provided to all of the specialists by the NYSE on a daily basis.

    After experiencing significant trading losses in United Parcel
Service, Inc. stock in November 1999, RPM conducted a comprehensive review of its risk management policies and implemented revised procedures. The new procedures establish more stringent risk tolerance levels and significantly limit individual trader discretion within specific position guidelines. Under the new procedures, two directors have been designated position managers. These directors monitor RPM's overall positions and the positions in each specialist stock throughout the trading day. If, during the trading day, RPM's overall positions grow too one-sided (long versus short), or a position in a particular security grows unusually large, one or more specialists may be instructed to use their best efforts to reduce positions. They also establish position limits for each security handled by RPM based on a formula approved by RPM's board of directors. These limits are updated monthly based on the current price and volume for each security. Senior management approval, including in certain cases unanimous board approval, is required to exceed position limits.

    Risk management for specialists begins with a sound trading strategy. RPM trades aggressively throughout the day when the risks of trading are the lowest, and attempts to maintain relatively small overnight positions when risk becomes relatively greater. RPM tries to buy and sell nearly identical amounts of stock every day and its average net overnight positions are less than 1/20th the amount of purchases and sales on an average day. During the trading day, RPM uses two automated risk management systems:

    - the position management system, which monitors every principal trade in every stock traded by RPM, and shows the amount of shares purchased, sold, current position, and daily and monthly profits and losses for each stock and for RPM in general on a real-time basis, and

    - a proprietary system that monitors the activity in all of RPM's specialist stocks and alerts management to unusual market situations; this system generates additional reports during the day to ensure the position management system's accuracy, and if any stock demonstrates unusual market activity or price fluctuations this system sends an automatic message to all of the members of RPM's management committee who can intervene to ensure that the specialist is handling the situation properly.

    In addition, several times throughout the trading day a verification system is used to ensure the accuracy of the position management system. Each specialist is provided with a position limit for every security handled by him or her. Before establishing a position greater than the position limit, the specialist must get the approval of at least one of RPM's directors. Positions that significantly exceed position limits require additional approvals based on specific criteria, and a position of $30 million or more in any security requires unanimous consent of all of RPM's directors and then only in situations in which the position can be easily liquidated or hedged. Under no circumstances will RPM establish a position in excess of $100 million in any one security; and with the exception of the trading in UPS in November 1999, RPM has never held a position of this size.

    RPM's management committee meets weekly to discuss specific trading situations and individual specialist performance. RPM periodically reviews a wide array of statistical data and makes decisions on the assignment of stocks to individual specialists. RPM assigns difficult or high-risk securities to its most senior traders, all of whom are holders of its equity. RPM may reassign other securities if an

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
individual specialist has suffered a significant loss in a security. This practice is intended to eliminate the tendency for a trader to take additional risk in an effort to "make up" for previous losses. RPM's trading philosophy emphasizes repeated small profits and conservative short-term trading, rather than taking risks associated with seeking large profits in a single trade.

    MARKETING STRATEGY. It is a priority for RPM's management to proactively identify potential listing companies before the allocation process begins. RPM contacts these companies and commences its marketing efforts upon determining that they are considering listing on the NYSE. RPM's marketing efforts typically consist of members of its management group visiting with the companies that are considering listing on the NYSE and describing its services. RPM also provides written literature describing its operations, its listed companies, its 75-year history as a specialist firm and the specialist industry in general.

RPM'S CLEARING ACTIVITIES

    OVERVIEW. RPM is a provider of securities clearing and other related services to individual and institutional clients, including traders, professional investors, institutions and broker-dealers. RPM provides its clearing customers with securities clearing services that include clearing and custody services, customer account maintenance and customized data processing services. As of December 31, 2000, RPM maintained about 4000 active customer accounts. For the six months ended October 27, 2000, RPM recognized about
$11.9 million in clearance fees, commissions and floor brokerage revenues from its clearing operations, which accounted for about 17.6% of RPM's total revenues for the period. RPM clears for its specialist operations, and such clearing activities accounted for about 80.0% of its clearing transactions and 5.6% of its clearing revenues for the year ended April 28, 2000.

    INDUSTRY BACKGROUND. Several significant trends have influenced the market for securities clearing and related services, including an increase in equity trading volumes. The average daily volume of securities traded on the Nasdaq grew to 1.1 billion shares in 1999 from 401.4 million shares in 1995. For the nine-month period ended October 27, 2000, the average daily volume of securities traded on the Nasdaq increased to 1.6 billion shares. The average daily volume of securities traded on the NYSE increased to 809.2 million shares in 1999 from
346.1 million shares in 1995. The increases in trading volumes have increased the number of transactions required to be executed, processed and settled.

    SOLUTIONS AND STRATEGIES. RPM's goal is to be a provider of securities clearing and other related services to a wide range of customers including high net worth professional traders, institutions and prime broker-dealers. To accomplish this goal, RPM is pursuing the following strategies:

    - BE SELECTIVE IN THE CUSTOMERS RPM SERVES. RPM is selective in the clients that it serves. When determining whether to accept a prospective customer, RPM evaluates the client's experience in the industry and its financial condition. After selecting a customer, RPM continues to monitor the customer's activities as part of its risk assessment program. RPM has continued to follow these selection standards and monitor its customers, which it believes will promote its ongoing success by allowing it to create long-term relationships with customers who demonstrate growth potential, while minimizing turnover among its client base as well as its exposure to litigation.

    - PROVIDE TIMELY, UPDATED INFORMATION TO ENHANCE AND DIFFERENTIATE RPM'S SERVICE OFFERINGS. RPM's systems enable it to update customer information and process transactions in real time as RPM receives them from its customers.

    - INVEST IN AND DEVELOP ITS EMPLOYEES. RPM believes that investing in people is critical to delivering best execution practices and high quality client service. RPM has aggressively recruited high caliber people and has attempted to retain these individuals by providing appropriate compensation incentives.

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
    EXECUTION AND CLEARING SERVICES. In a clearing transaction, the identity of its client's customer is known to RPM and RPM maintains the customer's account and performs a variety of services as agent for the customer. The execution and clearing process requires the performance of a series of complex steps, many of which are accomplished with data processing equipment. The execution process begins when RPM accepts its customer's order for the purchase or sale of securities and electronically transmits the order for execution. When RPM routes a trade for execution, RPM receives information electronically from the market maker, electronic communication network or exchange and this information is electronically entered into RPM's processing system. As RPM executes transactions, or as they are reported to it by RPM's clearing customers, customer account balances and records are updated on a real-time basis both in the customer's databases and in RPM's own proprietary databases.

    After the execution process is complete, RPM clears the transaction by taking possession of the cash of its client's customer, if securities are being purchased, or certificates, if securities are being sold, and by delivering cash or certificates to the broker for the other party to the transaction. Both RPM and its customers generally require that cash, margin buying power or securities be in the customer's account prior to the execution of an order. RPM deducts the money, or credits the proceeds, due on the transaction from the customer's account, including the commission charged by the customer, withholds from the commission RPM's charge for execution and clearing and any other amounts due to RPM, and remits the net commission to the customer on a monthly basis. Cash or certificates received by RPM for its customer will generally be held in the account on behalf of the customer. RPM sends the customer a monthly or quarterly statement of the customer's account on behalf of the customer.

    The clearing functions for multiple transactions involving brokerage firms are even more complex. Instead of matching each purchaser and seller in a transaction and making delivery to and receiving payment from each of them, the securities industry has established a netting process through which securities and money are delivered or received between brokerage firms using central clearing houses such as the DTC or the National Securities Clearing Corporation.

    ADDITIONAL CUSTOMER SERVICES. To maintain the personalized services RPM's clearing customers require, RPM provides the following additional services to its clearing customers:

    - listed executions on all major equity and option exchanges;

    - over-the-counter execution;

    - in-house fixed income executions or acting in an agency capacity;

    - electronic order entry and on-line activity, positions and profit and loss reports; and

    - mutual fund transaction services.

    RPM'S CLEARING CUSTOMERS. RPM's target clearing customers range from high net worth professional traders to broker-dealers and other institutions. No clearing customer accounted for more than 10% of RPM's clearing revenues for the year ended April 28, 2000 or the six months ended October 27, 2000. Before conducting business with a customer, RPM reviews a variety of factors relating to the prospective customer, including the prospective customer's experience in the securities industry, financial condition and personal background (or personal background of the principals of the firm).

    RISK MANAGEMENT. RPM attempts to minimize the risks inherent in its clearing activities. When determining whether to accept a new customer, RPM evaluates, among other factors, the person's or company's experience in the industry, the prospective customer's financial condition and (in the case of corporate clients) the background of the principals of the firm. In addition, it has multiple layers of protection, including the balances in customers' accounts, customers' commissions on deposit, clearing deposits and equity in customer firms, in the event that a customer or one of its customers does not

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
deliver payment for its services. RPM's customer and clearing agreements require industry arbitration in the event of a dispute. Arbitration is generally less expensive and more timely than dispute resolution through the court system.

    SALES AND MARKETING. A number of RPM's senior executives solicit clearing customers as part of their job functions. RPM also markets its clearing services through its web site, and participates in industry conferences.

    SALE OF INVESTMENT DIVISION. On February 5, 2000, RPM's clearing corporation entered into an agreement with Josephthal & Co., Inc. pursuant to which RPM's clearing corporation agreed to sell its retail investment division customer accounts and related assets to Josephthal, and Josephthal agreed to hire some of RPM's investment division employees. As consideration for the purchase, Josephthal assumed some of the liabilities of RPM's clearing corporation relating to those assets, including liabilities of up to $250,000 for customer claims, and agreed to pay to RPM's clearing corporation $60,000 in cash plus a percentage of gross revenues, if any, generated from the acquired assets (fifteen percent of revenues generated during the three month period between March 1, 2001 and June 1, 2001 and ten percent of revenues generated during the fifteen month period between June 1, 2001 and September 1, 2002).

TECHNOLOGY

    RPM's success is largely attributable to management's ability to identify and deploy emerging technologies that facilitate securities clearing. Technology has enhanced its ability to handle an increasing volume of transactions without a corresponding increase in personnel. RPM uses technology to provide customized, detailed account information to its customers and their customers. RPM strives to develop and implement straight-through processing solutions in all of its operation processes. This means that it examines each process to determine ways to minimize manual intervention and to maximize automated or straight-through processing. Its objective in each process is to intervene manually only to handle exceptions, and to allow normal transactions to process automatically. This growth in efficiency allows RPM to handle more transactions without adding staff in proportion to its transaction volume.

COMPETITION

    SPECIALIST MARKET. Like LaBranche, RPM obtains each of its new listings on the NYSE by participating in an allocation process. As part of this process, either the allocation committee of the NYSE or the listing company chooses the specialist firm. RPM expects the intense competition for obtaining new listed companies to continue and intensify in the future. For a list of the top ten specialist units as of December 31, 2000, based on their number of common stock listings, see "Description of LaBranche's Business--Competition." The proposed merger of RPM with and into LaBranche is an example of the recent consolidation in the specialist industry, which is attributable, in large part, to the specialists' need to accumulate stocks, and the combined companies resulting from the consolidation in the specialist industry may have a stronger capital position. RPM believes that because of its strong reputation and capital base, it has competed well in the allocation process, but believes it can compete even more effectively in combination with LaBranche.

    Although the merits of a given specialist firm go beyond quantitative ones, encompassing qualitative criteria such as the level of service and client responsiveness, the allocation committee uses objective benchmarks to evaluate specialist firms. There are several benchmarks used to measure specialists, but the most widely used is the SPEQ, or Specialist Performance Evaluation Questionnaire. The SPEQ is a quarterly survey of floor brokers rating the performance of each specialist with which its does business. The SPEQ places each specialist into one of four tiers, one being the best and four

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
being the worst. RPM has consistently been in the first tier. For a further description of competitors in the NYSE specialist market, see "Description of LaBranche's Business--Competition."

    Trading in NYSE listed securities also takes place at market centers away from the NYSE, which, of course, reduces business for NYSE specialists. These marketplaces include other "regional" exchanges, the over-the-counter or third market, and computerized market centers such as Instinet. The NYSE has competed effectively with other market centers based on its agency auction market. The NYSE spends millions of dollars upgrading its technology to improve the open auction market. A substantial part of these expenditures benefits the specialist directly. As the NYSE continues to maintain its market share relative to other market centers and the number of listed companies on the NYSE continues to increase, the potential for continued growth of RPM's specialist business increases. For a further description of market center competition in the specialist industry, see "Description of LaBranche's Business--Competition."

    CLEARING SERVICES. The market for securities clearing services is highly competitive. RPM expects competition to continue and intensify in the future. RPM encounters direct competition from firms that offer services to a variety of persons and institutions. Some of these competitors include:

    - Spear, Leeds & Kellogg, L.P. (recently acquired by The Goldman Sachs Group, Inc.);

    - Ernst Investec;

    - Southwest Securities, Inc.; and

    - U.S. Clearing (a division of Fleet Securities, Inc.).

    RPM encounters indirect competition from many other clearing firms that provide clearing and execution services to the securities industry. RPM believes that the principal competitive factors affecting the market for its clearing services are price, technology, financial strength, client service and breadth of services. Based on management's experience, RPM believes that it presently competes effectively with respect to each of these factors.

    A number of competitors have significantly greater financial, technical, marketing and other resources than RPM. Some of RPM's competitors offer a wider range of services and products than RPM offers and have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and client requirements than RPM, and may be able to undertake more extensive promotional activities and offer more attractive terms to clients. Recent advancements in computing and communications technology are substantially changing the means by which securities transactions are effected and processed, including more direct access online to a wide variety of services and information, and have created a demand for more sophisticated levels of client service. The provision of these services may entail considerable cost without an offsetting increase in revenues. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share. Additionally, large brokerage firms that currently perform their own clearing functions may decide to start marketing their clearing services to other brokerage firms.

GOVERNMENT REGULATION

    GENERAL. The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, the NYSE, other self-regulatory organizations, commonly known as SROs, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting

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
the interests of investors participating in those markets, not protecting creditors or stockholders of broker-dealers. Companies that operate in the securities industry are subject to regulation concerning many aspects of their business, including trade practices, capital structure, record retention and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of RPM's directors, officers or employees. RPM has, in the past, been subject to claims arising from the violation of such laws, rules and regulations. In the past five years, RPM's regulated companies have paid aggregate fines of less than $135,000 for infractions of these rules and regulations, including less than $85,000 paid by RPM's specialist corporation and less than $50,000 paid by RPM's clearing corporation. Neither RPM nor any of its directors, officers or employees is currently subject to any cease-and-desist orders, suspensions or disqualifications under the rules of any of these regulatory organizations. An adverse ruling in the future against RPM or its directors, officers or employees, including censure or suspension, could result in RPM or its directors, officers and other employees being required to pay a substantial fine or settlement, and could result in their suspension or expulsion.

    The regulatory environment in which RPM operates is subject to change. RPM's profitability may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. RPM may also be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD. Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of securities firms. RPM cannot predict what effect any such changes might have.

    NYSE. As a NYSE specialist firm, RPM is under constant review by the NYSE on all aspects of its operations and financial condition. As part of the price discovery mechanism implemented by the NYSE, every specialist transaction is published immediately on the tape and is broadcast worldwide. The NYSE also employs sophisticated monitoring and stringent rules approved by the SEC. The NYSE's Market Surveillance Division examines specialists' trading in all stocks, every trading day, including specialists' decisions to trade or to not trade as principal.

    NET CAPITAL RULE. The net capital rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth, plus qualifying subordinated borrowings, less specified mandatory deductions that result from excluding assets that are not readily convertible into cash and from the conservative valuation of other specified assets. Among these deductions are adjustments, which are commonly called "haircuts," which reflect the possibility of a decline in the market value of firm inventory prior to disposition. Failure to maintain the required net capital may subject RPM to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and, if not cured, could ultimately require its liquidation. The net capital rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if such payment would reduce its net capital below required levels.

    The net capital rule also provides that the SEC may restrict for up to 20 business days any capital withdrawal, including the withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the net capital rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under specified subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital,

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
par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

    A change in the net capital rule, the imposition of new rules or any unusually large charges against net capital could limit some of RPM's operations that require the intensive use of capital and also could restrict RPM's ability to withdraw capital from RPM's broker-dealer subsidiaries, which in turn could limit RPM's ability to pay dividends, repay debt or repurchase shares of outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect RPM's ability to expand or even maintain its present levels of business.

    SPECIALIST MARKET. As a broker-dealer, RPM's specialist corporation is subject to SEC Rule 15c3-1, which requires minimum net regulatory capital. RPM's specialist corporation computes its net capital requirements under the uniform net capital rule on what is known as the "alternative method", and at October 27, 2000, RPM's specialist corporation's required minimum net capital under the uniform net capital rule was $250,000. At October 27, 2000, RPM's specialist corporation had net capital of $110.0 million, which exceeded the foregoing requirements by about $109.7 million.

    The NYSE also requires members registered as specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement. Effective October 31, 2000, the NYSE changed Rule 104, its minimum net liquid asset requirements. These changes require specialist units that currently exceed five percent in any of the NYSE's four concentration measures to maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to:

    - $4.0 million for each stock in the Dow Jones Industrial Average;

    - $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification;

    - $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stocks included in the previous classifications;

    - $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications; and

    - $100,000 for each stock not included in any of the above classifications.

    As of October 27, 2000, RPM's specialist corporation's net liquid assets were about $111.1 million, $94.6 million in excess of its requirement of $16.5 million on that date. As of October 31, 2000, due to the NYSE's changes to Rule 104, the net liquid assets required for RPM's specialist corporation increased to $106.6 million. On that date, RPM's specialist corporation had net liquid assets of about $111.1 million, which was about $4.5 million more than the new NYSE requirement. Failure to maintain the required net capital and net liquid assets may subject RPM to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

    CLEARING ACTIVITIES. As a broker-dealer, RPM's clearing corporation is subject to SEC Rule 15c3-1, which requires minimum net regulatory capital. Like RPM's specialist corporation, RPM's clearing corporation computes its net capital requirements under the uniform net capital rule on what is known as the "alternative method" and at October 27, 2000, RPM's clearing corporation was required to maintain minimum net capital, equal to the greater of $250,000 or 2.0% of aggregate debits, which as of such date, were about $1.0 million. At October 27, 2000, RPM's clearing corporation's net capital was about
$15.8 million and exceeded its minimum requirement of $1.0 million by about $14.8 million.

    As a member firm of the NASD, RPM's activities are closely monitored for compliance with the federal securities laws and the rules and regulations of the NASD itself. NASD Regulation, Inc., a

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
separate, independent subsidiary of the NASD, monitors the activities of members and regulates certain securities markets for the ultimate benefit and protection of the investing public. NASD Regulation, Inc. carries out these responsibilities through:

    - the education, registration and testing of securities professionals;

    - on-site examinations to determine compliance with applicable laws and rules;

    - continuous automated surveillance of the Nasdaq and over-the-counter securities markets; and

    - the review of member advertisements and sales literature.

    NASD Regulation, Inc. also maintains the qualification, employment, and disclosure histories of the registered securities employees of member firms through the automated, electronic Web Central Registration Depository system.

    NASD Regulation, Inc. may initiate disciplinary action against RPM and/or its employees if it finds, among other things, that:

    - RPM's supervisory systems are inadequate;

    - RPM employs unregistered individuals to perform registered functions;

    - RPM's employees engage in securities sales practice violations;

    - RPM extends credit to clients in violation of Regulation T of the Federal Reserve; or

    - RPM has failed to comply with net capital requirements of Securities Exchange Act Rule 15c3-1.

    Such actions may result in penalties to RPM, its principals and/or other employees in the form of censures, fines, suspensions, undertakings, bars from association with other members or the revocation of RPM's NASD membership.

    In addition, as a NYSE member organization, RPM's activities, including all aspects of its trading, operations and financial condition, are under constant review by the NYSE for compliance with applicable securities laws and rules. To become a member firm, a company must meet the rigorous professional standards set by the NYSE. With respect to market integrity and trade disclosure, the price discovery mechanism implemented and called for in the NYSE's rules requires that all transactions in applicable securities be reported and "printed" to the NYSE's consolidated tape in an effort to assure market transparency. Subject to certain exceptions, this trade reporting must occur within a specified time period after execution. In connection with this requirement, among other things, the NYSE employs sophisticated surveillance techniques to enforce its rules and regulations. Furthermore, the NYSE's Market Surveillance Division examines specialist trading in all stocks each trading day, including each specialists' participation, or lack thereof, in a given security.

FACILITIES

    As of December 31, 2000, RPM leased about 43,500 square feet of office space at 20 Broad Street, 14 Wall Street and One Exchange Plaza in New York, New York, and leased one trading post on the NYSE floor. Aggregate annual base rent for such properties is about $1.1 million.

    Through its subsidiary Remco and Remco's subsidiaries, RPM engages in real estate management activities, and in connection with these activities manages and holds real estate. In connection with, and prior to the consummation of, the merger, RPM will dispose of Remco and its properties to George E. Robb, Jr., RPM's President and controlling stockholder, in connection with Mr. Robb, Jr.'s relinquishment of his controlling interest in RPM.

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
EMPLOYEES

    As of December 31, 2000, RPM had 227 full-time employees, including 123 employees in its clearing operations, 97 employees in its specialist operations, four employees in its financial services operations and three employees in its real estate management operations. These employees include:

    - four senior management personnel;

    - 27 specialists; and

    - 54 trading assistants.

    None of the above employees is covered by a collective bargaining agreement, and RPM has never experienced an employment-related work stoppage. RPM considers its employee relations to be excellent.

LEGAL PROCEEDINGS

    RPM is a party to legal proceedings arising in the ordinary course of its business. While any legal proceeding has an element of uncertainty, RPM believes that the final outcome of such matters will not have a material adverse effect on its financial position or future liquidity. Furthermore, RPM knows of no material legal proceedings, pending or threatened, or judgments entered, against any director or officer of RPM in his or her capacity as such.

                               MANAGEMENT OF RPM

    The following are the directors and executive officers of RPM (and their positions with RPM) who will serve as directors and/or executive officers of the combined company following the merger:

NAME                                          AGE      POSITION
----                                        --------   --------
George E. Robb, Jr........................     44      President and Director
Robert M. Murphy..........................     44      Executive Vice President and Director

    GEORGE E. ROBB, JR. is President and a director of RPM's specialist corporation. He has been employed by RPM since February 1976. He became a specialist in 1977, and has over 25 years of experience in the specialist business.

    ROBERT M. MURPHY is an Executive Vice President and a director of RPM and serves as President and Chief Executive Officer of RPM's specialist corporation. He has been with RPM since October 1985. He previously worked for M.J. Meehan & Co., another NYSE specialist firm, where he became a member (specialist) of the NYSE in 1982. Mr. Murphy is a member of the board of directors of the NYSE. He serves on the board's Market Performance Committee, Finance and Audit Committee, Committee for Review, Technology Planning and Oversight Committee and subcommittee on Floor Facilities. He is also liaison to the Institutional Traders Advisory Committee. Previously, he was a NYSE governor and floor official. Mr. Murphy recently completed a three-year term on the board of the Securities Industry Association and served two terms as a director of the Specialist Association.

    Each of these persons serves as a member of Executive Committee of RPM's board of directors. Each director of RPM serves until his successor is duly elected and qualified. Officers serve at the discretion of the board of directors.

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
                          RPM'S EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table sets forth information for the fiscal year ended April 28, 2000 as to the compensation paid to Messrs. Robb and Murphy.

SUMMARY COMPENSATION TABLE

                                                                           ANNUAL COMPENSATION
                                                              YEAR ENDED   -------------------
NAME AND PRINCIPAL POSITION                                   APRIL 28,     SALARY     BONUS
---------------------------                                   ----------   --------   --------
George E. Robb, Jr., President..............................     2000      $425,000   $830,131
Robert M. Murphy, Executive Vice President..................     2000       375,000    823,645

    RPM has entered into a supplemental executive retirement plan, or SERP, agreement with Robert M. Murphy. The SERP agreement provides for a supplemental retirement benefit equal to $20,833 per month for 240 months, beginning on the later of the date Mr. Murphy terminates his employment with RPM or the date he reaches age 56. The benefit is subject to four-year vesting commencing on August 1, 1997, but the agreement provides that upon a change in control of RPM the SERP benefits fully vest and become immediately payable. The merger of RPM into LaBranche will constitute a change in control of RPM. As a result, commencing on the date of closing of the merger, Mr. Murphy will immediately become entitled to a lump sum payment of his entire SERP benefit, totaling
$5.0 million. The SERP agreement also provides for retiree medical and long-term care benefits. RPM has also entered into a SERP agreement with Mr. Robb, Jr. providing for retiree medical and long-term care benefits.

    Neither Mr. Robb, Jr. nor Mr. Murphy receives any compensation for his services as a director of RPM.

    OPTION GRANTS IN FISCAL YEAR 2000

    No options or stock appreciation rights were granted to Messrs. Robb, Jr. or Murphy during the year ended April 28, 2000.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR 2000 AND YEAR-END OPTION
     VALUES

    No options or stock appreciation rights were exercised by Mr. Robb, Jr. or Mr. Murphy during the year ended April 28, 2000. The value of unexercised in-the-money options held by them at April 28, 2000 is calculated based on the net book value of the option shares on April 28, 2000 which was $1,329 per share, as determined by RPM's board of directors, less the aggregate exercise price of the options.

                                                   NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                    OPTIONS AT YEAR END         MONEY OPTIONS AT YEAR END
                                                ---------------------------   -----------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                            -----------   -------------   -------------   -------------
George E. Robb, Jr............................        --            --                 --           --
Robert M. Murphy..............................     5,000            --         $5,267,650           --

                         PRINCIPAL STOCKHOLDERS OF RPM

    The following table sets forth as of January 31, 2001 the number of shares of RPM common stock and the percentage of the outstanding shares of such class that are beneficially owned by

    - each person who is the beneficial owner of more than 5% of the outstanding shares of RPM common stock;

    - each of the directors of RPM;

    - each of the executive officers of RPM; and

    - all of the directors and executive officers of RPM as a group.

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

                                                             NUMBER OF SHARES OF
NAME AND ADDRESS OF                                             COMMON STOCK            PERCENTAGE
BENEFICIAL OWNER(1)                                         BENEFICIALLY OWNED(2)   BENEFICIALLY OWNED
-------------------                                         ---------------------   ------------------
George E. Robb, Jr........................................           36,000                51.36%
Cornelius F. Bodtmann.....................................            1,100(3)              1.54%
Nathan J. Mistretta.......................................            8,000                11.41%
Robert M. Murphy..........................................           15,000(4)             19.97%
James B. Robb.............................................            6,000                 8.56%
Frederick F. Tramutola, Jr................................            5,000(5)              7.03%
All executive officers and directors as a group (6
  persons)................................................           71,100(6)             92.10%

------------------------

(1) Unless otherwise indicated, the address of each stockholder is in care of RPM, 20 Broad Street, New York, New York 10005.

(2) Unless otherwise indicated, RPM believes that all persons named in the table have sole voting and investment power with respect to all shares of RPM common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this proxy statement/prospectus upon the exercise of options, warrants, options or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that the warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days of the date of this proxy statement/prospectus, have been exercised.

(3) Consists of vested options to purchase shares of common stock of RPM.

(4) Includes vested options to purchase 5,000 shares of common stock of RPM.

(5) Includes vested options to purchase 1,000 shares of common stock of RPM.

(6) Includes vested options to purchase 7,100 shares of common stock of RPM held by such officers and directors.

    Because RPM's directors and executive officers hold substantially all the outstanding common stock of RPM, a vote by such directors and executive officers in favor of the merger will be sufficient to approve the merger.
Messrs. Mistretta, Tramutola, Murphy, James B. Robb and George E. Robb, Jr. also hold non-voting preferred stock that will be redeemed prior to the consummation of the merger. See "Description of Capital Stock of RPM--Preferred Stock."

                        RPM'S RELATED PARTY TRANSACTIONS

    Pursuant to a series of five promissory notes from George E. Robb, Jr. to RPM dated between 1994 and 1995, Mr. Robb Jr. owed RPM an aggregate of about $0.5 million as of December 31, 2000; and pursuant to a series of eleven promissory notes from Mr. James B. Robb to RPM dated between 1986 and 1989, Mr. James B. Robb owed RPM an aggregate of about $0.2 million as of December 31, 2000. Mr. George Robb is RPM's President and Mr. James B. Robb is George E. Robb, Jr.'s brother and a Senior Vice President and a director of RPM. These obligations will remain in effect following the merger. Pursuant to a consulting agreement with Ms. Deborah Larrinaga, the ex-spouse of Mr. George E. Robb, Jr. Ms. Larrinaga is paid $100,000 per year; this consulting agreement will be terminated on the consummation of the merger. In December 2000, RPM sold a Loxahatchee, Florida condominium unit owned by RPM to Clare P. Robb, Mr. Robb, Jr.'s mother, for a sales price of $240,000.

    Through Remco, RPM's subsidiary, RPM conducts real estate management operations and, through Remco's subsidiaries, owns real property. Prior to the merger, RPM will dispose of Remco to George E. Robb, Jr., RPM's President and controlling stockholder. As of December 31, 2000, the recorded net book value of Remco and its subsidiaries was about $7.3 million. See "Description of RPM's Business--Properties."

                    DESCRIPTION OF LABRANCHE'S CAPITAL STOCK

    LaBranche's authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value. Upon the closing of the RPM merger, and after giving effect to the issuance of 6,924,337 shares of common stock and 100,000 shares of Series A preferred stock in the merger, there will be 56,028,198 shares of LaBranche common stock and 100,000 shares of LaBranche Series A preferred stock issued and outstanding.

COMMON STOCK

    Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of LaBranche common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as LaBranche's board of directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by LaBranche's certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon LaBranche's liquidation, dissolution or winding-up, the assets legally available for distribution to its stockholders will be distributed ratably among the holders of its common stock after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

    LaBranche common stock is listed on the NYSE under the symbol "LAB." The LaBranche common stock to be issued to RPM stockholders in the merger will be listed on the NYSE.

PREFERRED STOCK

    The 10,000,000 authorized shares of LaBranche's preferred stock may by issued in one or more series without further stockholder authorization, and LaBranche's board of directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to fix and determine the variations as among series. Preferred stock has priority over LaBranche's common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation, and LaBranche may be obligated to repurchase or redeem it. LaBranche's board of directors can issue preferred stock without the approval of its common stockholders. Preferred stock may have voting and conversion rights (including multiple voting rights) which could adversely affect the rights of holders of its common stock. In addition to having a preference with respect to dividends or liquidation proceeds, its preferred stock may be entitled to the allocation of capital gains from the sale of LaBranche's assets. LaBranche does not have any present plans to issue any shares of preferred stock other than the Series A preferred stock being issued in connection with the merger.

SERIES A PREFERRED STOCK

    Prior to the effective time of the merger, LaBranche will file a certificate of designations, preferences and rights for its Series A preferred stock with the Delaware secretary of state. At present, other than the Series A preferred stock to be issued in the merger, LaBranche has no intention to issue any additional shares of preferred stock.

    DIVIDENDS. A holder of a share of LaBranche Series A preferred stock is entitled to receive a cumulative cash dividend at an annual rate of 8% of the original issue price of such share until the fourth anniversary of its original issue date, at an annual rate of 10% thereafter until the fifth anniversary of its original issue date and at an annual rate of 10.8% after the fifth anniversary of its original issue date. Dividends are payable on the first day of January and the first day of July of each year (or if such date is not a regular business day, then the next business day thereafter), commencing on July 1, 2001. Dividends on the issued and outstanding shares of Series A preferred stock will be preferred and cumulative and will accrue from day to day from the date on which they are originally issued.

    VOTING RIGHTS. In addition to any other vote required by the DGCL, the vote or written consent of holders of at least a majority of the outstanding shares of Series A preferred stock, voting separately as a class, will be necessary for effecting or validating the following actions:

    - Amending, altering or repealing any provision of LaBranche's Certificate of Incorporation or Bylaws that alters, changes or waives any powers, preferences, rights, privileges, qualifications, limitations or restrictions with respect to the Series A preferred stock;

    - The authorization, creation or issuance of any class or series of shares of stock that ranks senior to or equal to the Series A preferred stock as to the payment of dividends or other distributions or contains any mandatory or optional redemption provision;

    - Any change in the total number of authorized shares of Series A preferred stock;

    - Any redemption or repurchase of LaBranche's junior securities except for
      (i) a redemption or repurchase of shares of its common stock effectuated pursuant to an offer made concurrently with a redemption or repurchase offer to the holders of shares of Series A preferred stock in total dollar amounts equal to that of the offer made to the holders of LaBranche's common stock, and (ii) LaBranche's acquisition of common stock pursuant to good faith agreements to repurchase or redeem shares of common stock held by its directors, officers and employees; and

    - Any of the following transactions or series of related transactions if, in connection with or as a result of such transaction or series of related transactions, the holders of Series A preferred stock are not entitled to receive cash for the shares of Series A preferred stock in an amount equal to their aggregate liquidation preference:

     - a consolidation or merger of LaBranche into another corporation or entity (other than for the purpose of reincorporating in another jurisdiction), a share exchange with another corporation or a corporate reorganization in which the holders of LaBranche's voting power immediately before such consolidation, merger, share exchange or reorganization own less than 50% of the resulting or surviving entity's voting power immediately following such transaction;

     - a transaction or series of related transactions that requires a vote of the holders of LaBranche's common stock and in which more than 50% of LaBranche's voting power is transferred to persons other than those who held that voting power immediately before such transaction or transactions;

     - a transaction or series of related transactions in which LaBranche issues more than 50% of its voting power to persons other than those who held such voting power immediately before such transaction or transactions; or

     - a sale, lease or other disposition of its assets resulting in LaBranche no longer owning a direct or indirect interest in 50% or more of its and its subsidiaries' tangible and intangible assets.

    LIQUIDATION RIGHTS. In the event of a liquidation, dissolution or winding up of LaBranche, each holder of Series A preferred stock will be entitled to be paid, prior to all other classes of LaBranche stock or other equity securities, out of its assets an amount per share of Series A preferred stock equal to the sum of that share's liquidation preference and all accrued and unpaid dividends on that share.

    REPURCHASE OFFERS. LaBranche may not, and may not permit any of its subsidiaries or affiliates to, acquire directly or indirectly by purchase or otherwise any of the outstanding shares of Series A preferred stock except pursuant to an offer made equally and ratably to all holders of shares of

Series A preferred stock to purchase or otherwise acquire the shares of Series A preferred stock held by them for the same amount and type of consideration and upon the same terms and conditions.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless

    - the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (we have not made such an election);

    - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

    - upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan); or

    - the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation's voting stock.

    Section 203 could have the effect of delaying, deferring or preventing a change in control of LaBranche. In addition, provisions of LaBranche's certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by LaBranche's stockholders.

CLASSIFIED BOARD OF DIRECTORS

    LaBranche's board of directors is divided into three classes of directors serving staggered three-year terms. About one-third of the board of directors are elected each year. These provisions, when coupled with the provision of LaBranche's certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

STOCKHOLDER ACTION; SPECIAL MEETINGS OF STOCKHOLDERS

    LaBranche's bylaws provide that its stockholders may not take action by written consent, but only at an annual or special meeting of stockholders. LaBranche's by-laws further provide that special meetings of its stockholders may be called only by the chairman of the board of directors or a majority of the board of directors.

SUPERMAJORITY VOTING PROVISIONS

    LaBranche's certificate of incorporation provides that the affirmative vote of at least two-thirds of its stockholders is required to amend the provisions of its certificate of incorporation and by-laws relating to the classification of the board of directors, stockholder action by written consent and the calling of special meetings.

AUTHORIZED BUT UNISSUED SHARES

    LaBranche's authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could render more difficult or discourage an attempt to obtain control of LaBranche by means of a proxy contest, tender offer, merger or otherwise.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    LaBranche has entered into indemnification agreements with its current directors and executive officers. These agreements may have the practical effect in some cases of eliminating LaBranche's stockholders' ability to collect monetary damages from its directors. LaBranche believes that these contractual agreements and the provisions in its certificate of incorporation and by-laws are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for LaBranche's common stock is Firstar Bank, N.A.

                       DESCRIPTION OF RPM'S CAPITAL STOCK

    The following summary of the terms of RPM's capital stock prior to completion of the merger is not meant to be complete and is qualified by reference to RPM's charter and by-laws. Copies of RPM's charter and by-laws are incorporated herein by reference and will be sent to holders of shares of RPM's common stock upon request.

AUTHORIZED CAPITAL STOCK

    Under RPM's charter, RPM's authorized capital stock consists of 279,117 shares. Of these shares, 200,050 are designated as common stock, $.10 par value per share, and 79,067 are designated as preferred stock, $.10 par value per share. The preferred stock is divided into:

    - 21,000 shares of First Preferred Stock;

    - 300 shares of Second Preferred Stock;

    - 35,491 shares of Third Preferred Stock; and

    - 22,276 shares of Fourth Preferred Stock.

    All the outstanding shares of preferred stock will be redeemed prior to the consummation of the merger.

COMMON STOCK

    OUTSTANDING. As of the record date for the special meeting, 70,100 shares of RPM common stock were issued and outstanding, and an additional 28,100 shares of common stock were subject to issuance upon exercise of outstanding stock options. The outstanding shares of RPM common stock are duly authorized, validly issued, fully paid and non-assessable.

    VOTING RIGHTS. Each holder of RPM common stock is entitled to one vote for each share of RPM common stock held of record on the applicable record date on all matters submitted to a vote of stockholders.

    DIVIDEND RIGHTS. After the payment or declaration and setting aside of a dividend of $5.00 per share on shares of preferred stock for a fiscal year, RPM's board of directors may, from time to time, (but is not required to) declare a dividend on the shares of common stock payable in cash, securities (other than shares of First, Second, Third or Fourth Preferred Stock) or other property to the holders thereof.

    RIGHTS UPON LIQUIDATION. After payment in full of the amounts due to all the holders of shares of preferred stock, each of the holders of shares of common stock is entitled to receive a portion of the remaining assets of RPM available for distribution to its stockholders in liquidation, in proportion to the number of shares of such stock held.

    PREEMPTIVE RIGHTS. Holders of RPM common and preferred stock have no preemptive rights to purchase, subscribe for, or otherwise acquire any unissued or treasury shares or other securities.

PREFERRED STOCK

    OUTSTANDING. As of the record date for the special meeting, 26,640 shares of RPM preferred stock were issued and outstanding, including 14,887 shares of Third Preferred Stock and 11,753 shares of Fourth Preferred Stock. No shares or First Preferred Stock or Second Preferred Stock are outstanding. All the preferred stock will be redeemed prior to the consummation of the merger.

    BLANK CHECK PREFERRED. RPM's board of directors has no authority to issue blank check preferred stock.

    VOTING RIGHTS. Except as otherwise provided by law, holders of shares of preferred stock have no voting power and are not entitled to notice of any meeting of the stockholders of RPM.

    DIVIDEND RIGHTS. RPM's board of directors may (but is not required to) declare a dividend on shares of each class of preferred stock, payable in cash, equal to a maximum of $5.00 per share with respect to any fiscal year. For dividend payment purposes, all outstanding First, Second, Third and Fourth Preferred Stock is considered as one class. The holders of preferred stock are entitled to participate ratably, share for share, without preference of one class over any other, in such dividend. The dividend, if any, on the preferred stock is payable within thirty (30) days after the filing of the federal income tax return for the fiscal year as RPM's board of directors shall determine, and is payable out of surplus only. Dividends on the preferred stock are not cumulative and cease to be an obligation of RPM if not paid when due. No dividends or other distributions in cash, securities or other property may be made on the common stock with respect to any fiscal year unless a dividend on the preferred stock equivalent to $5.00 per share has previously been paid or declared for that fiscal year and, if declared but unpaid, a sum sufficient for the payment thereof has been set apart.

    RIGHTS UPON LIQUIDATION. On liquidation, holders of each series of preferred stock are entitled to receive $100 for each share of preferred stock held. The holders of the First Preferred Stock have first priority as to liquidation and are entitled to receive $100 per share held by them before holders of other preferred stock receive their liquidation value. The holders of the Second Preferred Stock have second priority, the holders of the Third Preferred Stock have third priority, and the holders of the Fourth Preferred Stock have fourth priority as to liquidation distributions. Following payment to holders of the preferred stock, holders of the common stock are entitled to liquidation distributions.

REDEMPTION RIGHTS OF CAPITAL STOCK

    RPM has the right, at any time, to redeem all (but not less than all) of the shares of all classes of RPM capital stock. Whenever any holder of capital stock who is required to be approved by the NYSE ceases to be so approved, RPM has the right to require the holder to reduce his or her ownership to the level required by the NYSE; and in such event RPM may purchase all or some of the holder's shares as necessary. In addition, each holder of shares of capital stock of RPM has the right to require RPM to redeem all (but not less than all) of the shares of RPM's capital stock held by such stockholder. RPM may elect, within 60 days after it gets a redemption notice, to dissolve and liquidate. Holders of preferred stock are entitled to receive $100 for each share redeemed, and holders of common stock are entitled to receive the net book value per share for each share redeemed (as determined in accordance with RPM's charter) plus 10% interest from the date of determination of RPM's net book value, but RPM will not be required to pay more than (a) the proposed price offered by the proposed transferee for all of such shares or (b) the aggregate consideration for such shares, which is less. The redemption price is payable in cash or partly in cash and partly evidences of debt of RPM, so long as the cash paid is not less than 20% of the redemption price, and so long as the evidences of debt comply with the requirements relating to them contained in the charter. RPM cannot redeem shares of stock if it does not have funds legally available for such redemption. The redemption rights automatically terminate if RPM makes an underwritten public offering of its capital stock or a bankruptcy event occurs.

    All the outstanding shares of preferred stock will be repurchased prior to the consummation of the merger.

        MATERIAL DIFFERENCES IN RIGHTS OF LABRANCHE AND RPM STOCKHOLDERS

    Upon consummation of the merger, the RPM stockholders will become stockholders of LaBranche, a Delaware corporation, and their rights will be governed by LaBranche's charter and bylaws, which differ in certain material respects from RPM's charter and bylaws. As stockholders of LaBranche, former RPM stockholders will continue to be governed by Delaware law. Copies of the LaBranche charter and bylaws and the RPM charter and bylaws, in each case as in effect on the date of this proxy statement/prospectus, are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

                  LABRANCHE                                         RPM
---------------------------------------------  ---------------------------------------------
                                  AUTHORIZED CAPITAL STOCK

The authorized capital stock of LaBranche      The authorized capital stock of RPM consists
consists of 200 million shares of common       of 200,050 shares of common stock, par value
stock, par value $0.01 per share, and          $.10 per share, 21,000 shares of non-voting
10 million shares of preferred stock, par      First Preferred Stock, par value $.10 per
value $0.01 per share.                         share, 300 shares of non-voting Second
LaBranche may, by resolution of its board of   Preferred Stock, par value $.10 per share,
directors, and without any further vote or     35,491 shares of non-voting Third Preferred
action by its stockholders, authorize and      Stock, par value $.10 per share, and 22,276
issue, subject to certain limitations          shares of non-voting Fourth Preferred Stock,
prescribed by law, up to 10 million shares of  par value $.10 per share.
preferred stock. The preferred stock may be    The holders of RPM preferred stock have
issued in one or more series of shares. With   certain rights, preferences and privileges
respect to any series, the board of directors  relating to the receipt of dividends and the
may determine the designation and the number   distribution of assets upon a liquidation,
of shares, preferences, limitations and        dissolution or winding up of RPM. Prior to
special rights, including dividend rights,     the closing of the merger, RPM will
conversion rights, voting rights, redemption   repurchase its outstanding preferred stock.
rights and liquidation preferences. Because
of the rights that may be granted, the
issuance of preferred stock may delay, defer
or prevent a change of control. No shares of
preferred stock currently are outstanding. In
connection with the merger, LaBranche expects
to issue 100,000 shares of its Series A
preferred stock.

                                     SIZE OF THE BOARD

The LaBranche board currently consists of      The RPM board currently consists of six
eight directors. Under the LaBranche bylaws,   directors serving one-year terms. The board
the number of directors constituting the       must consist of the number of directors
board may be no fewer than one. The number of  elected at the last annual meeting of RPM's directors may be increased at any time by the  stockholders. The number of members of the
vote of a majority of the directors then in    board of directors may be decreased to a
office.                                        number not less than one or increased to a
                                               number not more than nine by the vote of the
                                               stockholders or the board of directors.

                  LABRANCHE                                         RPM
---------------------------------------------  ---------------------------------------------
                          CLASSIFICATION OF THE BOARD OF DIRECTORS

The LaBranche board is divided into three      The RPM board is not divided into classes.
classes. Each class must be as nearly equal    Directors are elected at each annual meeting
in number as possible. Each class of           of stockholders for a term of one year.
directors serves a staggered three-year term,
and the term of each of the other two classes
of directors expires in one of the next two
succeeding years.

                                       BOARD MEETINGS

Under the LaBranche bylaws, regular meetings   Under the RPM bylaws, each regular meeting of
of the board of directors are held each year   the board of directors is held at a time and
at the place of, and immediately following,    place specified in a resolution adopted by
the annual meeting of stockholders. Other      the board or if there is no such resolution
regular meetings of the board of directors     then in effect, as specified in a notice of
may be held at such times and places as the    the meeting or in a waiver of notice signed
board of directors may provide, by             by the entire board of directors. If the time
resolution, without notice other than the      and place of a regular meeting has been fixed
resolution.                                    by a resolution of the board of directors
Under the LaBranche bylaws, special meetings   then in effect, notice of the regular meeting
of the board of directors may be called by:    need not be given except as otherwise
        - the Chairman;                        provided by statute.
        - the President; or                    Under the RPM bylaws, special meetings of the
        - the Secretary, if the Secretary      board of directors may be called by the
          receives written request from two    President upon at least two days' prior
          or more directors.                   notice to each director.
    Written notice of the meeting must be
given to each director in a manner reasonably
calculated to reach the director at least 48
hours prior to the meeting.

                                    REMOVAL OF DIRECTORS

Under the LaBranche bylaws, directors may      Under the RPM bylaws, directors may be
only be removed for cause as defined in the    removed with or without cause by the holders
Delaware General Corporation Law.              of a majority of the outstanding RPM shares
                                               entitled to vote for the election of
                                               directors.

                  LABRANCHE                                         RPM
---------------------------------------------  ---------------------------------------------
                                         DIVIDENDS

Common stockholders are entitled to receive    Holders of RPM common stock and preferred
ratable dividends when, as and if declared by  stock are entitled to receive ratable
LaBranche's board of directors. The holders    dividends when, as and if declared by the
of the Series A Preferred Stock are entitled   board of directors. The entitlement of the
to receive a cumulative cash dividend at an    holders of the common stock to dividends, is
annual rate of 8% per share of the original    subject to the preferential dividend rights
issue price of such shares until the fourth    of the preferred stockholders to receive
anniversary of the date on which LaBranche     dividends in the amount of up to $5 per share
originally issued shares of Series A           per fiscal year. See "Description of RPM's
Preferred Stock, and at an annual rate of 10%  Capital Stock--Preferred Stock--Dividend thereafter until the fifth anniversary of the  Rights."
date on which we originally issued shares of
Series A Preferred Stock and at an annual
rate of 10.8% after the fifth anniversary of
the date on which LaBranche originally issued
shares of Series A Preferred Stock.
Dividends are payable on the first day of
January and the first day of July of each
year (or if such date is not a regular
business day, then the next business day
thereafter), commencing on July 1 2001.
Dividends on the issued and outstanding
shares of Series A Preferred Stock shall be
preferred and cumulative and shall accrue
from day to day from the date on which we
originally issue shares of Series A
Preferred Stock.

                       AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

Article Sixth, relating to the repeal or       The charter of RPM may be amended in any
alteration of the bylaws, and Article          manner provided by Delaware law.
Seventh, relating to voting of stockholders,
of LaBranche's amended and restated
certificate of incorporation state that those
Articles may not be repealed or amended
unless the action is approved by (1) a
majority of continuing directors (in addition
to the vote of a majority of stockholders as
required by the DGCL) or (2) in the event an
interested stockholder has directly or
indirectly proposed an amendment. The
affirmative vote of (A) 80% of the voting
shares or (B) 66 2/3% of the voting shares
held by the disinterested stockholders.

                  LABRANCHE                                         RPM
---------------------------------------------  ---------------------------------------------
                                  AMENDMENTS TO THE BYLAWS

The LaBranche bylaws may be altered, amended   The RPM bylaws may be amended or repealed by
or repealed by the board of directors at any   majority vote of the board of directors so
annual or regular meeting of the board of      long as the proposed action relating to the
directors, or at a special meeting of the      bylaws is stated in the notice of such
board of directors if notice of such           special meeting. A majority of the
alteration, amendment or repeal is contained   outstanding shares of RPM stock entitled to
in the notice of such special meeting. Bylaws  vote in respect thereon, by vote at an annual
relating to special meetings of the            or special meeting or by written consent, may
stockholders, number, election and term of     amend or repeal any bylaw provision.
board members, and the provision relating to
filling board vacancies, removing directors
and appointing new directors may not be
repealed or amended unless approved by either
(i) majority of the continuing directors or
(ii) the affirmative vote of the holders of
(A) 80% of the outstanding voting shares
voting as a single class and (B) if an
interested stockholder, 66 2/3% of
outstanding shares not beneficially owned by
the interested stockholders.

                    RESTRICTIONS ON SPECIAL MEETINGS OF THE STOCKHOLDERS

Under the LaBranche bylaws, special meetings   Under the RPM bylaws, special meetings of the
of the stockholders may only be called by:     stockholders may be called by the board of
    - the Chairman of its board of directors,  directors or by the President.
or
    - its Secretary within 10 days after
      receipt of the written request of a
      majority of its directors.

                         TRANSACTIONS WITH INTERESTED STOCKHOLDERS

As a publicly held corporation, LaBranche is   RPM is not publicly held, and accordingly, is
subject to Section 203 of the DGCL. Section    not subject to Section 203 of the Delaware
203 of the DGCL generally prohibits certain    General Corporation Law.
"business combinations" between a Delaware
corporation and an "interested stockholder."
An "interested stockholder" is generally
defined as a person who, together with any
affiliates or associates of such person,
beneficially owns, or within three years
owned, directly or indirectly, 15% or more of
the outstanding voting shares of a Delaware
corporation. See "Description of LaBranche's
Capital Stock--Delaware Anti-Takeover Law and
Certain Charter Provisions."

The DGCL contains provisions enabling a
corporation to avoid Section 203's
restrictions if stockholders holding a
majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or bylaws to avoid the restrictions. LaBranche has

                  LABRANCHE                                         RPM
---------------------------------------------  ---------------------------------------------
not and does not currently intend to "elect
out" of application of Section 203 of the
DGCL.

                                     REDEMPTION RIGHTS

The LaBranche stockholders are subject to no   Under RPM charter, RPM has the right, at any
redemption rights.                             time, to redeem all (but not less than all)
                                               shares of all classes of outstanding RPM
                                               capital stock held by any stockholder; and if
                                               any holder of shares wants to transfer his or
                                               her shares, RPM has a right of first refusal
                                               to redeem such shares.

                                 ACTION BY WRITTEN CONSENT

LaBranche's bylaws provide that its            Under the RPM bylaws, RPM's stockholders may
stockholders may not take action by written    take action by written consent of the holders
consent, but only at an annual or special      of outstanding stock having not less than the
meeting of stockholders.                       minimum number of votes that would be
                                               necessary to take such action at a meeting at
                                               which all shares entitled to vote thereon
                                               were present and voted.

                                           VOTING

In addition to any other vote required by the  Except as otherwise required by law, holders
DGCL, the vote or written consent of holders   of shares of RPM preferred stock have no
of at least a majority of the outstanding      voting power.
shares of Series A preferred stock, voting
separately as a class, is necessary for
validating various actions. See "Description
of LaBranche's Capital Stock--Series A
Preferred Stock--Voting Rights."

                            MARKET PRICE INFORMATION

    LaBranche's initial public offering was completed on August 24, 1999 and its common stock is traded on the NYSE under the symbol "LAB." RPM is a privately held company and its stock is not traded or quoted in any public market. The following table shows, for the calendar quarters indicated, based on published financial sources, the high and low closing sale prices of shares of LaBranche common stock on the NYSE:

                                                                 PRICE PER SHARE
CALENDAR                                                       -------------------
 PERIOD                                                          HIGH       LOW
--------                                                       --------   --------
1999
          Third Quarter (from August 24).....................   $14.25     $11.19
          Fourth Quarter.....................................    13.38       9.38
2000
          First Quarter......................................    15.38      11.31
          Second Quarter.....................................    17.63      11.13
          Third Quarter......................................    36.25      15.44
          Fourth Quarter.....................................    39.63      22.19
2001
          First Quarter (through February 15)................    50.55      27.69

    On February 15, 2001, the closing price per share of LaBranche common stock on the NYSE was $50.55. As of February 15, 2001, LaBranche had about 117 stockholders of record. Since many of these shares are held by brokers or other nominees, the number of record holders is not representative of the number of beneficial holders.

    The table below presents:

    - the last reported sale price of one share of LaBranche common stock on the dates indicated, as reported by the NYSE; and

    - the market value of one share of RPM common stock on an equivalent per share basis.

In each case below, it is assumed that the merger had been completed on each of January 18, 2001, the last full trading day before the public announcement of the execution of the merger agreement, and on February 15, 2001, the last day for which this information could be calculated before the date of this proxy statement/prospectus. The equivalent price per share data for the RPM common stock has been determined by multiplying the last reported sale price of one share of LaBranche common stock on each of the indicated dates by 98.778 and then adding $1,426.53, the liquidation value of the LaBranche Series A preferred stock issuable to the RPM stockholders for each share of RPM common stock held by them.

                                                              EQUIVALENT PRICE
                                                LABRANCHE       PER SHARE OF
DATE                                           COMMON STOCK   RPM COMMON STOCK
----                                           ------------   ----------------
January 18, 2001.............................     $36.88         $5,069.46
February 15, 2001............................     $50.55         $6,419.76

    There are 13 holders of RPM common stock, seven holders of RPM's Third Preferred Stock and six holders of RPM's Fourth Preferred Stock (which preferred stock will be repurchased before the consummation of the merger), and 21 holders of options to purchase RPM's common stock. See "Principal Stockholders of RPM" and "Description of RPM's Capital Stock."

                              CASH DIVIDEND POLICY

    LaBranche has never declared or paid cash dividends on its capital stock. Other than the dividends payable on the Series A preferred stock in the future, LaBranche currently anticipates that it will retain earnings to support its operations and to finance the growth and development of its business, and it does not anticipate paying any cash dividends on its common stock in the future. RPM has never paid dividends on its common stock.

                                 LEGAL MATTERS

    The validity of issuance of the LaBranche common stock and Series A preferred stock to be issued to RPM stockholders in the merger will be passed upon for LaBranche by Fulbright & Jaworski L.L.P., New York, New York. It is a condition to the completion of the merger that RPM receive confirmation of the opinion issued by its counsel, Kelley Drye & Warren LLP, and annexed hereto as ANNEX C, that the merger will qualify as a "reorganization" under
Section 368(a) of the Internal Revenue Code, as amended.

                                    EXPERTS

    The audited financial statements and schedules of LaBranche & Co Inc. and Subsidiaries included in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent auditors, as stated in their reports appearing herein.

    The audited financial statements of RPM included in this proxy statement/prospectus have been audited by PricewaterhouseCoopers LLP, RPM's independent accountants, as stated in their report appearing herein.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement under the Securities Act on Form S-4 with respect to the proposed merger (together with all amendments and exhibits thereto, the "Registration Statement"), and are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. For further information with respect to LaBranche & Co Inc., please refer to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this proxy statement/ prospectus as to the contents of any contract, agreement of any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an annex to this proxy statement/prospectus or exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such annex or exhibit. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge and obtained at prescribed rates at the Public Reference Section of the SEC at its principal offices, located at 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected without charge at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Registration Statement, including the exhibits and schedules thereto, is also available at the SEC's site on the World Wide Web at http://www.sec.gov.

    You may request a copy of LaBranche's annual, quarterly and special reports, proxy statements and other information, at no cost, by writing or telephoning LaBranche at the following address:

              LaBranche & Co. Inc.
               Attention: Investor Relations
               One Exchange Plaza, 25th Floor
               New York, New York 10006
               Telephone: (212) 425-1000

    Both LaBranche and RPM have web sites. LaBranche's web site is located at www.labranche.com, and RPM's web site is located at www.robbpeck.com. The information contained in those web sites is not part of this proxy statement/prospectus and should not be relied upon in connection with the matters presented herein.

                         INDEX TO FINANCIAL STATEMENTS

LABRANCHE & CO INC. AND SUBSIDIARIES PRO FORMA CONDENSED
  CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
Pro Forma Condensed Consolidated Financial Information
  Overview (unaudited)......................................   F-3
Pro Forma Condensed Consolidated Statement of Financial
  Condition as of September 30, 2000 (unaudited)............   F-6
Pro Forma Condensed Consolidated Statement of Operations for
  the Nine Months Ended September 30, 2000 (unaudited)......   F-7
Pro Forma Condensed Consolidated Statement of Operations for
  the Year Ended December 31, 1999 (unaudited)..............   F-8
Notes to Pro Forma Condensed Consolidated Financial
  Information (unaudited)...................................   F-9
LABRANCHE & CO INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS (UNAUDITED)
Condensed Consolidated Statements of Financial Condition as
  of September 30, 2000 (unaudited).........................  F-12
Condensed Consolidated Statements of Operations for the Nine
  Months Ended September 30, 2000 and September 30, 1999
  (unaudited)...............................................  F-13
Condensed Consolidated Statements of Cash Flows for the Nine
  Months Ended September 30, 2000 and September 30, 1999
  (unaudited)...............................................  F-14
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-17
LABRANCHE & CO INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL
  STATEMENTS
Report of Independent Public Accountants....................  F-21
Consolidated Statements of Financial Condition as of
  December 31, 1999 and 1998................................  F-22
Consolidated Statements of Operations for the Years Ended
  December 31, 1999, 1998 and 1997..........................  F-23
Consolidated Statements of Changes in Stockholders'
  Equity/Memberships' Capital for the Years Ended December
  31, 1999, 1998 and 1997...................................  F-24
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 1998 and 1997..........................  F-25
Notes to Consolidated Financial Statements..................  F-26
LABRANCHE & CO INC. (PARENT COMPANY ONLY) CONDENSED
  FINANCIAL STATEMENTS
Condensed Statements of Financial Condition as of December
  31, 1999 and 1998.........................................  F-36
Condensed Statements of Operations for the Years Ended
  December 31, 1999, 1998 and 1997..........................  F-37
Condensed Statement of Changes in Stockholders'
  Equity/Members' Capital for the Years Ended December 31,
  1999, 1998 and 1997.......................................  F-38
Condensed Statements of Cash Flow for the Years Ended
  December 31, 1999, 1998 and 1997..........................  F-39
Note to Condensed Financial Statements......................  F-40

ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES
  CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants...........................  F-41
Financial Statements:
  Financial Statements as of April 28, 2000 and April 30,
    1999 and for each of the three years in the period ended
    April 28, 2000:

    Consolidated Statements of Financial Condition as of
     April 28, 2000 and April 30, 1999......................  F-42
    Consolidated Statements of Income for the fiscal years
     ended April 28, 2000, April 30, 1999 and April 24,
     1998...................................................  F-43
    Consolidated Statement of Changes in Redeemable Stocks
     and Other Equity for the fiscal years ended April 28,
     2000, April 30, 1999 and April 24, 1998................  F-44

    Consolidated Statements of Cash Flows for the fiscal
     years ended April 28, 2000, April 30, 1999 and April
     24, 1998...............................................  F-45
    Notes to Consolidated Financial Statements..............  F-46

  Unaudited Financial Statements as of October 27, 2000 and for the six-month period ended October 29, 2000

    Condensed Consolidated Statement of Financial Condition
     as of October 27, 2000.................................  F-58
    Condensed Consolidated Statements of Income for the six
     months ended October 27, 2000 and October 29, 1999.....  F-59
    Condensed Consolidated Statement of Changes in
     Redeemable Stocks and Other Equity for the six months
     ended October 27, 2000.................................  F-60
    Condensed Consolidated Statements of Cash Flows for the
     six months ended October 27, 2000 and October 29,
     1999...................................................  F-61
    Notes to Condensed Consolidated Financial Statements....  F-62

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                    OVERVIEW
                                  (UNAUDITED)

GENERAL

    The following pro forma condensed consolidated financial information is based on the historical consolidated financial statements of LaBranche after giving effect to the reorganization and related transactions to convert LaBranche from partnership to corporate form (the "Reorganization Transactions"), the acquisitions of Henderson Brothers Holdings, Inc ("Henderson") and Webco Securities, Inc. ("Webco"), and the proposed acquisition of RPM and related transactions (the "RPM Acquisition" and together with the Henderson and Webco acquisitions, the "Acquisitions and Related Transactions"). The Reorganization Transactions and the Acquisitions and Related Transactions are described in greater detail below. The pro forma condensed consolidated statement of financial condition of LaBranche reflects its financial condition on September 30, 2000, as if the RPM Acquisition had occurred on September 30, 2000. The pro forma condensed consolidated statement of operations for the nine months ended September 30, 2000 presents the results of LaBranche as if the Acquisitions and Related Transactions occurred on January 1, 2000. The pro forma condensed consolidated statement of operations for the year ended December 31, 1999 presents the results of LaBranche as if the Reorganization Transactions and the Acquisitions and Related Transactions had occurred on January 1, 1999.

    The pro forma condensed consolidated financial information has been prepared by LaBranche's management and is not necessarily indicative of the results that would have been achieved had the Reorganization Transactions and the Acquisitions and Related Transactions occurred on the dates indicated or that may be achieved in the future. The unaudited pro forma financial information should be read in conjunction with the audited historical financial statements of LaBranche and RPM included elsewhere in this proxy statement/prospectus.

REORGANIZATION TRANSACTIONS

    On August 24, 1999, LaBranche reorganized from partnership to corporate form, with the members of LaB Investing Co. L.L.C. exchanging their membership interests for common stock in LaBranche, and completed its initial public offering. In that offering, LaBranche sold 10,500,000 shares of common stock and received net proceeds of $134.8 million. Concurrently with the offering, LaBranche issued $100.0 million aggregate principal amount of senior notes.

    The redemption of limited partners' interest was accounted for as a step acquisition under the purchase method of accounting. The excess of purchase price over the limited partners' capital accounts was allocated to intangible assets with corresponding respective lives as follows:

INTANGIBLE ASSET                                             AMOUNT      LIFE
----------------                                            --------   --------
Specialist Stock Listing..................................   $ 93.6    40 years
Trade Name................................................     26.6    40 years
Goodwill..................................................      7.2    15 years
                                                             ------
                                                             $127.4
                                                             ======

HENDERSON AND WEBCO ACQUISITIONS

    Effective March 2, 2000, LaBranche acquired all the outstanding capital stock of Henderson for an aggregate purchase price of approximately
$228.4 million. The acquisition was accounted for under the purchase method of accounting. The results of Henderson's operations have been included in

LaBranche's condensed consolidated financial statements since March 2, 2000. The excess of purchase price over fair value of approximately $204.9 million was allocated to intangible assets with corresponding respective lives as follows:

INTANGIBLE ASSET                                             AMOUNT      LIFE
----------------                                            --------   --------
Specialist Stock Listing..................................   $ 87.7    40 years
Goodwill..................................................    117.2    15 years
                                                             ------
                                                             $204.9
                                                             ======

    Effective March 9, 2000, LaBranche acquired Webco for an aggregate purchase price of $11.0 million in cash, $3.0 million in senior promissory notes and
2.8 million shares of LaBranche's common stock. The acquisition was accounted for under the purchase method of accounting. The results of operations formerly conducted by Webco have been included in LaBranche's condensed consolidated financial statements since March 9, 2000. The excess of purchase price over fair value of approximately $28.8 million was allocated to intangible assets with corresponding respective lives as follows:

INTANGIBLE ASSET                                             AMOUNT      LIFE
----------------                                            --------   --------
Specialist Stock Listing..................................   $ 9.8     36 years
Goodwill..................................................    19.0     15 years
                                                             -----
                                                             $28.8
                                                             =====

    The allocation of purchase price and determination of useful lives was based upon an independent appraisal. The useful life of the specialist stock list was determined based upon analysis of historical turnover characteristics of the specialist stocks.

    Effective March 2, 2000, LaBranche incurred senior subordinated indebtedness with a principal amount of $250.0 million. The proceeds of the indebtedness, net of a discount of approximately $4.3 million and issuance costs of approximately $6.9 million, were used for the acquisition of Henderson and partially for the acquisition of Webco and to pay related transaction costs of both acquisitions.

RPM ACQUISITION

    LaBranche will account for the RPM Acquisition under the purchase method of accounting. Accordingly, LaBranche will establish a new basis of accounting for RPM's assets and liabilities based upon their fair values and the value of the merger consideration including the costs associated with the acquisition. The purchase accounting adjustments made in connection with the development of pro forma condensed consolidated financial statements are preliminary and have been made solely for purposes of developing such pro forma consolidated financial information. The financial statement amounts associated with ROBB PECK McCOOEY Real Estate Management Corporation & Subsidiaries ("RPM Real Estate"), RPM Asset Management and ROBB PECK McCOOEY Clearing Corporation Investment Division ("RPM Investment Division"), for the respective periods have been reversed as none of these business lines will be acquired by LaBranche. The pro forma adjustments do not reflect any operating efficiencies or cost savings that may be achieved with respect to the combined company.

    Actual compensation expense for RPM has been adjusted for nine employees of RPM who will become managing directors of LaBranche with annual base salaries of $250,000 each and will become eligible to participate in LaBranche's Annual Incentive Plan. No other compensation adjustments have been made in connection with the development of the pro forma condensed consolidated results of operations. Additionally, compensation expense includes $2.4 million for three employees of RPM who plan to retire upon the completion of the RPM Acquisition. Accordingly, management believes the pro forma compensation expense may not reflect future cost savings once comprehensive compensation policies are implemented for the combined companies.

    Under the terms of the merger agreement, LaBranche will acquire RPM for an aggregate of approximately 6.9 million shares of common stock and shares of nonconvertible preferred stock having an aggregate face value of approximately $100.0 million and estimated fair value of approximately $89.1 million. In addition, all obligations under RPM's outstanding option agreements with employees will be assumed, with each option to purchase RPM common stock being converted into an option to purchase 98.778 shares of LaBranche common stock. The excess of purchase price over fair value of approximately $448.5 million has been allocated to intangible assets on a preliminary basis with the corresponding respective lives as follows:

INTANGIBLE ASSET                                             AMOUNT      LIFE
----------------                                            --------   --------
Specialist Stock Listing..................................   $180.0    40 years
Goodwill..................................................    268.5    15 years
                                                             ------
                                                             $448.5
                                                             ======

    The allocation of purchase price and determination of useful lives for the acquisition was based upon an independent appraisal as of a preliminary date. The useful life of the specialist stock list was determined based upon analysis of historical turnover characteristics of the specialist stocks.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
       PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                               SEPTEMBER 30, 2000
                                  (UNAUDITED)
                                (000'S OMITTED)

                                                                                PRO FORMA        PRO FORMA FOR
                                                                  (A)      ADJUSTMENTS FOR THE      THE RPM
                                                   HISTORICAL     RPM        RPM ACQUISITION      ACQUISITION
                                                   ----------   --------   -------------------   -------------
                     ASSETS
CASH AND CASH EQUIVALENTS........................   $ 67,927    $ 14,095        $    (650)(b)     $   65,432
                                                                                  (13,445)(c)
                                                                                   (2,495)(d)
CASH SEGREGATED UNDER FEDERAL REGULATIONS........      2,537      29,876               --             32,413
SECURITIES PURCHASED UNDER AGREEMENTS TO
  RESELL.........................................    156,709          --               --            156,709
RECEIVABLE FROM BROKERS AND
  DEALERS........................................     82,510     160,073           (7,730)(c)        234,853
RECEIVABLE FROM CUSTOMERS........................      1,274      31,722               --             32,996
SECURITIES OWNED, at market value:
  Corporate equities.............................    131,127      27,744               --            158,871
  Other..........................................      4,538       3,419             (420)(b)          7,537
EXCHANGE MEMBERSHIPS CONTRIBUTED FOR USE, at
  market value...................................     19,800       3,300               --             23,100
EXCHANGE MEMBERSHIPS OWNED, at cost..............     50,300       3,829           16,171 (e)         70,300
OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at
  cost, less accumulated depreciation and
  amortization...................................      2,779       9,033           (7,661)(b)          4,151
INTANGIBLE ASSETS................................    392,254       7,320          448,458 (f)        840,712
                                                                                   (7,320)(f)
OTHER ASSETS.....................................     20,458      31,567             (457)(b)         51,568
                                                    --------    --------        ---------         ----------
      Total assets...............................   $932,213    $321,978        $ 424,451         $1,678,642
                                                    ========    ========        =========         ==========
      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Notes payable..................................   $     --    $  2,536        $  (1,550)(b)     $      986
  Payable to brokers and dealers.................      2,071      45,299               --             47,370
  Payable to customers...........................      3,767      71,652               --             75,419
  Securities sold, but not yet purchased, at
    market value.................................     49,706       8,745               --             58,451
  Accounts payable and other accrued expenses....     43,894      39,978           30,152 (g)        107,112
                                                                                   (6,912)(b)
  Income tax liabilities.........................      2,666       4,496               --              7,162
  Deferred tax liabilities.......................     61,788          --           93,181 (f)        154,969
                                                    --------    --------        ---------         ----------
                                                     163,892     172,706          114,871            451,469
LONG TERM DEBT...................................    355,775          --               --            355,775
                                                    --------    --------        ---------         ----------
SUBORDINATED LIABILITIES
  Exchange memberships, at market value..........     19,800       3,300               --             23,100
  Other subordinated indebtedness................     46,508      45,518          (21,175)(c)         70,851
                                                    --------    --------        ---------         ----------
                                                      66,308      48,818          (21,175)            93,951
STOCKHOLDERS' EQUITY.............................    346,238     100,454          439,255 (h)        777,447
                                                                                   (7,320)(f)
                                                                                 (100,454)(i)
                                                                                     (726)(b)
                                                    --------    --------        ---------         ----------
      Total liabilities and stockholders'
        equity...................................   $932,213    $321,978        $ 424,451         $1,678,642
                                                    ========    ========        =========         ==========

                      LABRANCHE & CO INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                  (UNAUDITED)
                     (000'S OMITTED, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA
                                                                          ADJUSTMENTS
                                                                            FOR THE           PRO FORMA
                                                                           HENDERSON           FOR THE
                                                                              AND           HENDERSON AND
                                                    (J)         (K)          WEBCO              WEBCO          (R)
                                     HISTORICAL    WEBCO     HENDERSON    ACQUISITIONS       ACQUISITIONS      RPM
                                     ----------   --------   ----------   ------------      --------------   --------
REVENUES:
  Net gain on principal
    transactions...................   $203,174     $1,972      $7,178       $     --           $212,324      $ 67,877
  Commissions......................     32,367        712       2,910             --             35,989        15,903
  Other............................     11,995        145        (275)            --             11,865        28,573
                                      --------     ------      ------       --------           --------      --------
      Total revenues...............    247,536      2,829       9,813             --            260,178       112,353
EXPENSES:
  Employee compensation and related
    benefits.......................     64,435      2,091       6,635          6,678 (l)         79,839        46,446
  Lease of exchange memberships....      8,127         --          --             --              8,127         3,208
  Interest.........................     29,910         17       1,634          5,027 (m)         35,057         5,934
                                                                                  42 (n)
                                                                              (1,573)(o)
  Exchange, clearing and brokerage
    fees...........................      3,631        191         254             --              4,076         5,824
  Depreciation and amortization of
    intangibles....................     12,404         --          --          1,996 (p)         14,400         1,251
  Occupancy........................        936         --          38             --                974         1,629
  Communications...................      1,133         --          27             --              1,160         2,182
  Legal and professional fees......      1,741         --         350             --              2,091         1,030
  Other............................      4,826        441         727             --              5,994         5,352
                                      --------     ------      ------       --------           --------      --------
      Total expenses before
        provision for income
        taxes......................    127,143      2,740       9,665         12,170            151,718        72,856
                                      --------     ------      ------       --------           --------      --------
      Income before provision for
        income taxes...............    120,393         89         148        (12,170)           108,460        39,497
PROVISION FOR INCOME TAXES.........     60,764       (200)        250         (4,847)(q)         55,967        18,484
                                      --------     ------      ------       --------           --------      --------
  Net income.......................   $ 59,629     $  289      $ (102)      $ (7,323)          $ 52,493      $ 21,013
                                      ========     ======      ======       ========           ========      ========
  Diluted weighted average shares
    outstanding....................     48,272
                                      ========
  Diluted net earnings per share...   $   1.24
                                      ========

                                                              PRO FORMA
                                                               FOR THE
                                                              HENDERSON
                                                              AND WEBCO
                                        PRO FORMA            ACQUISITIONS
                                     ADJUSTMENTS FOR           AND THE
                                         THE RPM                 RPM
                                       ACQUISITION           ACQUISITION
                                     ---------------         ------------
REVENUES:
  Net gain on principal
    transactions...................     $     --               $280,201
  Commissions......................           --                 51,892
  Other............................       (3,367)(s)             37,071
                                        --------               --------
      Total revenues...............       (3,367)               369,164
EXPENSES:
  Employee compensation and related
    benefits.......................       (2,966)(s)            125,249
                                          (5,979)(t)
                                           2,250 (u)
                                           1,094 (v)
                                           4,565(w)
  Lease of exchange memberships....           --                 11,335
  Interest.........................         (162)(s)             39,590
                                          (1,239)(x)

  Exchange, clearing and brokerage
    fees...........................         (140)(s)              9,760
  Depreciation and amortization of
    intangibles....................         (132)(s)             31,972
                                          16,798 (y)
                                            (345)(z)
  Occupancy........................         (298)(s)              2,305
  Communications...................         (473)(s)              2,869
  Legal and professional fees......         (246)(s)              2,875
  Other............................         (757)(s)             10,589
                                        --------               --------
      Total expenses before
        provision for income
        taxes......................       11,970                236,544
                                        --------               --------
      Income before provision for
        income taxes...............      (15,337)               132,620
PROVISION FOR INCOME TAXES.........         (632)(s)(q)          73,819
                                        --------               --------
  Net income.......................     $(14,705)              $ 58,801
                                        ========               ========
  Diluted weighted average shares
    outstanding....................                              56,743(jj)
                                                               ========
  Diluted net earnings per share...                            $   0.90(kk)
                                                               ========

                      LABRANCHE & CO INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                  (UNAUDITED)
                     (000'S OMITTED, EXCEPT PER SHARE DATA)

                                                                   PRO FORMA          PRO FORMA
                                                                ADJUSTMENTS FOR        FOR THE
                                                               THE REORGANIZATION   REORGANIZATION     (J)         (K)
                                                  HISTORICAL      TRANSACTIONS       TRANSACTIONS     WEBCO     HENDERSON
                                                  ----------   ------------------   --------------   --------   ---------
REVENUES:
  Net gain on principal transactions............   $150,971         $     --           $150,971      $ 7,474     $52,470
  Commissions...................................     37,222               --             37,222        5,714      23,663
  Other.........................................     12,844               --             12,844          555       5,956
                                                   --------         --------           --------      -------     -------
    Total revenues..............................    201,037               --            201,037       13,743      82,089
EXPENSES:
  Employee compensation and related benefits....     34,268           29,180 (aa)        63,448        7,912      43,263
  Lease of exchange memberships.................      8,416               --              8,416          392          --
  Interest......................................      8,286            6,129 (bb)        15,091           --       4,178
                                                                         981 (cc)
                                                                          18 (dd)
                                                                        (323)(ee)
  Exchange, clearing and brokerage fees.........      3,709               --              3,709          609       1,765
  Amortization of intangibles...................      4,623            2,185 (ff)         6,808           --          --
  Occupancy.....................................      1,411               --              1,411          119         217
  Communications................................      1,193               --              1,193           --         137
  Legal and professional fees...................      1,622               --              1,622           --         887
  Other.........................................      3,041               --              3,041          537       6,974
                                                   --------         --------           --------      -------     -------
    Total expenses before managing directors'
      compensation, limited partners' interest
      in earnings of subsidiary and provision
      for income taxes..........................     66,569           38,170            104,739        9,569      57,421
                                                   --------         --------           --------      -------     -------
    Income before managing directors'
      compensation, limited partners' interest
      in earnings of subsidiary and provision
      for income taxes..........................    134,468          (38,170)            96,298        4,174      24,668
MANAGING DIRECTORS' COMPENSATION................     56,191          (56,191)(gg)            --           --          --
    Income before limited partners' interest in
      earnings of subsidiary and provision for
      taxes.....................................     78,277           18,021             96,298        4,174      24,668
LIMITED PARTNERS' INTEREST IN EARNINGS OF
  SUBSIDIARY....................................     25,344          (25,344)(hh)            --           --          --
                                                   --------         --------           --------      -------     -------
    Income before provision for income taxes....     52,933           43,365             96,298        4,174      24,668
PROVISION FOR INCOME TAXES......................     23,899           23,451 (ii)        47,350        1,914      12,317
                                                   --------         --------           --------      -------     -------
  Net income....................................   $ 29,034         $ 19,914           $ 48,948      $ 2,260     $12,351
                                                   ========         ========           ========      =======     =======
  Diluted weighted average shares outstanding...     40,443
                                                   ========
  Diluted net earnings per share................   $   0.72
                                                   ========


                                                                       PRO FORMA FOR THE
                                                      PRO FORMA          REORGANIZATION                  PRO FORMA
                                                   ADJUSTMENTS FOR      TRANSACTIONS AND                ADJUSTMENTS
                                                  THE HENDERSON AND    THE HENDERSON AND       (R)      FOR THE RPM
                                                  WEBCO ACQUISITIONS   WEBCO ACQUISITIONS      RPM      ACQUISITION
                                                  ------------------   ------------------   ---------   ------------
REVENUES:
  Net gain on principal transactions............        $     --            $210,915         $35,761      $     --
  Commissions...................................              --              66,599          25,532            --
  Other.........................................              --              19,355          29,724        (5,442)(s)
                                                        --------            --------         -------      --------
    Total revenues..............................              --             296,869          91,017        (5,442)
EXPENSES:
  Employee compensation and related benefits....         (23,713)(l)          90,910          44,548        (4,174)(s)
                                                                                                            (5,221)(t)
                                                                                                             3,000 (u)
                                                                                                             1,459 (v)
                                                                                                            (7,816)(w)
  Lease of exchange memberships.................              --               8,808           3,699            --
  Interest......................................          31,032 (m)          46,613           5,508          (176)(s)
                                                             250 (n)                                        (1,630)(x)
                                                          (3,938)(o)

  Exchange, clearing and brokerage fees.........              --               6,083           5,522          (315)(s)
  Amortization of intangibles...................          11,543 (p)          18,351           1,904          (167)(s)
                                                                                                            22,397(y)
                                                                                                              (460)(z)
  Occupancy.....................................              --               1,747           2,126          (425)(s)
  Communications................................              --               1,330           2,886          (686)(s)
  Legal and professional fees...................              --               2,509           1,221          (311)(s)
  Other.........................................              --              10,552           7,323          (744)(s)
                                                        --------            --------         -------      --------
    Total expenses before managing directors'
      compensation, limited partners' interest
      in earnings of subsidiary and provision
      for income taxes..........................          15,174             186,903          74,737         4,731
                                                        --------            --------         -------      --------
    Income before managing directors'
      compensation, limited partners' interest
      in earnings of subsidiary and provision
      for income taxes..........................         (15,174)            109,966          16,280       (10,173)
MANAGING DIRECTORS' COMPENSATION................              --                  --              --            --
    Income before limited partners' interest in
      earnings of subsidiary and provision for
      taxes.....................................         (15,174)            109,966          16,280       (10,173)
LIMITED PARTNERS' INTEREST IN EARNINGS OF
  SUBSIDIARY....................................              --                  --              --            --
                                                        --------            --------         -------      --------
    Income before provision for income taxes....         (15,174)            109,966          16,280       (10,173)
PROVISION FOR INCOME TAXES......................          (3,415)(q)          58,166           7,280         4,124 (s)(q)
                                                        --------            --------         -------      --------
  Net income....................................        $(11,759)           $ 51,800         $ 9,000      $(14,297)
                                                        ========            ========         =======      ========
  Diluted weighted average shares outstanding...

  Diluted net earnings per share................

                                                    PRO FORMA
                                                     FOR THE
                                                  REORGANIZATION
                                                  TRANSACTIONS,
                                                  THE HENDERSON
                                                    AND WEBCO
                                                   ACQUISITIONS
                                                   AND THE RPM
                                                   ACQUISITION
                                                  --------------
REVENUES:
  Net gain on principal transactions............     $246,676
  Commissions...................................       92,131
  Other.........................................       43,637
                                                     --------
    Total revenues..............................      382,444
EXPENSES:
  Employee compensation and related benefits....      122,706

  Lease of exchange memberships.................       12,507
  Interest......................................       50,315

  Exchange, clearing and brokerage fees.........       11,290
  Amortization of intangibles...................       42,025

  Occupancy.....................................        3,448
  Communications................................        3,530
  Legal and professional fees...................        3,419
  Other.........................................       17,131
                                                     --------
    Total expenses before managing directors'
      compensation, limited partners' interest
      in earnings of subsidiary and provision
      for income taxes..........................      266,371
                                                     --------
    Income before managing directors'
      compensation, limited partners' interest
      in earnings of subsidiary and provision
      for income taxes..........................      116,073
MANAGING DIRECTORS' COMPENSATION................           --
    Income before limited partners' interest in
      earnings of subsidiary and provision for
      taxes.....................................      116,073
LIMITED PARTNERS' INTEREST IN EARNINGS OF
  SUBSIDIARY....................................           --
                                                     --------
    Income before provision for income taxes....      116,073
PROVISION FOR INCOME TAXES......................       69,570
                                                     --------
  Net income....................................     $ 46,503
                                                     ========
  Diluted weighted average shares outstanding...       56,121(jj)
                                                     ========
  Diluted net earnings per share................     $   0.65(kk)
                                                     ========

                      LABRANCHE & CO INC. AND SUBSIDIARIES
        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

  a. Reflects the historical statement of financial condition of RPM as of September 30, 2000.

  b. Reflects the reversal of the historical balances of RPM Real Estate and RPM Asset Management as of September 30, 2000, as LaBranche will not acquire these business lines.

  c. Reflects the repayment of approximately $21.2 million of subordinated debt of RPM prior to the completion of the RPM Acquisition. Repayment is assumed to be applied first to reduce available cash and the remainder to reduce receivable from brokers and dealers.

  d. Reflects the estimated payments for professional services provided in connection with the RPM Acquisition.

  e. Reflects the write-up of the exchange memberships acquired in the RPM Acquisition to fair market value from historical cost based on the last consummated sale as of December 31, 2000.

  f. Reflects a total of $448.5 million of purchase price allocated to intangibles for the RPM Acquisition, as well as the reversal of $7.3 million of intangible assets remaining from RPM's prior transactions. The amount allocated to intangibles was also adjusted to record deferred tax liabilities at an estimated rate of 47.5% related to the excess of purchase price allocated to exchange memberships and intangible assets, other than goodwill.

  g. Reflects the recognition of the present value of $40.0 million of compensation payable under the RPM Deferred Compensation Plan to certain RPM employees 81 months after the completion of the RPM Acquisition.

  h. Reflects the issuance in connection with the RPM Acquisition of an aggregate of approximately 6.9 million shares of LaBranche common stock and shares of nonconvertible preferred stock having an aggregate face value of approximately $100.0 million and an estimated fair value of approximately $89.1 million. In addition, all obligations under RPM's outstanding option agreements with employees will be assumed and each option to purchase RPM common stock will be converted into a vested option to purchase 98.778 shares of LaBranche common stock. In determining consideration paid, the measurement date of January 18, 2001 is used for valuing the shares of common stock to be issued. The measurement date, for accounting purposes, is the last date the consideration becomes fixed without subsequent revision. For purposes of determining the consideration paid for the pro forma financial statements, 6.9 million shares of common stock and the replacement options were assumed to be issued at a market price of $37.63 per share. The market price was calculated using a volume weighted average of the closing price of the stock for the three business days before and the three business days after January 18, 2001, the date of the merger agreement for accounting purposes.

  i. Reflects the elimination of the stockholders' equity of RPM.

  j. Reflects the historical results of operations of Webco for the period from January 1, 2000 to March 9, 2000 and for the year ended December 31, 1999, respectively.

  k. Reflects the historical results of operations of Henderson for the period from January 1, 2000 to March 2, 2000 and for the year ended December 31, 1999, respectively.

  l. Employee compensation and benefits was adjusted to reverse actual compensation paid to Henderson and Webco employees based upon new compensation arrangements to which these employees became subject upon becoming employees of LaBranche. Eighteen Henderson and Webco employees became eligible to participate in LaBranche's Annual Incentive Plan and were entitled to receive a base annual compensation and bonus as described in Note aa below.

 m. Reflects the interest expense on $250.0 million principal amount of senior subordinated notes, including the accretion of approximately $4.3 million of discount and the amortization of $6.9 million of debt issuance costs based on an effective interest rate of approximately 13.0%. This excludes any payment made pursuant to an Excess Cash Flow Offer.

  n. Reflects the interest expense for $2.5 million of senior promissory notes, issued to Webco stockholders to indemnify LaBranche for breaches of representations and warranties at an interest rate of 10.0%.

  o. Reflects the reversal of the actual interest expense incurred prior to the repayment of $54.1 million of Hendersons' subordinated debt.

  p. Reflects the amortization of intangibles, on a straight-line basis, related to the Henderson and Webco acquisitions.

  q. Reflects the consolidated federal, state and local taxes for the combined company at an estimated tax rate of approximately 47.5%, including the deferred tax benefit related to the amortization of the deferred tax liability established in connection with the recording of the specialist stock listings at the respective estimated lives of the intangible assets.

  r. Reflects the historical results of operations of RPM for the nine months ended September 30, 2000 and for the year ended December 31, 1999, respectively.

  s. Reflects the reversal of the historical results of operations of RPM Real Estate, RPM Asset Management and RPM Investment Division for the nine months ended September 30, 2000 and for the year ended December 31, 1999, respectively, as LaBranche will not acquire these RPM business lines.

  t. Reflects the reversal of actual compensation expense related to RPM's stock option agreements with employees. These RPM options will be converted into vested options to buy LaBranche common stock at the time of the RPM Acquisition.

  u. Reflects the pro rata compensation expense for the $9.0 million retention bonus pool payable to certain employees of RPM on the third anniversary of the RPM acquisition.

  v. Reflects the accretion expense, using an effective interest method, for the approximately $9.8 million discount on the RPM Deferred Compensation Plan.

  w. Employee compensation and benefits was adjusted to reverse actual compensation paid to RPM employees based upon new compensation arrangements to which those employees will be subject upon becoming employees of LaBranche. Nine RPM employees will become entitled to participate in LaBranche's Annual Incentive Plan and will be entitled to receive a base annual compensation and bonus as described in Note aa below.

  x. Reflects the reversal of the actual interest expense incurred prior to the repayment of $21.2 million of RPM's subordinated debt.

  y. Reflects the amortization of intangibles, on a straight-line basis, related to the RPM Acquisition.

  z. Reflects the reversal of the amortization of RPM's existing intangible assets prior to the RPM Acquisition.

 aa. Employee compensation and benefits was adjusted to reflect managing directors' compensation based on the revised compensation policies which were implemented at the time of the Reorganization Transaction in August 1999. Under this policy, a compensation pool of up to 30% of pre-tax income is set aside for managing directors and other employees. The pro forma compensation adjustment reflects managing directors' compensation, which is comprised of an annual base salary of approximately $8.5 million (34 managing directors at $250,000), and the remaining balance as bonus. The pro forma adjustment also includes compensation expenses related to employee restricted stock awards of $14.8 million which vest over 5 years and result in an annual expense of approximately $3.0 million. The pro forma adjustment does not include any other compensation expenses related to employees who are not managing directors.

 bb. Reflects the interest expense for the $100.0 million of senior notes, issued on August 24, 1999, based upon an interest rate of 9.5%.

 cc. Reflects the interest expense for the $16.0 million senior note, issued on August 24, 1999, based on an interest rate of 9.5%.

 dd. Reflects the interest expense for the $350,000 of subordinated indebtedness, issued on August 24, 1999, based on an interest rate of 8.0%.

 ee. Reflects the reversal of the actual interest expense, incurred prior to the Reorganization Transactions, related to the $5.0 million of subordinated indebtedness repaid, based on an interest rate of 10.0%.

  ff. Reflects the amortization of intangibles, on a straight-line basis, related to the redemption of limited partners' interest.

 gg. Managing directors' compensation was adjusted to reverse the actual amounts recorded prior to the Reorganization Transactions.

 hh. Reflects reversal of actual limited partners' interest in earnings of subsidiary prior to the Reorganization Transactions.

  ii. Reflects federal, state and local income taxes at an estimated tax rate of approximately 47.5%, as a result of the Reorganization Transactions.

  jj. Reflects the weighted average shares outstanding, assuming the common stock issued to former RPM and Webco stockholders was issued on January 1, 2000 and January 1, 1999, respectively. In addition, reflects potential dilutive effect on the common shares, including the options to buy LaBranche common stock issued to RPM option holders using the average stock price of LaBranche common stock for the nine months ended
      September 30, 2000 and for the year ended December 31, 1999 respectively.

 kk. Reflects earnings per share calculated by dividing net income less dividends on the nonconvertible preferred stock issued to RPM stockholders for the nine months ended September 30, 2000 and for the year ended December 31, 1999, respectively, by the weighted average shares outstanding as calculated in Note jj above.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  (UNAUDITED)

                     (000'S OMITTED EXCEPT PER SHARE DATA)

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                  2000
                                                              -------------
                                  ASSETS

CASH AND CASH EQUIVALENTS...................................    $ 67,927
CASH SEGREGATED UNDER FEDERAL REGULATIONS...................       2,537
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL.............     156,709
RECEIVABLE FROM BROKERS AND DEALERS.........................      82,510
RECEIVABLE FROM CUSTOMERS...................................       1,274
SECURITIES OWNED, at market value:
  Corporate equities........................................     131,127
  United States Government obligations......................          --
  Other.....................................................       4,538
EXCHANGE MEMBERSHIPS CONTRIBUTED FOR USE, at market value...      19,800
EXCHANGE MEMBERSHIPS OWNED, at cost (market value of $42,900
  and $9,200)...............................................      50,300
OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less
  accumulated depreciation and amortization of $1,776 and
  $1,250, respectively......................................       2,779
INTANGIBLE ASSETS, net of accumulated amortization
  Specialist Stock List.....................................     187,184
  Trade Name................................................      25,842
  Goodwill..................................................     179,228
OTHER ASSETS................................................      20,458
                                                                --------
Total assets................................................    $932,213
                                                                ========
                   LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Payable to brokers and dealers..............................    $  2,071
Payable to customers........................................       3,767
Securities sold, but not yet purchased, at market value.....      49,706
Accounts payable and other accrued expenses.................      43,894
Income taxes payable........................................       2,666
Deferred tax liabilities....................................      61,788
                                                                --------
                                                                 163,892
                                                                --------

LONG TERM DEBT..............................................     355,775
                                                                --------
SUBORDINATED LIABILITIES
Exchange memberships, at market value.......................      19,800
Other subordinated indebtedness.............................      46,508
                                                                --------
                                                                  66,308
                                                                --------
PREFERRED STOCK, $.01 par value, 10,000,000 shares
  authorized; None issued and outstanding...................          --

COMMON STOCK, $.01 par value, 200,000,000 shares authorized;
  48,975,352 and 45,875,000 shares issued and outstanding as of September 30, 2000 and December 31, 1999
  respectively..............................................         490

ADDITIONAL PAID-IN-CAPITAL..................................     271,498

RETAINED EARNINGS...........................................      82,371

UNEARNED COMPENSATION.......................................      (8,121)
                                                                --------
                                                                 346,238
                                                                --------
Total liabilities and stockholders' equity..................    $932,213
                                                                ========

  The accompanying notes are an integral part of these condensed consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)
                     (000'S OMITTED EXCEPT PER SHARE DATA)

                                                              FOR THE NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
REVENUES:
  Net gain on principal transactions........................  $203,174   $109,528
  Commissions...............................................    32,367     26,662
  Other.....................................................    11,995      8,945
                                                              --------   --------
    Total revenues..........................................   247,536    145,135
                                                              --------   --------
EXPENSES:
  Employee compensation and related benefits................    64,435     19,042
  Interest..................................................    29,910      4,515
  Depreciation and amortization of intangibles..............    12,404      2,905
  Lease of exchange memberships.............................     8,127      6,286
  Exchange, clearing and brokerage fees.....................     3,631      2,876
  Other.....................................................     8,636      4,600
                                                              --------   --------
Total expenses before managing directors' compensation and
  limited partners' interest in earnings of subsidiary and
  provision for income taxes................................   127,143     40,224
                                                              --------   --------
Income before managing directors' compensation and limited
  partners' interest in earnings of subsidiary and provision
  for income taxes..........................................   120,393    104,911

MANAGING DIRECTORS' COMPENSATION............................        --     56,191
                                                              --------   --------
Income before limited partners' interest in earnings of
  subsidiary and provision for income taxes.................   120,393     48,720

LIMITED PARTNERS' INTEREST IN EARNINGS OF SUBSIDIARY........        --     25,344
                                                              --------   --------
Income before provision for income taxes....................   120,393     23,376

PROVISION FOR INCOME TAXES..................................    60,764      9,913
                                                              --------   --------
Net income..................................................  $ 59,629   $ 13,463
                                                              ========   ========
Weighted average common shares outstanding:
  Basic.....................................................    47,970     38,612
  Diluted...................................................    48,272     38,612

Earnings per share:
  Basic.....................................................  $   1.24   $   0.35
  Diluted...................................................      1.24       0.35

  The accompanying notes are an integral part of these condensed consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                (000'S OMITTED)

                                                               FOR THE NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................   $  59,629      $  13,463
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Depreciation and amortization...........................      13,439          3,490
    Compensation expense related to stock compensation
      awards................................................       2,325            309
    Undistributed limited partners interest in earnings of
      subsidiary............................................          --             96
    Deferred tax benefit....................................         (49)            --
Change in assets and liabilities:
    Securities purchased under agreements to resell.........    (131,287)         2,124
    Receivable from brokers and dealers.....................     (45,013)       (27,623)
    Receivable from customers...............................      (1,274)            --
    Corporate equities......................................      17,436         41,884
    United States Government obligations....................       1,471             15
    Other securities owned..................................      (2,023)          (375)
    Other assets............................................     (13,271)           (28)
    Payable to brokers and dealers..........................      (5,655)        (2,472)
    Payable to customers....................................       3,767            921
    Securities sold, but not yet purchased..................      12,806        (44,284)
    Accounts payable and other accrued expenses.............      26,356        (16,905)
    Income taxes payable....................................      (5,293)         5,529
                                                               ---------      ---------
      Net cash used in operating activities.................     (66,636)       (23,856)
                                                               ---------      ---------
Cash Flows From Investing Activities:
  Net cash received from Webco acquisition..................       8,370             --
  Net cash paid for Henderson acquisition...................    (192,734)            --
  Repayment of note payable.................................      (6,000)            --
  Payments to limited partners for redemption of interest
    upon reorganization.....................................          --       (140,186)
  Payments for office equipment and leasehold
    improvements............................................      (2,003)            --
                                                               ---------      ---------
      Net cash used in investing activities.................    (192,367)      (140,186)
                                                               ---------      ---------
Cash Flows From Financing Activities:
  Net cash received from issuance of senior subordinated
    debt....................................................     245,693          3,435
  Repayment of subordinated debt............................          --         (5,000)
  Net proceeds from initial public offering.................          --        134,794
  Net proceeds from long term debt..........................          --         97,276
  Payments to members upon reorganization...................          --         (9,025)
  Proceeds from contributions of capital....................          --         18,096
  Payments for distributions of capital.....................          --         (8,095)
                                                               ---------      ---------
      Net cash provided by financing activities.............     245,693        231,481
                                                               ---------      ---------
      (Decrease)/Increase in cash and cash equivalents......     (13,310)        67,439
                                                               ---------      ---------
CASH AND CASH EQUIVALENTS, beginning of period..............      83,774          4,722
CASH AND CASH EQUIVALENTS, end of the period................   $  70,464      $  72,161
                                                               =========      =========
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest..................................................   $  28,640      $   4,624
  Income taxes..............................................      66,848          6,200

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)

                                (000'S OMITTED)

                                                               FOR THE NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------   ------------
SUPPLEMENTAL NON-CASH FINANCING AND INVESTING ACTIVITIES:
  Acquisitions:
    Intangibles assets......................................   $ 171,936      $      --
    Fair value of tangible assets acquired, other than
      cash..................................................      33,863             --
    Deferred tax liabilities related to intangible assets...      61,774             --
    Common stock issuance...................................      32,312             --
  Increase in additional paid in capital related to stock
    based compensation......................................       2,325             --
  Issuance of restricted stock to employees.................       8,313             --
  Issuance of subordinated debt and common stock for
    redemption of limited partner interests upon
    reorganization..........................................          --         23,821

  The accompanying notes are an integral part of these condensed consolidated statements

                      LABRANCHE & CO INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    The condensed consolidated financial statements include the accounts of LaBranche & Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaBranche & Co. LLC, a New York limited liability company ("LaBranche"), and Henderson Brothers, Inc., a Delaware corporation ("Henderson Brothers" and, collectively with the Holding Company and LaBranche, the "Company"). The Holding Company is the sole member of LaBranche and 100% owner of Henderson Brothers. LaBranche is a registered broker-dealer and operates primarily as a specialist in certain equity securities listed on the New York Stock Exchange, Inc. (the "NYSE").

    On August 24, 1999, the Company reorganized from partnership to corporate form and completed its initial public offering. In that offering, the Company sold 10,500,000 shares of common stock and received net proceeds of $134.8 million. Concurrently with the offering, the Company issued $100.0 million aggregate principal amount of Senior Notes that bear interest at a rate of 9.5% annually and mature on August 15, 2004.

    Effective March 2, 2000, the Holding Company acquired all the outstanding capital stock of Henderson Brothers Holdings, Inc., which in turn wholly owned Henderson Brothers, for an aggregate purchase price of approximately $228.4 million. In addition, effective March 9, 2000, the Holding Company acquired, through a merger, Webco Securities, Inc. ("Webco"), a specialist on the NYSE, for an aggregate purchase price of $11.0 million in cash, $3.0 million in senior promissory notes and 2.8 million shares of the Company's common stock. In connection with the acquisitions of Henderson Brothers Holdings, Inc. and Webco, the Holding Company issued $250.0 million aggregate principal amount of Senior Subordinated Notes that bear interest at a rate of 12.0% annually and mature on March 2, 2007.

2. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL INFORMATION

    The unaudited interim condensed consolidated financial information as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 are presented in the accompanying condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial information. The unaudited interim condensed consolidated financial information reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for such periods. This interim condensed consolidated financial information as of September 30, 2000 should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 1999 included on pages F-22 to F-35. Results of the interim periods are not necessarily indicative of results to be obtained for a full fiscal year.

3. INCOME TAXES

    Prior to its conversion to corporate form, the Company operated as a partnership and generally was not subject to U.S. federal and state income taxes. The earnings of the Company, however, were subject to local unincorporated business taxes. The members of LaB Investing and the limited partners of LaBranche were taxed on their respective proportionate shares of LaBranche's taxable income or loss. Effective with its conversion from partnership to corporate form on August 24, 1999, the Company

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)

3. INCOME TAXES (CONTINUED)
became subject to U.S. federal, state and local corporate income taxes. Prior to LaBranche's conversion to a limited liability company, as of June 30, 2000, LaBranche remained subject to unincorporated business tax. The Company accounts for taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities relate to stock-based compensation, amortization of intangibles and differences in the accounting and tax basis of certain assets acquired. The Company's effective tax rate for the nine months ended September 30, 2000 differs from the federal statutory rate primarily due to non-deductible amortization of intangibles. The components of provision for income taxes reflected on the condensed consolidated statements of operations are set forth below (000's omitted):

                                             NINE MONTHS ENDED    NINE MONTHS ENDED
                                             SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
                                             ------------------   ------------------
Current federal, state and local taxes.....       $59,488                $5,529
Deferred tax (benefit)/provision...........           (49)                   96
Unincorporated business tax................         1,325                 4,288
                                                  -------                ------
      Total provision for income taxes.....       $60,764                $9,913
                                                  =======                ======

4. REGULATORY REQUIREMENTS

    LaBranche, a specialist and member of the NYSE and subsidiary of the Holding Company, is subject to SEC Rule 15c3-1 adopted and administered by the NYSE and the SEC. LaBranche is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

    As of September 30, 2000 and as of December 31, 1999, LaBranche's net capital, as defined under SEC Rule 15c3-1, was $313.4 million and $161.4 million, respectively, and exceeded minimum requirements by $310.9 million and $159.9 million, respectively. LaBranche's aggregate indebtedness to net capital ratio as of September 30, 2000 and December 31, 1999 was .12 to 1 and .13 to 1, respectively.

    The NYSE generally requires members registered as specialists to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement.

    As of September 30, 2000 and December 31, 1999, LaBranche's NYSE minimum required dollar amount of net liquid assets, as defined, was $284.3 million and $93.6 million, respectively, compared to actual net liquid assets, as defined, of $326.0 million and $175.9 million, respectively.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)

5. COMMITMENTS

    Minimum rental commitments under existing non-cancelable leases for office space and equipment are as follows:

YEAR ENDING DECEMBER 31:
------------------------
2000........................................................  $  256,875
2001........................................................   1,082,358
2002........................................................   1,026,650
2003........................................................     807,750
2004........................................................     807,750
Thereafter..................................................   2,687,020

    These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases.

    During the third quarter of 2000, the Company agreed to invest up to $2.0 million in a joint venture in an electronic trading and communications network.

6. SUBORDINATED LIABILTITES

    LaBranche is a party to subordinated loan agreements under which it has indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at various annual rates. Six of the agreements, representing $4,173,000, mature within the last three months of 2000, one agreement, representing $400,000, matures within the first six months of 2001, five agreements, representing $2,650,000, mature within the last six months of 2001 and six agreements, representing $2,985,000, mature within the first six months of 2002. These agreements all have automatic rollover provisions, and the scheduled maturity date of each agreement will be extended an additional year, unless the lender gives LaBranche seven months' advance notice that the maturity date will not be extended. Two of the holders representing $850,000 of subordinated loan agreements maturing in November 2000 have notified LaBranche that the scheduled maturity date will not be extended. In addition, five holders representing $3,723,000 of subordinated loan agreements maturing in December 2000 and January 2001 have notified LaBranche that the scheduled maturity date will not be extended.

    During the quarter ended September 30, 2000, the Company loaned to certain employees an aggregate of $4.5 million, with an annual interest rate equal to the monthly broker call rate. This loan was secured by shares of the Company's common stock owned by such employees.

    The principal amount and all accrued and unpaid interest will be forgiven and recognized as compensation expense over three years, subject to the employees' continuing service with the Company and other restrictions.

7. EARNINGS PER SHARE

    Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings Per Share". Basic EPS is calculated by dividing net income by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares. For purposes of determining weighted average shares outstanding for periods prior to the Company's reorganization from partnership to corporate form, the outstanding

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)

7. EARNINGS PER SHARE (CONTINUED)
shares were determined based on the conversion ratio of members' capital to common stock issued to the members upon reorganization.

    The computations of basic and diluted EPS are set forth below (000's omitted, except per share data):

                                                               NINE MONTHS     NINE MONTHS
                                                                  ENDED           ENDED
                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  2000            1999
                                                              -------------   -------------
Numerator for basic and diluted earnings per share--net
  income....................................................     $59,629         $13,463
Denominator for basic earnings per share--weighted-average
  number of common shares...................................      47,970          38,612
    Stock options...........................................          90              --
    Restricted stock........................................           7              --
    Restricted stock units..................................         205              --
                                                                 -------         -------
Denominator for diluted earnings per share--weighted-average
  number of common shares...................................      48,272          38,612
Basic earnings per share....................................     $  1.24         $  0.35
Diluted earnings per share..................................     $  1.24         $  0.35

8. EMPLOYEE INCENTIVE PLANS

    During August and September 2000, the Company issued to certain newly hired employees an aggregate of 200,000 and 100,000 shares of restricted stock, respectively, each with an issue cost of $.01 and a fair market value of $26.50 and $30.13 per share, respectively. The restricted stock, which is subject to continuing service with the Company, will vest in three annual installments on each anniversary of the grant date. For purposes of determining compensation expense, the total expense of approximately $8.3 million is being recognized over the three-year vesting period on a straight-line basis.

9. PRO FORMA FINANCIAL INFORMATION

    The following 1999 pro forma consolidated results give effect to the Company's August 1999 reorganization from partnership to corporate form and related transactions, which include the acquisition of LaBranche's limited partnership interests, and the application of the net proceeds from the Company's August 1999 initial public offering and Senior Note offering (the "Reorganization Transactions") as if the Reorganization Transactions occurred as of January 1, 1999. In addition, the 1999 pro forma consolidated results give effect to the acquisition of all the outstanding capital stock of Henderson Brothers, the acquisition of Webco Securities and the issuance of the Senior Subordinated Notes as if they occurred as of January 1, 1999. The 2000 pro forma consolidated results give effect to the March 2000 acquisitions of Henderson Brothers and Webco Securities and the issuance of the

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)

9. PRO FORMA FINANCIAL INFORMATION (CONTINUED)
Senior Subordinated Notes as if they all occurred as of January 1, 2000. The pro forma impact on revenues, pre-tax income and earnings are as follows (000's omitted, except per share data):

                                                           FOR THE NINE MONTHS
                                                                  ENDED
                                                              SEPTEMBER 30,
                                                        -------------------------
                                                           2000          1999
                                                        -----------   -----------
                                                        (PRO-FORMA)   (PRO-FORMA)
Revenues..............................................    $260,178      $170,405
Pre-Tax Income........................................     101,585        63,245
Net Income............................................      48,214        28,755
EPS...................................................    $   0.99      $   0.69

10. SUBSEQUENT EVENT

    Effective January 18, 2001 the Company entered into a merger agreement to acquire ROBB PECK McCOOEY Financial Services, Inc. ("Robb Peck McCooey") for an aggregate of approximately 6.9 million shares of the Company's common stock and shares of the Company's nonconvertible preferred stock having an aggregate face value of approximately $100.0 million and an estimated fair value of approximately $89.1 million. In addition, the Company would assume Robb Peck McCooey's obligations under the outstanding option agreements with Robb Peck McCooey's employees. Thus, each option to purchase Robb Peck McCooey common stock will be replaced with a vested option to purchase 98.778 shares of the Company's common stock. The acquisition will be accounted for under the purchase method and the results of Robb Peck McCooey operations will be included in the Company's consolidated financial statements from the closing date of the transaction.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    To the Stockholders of

    LaBranche & Co Inc. and Subsidiaries:

    We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. and Subsidiaries (collectively, the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity/members' capital and cash flows for each of the three years in the period ended December 31, 1999. These financial statements and the condensed financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The parent company only condensed financial statements appearing on pages F-36 through F-40 are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. Such statements have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

    /s/ Arthur Andersen LLP

    New York, New York

    January 24, 2000

                      LABRANCHE & CO INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                       (000'S OMITTED, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                           ASSETS
CASH AND CASH EQUIVALENTS...................................  $ 83,774   $  4,722
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL.............    25,422     21,100
RECEIVABLE FROM BROKERS, DEALERS AND CLEARING
  ORGANIZATIONS.............................................    33,662     54,808
SECURITIES OWNED, at market value:
  Corporate equities........................................   148,563    114,994
  United States Government obligations......................     1,471      1,468
  Other.....................................................     2,515      1,360
COMMISSIONS RECEIVABLE......................................     3,835      3,009
EXCHANGE MEMBERSHIPS CONTRIBUTED FOR USE, at market value...    20,700     12,250
EXCHANGE MEMBERSHIPS OWNED, at cost (market value of $9,200
  and $4,900, respectively).................................     6,300      6,300

OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less
  accumulated depreciation and amortization of $1,250 and
  $729, respectively........................................     1,355      1,647
INTANGIBLE ASSETS, net of accumulated amortization:
  Specialist Stock List.....................................    92,789         --
  Trade Name................................................    26,340         --
  Goodwill..................................................    51,212     47,532

OTHER ASSETS................................................     7,187      3,011
                                                              --------   --------
    Total assets............................................  $505,125   $272,201
                                                              ========   ========
   LIABILITIES AND STOCKHOLDERS' EQUITY/MEMBERS' CAPITAL

LIABILITIES:
  Payable to brokers and dealers............................  $  7,726   $  3,892
  Securities sold, but not yet purchased, at market value...    36,900     67,896
  Accrued compensation......................................    12,016     17,735
  Accounts payable and other accrued expenses...............     5,522      6,347
  Other liabilities.........................................     7,959      1,341
                                                              --------   --------
                                                                70,123     97,211
                                                              --------   --------
LONG TERM DEBT..............................................   115,822         --
                                                              --------   --------
COMMITMENTS.................................................        --         --
SUBORDINATED LIABILITIES:
  Exchange memberships, at market value.....................    20,700     12,250
  Other subordinated indebtedness...........................    46,508     48,073
                                                              --------   --------
                                                                67,208     60,323
                                                              --------   --------
LIMITED PARTNERS' INTEREST IN SUBSIDIARY....................        --     37,574
                                                              --------   --------
STOCKHOLDERS' EQUITY/MEMBERS' CAPITAL:
Preferred Stock ($.01 par value, 10,000,000 shares
  authorized; none issued and outstanding)..................        --         --
Common stock (par value $.01 per share; 200,000,000 shares
  authorized, 45,875,000 shares issued and outstanding)            459         --
Additional paid-in-capital..................................   228,771         --
Retained earnings...........................................    22,742         --
                                                              --------   --------
Stockholders' equity/members' capital.......................   251,972     77,093
                                                              --------   --------
  Total liabilities and stockholders' equity/members'
    capital.................................................  $505,125   $272,201
                                                              ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (000'S OMITTED, EXCEPT PER SHARE DATA)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
REVENUES:
  Net gain on principal transactions........................  $150,971     $95,048     $47,817
  Commissions...............................................    37,222      26,576      15,186
  Other.....................................................    12,844       4,787       4,637
                                                              --------     -------     -------
    Total revenues..........................................   201,037     126,411      67,640
                                                              --------     -------     -------
EXPENSES:
  Employee compensation and benefits........................    34,268      13,921       8,108
  Lease of exchange memberships.............................     8,416       6,568       3,727
  Interest..................................................     8,286       3,577       1,566
  Amortization of intangibles...............................     4,623       2,526         737
  Exchange, clearing and brokerage fees.....................     3,709       2,898       2,042
  Legal and professional fees...............................     1,622         916         620
  Occupancy.................................................     1,411       1,121         465
  Communications............................................     1,193         964         709
  Other.....................................................     3,041       2,285       1,934
                                                              --------     -------     -------
  Total expenses before managing directors' compensation,
    limited partners' interest in earnings of subsidiary and
    provision for income taxes..............................    66,569      34,776      19,908
                                                              --------     -------     -------
  Income before managing directors' compensation, limited
    partners' interest in earnings of subsidiary and
    provision for income taxes..............................   134,468      91,635      47,732
MANAGING DIRECTORS' COMPENSATION............................    56,191      58,783      30,008
                                                              --------     -------     -------
  Income before limited partners' interest in earnings of
    subsidiary and provision for income taxes...............    78,277      32,852      17,724
LIMITED PARTNERS' INTEREST IN EARNINGS OF SUBSIDIARY........    25,344      26,292      14,354
                                                              --------     -------     -------
  Income before provision for income taxes..................    52,933       6,560       3,370
PROVISION FOR INCOME TAXES..................................    23,899       3,900       1,881
                                                              --------     -------     -------
  Net income................................................  $ 29,034     $ 2,660     $ 1,489
                                                              ========     =======     =======
  Weighted average shares outstanding.......................    40,443      24,318      10,329
                                                              ========     =======     =======
  Basic and diluted earnings per share......................  $   0.72     $  0.11     $  0.14
                                                              ========     =======     =======

 The accompanying notes are an integral part of these consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                            EQUITY/MEMBERS' CAPITAL
                                (000'S OMITTED)

                                                         COMMON STOCK       ADDITIONAL
                                                      -------------------    PAID-IN     RETAINED   MEMBERS'
                                                       SHARES     AMOUNT     CAPITAL     EARNINGS   CAPITAL     TOTAL
                                                      --------   --------   ----------   --------   --------   --------
BALANCE, December 31, 1996..........................       --    $    --     $     --    $    --    $13,735    $ 13,735
  Net income........................................       --         --           --         --      1,489       1,489
  Contributions to capital..........................       --         --           --         --     28,574      28,574
  Distributions of capital..........................       --         --           --         --     (6,140)     (6,140)
                                                       ------    -------     --------    -------    -------    --------
BALANCE, December 31, 1997..........................       --         --           --         --     37,658      37,658
  Net income........................................       --         --           --         --      2,660       2,660
  Contributions to capital..........................       --         --           --         --     66,563      66,563
  Distributions of capital..........................       --         --           --         --    (29,788)    (29,788)
                                                       ------    -------     --------    -------    -------    --------
BALANCE, December 31, 1998..........................       --         --           --         --     77,093      77,093
  Net income through August 23, 1999................       --         --           --         --      6,292       6,292
  Contributions to capital..........................       --         --           --         --     18,096      18,096
  Distributions of capital..........................       --         --           --         --     (8,095)     (8,095)
                                                       ------    -------     --------    -------    -------    --------
BALANCE, pre-reorganization.........................       --         --           --         --     93,386      93,386
  Exchange of membership interests for shares of
    common stock....................................   35,375        354       93,032         --    (93,386)         --
  Initial public offering of common stock...........   10,500        105      134,689         --         --     134,794
                                                       ------    -------     --------    -------    -------    --------
BALANCE, post-reorganization and initial public
offering............................................   45,875        459      227,721         --         --     228,180
  Net income (August 24, 1999 through December 31,
    1999)...........................................       --         --           --     22,742         --      22,742
  Compensation related to restricted stock units
    granted.........................................       --         --        1,050         --         --       1,050
                                                       ------    -------     --------    -------    -------    --------
  BALANCE, DECEMBER 31, 1999........................   45,875    $   459     $228,771    $22,742    $    --    $251,972
                                                       ======    =======     ========    =======    =======    ========

 The accompanying notes are an integral part of these consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (000'S OMITTED)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                 1999        1998        1997
                                                              ----------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  29,034     $ 2,660     $ 1,489
  Adjustments to reconcile net income to net cash (used in)
    operating activities-
    Depreciation and amortization...........................      5,348       3,020         909
    Undistributed limited partners interest in earnings of
      subsidiary............................................         --       3,646       1,241
  Compensation related to the restricted stock units........      1,050          --          --
    Deferred tax provision..................................        335          --          --
  Changes in assets and liabilities
    Securities purchased under agreements to resell.........     (4,322)     (6,100)     (8,500)
    Receivable from brokers, dealers and clearing
      organizations.........................................     21,146       3,366     (40,188)
    Corporate equities......................................    (33,569)    (77,967)     (6,338)
    United States government obligations....................         (3)        998           1
    Other securities owned..................................     (1,155)         --          --
    Commissions receivable..................................       (826)         --          --
    Other assets............................................     (4,161)     (1,970)     (2,047)
    Payable to brokers and dealers..........................      3,834       2,231      (2,731)
    Securities sold, but not yet purchased..................    (30,996)     28,569      20,591
    Accrued compensation....................................     (5,719)      8,891      (5,322)
    Accounts payable and other accrued expenses.............     (2,166)      2,379       1,371
    Income taxes payables...................................      7,624          --          --
                                                              ---------     -------     -------
    Net cash (used in) operating activities.................    (14,546)    (30,277)    (39,524)
                                                              ---------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchases of office equipment and leasehold
    improvements............................................       (228)     (1,550)       (278)
  Payments to limited partners for redemption of
    interests...............................................   (140,186)         --          --
                                                              ---------     -------     -------
    Net cash (used in) investing activities.................   (140,414)     (1,550)       (278)
                                                              ---------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of subordinated debt...........      3,435      16,750      28,900
  Repayment of subordinated debt............................     (5,000)         --        (896)
  Net proceeds from the initial public offering.............    134,794          --          --
  Proceeds from the issuance of long term debt..............     99,807          --          --
  Payments to members upon reorganization...................     (9,025)         --          --
  Proceeds from contributions of capital....................     18,096      46,598      10,948
  Payments for distributions of capital.....................     (8,095)    (29,788)     (6,140)
                                                              ---------     -------     -------
    Net cash provided by financing activities...............    234,012      33,560      32,812
                                                              ---------     -------     -------
    Increase (decrease) in cash and cash equivalents........     79,052       1,733      (6,990)
CASH AND CASH EQUIVALENTS, beginning of year................      4,722       2,989       9,979
                                                              ---------     -------     -------
CASH AND CASH EQUIVALENTS, end of year......................  $  83,774     $ 4,722     $ 2,989
                                                              =========     =======     =======
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest..................................................  $   4,557     $ 8,788     $ 4,360
  Income taxes..............................................  $  17,989     $ 2,244     $ 2,161
SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES
  Excess of purchase price over fair value of assets
    acquired for issuance of membership interest and limited
    partnership interests in subsidiary.....................  $      --     $25,815     $24,980
  Exchange of membership interests for shares of common
    stock...................................................  $  93,386     $    --     $    --
  Issuance of subordinated debt and shares of common stock
    for redemption of limited partner interests upon
    reorganization..........................................  $  23,821     $    --     $    --

 The accompanying notes are an integral part of these consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    The consolidated financial statements include the accounts of LaBranche &
Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaB Investing Co. L.L.C., a New York limited liability company ("LaB Investing"), and LaBranche & Co., a New York limited partnership (collectively, the "Company"). LaB Investing is the sole general partner of LaBranche & Co. and has a partnership interest in LaBranche & Co. of 84.1%. The Holding Company is the sole limited partner of LaBranche & Co. and owns the remaining partnership interest of 15.9%. The Holding Company is also the sole member of LaB Investing, thereby providing the Holding Company with 100.0% ownership in LaBranche & Co. LaBranche & Co. operates primarily as a specialist in certain equity securities listed on the New York Stock Exchange, Inc. ("NYSE").

2. INITIAL PUBLIC OFFERING AND DEBT ISSUANCE

    On August 24, 1999, the Company reorganized from partnership to corporate form, upon the members of LaB Investing exchanging their membership interests for common stock in the Holding Company, and completed its initial public offering. In that offering, the Company sold 10,500,000 shares of common stock and received net proceeds of $134.8 million. Concurrently with the offering, the Company issued $100.0 million aggregate principal amount of senior notes. See
Note 12 for further information regarding the long term debt.

3. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management does not believe that actual results will differ materially from these estimates.

INTANGIBLE ASSETS

    Intangible assets are comprised of the Company's specialist stock list, trade name, and goodwill from acquisitions and the limited partner buyout that occurred in concurrence with our reorganization to corporate form. The specialist stock list and trade name are being amortized on a straight-line basis over 40 years and the goodwill is being amortized on a straight-line basis over 15 years. The allocation of purchase price and determination of useful lives were based upon an independent appraisal. The useful life of the specialist stock list was determined based upon analysis of historical turnover characteristics of the specialist stocks.

    The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted net income over the remaining life in measuring whether the assets are recoverable.

EXCHANGE MEMBERSHIPS

    Exchange memberships owned by the Company are carried at cost.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Certain members of the Company have contributed the use of 9 memberships on the NYSE to the Company. These memberships are subordinated to claims of general creditors and are carried at market value with a corresponding amount recorded in subordinated liabilities. Lease payments are paid by the Company to its members for the use of the exchange memberships at a rate that is commensurate with the rent paid to nonaffiliated parties for the use of their exchange memberships.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.

SECURITIES TRANSACTIONS

    Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions. Dividends and Securities and Exchange Commission ("SEC") fees are also included in net gain on principal transactions. Dividend income and expense are recognized on the payable date, which does not differ materially from the ex-date.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of office equipment and leasehold improvements.

COLLATERALIZED FINANCING TRANSACTIONS

    Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount.

COLLATERAL

    The Company continues to report assets as owned when they are pledged as collateral in secured financing arrangements and the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company continues not to report securities received as collateral in secured financing arrangements because the debtor typically has the right to substitute or redeem the collateral on short notice.

REPORTABLE OPERATING SEGMENT

    The Company considers its present operations to be one reportable segment for purposes of presenting consolidated financial information and for evaluating its performance. The financial statement information presented in the accompanying consolidated financial statements is consistent with the preparation of financial information for the purpose of internal use.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
MANAGING DIRECTORS' COMPENSATION

    Prior to the reorganization on August 24, 1999 the managing directors of LaBranche & Co. were the members of LaB Investing. LaBranche & Co. paid out substantially all of its earnings as compensation expense to its managing directors. Subsequent to August 24, 1999, the managing directors of the Company are compensated based on an annual salary as well as an incentive based compensation pool which is determined based upon a certain percentage of pre-tax income.

NEW ACCOUNTING PRONOUNCEMENT

    The Financial Accounting Standard Board has issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which is effective for periods beginning after June 15, 2000. Management does not believe the impact of the adoption of SFAS No. 133 on the Company's financial position or results of operations, will be material.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

       The balances presented as receivables from and payables to brokers, dealers and clearing organizations consists of the following at December 31, 1999 and December 31, 1998:

                                                                 FOR THE YEARS
                                                                     ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Receivable from brokers, dealers and clearing organizations:
  Pending trades, net.......................................  $    --    $34,390
  Securities borrowed.......................................   26,230     17,386
  Receivable from clearing organizations....................    3,373      1,813
  Securities failed to deliver..............................      827      1,219
  Other receivables from brokers and dealers................    3,232         --
                                                              -------    -------
                                                              $33,662    $54,808
                                                              =======    =======
Payable to brokers and dealers:
Pending trades, net.........................................  $ 6,435    $    --
Securities failed to receive................................    1,264      3,892
Other payables to brokers and dealers.......................       27         --
                                                              -------    -------
                                                              $ 7,726    $ 3,892
                                                              =======    =======

5. INCOME TAXES

    Prior to its conversion to corporate form, LaBranche & Co. operated as a partnership and generally was not subject to U.S. federal and state income taxes. The earnings of LaBranche & Co., however, were subject to local unincorporated business taxes. The members were taxed on their proportionate share of the partnership's taxable income or loss. Effective with its conversion from partnership to corporate form on August 24, 1999, the Company became subject to U.S. federal, state

                      LABRANCHE & CO INC. AND SUBSIDIARIES

5. INCOME TAXES (CONTINUED)
and local corporate income taxes. The Company accounts for taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities relate to stock-based compensation and amortization of certain intangibles. As a result of its conversion to corporate form, the Company recognized the tax effect of the change in its income tax rate on the earnings attributable to the period from August 24, 1999 to December 31, 1999. The Company's effective tax rate differs from the federal statutory rate primarily due to its conversion to corporate form and non-deductible amortization of intangibles. The components of provision for income taxes reflected on the consolidated statements of operations are set forth below:

                                                                         YEARS ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1999           1998           1997
                                                          ------------   ------------   ------------
Current federal, state and local taxes..................     $18,346        $   --         $   --
Unincorporated business tax.............................       5,218         3,900          1,881
Deferred tax provision..................................         335            --             --
                                                             -------        ------         ------
      Total provision for income taxes..................     $23,899        $3,900         $1,881
                                                             =======        ======         ======

6. CAPITAL AND NET LIQUID ASSET REQUIREMENTS

    LaBranche & Co., as a specialist and member of the NYSE, is subject to SEC Rule 15c3-1 as adopted and administered by the NYSE and the SEC. LaBranche & Co. is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

    As of December 31, 1999 and 1998, LaBranche & Co.'s net capital, as defined under SEC Rule 15c3-1, was $161.4 million and $86.5 million, respectively, and exceeded minimum requirements by $159.9 million and $85.2 million, respectively. LaBranche & Co.'s aggregate indebtedness to net capital ratio was .13 to 1 and
 .24 to 1, respectively.

    The NYSE also requires members registered as regular specialists to establish that they can meet, with their own net liquid assets, a minimum dollar amount which shall be the greater of $1.0 million or 25% of their position requirement ("Rule 104.2"). In 1998, due to the concentration of LaBranche & Co.'s specialist book, the NYSE required LaBranche & Co. to maintain minimum net liquid assets of the greater of 120% of LaBranche & Co.'s Rule 104.2 position requirement, or $90.0 million, adjusted by the amount of the position requirement for any new stock allocations. The position requirement is the ability to assume positions in stocks in which they are registered of 30,000 shares of each S&P 500 common stock, 22,500 shares in all other common stocks, 4,500 shares in each convertible preferred stock and 1,800 shares in each nonconvertible preferred stock. The term "net liquid assets" for a specialist who also engages in transactions other than specialist activities is based on its excess net capital determined in accordance with SEC Rule 15c3-1.

    As of December 31, 1999 and 1998, LaBranche & Co.'s NYSE minimum required dollar amount of net liquid assets, as defined, was $93.6 million and $90.6 million, respectively, compared to actual net liquid assets, as defined, of $175.9 million and $103.1 million, respectively.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

7. ACQUISITIONS

    Effective July 1, 1997, LaBranche & Co. acquired a portion of the specialist operations of Stern Bros., LLC for an aggregate purchase price of approximately $9.3 million, representing an 8.3% total general partners' interest in LaBranche & Co. The goodwill associated with the acquisition was approximately $7.8 million.

    Effective August 1, 1997, LaBranche & Co. acquired the specialist operations of Ernst, Homans, Ware & Keelips for an aggregate purchase price of approximately $18.5 million, representing general and limited partnership interests totaling 16.4%. The excess purchase price over fair value of net assets acquired was approximately $17.2 million.

    Effective July 1, 1998, LaBranche & Co. acquired the specialist operations of Fowler, Rosenau & Geary, L.L.C. ("Fowler") for an aggregate purchase price of approximately $45.0 million, representing a 22.4% total general and limited partners' interest in LaBranche & Co. The excess purchase price over fair value of net assets acquired was approximately $25.8 million.

    Effective August 24, 1999, the limited partnership interests of $37.1 million in LaBranche & Co. were acquired at an excess purchase price of $127.4 million over the limited partners' capital balances. The redemption of the limited partners' interests is accounted for as a step acquisition under the purchase method of accounting. The excess of purchase price over the limited partners' capital balances was allocated to intangible assets and assigned lives as follows:

                                                        ORIGINAL AMOUNT       LIFE
                                                      -------------------   --------
Specialist Stock List...............................    $ 93.6   million    40 years
Trade Name..........................................      26.6   million    40 years
Goodwill............................................       7.2   million    15 years
                                                      --------
                                                        $127.4   million
                                                      ========

8. COMMITMENTS

    During 1998, LaBranche & Co. secured a $75.0 million committed line of credit with a U.S. commercial bank. The agreement matured on June 25, 1999. In June 1999, the Company amended and extended the committed line of credit to $100.0 million through June 23, 2000.

    Minimum rental commitments under existing noncancellable leases for office space and equipment are as follows:

YEAR ENDING DECEMBER 31:
------------------------
2000...................................................  $ 673,006
2001...................................................    771,750
2002...................................................    801,750
2003...................................................    807,750
2004...................................................    807,750
Thereafter.............................................  3,372,000

    These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

9. SUBORDINATED LIABILITIES

    LaBranche & Co. is a party to subordinated loan agreements under which it has indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at various annual rates. Eleven of the agreements representing $6,823,000 mature within the last six months of 2000 and seven agreements representing $3,385,000 mature within the first six months of 2001. These agreements all have automatic rollover provisions, and each scheduled maturity date will be extended an additional year, unless the lender gives LaBranche & Co. seven months' advance notice that the maturity date will not be extended. Interest expense incurred for the years ended December 31, 1999, 1998 and 1997 on these agreements was approximately $1.1 million, $1.3 million and $1.2 million, respectively. Two of the holders representing $850,000 of subordinated loan agreements maturing in November 2000 have notified
LaBranche & Co. that the scheduled maturity date will not be extended.

    LaBranche & Co. also issued seven notes representing aggregate indebtedness of $20,000,000 which mature on September 15, 2002 and bear interest at an annual rate of 8.17% payable on a quarterly basis. LaBranche & Co. also issued five notes representing aggregate indebtedness of $15,000,000 which mature on June 3, 2008 and bear interest at an annual rate of 7.69% payable on a quarterly basis. These notes are senior to all other subordinated notes of LaBranche & Co. Interest expense incurred for the years ended December 31, 1999, 1998 and 1997 on these notes was approximately $2.8 million, $2.3 million and $340,000, respectively. The agreements covering these subordinated notes require the Company to comply with certain covenants that, among other things, restrict the type of business in which the Company may engage, sets certain net capital levels and prohibits restricted payments.

    LaBranche & Co. also issued a subordinated note for $1,300,000 due March 2, 2001 with an annual rate of 10.0%, payable on a quarterly basis. Interest expense incurred for the year ended December 31, 1999 on the note was approximately $123,333. This agreement has an automatic rollover provision, and the scheduled maturity date will be extended an additional year, unless the lender gives LaBranche & Co. seven months' advance notice that the maturity date will not be extended.

    Exchange memberships contributed pursuant to subordination agreements in the amount of $20,700,000 comprise the remaining subordinated liabilities.

10. EARNINGS PER SHARE

    Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings Per Share". Basic EPS is calculated by dividing net income by the weighted-average number of common shares outstanding. For purposes of determining weighted average shares outstanding for periods prior to the Company's reorganization from partnership to corporate form, the outstanding shares were determined based on the conversion ratio of members' capital to common stock issued to the members upon reorganization.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

10. EARNINGS PER SHARE (CONTINUED)
    The computations of basic and diluted EPS are set forth below (000's omitted, except per share data):

                                                          YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                         DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                             1999              1998              1997
                                                         ------------      ------------      ------------
Numerator for basic and diluted earnings per share-
  net income.......................................         $29,034           $ 2,660           $ 1,489
Denominator for basic and diluted earnings per
  share-weighted-average number of common shares...          40,443            24,318            10,329
Basic and diluted earnings per share...............         $  0.72           $  0.11           $  0.14

    Under the treasury stock method of accounting, restricted stock units representing 1,062,600 shares of common stock and options to purchase an aggregate of 1,200,000 shares of common stock were not included in the calculation of diluted earnings per share due to their antidilutive effect.

11. EMPLOYEE INCENTIVE PLANS

EQUITY INCENTIVE PLAN

    The Company has elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25 as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of grant.

    The Company sponsors an Equity Incentive Plan which provides for grants of incentive stock options, nonqualified stock options, restricted shares of common stock, restricted stock units, unrestricted shares and stock appreciation rights.

    A maximum of 4,687,500 shares of common stock has been reserved for issuance under the Equity Incentive Plan. The maximum number of shares of common stock with respect to which options, restricted stock, restricted stock units or other equity-based awards may be granted under the Equity Incentive Plan during any calendar year to any employee may not exceed 500,000 shares, subject to adjustment upon certain corporate transactions.

    On August 18, 1999, restricted stock units with respect to 1,059,000 shares of common stock were granted to employees who were not managing directors with an issue cost of $0 to the employees and a fair market value of $14 per share. In October 1999, restricted stock units for an additional 3,600 shares of common stock were issued to an employee with an issue cost of $0. The restricted stock units, which are subject to continuing service with the Company and other restrictions, will generally vest in three annual installments commencing on the third anniversary of the grant date. Compensation expense is being recognized over the five-year vesting period on a straight-line basis. For the year ended December 31, 1999, the Company recorded compensation expense and a credit to additional paid-in capital of approximately $1.1 million related to these restricted stock units.

STOCK OPTIONS

    On August 18, 1999, options to purchase an aggregate of 1,200,000 shares of common stock were granted to executive officers of the Company at market value. Of these options, options to purchase

                      LABRANCHE & CO INC. AND SUBSIDIARIES

11. EMPLOYEE INCENTIVE PLANS (CONTINUED)
1,000,000 shares, which are subject to continuing service with the Company and other restrictions, will become exercisable in three equal annual installments commencing on the first anniversary of the date of grant. The options to purchase the remaining 200,000 shares vested on January 7, 2000 and 100,000 shares become exercisable on July 7, 2000 and 100,000 shares on July 7, 2001. As of December 31, 1999, there were no options exercisable. These options will generally expire ten years from the date of grant, unless sooner terminated or exercised. Pursuant to APB No. 25, no compensation expense was recognized since, on the date of grant, these options had no intrinsic value. As of December 31, 1999, the outstanding options had an exercise price of $14 and a remaining life of approximately 10 years.

    The estimated fair value of options granted was $4.97 per option. Fair value is estimated as of the grant date based on a binomial option pricing model using the following assumptions:

Risk-free interest rate.....................................     5.25%
Expected life...............................................   7 years
Expected volatility.........................................       40%
Dividend yield..............................................        0%

    In accordance with SFAS No. 123, compensation expense was not recognized on the date of the grant of the options since these options had no intrinsic value. If the Company were to recognize compensation expense under the fair-value based method of SFAS No. 123, the net income would have decreased by approximately $843,000 resulting in pro forma net income and earnings per share as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              -----------------
                                                            (000S OMITTED, EXCEPT
                                                               PER SHARE DATA)
Net income, as reported...................................         $29,034
Pro forma net income......................................          28,191
EPS, as reported..........................................         $  0.72
Pro forma EPS.............................................            0.70

    The effect of applying SFAS No. 123 in the pro forma disclosure above may not be representative of the potential pro forma effect on net income in future periods.

ANNUAL INCENTIVE PLAN

    The Company also sponsors an Annual Incentive Plan. Managing directors and other employees designated by management will be eligible to participate. Under this plan, a compensation pool of up to 30% of the Company's pre-tax income, or such lesser percentage determined by the compensation committee, will be set aside for managing directors and other employees selected by the compensation committee to participate in this plan. In determining the compensation pool, the compensation expense relating to the grant of restricted stock units at the time of the reorganization of the Company to corporate form is deducted. Under the plan, no individual participant may receive more than 25% of the compensation pool for any fiscal year.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

12. LONG TERM DEBT

    Effective August 24, 1999, the Holding Company issued $100.0 million aggregate principal amount of senior notes. The notes bear interest at a rate of 9.5% annually and mature on August 15, 2004. The carrying value of the senior notes as of December 31, 1999 was $99.8 million. The discount on the bond is being amortized as an adjustment to interest expense over the life of the senior notes. Debt issuance costs incurred as a result of the senior note offering are approximately $2.5 million, which are being amortized as on a straight line basis over the life of the senior notes. Interest expense incurred for the year ended December 31, 1999 was approximately $3.3 million. The indenture covering the senior notes includes certain covenants that, among other things, limits the Company's ability to: borrow money; pay dividends or repurchase stock; make investments; engage in transactions with stockholders and affiliates; create liens on assets; and sell assets or engage in mergers and consolidations except in accordance with certain specified conditions, as defined.

    In addition, in connection with the reorganization of the Company from partnership to corporate form on August 24, 1999, the Holding Company issued a note in an aggregate principal amount of $16.0 million as partial payment for the acquisition of a limited partner interest. Of the $16.0 million total, $6.0 million is payable on the first anniversary of issuance, $5.0 million is payable on the second anniversary of issuance and $5.0 million is payable on the third anniversary of issuance. The note bears interest at the annual rate of 9.5%. Interest expense incurred for the year ended December 31, 1999 was approximately $538,000.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to report the fair value of financial instruments for certain assets and liabilities. Substantially all of the Company's financial instruments are short-term in nature or carry market interest rates and, accordingly, approximate fair value.

    The fair value of the fixed rate debt at December 31, 1999, in millions, is as follows:

                                                       CARRYING VALUE   FAIR VALUE
                                                       --------------   ----------
Senior Debt..........................................      $99.8           $97.0
Fixed Rate Note......................................      $16.0           $15.9

    The fair value of the senior notes was determined based upon its market value as of December 31, 1999. The fair value of the fixed rate note was determined using current market rates to discount its cash flows.

14. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET
    RISK

    As a specialist on the NYSE, LaBranche & Co. is engaged in various securities trading and lending activities. In connection with its activities as a specialist, LaBranche & Co. assumes positions in stocks for which it is responsible. LaBranche & Co. is exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. LaBranche & Co. is exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche & Co. may be required to purchase or sell financial instruments, which may result in a loss to LaBranche & Co.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

14. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISK (CONTINUED)
    LaBranche & Co. enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. LaBranche & Co. controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

15. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The 1998 pro forma consolidated results give effect to LaBranche & Co.'s July 1998 acquisition of Fowler and its reorganization from partnership to corporate form and related transactions, which include the acquisition of LaBranche & Co's limited partnership interests, and the application of the net proceeds from the Company's August 1999 initial public offering and senior note offering (the "Reorganization Transactions") as if the Reorganization Transactions occurred as of January 1, 1998. The 1999 pro forma consolidated results give effect to the Reorganization Transactions as if they occurred as of January 1, 1999. The pro forma impact on revenues, pre-tax income and earnings are as follows (000's omitted, except per share data):

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                        -------------------------
                                                           1999          1998
                                                        -----------   -----------
                                                        (PRO FORMA)   (PRO FORMA)
Revenues..............................................    $201,037      $137,850
Pre-Tax Income........................................     100,153        59,429
Net Income............................................      53,988        31,791
EPS...................................................    $   1.18      $   0.69

16. SUBSEQUENT EVENTS (UNAUDITED)

    Subsequent to year-end the Company acquired Henderson Brothers
Holdings, Inc. ("Henderson"), a specialist firm on the NYSE. Under the terms of the acquisition, the Company will acquire all of the outstanding capital stock of Henderson for approximately $230 million in cash. In addition, the Company has acquired Webco Securities Inc. ("Webco"), another specialist firm on the NYSE. Under the terms of the acquisition, the Company acquired Webco for $11.0 million in cash, an aggregate of approximately $3 million in senior promissory notes and approximately 2.8 million shares of the Company's common stock. Both of these acquisitions will be accounted for under the purchase method.

    During February 2000, a U.S. commercial bank increased and extended its committed line of credit to LaBranche & Co. from $100.0 million to $200.0 million through February 2, 2001.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)
                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                     (000'S OMITTED EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                           ASSETS
CASH AND CASH EQUIVALENTS...................................  $ 46,872   $    21
SECURITIES PURCHASED UNDER AGREEMENT TO RESELL..............     1,422        --
INVESTMENT IN SUBSIDIARIES, AT EQUITY VALUE.................   321,370    77,072
OTHER.......................................................    14,041        --
                                                              --------   -------
    Total Assets............................................  $383,705   $77,093
                                                              ========   =======
   LIABILITIES AND STOCKHOLDERS' EQUITY/MEMBERS' CAPITAL
LIABILITIES:
    Income taxes payable....................................  $  7,960   $    --
    Accounts payable and other liabilities..................     7,951        --
                                                              --------   -------
                                                                15,911        --
                                                              --------   -------
LONG TERM DEBT..............................................   115,822        --
                                                              --------   -------
STOCKHOLDERS' EQUITY/MEMBERS' CAPITAL:
Preferred stock ($.01 par value, 10,000,000 shares
  authorized; none issued and outstanding)..................        --        --
Common stock (par value $.01 per share; 200,000,000 shares
  authorized, 45,875,000 shares issued and outstanding).....       459        --
Additional paid-in-capital..................................   228,771        --
Retained earnings...........................................    22,742        --
                                                              --------   -------
Stockholders' equity/members' capital.......................   251,972    77,093
                                                              --------   -------
Total liabilities and stockholders' equity/members'
  capital...................................................  $383,705   $77,093
                                                              ========   =======

            See accompanying note to condensed financial statements.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)
                       CONDENSED STATEMENTS OF OPERATIONS
                                (000'S OMITTED)

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              --------   ----------   --------
REVENUE:
  Equity earnings from investment in subsidiaries...........  $31,476      $2,663      $1,480
  Investment income.........................................      910          --          --
                                                              -------      ------      ------
    Total revenue...........................................   32,386       2,663       1,480
                                                              -------      ------      ------
EXPENSES:
  Interest..................................................    3,879          --          --
  Employee compensation and related benefits................    1,050          --          --
  Other expenses............................................      504           3           1
                                                              -------      ------      ------
    Total expenses..........................................    5,433           3           1
                                                              -------      ------      ------
  Income before income tax benefit..........................   26,953       2,660       1,479
                                                              -------      ------      ------
INCOME TAX BENEFIT..........................................   (2,081)         --         (10)
  Net income................................................  $29,034      $2,660      $1,489
                                                              =======      ======      ======

            See accompanying note to condensed financial statements.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)

                CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS'

                            EQUITY/MEMBERS' CAPITAL
                                (000'S OMITTED)

                                                  COMMON STOCK       ADDITIONAL
                                               -------------------    PAID-IN     RETAINED   MEMBERS'
                                                SHARES     AMOUNT     CAPITAL     EARNINGS   CAPITAL     TOTAL
                                               --------   --------   ----------   --------   --------   --------
BALANCE, December 31, 1996...................       --     $   --     $     --    $    --    $13,735    $ 13,735
Net income...................................       --         --           --         --      1,489       1,489
Contributions to capital.....................       --         --           --         --     28,574      28,574
Distributions of capital.....................       --         --           --         --     (6,140)     (6,140)
                                                ------     ------     --------    -------    -------    --------
BALANCE, December 31, 1997...................       --         --           --         --     37,658      37,658
Net income...................................       --         --           --         --      2,660       2,660
Contributions to capital.....................       --         --           --         --     66,563      66,563
Distributions of capital.....................       --         --           --         --    (29,788)    (29,788)
                                                ------     ------     --------    -------    -------    --------
BALANCE, December 31, 1998...................       --         --           --         --     77,093      77,093
Net income through August 23, 1999...........       --         --           --         --      6,292       6,292
Contributions to capital.....................       --         --           --         --     18,096      18,096
Distributions of capital.....................       --         --           --         --     (8,095)     (8,095)
                                                ------     ------     --------    -------    -------    --------
BALANCE, pre-reorganization..................       --         --           --         --     93,386      93,386
Exchange of membership interest for shares of
  common stock...............................   35,375        354       93,032         --    (93,386)         --
Initial public offering of common stock......   10,500        105      134,689         --         --     134,794
                                                ------     ------     --------    -------    -------    --------
BALANCE post-reorganization and initial
  public offering............................   45,875        459      227,721         --         --     228,180
Net income (August 24, 1999 through
  December 31, 1999).........................       --         --           --     22,742         --      22,742
Compensation related to restricted stock
  units granted..............................       --         --        1,050         --         --       1,050
                                                ------     ------     --------    -------    -------    --------
BALANCE, December 31, 1999...................   45,875     $  459     $228,771    $22,742    $    --    $251,972
                                                ======     ======     ========    =======    =======    ========

            See accompanying note to condensed financial statements.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)

                       CONDENSED STATEMENTS OF CASH FLOW
                                (000'S OMITTED)

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              --------   ----------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 29,034    $ 2,660     $ 1,489
  Adjustments to reconcile net income to net cash used in
    operating activities
    Amortization of debt issuance costs and bond discount...       204         --          --
    Compensation expense related to restricted stock
      units.................................................     1,050         --          --
    Equity earnings from investment in subsidiaries.........   (33,557)   (19,477)     (6,343)
    Deferred tax benefit....................................      (483)        --          --
Changes in assets and liabilities--
    Securities purchased under agreements to resell.........    (1,422)        --          --
    Other assets............................................   (11,478)        13          26
    Accounts payable and other liabilities..................    13,830         --         (10)
                                                              --------    -------     -------
Net cash used in operating activities.......................    (2,822)   (16,804)     (4,838)
                                                              --------    -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from contributions of capital....................    20,000     46,598      10,948
  Payments for distributions of capital.....................   (50,717)   (29,788)     (6,140)
  Payments to limited partners for redemption of interests
    and repayment of subordinated debt upon
    reorganization..........................................  (145,186)        --          --
                                                              --------    -------     -------
  Net cash provided by (used in) investing activities.......  (175,903)    16,810       4,808
                                                              --------    -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of long term debt..............    99,807         --          --
  Net proceeds from the initial public offering.............   134,794         --          --
  Payments to members upon reorganization...................    (9,025)        --          --
                                                              --------    -------     -------
  Net cash provided by financing activities.................   225,576         --          --
                                                              --------    -------     -------
Net change in cash..........................................    46,851          6         (30)
CASH AND CASH EQUIVALENTS, beginning of year................        21         15          45
                                                              --------    -------     -------
CASH AND CASH EQUIVALENTS, end of year......................  $ 46,872    $    21     $    15
                                                              ========    =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH PAID FOR:
  Income taxes..............................................  $ 11,750    $     3     $    11
SUPPLEMENTAL NONCASH FINANCING ACTIVITIES:
  Membership interests issued for acquisitions..............  $     --    $19,965     $17,626
  Exchange of membership interests for shares of common
    stock...................................................  $ 93,386    $    --     $    --
  Issuance of subordinated debt and shares of common stock
    for redemption of limited partner interests upon
    reorganization..........................................  $ 23,821    $    --     $    --

            See accompanying note to condensed financial statements.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)
                     NOTE TO CONDENSED FINANCIAL STATEMENTS

1.  NOTE TO CONDENSED FINANCIAL STATEMENTS

    The condensed financial statements of LaBranche & Co Inc. (Parent Company
Only) should be read in conjunction with the consolidated financial statements of LaBranche & Co Inc. and Subsidiaries and the notes thereto contained elsewhere in this prospectus.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

ROBB PECK McCOOEY Financial Services, Inc.:

    In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in redeemable stocks and other equity and cash flows present fairly, in all material respects, the consolidated financial position of ROBB PECK McCOOEY Financial Services, Inc. and its Subsidiaries (the "Company") as of April 28, 2000 and April 30, 1999, and the results of their consolidated operations and their consolidated cash flows for each of the three fiscal years in the period ended April 28, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

New York, New York
July 7, 2000

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                       APRIL 28, 2000 AND APRIL 30, 1999

                                                                  2000           1999
                                                              ------------   ------------
ASSETS
Cash and cash equivalents (Note 1)..........................  $ 15,528,200   $ 23,329,600
U.S. Treasury Bills, at market value........................    25,008,700     20,798,600
U.S. Treasury Bills segregated in compliance with Federal
  regulations (Note 2)......................................    41,878,500     41,625,500
Deposits with clearing organizations (2000: Cash of
  $4,030,500 and U.S. Treasury Bills of $5,571,600, at
  market value; 1999: Cash of $3,870,100 and U.S. Treasury
  Bills of $619,900, at market value).......................     9,602,100      4,490,000
Receivable from brokers and dealers (Note 3)................    97,202,600     89,489,800
Receivable from customers (Note 4)..........................    30,292,400     29,876,200
Securities owned, at market value, primarily common and
  preferred stock...........................................    25,325,900     30,552,600
Memberships in exchanges
  Owned, at cost (market value for 2000: $19,830,000, and
    1999: $29,988,000)......................................     3,828,700      3,828,700
  Contributed for the use of the Company, at market value
    (Note 6)................................................     5,100,000      7,800,000
Intangible assets
  Specialists Stocks, net of accumulated amortization for
    2000:
  $3,633,700, and 1999: $3,295,300 (Note 1).................     4,417,400      4,755,800
  Franchise Rights, net of accumulated amortization for
    2000:
  $1,775,200, and 1999: $1,653,500 (Note 1).................     3,093,900      3,215,600
Investment in real estate, net of accumulated depreciation
  for 2000: $93,200, and 1999: $52,300......................    10,114,400      6,594,400
Secured demand note collateralized by marketable securities
  (Note 6)..................................................     2,175,000      1,175,000
Fixed assets and leasehold improvements, at cost, net of
  accumulated depreciation and amortization for 2000:
  $5,805,900, and 1999: $5,047,700 (Note 1).................     1,462,000      2,064,700
Deferred income taxes (Note 1)..............................     5,324,400      2,872,600
Other assets................................................    13,431,000     10,766,700
                                                              ------------   ------------
    TOTAL ASSETS............................................  $293,785,200   $283,235,800
                                                              ============   ============
LIABILITIES, REDEEMABLE STOCKS AND OTHER EQUITY
  Bank loans (Note 5).......................................  $      5,000   $      5,000
  Borrowings (Note 6).......................................     9,477,700     10,158,100
  Payable to brokers and dealers (Note 3)...................    18,650,900     44,774,400
  Payable to customers (Note 4).............................    84,010,500     69,179,700
  Securities sold, but not yet purchased, at market value,
    primarily common and preferred stock....................    17,890,700     15,234,100
  Accounts payable and accrued liabilities (Note 11)........    33,319,700     29,231,900
  Long term borrowings (Note 6).............................    37,534,500     27,634,500
                                                              ------------   ------------
    TOTAL LIABILITIES.......................................   200,889,000    196,217,700
                                                              ------------   ------------
Commitments (Note 7)
Redeemable Third Preferred Stock (par value $.10 per share;
  liquidation value $100.00 per share; 35,491 shares
  authorized, 24,775 shares issued and 14,887 shares
  outstanding), stated at redemption value (Note 12)........     1,488,700      1,488,700
Redeemable Fourth Preferred Stock (par value $.10 per share;
  liquidation value $100.00 per share; 22,276 shares
  authorized, 16,846 issued and 11,753 outstanding), stated
  at redemption value (Note 12).............................     1,175,300      1,175,300
Redeemable Common Stock (par value $.10 per share, 200,050
  shares authorized; 100,010 shares issued; 68,100 shares
  outstanding for 2000 and 75,100 shares outstanding for
  1999), stated at redemption value (Note 12)...............    90,472,900     89,584,500
Additional paid-in-capital..................................       421,600        421,600
Retained earnings...........................................    16,039,800      2,202,400
Treasury stock (at cost)....................................   (16,702,100)    (7,854,400)
                                                              ------------   ------------
    TOTAL LIABILITIES, REDEEMABLE STOCKS AND OTHER EQUITY...  $293,785,200   $283,235,800
                                                              ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
  FOR THE FISCAL YEARS ENDED APRIL 28, 2000, APRIL 30, 1999 AND APRIL 24, 1998

                                                         2000           1999           1998
                                                     ------------   ------------   ------------
Revenues
  Trading and investment gains, net................  $ 44,124,200   $ 76,344,100   $ 75,154,600
  Floor brokerage..................................    24,785,500     25,066,500     22,662,100
  Clearance fees and commissions...................    18,873,100     15,456,000     17,281,400
  Interest.........................................     9,844,000      7,075,100      6,400,200
  Dividends........................................     1,197,700        887,300        597,100
  Underwriting income..............................     1,639,100             --             --
  Other............................................     1,271,600        966,400      1,616,900
                                                     ------------   ------------   ------------

      Total revenues...............................   101,735,200    125,795,400    123,712,300
                                                     ------------   ------------   ------------
Expenses
  Compensation and benefits (Notes 7, 10 and 11)...    41,710,300     57,428,100     51,318,700
  Floor brokerage and clearance fees...............     5,287,400      3,659,300      4,979,800
  Occupancy, equipment rental and
    communications (Note 7)........................     4,890,600      5,105,800      4,739,400
  Interest.........................................     6,142,300      5,595,800      3,640,200
  Leased exchange seats............................     3,926,800      3,309,100      2,534,700
  Depreciation and amortization....................     1,799,900      1,588,100      1,094,100
  Other............................................    10,224,500     11,250,500      8,708,000
                                                     ------------   ------------   ------------

      Total expenses...............................    73,981,800     87,936,700     77,014,900
                                                     ------------   ------------   ------------
      Income before provision
        for income taxes...........................    27,753,400     37,858,700     46,697,400
                                                     ------------   ------------   ------------

Provision for income taxes (Note 1)
  Current:
    Federal........................................     9,979,700     14,408,700     16,182,200
    State and local................................     5,499,700      8,110,600      9,300,700

  Deferred:
    Federal........................................    (1,472,200)    (2,954,100)    (2,243,800)
    State and local................................      (979,600)    (1,965,400)    (1,524,500)
                                                     ------------   ------------   ------------

                                                       13,027,600     17,599,800     21,714,600
                                                     ------------   ------------   ------------

      Net income...................................  $ 14,725,800   $ 20,258,900   $ 24,982,800
                                                     ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE STOCKS AND OTHER EQUITY
  FOR THE FISCAL YEARS ENDED APRIL 28, 2000, APRIL 30, 1999 AND APRIL 24, 1998

                               REDEEMABLE THIRD        REDEEMABLE FOURTH
                               PREFERRED STOCK          PREFERRED STOCK
                                (35,491 SHARES           (22,276 SHARES          REDEEMABLE CLASS A
                                AUTHORIZED PAR           AUTHORIZED PAR             COMMON STOCK             CLASS B COMMON
                                 VALUE $.10,              VALUE $.10,             (200,000 SHARES           STOCK (50 SHARES
                                 LIQUIDATION              LIQUIDATION              AUTHORIZED PAR            AUTHORIZED PAR
                                VALUE $100.00)           VALUE $100.00)             VALUE $.10)               VALUE $.10)
                            ----------------------   ----------------------   ------------------------   ----------------------
                             SHARES     REDEMPTION    SHARES     REDEMPTION    SHARES      REDEMPTION     SHARES     REDEMPTION
                            ISSUED(1)     VALUE      ISSUED(2)     VALUE      ISSUED(3)      VALUE        ISSUED       VALUE)
                            ---------   ----------   ---------   ----------   ---------   ------------   ---------   ----------
Balance, April 26, 1997...   24,775     $1,586,500    16,846     $1,257,200    100,009    $ 38,579,200          1    $      --
Purchase of treasury
  stock...................
Net income................
Recording of redeemable
  stock at its redemption
  value...................                                                                  25,204,700
                             ------     ----------    ------     ----------   --------    ------------   ---------   ---------
Balance, April 24, 1998...   24,775     1,586,500     16,846     1,257,200     100,009      63,783,900          1           --
Purchase of treasury
  stock...................
Conversion of class A
  common stock and
  class B common stock
  into common stock.......                                                    (100,009)    (63,783,900)        (1)          --
Net income................
Recording of redeemable
  stock at its redemption
  value...................                (97,800)                 (81,900)
                             ------     ----------    ------     ----------   --------    ------------   ---------   ---------
Balance April 30, 1999....   24,775     1,488,700     16,846     1,175,300          --              --         --           --
Purchase of treasury
  stock...................
Net income................
Recording of redeemable
  stock at its redemption
  value...................
                             ------     ----------    ------     ----------   --------    ------------   ---------   ---------
Balance, April 28, 2000...   24,775     $1,488,700    16,846     $1,175,300         --    $         --         --    $      --
                             ======     ==========    ======     ==========   ========    ============   =========   =========


                               REDEEMABLE COMMON
                             STOCK (200,050 SHARES
                                AUTHORIZED PAR
                                  VALUE $.10)
                            -----------------------   ADDITIONAL                   TREASURY
                             SHARES     REDEMPTION     PAID-IN      RETAINED        STOCK,
                            ISSUED(3)      VALUE       CAPITAL      EARNINGS       AT COST
                            ---------   -----------   ----------   -----------   ------------
Balance, April 26, 1997...        --    $        --    $421,600    $ 7,786,300   $ (4,713,600)
Purchase of treasury
  stock...................                                                         (2,115,100)
Net income................                                          24,982,800
Recording of redeemable
  stock at its redemption
  value...................                                         (25,204,700)
                             -------    -----------    --------    -----------   ------------
Balance, April 24, 1998...        --             --     421,600      7,564,400     (6,828,700)
Purchase of treasury
  stock...................                                                         (1,025,700)
Conversion of class A
  common stock and
  class B common stock
  into common stock.......   100,010     63,783,900
Net income................                                          20,258,900
Recording of redeemable
  stock at its redemption
  value...................               25,800,600                (25,620,900)
                             -------    -----------    --------    -----------   ------------
Balance April 30, 1999....   100,010     89,584,500     421,600      2,202,400     (7,854,400)
Purchase of treasury
  stock...................                                                         (8,847,700)
Net income................                                          14,725,800
Recording of redeemable
  stock at its redemption
  value...................                  888,400                   (888,400)
                             -------    -----------    --------    -----------   ------------
Balance, April 28, 2000...   100,010    $90,472,900    $421,600    $16,039,800   $(16,702,100)
                             =======    ===========    ========    ===========   ============

------------------------------
(1) Includes 9,888 shares held in treasury at April 28, 2000 and April 30, 1999 and 8,910 shares held in treasury at April 24, 1998.

(2) Includes 5,093 shares held in treasury at April 28, 2000 and April 30, 1999 and 4,274 shares held in treasury at April 24, 1998.

(3) Includes 31,910, 24,910 and 23,910 shares held in treasury at April 28, 2000, April 30, 1999 and April 24, 1998, respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED APRIL 28, 2000 AND APRIL 30, 1999 AND APRIL 24, 1998

                                                                 2000          1999          1998
                                                              -----------   -----------   -----------
Cash flows from operating activities
  Net income................................................  $14,725,800   $20,258,900   $24,982,800
                                                              -----------   -----------   -----------
  Adjustments to reconcile net income to net cash (used in)
    provided by operating activities
    Depreciation and amortization...........................    1,799,900     1,588,100     1,094,100
    Deferred income tax benefit.............................   (2,451,800)   (4,919,500)   (3,768,300)
    Provision for loss on investments.......................       92,600       400,000       600,000
    (Increase) decrease in operating assets
      U.S. Treasury Bills...................................   (4,210,100)     (929,600)    4,972,000
      U.S. Treasury Bills segregated in compliance with
       Federal regulations..................................     (253,000)  (25,818,700)    4,475,200
      Deposits with clearing organizations..................   (5,112,100)     (278,000)   (2,463,300)
      Receivable from brokers and dealers...................   (7,712,800)  (22,283,500)  (40,550,000)
      Receivable from customers.............................     (416,200)    4,827,900   (16,240,500)
      Securities owned......................................    5,226,700    36,487,200   (40,068,100)
      Other assets..........................................   (3,284,100)   (5,001,500)   (2,899,400)
    Increase (decrease) in operating liabilities
      Payable to brokers and dealers........................  (26,123,500)  (35,667,400)   54,835,400
      Payable to customers..................................   14,830,800    28,617,900     7,415,100
      Securities sold, but not yet purchased................    2,656,600     6,457,100    (1,250,800)
      Accounts payable and accrued liabilities..............    4,087,800    12,617,600     6,031,700
                                                              -----------   -----------   -----------
        TOTAL ADJUSTMENTS...................................  (20,869,200)   (3,902,400)  (27,816,900)
                                                              -----------   -----------   -----------
        NET CASH (USED IN) PROVIDED BY OPERATING
        ACTIVITIES..........................................   (6,143,400)   16,356,500    (2,834,100)
                                                              -----------   -----------   -----------
Cash flows from investing activities
  Purchase of fixed assets and real estate..................   (3,729,900)   (3,055,900)   (2,121,400)
                                                              -----------   -----------   -----------
        NET CASH USED IN INVESTING ACTIVITIES...............   (3,729,900)   (3,055,900)   (2,121,400)
                                                              -----------   -----------   -----------
Cash flows from financing activities
  Increase (decrease) in bank loans, net....................           --   (17,300,000)   11,800,000
  Principal payments under subordinated borrowings and
    promissory notes........................................   (1,128,100)   (3,704,800)   (2,108,400)
  Issuance of senior exchangeable notes, promissory notes
    and mortgage payable....................................    3,200,000    21,692,000            --
  Purchase of treasury stock................................           --      (205,100)           --
                                                              -----------   -----------   -----------
        NET CASH PROVIDED BY FINANCING ACTIVITIES...........    2,071,900       482,100     9,691,600
                                                              -----------   -----------   -----------
        NET INCREASE (DECREASE) IN CASH.....................   (7,801,400)   13,782,700     4,736,100

Cash and cash equivalents, beginning of year................   23,329,600     9,546,900     4,810,800
                                                              -----------   -----------   -----------
        CASH AND CASH EQUIVALENTS, END OF YEAR..............  $15,528,200   $23,329,600   $ 9,546,900
                                                              ===========   ===========   ===========
Supplemental disclosures of cash flow information
  Cash paid during the year for
    Interest................................................  $ 5,745,000   $ 5,335,600   $ 3,546,600
    Income taxes............................................  $17,637,800   $19,791,200   $27,306,200

Supplemental disclosure of noncash financing activities
  Increase (decrease) in memberships contributed and
    subordinated borrowings (Note 6)........................  $(2,700,000)  $ 3,000,000   $   945,000
  Purchase of treasury stock by the Company and offsetting
    liabilities.............................................  $ 8,847,700   $   820,600   $ 2,115,100
  Senior exchangeable notes exchanged into senior
    subordinated borrowings (Note 6)........................  $19,000,000   $ 1,000,000            --
  Issuance of liabilities pursuant to secured demand note
    collateral agreement and secured demand note
    (Note 6)................................................  $ 1,000,000            --            --

  The accompanying notes are an integral part of these consolidated financial statements.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements include the accounts of ROBB PECK McCOOEY Financial Services, Inc. and its subsidiaries, ROBB PECK McCOOEY Specialist Corporation ("Specialist Corp."), ROBB PECK McCOOEY Clearing Corporation ("Clearing Corp."), RPM Asset Management Corp. ("Asset Management") and ROBB PECK McCOOEY Real Estate Management Corporation ("Real Estate") (collectively, the "Company"). Specialist Corp. conducts specialist activities on the New York Stock Exchange ("NYSE"). Clearing Corp., a member of the NYSE and various other exchanges, is engaged in the business of clearing securities transactions and also trades securities for its own account.

    All intercompany balances and transactions have been eliminated.

    Securities transactions, including related trading gains and losses, floor brokerage and clearance revenues and expenses, are recorded on a trade-date basis.

    The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured at enacted statutory tax rates applicable to future years in which those temporary tax assets and liabilities are expected to be recovered or settled.

    Deferred income taxes arise principally from differences in the periods in which certain items of revenue and expense are recorded for income tax and financial reporting purposes; such items primarily include securities valuation, compensation expense relating to the stock option plan and pension plan. At April 28, 2000, the net deferred tax asset consists of $9,432,500 of deferred tax liabilities and $14,756,900 of deferred tax assets. At April 30, 1999, the net deferred tax asset consists of $10,530,000 of deferred tax liabilities and $13,402,600 of deferred tax assets. The difference between the Company's effective tax rate and the Federal statutory tax rate is principally due to state and local taxes.

    Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, but not exceeding five years. Leasehold improvements, including amortization of assets recorded under a capital lease, are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the leases.

    Intangible assets are being amortized on a straight-line basis over periods not exceeding forty years. The rights to act as the specialist in certain NYSE securities and the franchise rights of being a specialist are being amortized on a straight-line basis over a period not exceeding 30 years and 40 years, respectively. Exchange memberships acquired in acquisitions are recorded at cost plus $2,909,300 of assigned intangibles. Intangibles assigned to memberships are not being amortized.

    Acquisition and issuance of treasury stock are recorded at cost and average cost, respectively. The difference between the proceeds from the shares issued and their average cost is added to additional paid-in capital. During the year ended April 28, 2000, the Company repurchased and held in treasury 7,000 shares of redeemable common stock for $8,847,700. During the year ended April 30, 1999, the Company repurchased and held in treasury 978 shares of redeemable third preferred stock, 819 shares of redeemable fourth preferred stock and 1,000 shares of redeemable common stock for $1,025,700. During the year ended
April 24, 1998 the Company repurchased and held in treasury 2,500 shares of redeemable Class A common stock for $2,115,100.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Real estate owned includes land and buildings and is recorded at cost. The Company's policy is to annually assess any impairment in value. Such carrying amounts would be adjusted, if necessary, to reflect an impairment in the value of the assets.

    Cash and cash equivalents are highly, liquid short term investments that consist of cash and commercial paper of one issuer which is held in an account at a major financial institution ($9,574,300 at April 28, 2000 and $13,021,800 at April 30, 1999).

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of April 28, 2000 and April 30, 1999, and the reported amounts of revenues and expenses during the fiscal years then ended. Actual results could differ from those estimates.

2.  U.S. TREASURY BILLS SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS

    U.S. Treasury Bills with a market value of $34,778,600 at April 28, 2000 and $41,625,500 at April 30, 1999 are segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

    In accordance with the SEC's no action letter dated November 3, 1998, the Clearing Corp. has agreed to compute a Reserve Requirement for the proprietary accounts of introductory firms as of April 28, 2000. The Clearing Corp.'s deposit requirement was $7,922,700. The amount segregated at April 28, 2000 was $7,099,900 with an additional $2,325,000 deposit made in accordance with the rule.

3.  RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

    Amounts receivable from and payable to brokers and dealers at April 28, 2000 and April 30, 1999 include:

                                                                 2000          1999
                                                              -----------   -----------
Securities failed-to-deliver................................  $ 1,386,700   $22,291,400
Deposits on securities borrowed.............................   86,269,100    59,814,000
Amounts due from clearing associations......................    1,535,800     3,657,700
Receivable from noncustomers................................      277,800     1,030,900
Floor brokerage receivable..................................    2,029,300     2,563,300
Adjustment to record inventory on a trade-date basis........    5,267,900            --
Other.......................................................      436,000       132,500
                                                              -----------   -----------
    TOTAL RECEIVABLE........................................  $97,202,600   $89,489,800
                                                              ===========   ===========
Securities loaned...........................................  $        --   $ 3,001,500
Securities failed-to-receive................................    5,855,300    20,145,300
Payable to Joint Trading Account............................    9,798,100     5,403,400
Payable to noncustomers.....................................    2,439,400    11,092,100
Adjustment to record inventory on a trade-date basis........           --     4,959,600
Other.......................................................      558,100       172,500
                                                              -----------   -----------
    TOTAL PAYABLE...........................................  $18,650,900   $44,774,400
                                                              ===========   ===========

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

3.  RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS (CONTINUED)
    Securities failed-to-deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed-to-receive represent payables for securities purchased that have not been received for which settlement date has passed.

    Securities borrowed and securities loaned, which are transacted with other brokers and dealers, are recorded at the amount of cash collateral advanced or received, with fees recorded as interest revenue or expense over the life of the transaction. Securities borrowed transactions require the Company to deposit cash with the lenders. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional cash collateral deposited or refunded as necessary. Approximately 57% of the Company's deposits on securities borrowed are with two brokers and dealers of which one is above 10% of total assets.

    In accordance with industry practice, the Company generally settles its securities transactions within three business days after the trade date. The Company is therefore exposed to risk of loss on its transactions in the event of the counterparties' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices.

    The Company participates in a Joint Trading Account which is cleared by a subsidiary of the Company.

4.  RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

    Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5.  BANK LOANS

    Bank loans generally bear interest at the broker call loan interest rate and are payable on demand. They are used to finance customers' margin balances, receivables from brokers and dealers, and Company-owned securities, and are collateralized by marketable securities with a market value of about $4,584,500 at April 28, 2000 and $12,138,700 at April 30, 1999. Such collateral consists primarily of the Company's and customers' margin securities. The estimated fair value of these borrowings approximates the related carrying value.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

6.  SUBORDINATED BORROWINGS AND PROMISSORY NOTES

                                                                 2000          1999
                                                              -----------   -----------
Subordinated borrowings:
  12% Series 1 subordinated note due 2001 to 2004...........  $ 1,000,000   $ 1,000,000
  12 1/2% subordinated note due 2004........................    2,000,000     2,000,000
  9% promissory note due 2001 and 2000, respectively........      295,000       295,000
  10% promissory notes due 2001 and 2000, respectively......      260,000       260,000
  Exchange memberships, contributed for use of the
    Company.................................................    5,100,000     7,800,000
  Liabilities pursuant to secured demand note collateral
    agreements,
    9% due 2001 and 2000, respectively......................    1,175,000     1,175,000
    10% due 2002............................................    1,000,000            --
  7.95% senior subordinated notes due 2006..................   20,000,000     1,000,000
                                                              -----------   -----------
                                                               30,830,000    13,530,000
                                                              -----------   -----------
Promissory Notes and other borrowings:
  9 1/2% promissory notes due 2001 to 2003..................    1,884,500     2,512,600
  Promissory notes due 2001 to 2005 (10% at April 28,
    2000)...................................................    8,847,700            --
  5.65% promissory note due 2002 to 2004....................    2,250,000     2,750,000
  Senior exchangeable notes due 2005........................           --    19,000,000
  Prime + 1% mortgage due 2002 (10% at April 28, 2000)......    3,200,000            --
                                                              -----------   -----------
                                                               16,182,200    24,262,600
                                                              -----------   -----------
Total borrowings............................................   47,012,200    37,792,600
Less: Payments due within one year and exchange memberships
  contributed for use of the Company........................   (9,477,700)  (10,158,100)
                                                              -----------   -----------
    TOTAL LONG-TERM BORROWINGS..............................  $37,534,500   $27,634,500
                                                              ===========   ===========

    For the $8,847,700 of promissory notes due 2001 to 2005, interest shall be at an annual rate of one percent over the prime rate printed in the Wall Street Journal with a maximum rate of 10% per annum.

    On June 14, 2000, the 12 1/2% subordinated note was extended to June 14,
2003.

    As of April 28, 2000, principal payments on the promissory notes, subordinated notes and mortgage, excluding exchange memberships and liabilities pursuant to secured demand note collateral agreements, for fiscal 2001, 2002, 2003, 2004, 2005 and 2006 are $3,202,700, $6,347,700, $3,147,700, $5,269,500,
$1,769,600 and $20,000,000, respectively.

    The estimated fair value of these borrowings approximates the related carrying value.

    Except for the 7.95% senior subordinated notes, the promissory notes and subordinated borrowings are held primarily by employees and former stockholders of the Company or its predecessor company.

    Three exchange memberships have been contributed by employees and officers of the Company for use by the Company. Subordinated borrowings in an amount equal to the market value of the exchange memberships are reflected in the consolidated statements of financial condition. The Company is required to pay annual fees in relation to these exchange memberships, which have been charged to income for the fiscal years ended April 28, 2000, April 30, 1999 and April 24, 1998.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

6.  SUBORDINATED BORROWINGS AND PROMISSORY NOTES (CONTINUED)
    Two subsidiaries of the Company have 9% and 10% secured demand note collateral agreements due January 31 and April 30, 2001, respectively. These agreements have been approved by the NYSE and are available in computing net capital under the SEC Net Capital Rule 15c3-1. To the extent that such borrowings may be required for a subsidiary's continued compliance with minimum net capital requirements, they may not be repaid.

    In June 1998, a subsidiary of the Company issued $20,000,000 of 7.85% senior exchangeable notes due June 1, 2005. In December 1998 and November 1999, $1,000,000 and $19,000,000 of senior exchangeable notes were exchanged into 7.95% senior subordinated notes. The notes contain certain financial, reporting and other restrictive covenants. In the event of a change in control of the Company, the Company will be required to make an offer to each noteholder to repay the notes upon the change of control. These notes have been approved by the NYSE and are available in computing net capital under the SEC Net Capital Rule 15c3-1 and NYSE Rule 104.20.

    In February 2000, the Company obtained a $3,200,000 mortgage due February 17, 2002 in connection with the purchase of land and buildings. The mortgage is collateralized by such land and buildings.

7.  COMMITMENTS AND CONTINGENCIES

    Under operating leases in effect as of April 28, 2000, with remaining noncancelable lease terms in excess of one year, aggregate annual rentals for office space and equipment are about as follows:

FISCAL YEAR
------------------------------------------------------------
2001........................................................  $1,099,600
2002........................................................     889,400
2003........................................................     475,000
2004........................................................     148,000
                                                              ----------
                                                              $2,612,000
                                                              ==========

    Certain of these leases have escalation clauses and renewal options. Rental expense charged to income for the years ended April 28, 2000, April 30, 1999 and April 24, 1998, under all leases, including equipment leased on a short-term basis, was $1,333,700, $1,322,300 and $1,317,900, respectively.

    The Company has employment agreements with various employees terminating January 3, 2001 which require annual compensation. The agreements can be terminated early only under certain circumstances. Compensation due under the above agreements approximates $665,200 for fiscal year 2001. Salary and bonus expense charged to income for the fiscal years ended April 28, 2000, April 30, 1999 and April 24, 1998 was $994,800, $1,617,300 and $1,401,000, respectively, under all employment agreements.

8. NET CAPITAL REQUIREMENTS

    Certain subsidiaries of the Company are subject to capital requirements of regulatory agencies. Clearing Corp. is subject to the SEC Uniform Net Capital Rule 15c3-1. At April 28, 2000, Clearing Corp.'s net capital, as defined, was $13,751,900 in excess of its requirement of $1,075,800. At April 30, 1999, Clearing Corp.'s net capital, as defined, was $8,831,500 in excess of its requirement of $1,278,700.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

8. NET CAPITAL REQUIREMENTS (CONTINUED)

    Specialist Corp. is subject to the SEC's Uniform Net Capital Rule 15c3-1 as well as NYSE Rule 104.20. At April 28, 2000, Specialist Corp.'s net capital was $94,220,600 in excess of its requirement of $250,000 under the SEC's Uniform Net Capital Rule 15c3-1, and $78,614,200 in excess of its requirement of $19,084,900 under NYSE Rule 104.20. At April 30, 1999, Specialist Corp.'s net capital was $58,094,900 in excess of its requirement of $250,000 under the SEC's Uniform Net Capital Rule 15c3-1, and $42,981,500 in excess of its requirement of $19,911,800 under NYSE Rule 104.20.

    In November 1999, the NYSE proposed a change to its rules that would increase the capital requirements for certain specialists, including the Specialist Corp. The rule change, when and if it takes effect, is expected to substantially reduce the excess of the Specialist Corp.'s net liquid assets over its requirement. The Specialist Corp. expects to maintain compliance with the new rules as they are currently proposed.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    In the normal course of business, the Company's customer and noncustomer ("customer") activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers and counterparties are unable to fulfill their contracted obligations.

    The Company's customer securities activities are transacted on either a cash or a margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customers' accounts.

    The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to said guidelines, requires customers to deposit additional collateral, or reduce positions, where necessary.

    In accordance with industry practice, the Company records customer transactions on a settlement-date basis, generally three business days after the trade date. The Company is therefore exposed to risk of loss on customer transactions in the event of the customers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The Company generally settles its securities transactions within three business days after the trade date. The Company is therefore exposed to risk of loss on its transactions in the event of the counterparties' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices.

    A significant portion of the Company's securities clearance activities includes clearing transactions for professional traders. Due to the nature of their operations, which may include short sales and option writing, the Company may have significant credit exposure due to the potential inability of these counterparties to meet their commitments in the event of volatile trading markets. The Company seeks to control this risk by monitoring margin collateral levels on a daily basis for compliance with both regulatory and internal guidelines, and requests additional collateral where necessary.

    In the normal course of business, the Company may sell securities not yet purchased. Off-balance-sheet risk arises in the event that the market price of the securities increases. The Company will eventually have to purchase these securities back at prevailing market prices. The Company attempts to control this risk by setting limits on the amount of equity available for investing and by offsetting

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED) positions with other securities. The Company monitors position concentrations to manage its exposure to specific market events.

10. EMPLOYEE BENEFIT PLANS

    The Company has a noncontributory defined benefit pension plan covering all eligible full-time employees of the Company and its subsidiaries. The Company's funding policy is to contribute annually an amount that can be deducted for Federal income tax purposes by using an actuarial cost method and assumptions different from those used for financial reporting.

    The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at April 28, 2000, April 30, 1999 and April 24, 1998:

                                                            2000          1999          1998
                                                         -----------   -----------   -----------
Benefit obligation.....................................  $(9,722,800)  $(8,548,400)  $(6,697,800)
Fair value of plan assets..............................   11,197,200    10,325,500     9,426,400
                                                         -----------   -----------   -----------
Funded status..........................................  $ 1,474,400   $ 1,777,100   $ 2,728,600
                                                         ===========   ===========   ===========
Accrual cost recognized in the statement of financial
  condition............................................  $   482,000   $   441,100   $   607,500
                                                         ===========   ===========   ===========
Weighted-average assumptions
  Discount rate........................................         7.25%         7.50%         7.50%
  Expected long-term return on plan assets.............         8.00%         8.00%         8.00%
  Rate of compensation increase........................         5.00%         5.00%         5.00%
Benefit cost...........................................  $ 1,116,800   $   847,600   $   756,100
                                                         ===========   ===========   ===========
Employer contributions.................................  $ 1,075,800   $ 1,014,000   $   973,900
                                                         ===========   ===========   ===========

    The Company has a profit-sharing plan covering all eligible full-time employees. The annual contribution under the plan is determined at the discretion of management and is based upon a specified percentage of each participant's eligible compensation, as defined. A profit-sharing contribution was not made during the fiscal years ended April 28, 2000, April 30, 1999 and April 24, 1998.

    The Company has a 401(k) plan covering all eligible full-time employees. The annual contribution under the plan is determined at the discretion of management. A 401(k) contribution was not made during the fiscal years ended April 28, 2000, April 30, 1999 and April 24, 1998.

    A supplemental executive retirement plan ("SERP"), which vests for employees based on individual vesting periods, provides supplemental retirement and medical benefits to certain members of senior management, commencing when the executives leave the firm. The benefits relating to the plan vest over a period of two to four years. Benefits totaling $15,389,500 are expected to be paid over a period of 31 years for retirement benefits and 39 years for medical benefits. The related expenses for the fiscal years ended April 28, 2000, April 30, 1999 and April 24, 1998 were $1,169,100, $2,062,200 and $1,501,500, respectively. The liability related to the SERP included in accounts payable and accrued liabilities as of April 28, 2000 and April 30, 1999 was $4,706,200 and $3,537,100, respectively. In the

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
event of a change in control of the Company, the benefits will become fully vested and payable immediately to participants of the SERP.

11. STOCK OPTION PLAN

    The Board of Directors of the Company granted options under a Stock Option Agreement to certain directors and officers to purchase shares of the Company's redeemable common stock based upon its Net Book Value as defined in the Company's Articles of Incorporation ("Net Book Value"). The Net Book Value of redeemable common stock is computed substantially as follows: Redeemable Stocks and Other Equity of the Company in accordance with generally accepted accounting principles in the United States plus the net after tax amount of the fair market value of memberships in exchanges over cost minus the liquidation value of redeemable preferred stock and the net after tax amount of intangible assets. These options are accounted for as variable plan awards. Compensation expense is measured at the end of each year as the amount by which the Net Book Value of the shares underlying the options change in value and is accrued to expense over the periods the employees perform their related services. The exercise price of the options approximated the Net Book Value of the Company's stock on the date of grant. The options vest over five years and have no expiration date. All options which have not vested are forfeited upon termination of the director or officer. In the event of a change in control of the Company, options will become fully vested. Stock option compensation cost charged against income for the fiscal years ended April 28, 2000, April 30, 1999 and April 24, 1998 was $2,950,300, $8,790,200 and $5,304,800, respectively. Stock option compensation payable included in accounts payable and accrued liabilities as of April 28, 2000 and April 30, 1999 was $19,139,300 and $16,278,500, respectively. The following is a summary of stock option activity:

                                                                   STOCK OPTIONS WITH AN EXERCISE PRICE OF:
                                                              --------------------------------------------------
                                                                $275          $400          $850         TOTAL
                                                              --------      --------      --------      --------
Outstanding at April 25, 1997...............................   17,200        1,000                       18,200
Granted.....................................................                               7,500          7,500
Redeemed....................................................                  (900)                        (900)
                                                               ------        -----         -----         ------
Outstanding at April 24, 1998...............................   17,200          100         7,500         24,800
Redeemed....................................................                  (100)                        (100)
                                                               ------        -----         -----         ------
Outstanding at April 30, 1999...............................   17,200           --         7,500         24,700
Redeemed....................................................   (3,600)                      (600)        (4,200)
Forfeited...................................................     (600)                      (800)        (1,400)
                                                               ------        -----         -----         ------
Outstanding at April 28, 2000...............................   13,000           --         6,100         19,100
                                                               ======        =====         =====         ======

    On May 1, 2000, the Company granted options to purchase 11,500 shares at $1,350 to certain directors and officers.

12. REDEEMABLE PREFERRED AND COMMON STOCK

    Redeemable securities are carried at their redemption value.

    The Company may at any time redeem all the shares of redeemable preferred and common stock of any stockholder. Stockholders have the right to sell all of their shares to the Company upon written notice. Redemptions of redeemable preferred and common stock are payable over a period of four years, with 20% of the proceeds of the shares payable at the time of redemption and the remainder of the proceeds to be paid over 4 years, which are included in promissory notes. The redemption value of the preferred shares is based on their liquidation value while the redemption value of the common shares is based on the Net Book Value of the stock at the date the common shares are redeemed.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

13. PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

                   ROBB PECK MCCOOEY FINANCIAL SERVICES, INC.
       CONDENSED STATEMENTS OF FINANCIAL CONDITION (PARENT COMPANY ONLY)
                       APRIL 28, 2000 AND APRIL 30, 1999

                                                                  2000           1999
                                                              ------------   ------------
                           ASSETS
Cash........................................................  $  4,081,900   $  9,073,700
Receivable from brokers and dealers.........................            --         43,500
Receivable from affiliates..................................    12,396,600      9,470,000
Securities owned, at market value, primarily common stock...            --        460,600
Intangible assets
    Intangible assets allocated to subsidiaries exchange
      memberships...........................................     2,909,300      2,909,300
    Specialists Stocks, net of accumulated amortization for
    2000:
      $2,892,900, and 1999: $2,694,500                           3,058,200      3,256,600
    Franchise Rights, net of accumulated amortization for
      2000:
      $1,775,200, and 1999: $1,653,500                           3,093,900      3,215,600
Investment in subsidiaries..................................    98,383,000     80,274,700
Fixed assets and leasehold improvements, at cost, net of
  accumulated depreciation and amortization for 2000:
  $5,324,500, and 1999: $4,566,100..........................     1,462,000      2,064,700
Deferred income taxes.......................................     5,324,400      2,872,600
Other assets................................................     7,880,300      6,352,000
                                                              ------------   ------------
    TOTAL ASSETS............................................  $138,589,600   $119,993,300
                                                              ============   ============
      LIABILITIES, REDEEMABLE STOCKS AND OTHER EQUITY
Borrowings..................................................  $  3,202,700   $  1,787,700
Payable to affiliates.......................................        75,200             --
Accounts payable and accrued liabilities....................    29,081,000     24,157,600
Long term borrowings........................................    13,334,500      7,029,900
                                                              ------------   ------------
    TOTAL LIABILITIES.......................................    45,693,400     32,975,200
                                                              ------------   ------------
Commitments
Redeemable Third Preferred Stock (par value $.10 per share;
  liquidation value $100.00 per share; 35,491 shares
  authorized, 24,775 shares issued and 14,887 shares
  outstanding), stated at redemption value..................     1,488,700      1,488,700
Redeemable Fourth Preferred Stock (par value $.10 per share;
  liquidation value $100.00 per share; 22,276 shares
  authorized, 16,846 issued and 11,753 outstanding), stated
  at redemption value.......................................     1,175,300      1,175,300
Redeemable Common Stock (par value $.10 per share, 200,050
  shares authorized; 100,010 shares issued; 68,100 shares
  outstanding for 2000 and 75,100 shares outstanding for
  1999), stated at redemption value.........................    90,472,900     89,584,500
Additional paid-in-capital..................................       421,600        421,600
Retained earnings...........................................    16,039,800      2,202,400
Treasury stock (at cost)....................................   (16,702,100)    (7,854,400)
                                                              ------------   ------------
    TOTAL LIABILITIES, REDEEMABLE STOCKS AND OTHER EQUITY...  $138,589,600   $119,993,300
                                                              ============   ============

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

13. PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                   ROBB PECK MCCOOEY FINANCIAL SERVICES, INC.
              CONDENSED STATEMENTS OF INCOME (PARENT COMPANY ONLY)
  FOR THE FISCAL YEARS ENDED APRIL 28, 2000, APRIL 30, 1999 AND APRIL 24, 1998

                                                           2000          1999          1998
                                                        -----------   -----------   -----------
Revenues
  Management fees.....................................  $12,346,000   $15,463,300   $14,445,100
  Equity in earnings of subsidiaries..................   15,986,500    23,015,400    26,334,400
  Investment gains, net...............................      166,300        93,900       166,900
  Interest............................................      599,900       642,900       520,200
  Dividends...........................................       19,700            --            --
  Other...............................................        7,300         7,300         7,300
                                                        -----------   -----------   -----------
    Total revenues....................................   29,125,700    39,222,800    41,473,900
                                                        -----------   -----------   -----------
Expenses
  Compensation and benefits...........................    9,948,500    15,189,200    13,454,000
  Occupancy, equipment rental and communications......      185,600       131,200       112,900
  Interest............................................    1,232,200     1,260,500     1,191,700
  Depreciation and amortization.......................    1,495,200     1,298,800       928,100
  Other...............................................    2,424,900     3,160,100     1,697,900
                                                        -----------   -----------   -----------
    Total expenses....................................   15,286,400    21,039,800    17,384,600
                                                        -----------   -----------   -----------
  Income before (benefit) provision for income
    taxes.............................................   13,839,300    18,183,000    24,089,300
                                                        -----------   -----------   -----------
Provision (benefit) for income taxes
Current:
  Federal.............................................       70,200       195,800       308,500
  State and local.....................................      (99,200)      118,400       171,300

Deferred:
  Federal.............................................     (514,900)   (1,435,200)     (828,000)
  State and local.....................................     (342,600)     (954,900)     (545,300)
                                                        -----------   -----------   -----------
                                                           (886,500)   (2,075,900)     (893,500)
                                                        -----------   -----------   -----------
    Net income........................................  $14,725,800   $20,258,900   $24,982,800
                                                        ===========   ===========   ===========

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

13. PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                   ROBB PECK MCCOOEY FINANCIAL SERVICES, INC.
            CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)
  FOR THE FISCAL YEARS ENDED APRIL 28, 2000, APRIL 30, 1999 AND APRIL 24, 1998

                                                           2000          1999          1998
                                                        -----------   -----------   -----------
Cash flows from operating activities
  Net income..........................................  $14,725,800   $20,258,900   $24,982,800
                                                        -----------   -----------   -----------
  Adjustments to reconcile net income to net cash used
    in operating activities
    Depreciation and amortization.....................    1,495,200     1,298,800       928,100
    Deferred income tax benefit.......................     (857,500)   (2,390,100)   (1,373,300)
    Equity in earnings of subsidiaries................  (15,986,500)  (23,015,400)  (26,334,400)
  (Increase) decrease in operating assets
    Receivable from brokers and dealers...............       43,500       (43,500)           --
    Receivable from affiliates........................   (2,926,600)   (5,613,400)   (2,212,800)
    Securities owned..................................      460,600       (27,500)     (168,200)
    Other assets......................................   (3,539,500)   (6,475,300)   (4,237,700)
  Increase (decrease) in operating liabilities
    Payable to affiliates.............................       75,200      (163,700)       94,200
    Accounts payable and accrued liabilities..........    4,923,400    11,104,400     5,089,800
                                                        -----------   -----------   -----------
      Total adjustments...............................  (16,312,200)  (25,325,700)  (28,214,300)
                                                        -----------   -----------   -----------
      Net cash used in operating activities...........   (1,586,400)   (5,066,800)   (3,231,500)
                                                        -----------   -----------   -----------
Cash flows from investing activities
  Purchase of fixed assets............................     (155,700)     (438,700)     (868,100)
                                                        -----------   -----------   -----------
      Net cash used in investing activities...........     (155,700)     (438,700)     (868,100)
                                                        -----------   -----------   -----------
Cash flows from financing activities
  Dividends received from subsidiaries................    6,950,000    11,940,000    13,000,000
  Investment in subsidiaries..........................   (9,071,600)   (3,072,200)   (1,840,900)
  Principal payments under subordinated borrowings and
    promissory notes..................................   (1,128,100)   (3,704,800)   (1,958,400)
  Issuance of promissory notes........................           --     1,692,000            --
  Purchase of treasury stock..........................           --      (205,100)           --
                                                        -----------   -----------   -----------
      Net cash (used in) provided by financing
        activities....................................   (3,249,700)    6,649,900     9,200,700
                                                        -----------   -----------   -----------
      Net increase (decrease) in cash.................   (4,991,800)    1,144,400     5,101,100
Cash and cash equivalents, beginning of year..........    9,073,700     7,929,300     2,828,200
                                                        -----------   -----------   -----------
      Cash and cash equivalents, end of year..........  $ 4,081,900   $ 9,073,700   $ 7,929,300
                                                        ===========   ===========   ===========
Supplemental disclosures of cash flow information
  Cash paid during the year for
  Interest............................................  $   790,000   $ 1,162,300   $ 1,130,000
  Income taxes (on behalf of the consolidated
    group)............................................  $17,637,800   $19,791,200   $27,306,200

Supplemental disclosure of noncash financing
  activities
  Purchase of treasury stock by the Company and
    offsetting liabilities............................  $ 8,847,700   $   820,600   $ 2,115,100

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

13. PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The condensed unconsolidated financial statements of ROBB PECK McCOOEY Financial Services, Inc. should be read in conjunction with the consolidated financial statements of ROBB PECK McCOOEY Financial Services, Inc. and subsidiaries and the notes thereto, which are included in this Form S-4.

    Investments in subsidiaries are accounting for using the equity method.

    These condensed unconsolidated financial statements have been prepared in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of April 28, 2000 and April 30, 1999, and the reported amounts of revenues and expenses during the fiscal years then ended. Actual results could differ from those estimates.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                       AS OF OCTOBER 27, 2000 (UNAUDITED)


Assets:
Cash and cash equivalents...................................  $ 10,749,900
U.S. Treasury Bills segregated in compliance with Federal
  regulations (Note 2)......................................    52,650,800
Deposits with clearing organizations (Cash of $1,754,900 and
  U.S. Treasury Bills of $5,340,100, at market value).......     7,095,000
Receivable from brokers and dealers (Note 3)................   146,147,100
Receivables from customers..................................    25,558,000
Securities owned, at market value, primarily common stock...    11,839,400
Memberships in exchanges:
  Owned, at cost (market value $23,020,100).................     3,828,700
  Contributed for the use of the Company, at market value
    (Note 4)................................................     4,000,000
Intangible assets:
  Specialists Stocks, net of accumulated amortization of
    $3,802,900..............................................     4,248,200
  Franchise Rights, net of accumulated amortization of
    $1,836,000..............................................     3,033,000
Investments in real estate, net of accumulated depreciation
  of $107,200...............................................     7,722,000
Secured demand note collateralized by marketable securities
  (Note 4)..................................................    10,175,000
Fixed assets and leasehold improvements, at cost, net of
  accumulated depreciation and amortization of $5,614,500...     1,329,200
Deferred income taxes.......................................     5,324,400
Other assets................................................    21,742,900
                                                              ------------
    Total assets............................................  $315,443,600
                                                              ============
Liabilities, redeemable stock and other equity:
Bank loans..................................................  $      5,000
Borrowings (Note 4).........................................    17,510,600
Payable to brokers and dealers (Note 3).....................    25,501,500
Payable to customers........................................    83,458,700
Securities sold, but not yet purchased, at market value,
  primarily common stock....................................     9,462,700
Accounts payable and accrued liabilities....................    44,505,200
Long term borrowings (Note 6)...............................    34,537,700
                                                              ------------
    Total liabilities.......................................   214,981,400

Redeemable Third Preferred Stock (par value .10 per share;
  liquidation $100 per share; 35,491 shares authorized,
  24,775 shares issued and 14,887 shares outstanding),
  stated at redemption value................................     1,488,700
Redeemable Fourth Preferred Stock (par value .10 per share;
  liquidation $100 per share; 22,276 shares authorized,
  16,846 shares issued and 11,753 shares outstanding),
  stated at redemption value................................     1,175,300
Redeemable Common Stock (par value .10 per share; 200,050
  shares authorized, 100,010 shares issued and 67,600 shares
  outstanding), stated at redemption value..................    99,927,000
Additional paid-in capital..................................       421,600
Retained earnings...........................................    14,816,000
Treasury stock (at cost)....................................   (17,366,400)
                                                              ------------
                                                              $315,443,600
                                                              ============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

   FOR THE SIX MONTHS ENDED OCTOBER 27, 2000 AND OCTOBER 29, 1999 (UNAUDITED)

                                                                 2000          1999
                                                              -----------   -----------
Revenues:

Trading and investment gains, net...........................  $37,834,100   $26,431,100
Floor brokerage.............................................    8,955,900    11,958,400
Clearance fees and commissions..............................    9,568,900     7,947,600
Interest....................................................    7,215,600     4,280,900
Dividends...................................................      319,000       633,800
Underwriting income.........................................          700       765,600
Other                                                             642,900       345,300
                                                              -----------   -----------
    Total revenues..........................................   64,537,100    52,362,700
                                                              -----------   -----------

Expenses:
Compensation and benefits (Note 6)..........................   31,065,500    22,644,000
Floor brokerage and clearance fees..........................    3,378,700     1,967,100
Occupancy, equipment rental and communications..............    2,619,800     2,481,600
Interest....................................................    4,318,700     2,850,100
Leased exchange seats.......................................    2,136,600     1,794,700
Depreciation and amortization...............................      806,500       918,800
Other.......................................................    4,607,900     4,515,400
                                                              -----------   -----------
    Total expenses..........................................   48,933,700    37,171,700
                                                              -----------   -----------
  Income before provision for income taxes..................   15,603,400    15,191,000
Provision for income taxes..................................    7,373,100     7,220,100
                                                              -----------   -----------
Net income..................................................  $ 8,230,300   $ 7,970,900
                                                              ===========   ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                               ROBB PECK MCCOOEY

                   FINANCIAL SERVICES, INC. AND SUBSIDIARIES

   CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE STOCKS AND OTHER
                                     EQUITY

             FOR THE SIX MONTHS ENDED OCTOBER 27, 2000. (UNAUDITED)

                                             REDEEMABLE THIRD        REDEEMABLE FOURTH
                                                PREFERRED                PREFERRED
                                           STOCK (35,491 SHARES     STOCK (22,276 SHARES
                                                AUTHORIZED               AUTHORIZED
                                             PAR VALUE $.10,          PAR VALUE $.10,        REDEEMABLE COMMON STOCK
                                               LIQUIDATION           LIQUIDATION VALUE      (200,050 SHARES AUTHORIZED
                                             VALUES $100.00)              $100.00)               PAR VALUE $.10)
                                          ----------------------   ----------------------   --------------------------   ADDITIONAL
                                           SHARES     REDEMPTION    SHARES     REDEMPTION     SHARES      REDEMPTION      PAID-IN
                                          ISSUED(1)     VALUE      ISSUED(2)     VALUE      ISSUED(3)        VALUE        CAPITAL
                                          ---------   ----------   ---------   ----------   ----------   -------------   ----------
Balance April 28, 2000..................    24,775    $1,488,700     16,846    $1,175,300     100,010     $90,472,900     $421,600
Purchase of treasury stock..............
Net Income..............................
Recording of redeemable stock at its
 redemption value.......................                                                                    9,454,100
                                           -------    ----------    -------    ----------    --------     -----------     --------
Balance, October 27, 2000...............    24,775    $1,488,700     16,846    $1,175,300     100,010     $99,927,000     $421,600
                                           =======    ==========    =======    ==========    ========     ===========     ========


                                                          TREASURY
                                           RETAINED        STOCK,
                                           EARNINGS       AT COST
                                          -----------   ------------
Balance April 28, 2000..................  $16,039,800   $(16,702,100)
Purchase of treasury stock..............                    (664,300)
Net Income..............................    8,230,300
Recording of redeemable stock at its
 redemption value.......................   (9,454,100)
                                          -----------   ------------
Balance, October 27, 2000...............  $14,816,000   $(17,366,400)
                                          ===========   ============

------------------------

(1) Includes 9,888 shares held in treasury at October 27, 2000.

(2) Includes 5,093 shares held in treasury at October 27, 2000.

(3) Includes 32,410 held in treasury on October 27, 2000.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

          ROBB PECK MCCOOEY FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR THE SIX MONTHS ENDED OCTOBER 27, 2000 AND OCTOBER 29, 1999
                                  (UNAUDITED)

                                                                  2000           1999
                                                              ------------   ------------
Cash flows from operating activities:
  Net income................................................  $  8,230,300   $  7,970,900
                                                              ------------   ------------
  Adjustments to reconcile net income to net cash (used in)
    provided by operating activities:
    Depreciation and amortization...........................       806,500        918,800
    (Increase) decrease in operating assets:
      U.S. Treasury Bills...................................    25,008,700       (444,300)
      U.S. Treasury Bills, segregated in compliance with
        Federal regulations.................................   (10,772,300)     2,538,000
      Deposits with clearing organizations..................     2,507,100        315,300
      Receivable from brokers and dealers...................   (48,944,500)   (41,670,600)
      Receivable from customers.............................     4,734,400     (3,156,500)
      Securities owned......................................    13,486,500     (5,829,300)
      Other assets..........................................    (8,577,700)    (1,145,500)
    Increase (decrease) in operating liabilities:
      Payable to brokers and dealers........................     6,850,600     (1,926,800)
      Payable to customers..................................      (551,800)    (7,183,100)
      Securities sold, but not yet purchased................    (8,428,000)    36,273,300
      Accounts payable and accrued liabilities..............    11,185,500      4,391,200
                                                              ------------   ------------

        Total adjustments...................................   (12,695,000)   (16,919,500)
                                                              ------------   ------------

        Net cash used in operating activities...............    (4,464,700)    (8,948,600)
                                                              ------------   ------------

Cash flows from investing activities:
  Sale (purchase) of fixed assets and real estate, net......     2,214,600       (561,200)
                                                              ------------   ------------

        Net cash (used in) provided by investing
          activities........................................     2,214,600       (561,200)
                                                              ------------   ------------

Cash flows from financing activities:
  Principal payments under subordinated borrowings,
    promissory notes and mortgage payable...................    (2,528,200)      (628,200)
                                                              ------------   ------------

        Net cash used in financing activities...............    (2,528,200)      (628,200)
                                                              ------------   ------------

Net decrease in cash........................................    (4,778,300)   (10,138,000)

Cash and cash equivalents, beginning of year................    15,528,200     23,329,600
                                                              ------------   ------------

        Cash and cash equivalents, end of period............  $ 10,749,900   $ 13,191,600
                                                              ============   ============

Supplemental disclosures for cash flow information:

Cash paid during the period for:
  Interest..................................................  $  3,844,000   $  2,857,300
  Income taxes..............................................  $ 10,255,000   $ 11,005,000

Supplemental disclosures of noncash financing activities:
  Increase (decrease) in memberships contributed and
    subordinated borrowings (Note 4)........................  $ (1,100,000)  $    150,000
  Purchase of treasury stock by the Company and offsetting
    liabilities.............................................  $    664,300
  Issuance of liabilities pursuant to secured demand note
    collateral agreement and secured demand note
    (Note 4)................................................  $  8,000,000

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                               ROBB PECK MCCOOEY

                   FINANCIAL SERVICES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements include the accounts of ROBB PECK McCOOEY Financial Services, Inc. and its significant subsidiaries, ROBB PECK McCOOEY Specialist Corporation ("Specialist Corp."), ROBB PECK McCOOEY Clearing Corporation ("Clearing Corp."), RPM Asset Management Corp. ("Asset Management") and ROBB PECK McCOOEY Real Estate Management Corporation ("Real Estate") (collectively, the "Company"). Specialist Corp. conducts specialist activities on the New York Stock Exchange ("NYSE"). Clearing Corp., a member of the NYSE and various other exchanges, is engaged in the business of clearing securities transactions and also trades securities for its own account. The consolidated financial statements are unaudited and should be read in conjunction with the audited condensed consolidated financial statements included elsewhere in this prospectus.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

    The unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Interim period operating results may not be indicative of the operating results for a full year.

2. U.S. TREASURY BILLS SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS

    U.S. Treasury Bills with a market value of $43,548,700 are segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

    In accordance with the SEC's no action letter dated November 3, 1998, Clearing Corp. has agreed to compute a Reserve Requirement of the proprietary accounts of introductory firms as of October 27, 2000. Clearing Corp.'s deposit requirement was $8,255,300. The amount segregated at October 27, 2000 was $9,102,200 with an additional $675,000 deposit made in accordance with the rule.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

    Amounts receivable from and payable to brokers and dealers at October 27, 2000:

Securities failed-to-deliver................................  $    6,689,900
Deposits on securities borrowed.............................     128,274,400
Receivable from noncustomers................................         258,600
Floor brokerage receivable..................................       1,593,600
Adjustment to record inventory on a trade-date basis........       8,777,200
  Other.....................................................         553,400
                                                              --------------
    Total receivable........................................  $  146,147,100
                                                              ==============
Securities failed-to-receive................................  $    9,226,800
Payable to Joint Trading Account............................       8,400,200
Payable to noncustomers.....................................       7,165,400
Other.......................................................         709,100
                                                              --------------
    Total payable...........................................  $   25,501,500
                                                              ==============

                               ROBB PECK MCCOOEY

                   FINANCIAL SERVICES, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS (CONTINUED)
    Securities borrowed and securities loaned, which are transacted with other brokers and dealers, are recorded at the amount of cash collateral advanced or received, with fees recorded as interest revenue or expense over the life of the transaction. Securities borrowed transactions require the Company to deposit cash with the lenders. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned the Company monitors the market value of securities borrowed and loaned on a daily basis, with additional cash collateral deposited or refunded as necessary. Approximately 63% of the Company's deposits on securities borrowed are with three brokers and dealers, all of which are above 10% of total assets.

4. SUBORDINATED BORROWINGS AND PROMISSORY NOTES

    Borrowings subordinated to the claims of general creditors and promissory notes are as follows:

12% Series 1 subordinated note due 2001 to 2004.............  $ 1,000,000
12 1/2% subordinated note due 2004..........................    2,000,000
9% promissory note due 2001.................................      295,000
10% promissory notes due 2001...............................      260,000
Exchange memberships, contributed for use of the Company....    4,000,000
Liabilities pursuant to secured demand note collateral
  agreements,
  9% due 2001...............................................    1,175,000
  10% due 2002..............................................    1,000,000
  11% due 2002..............................................    8,000,000
  7.95% senior subordinated notes due 2006..................   20,000,000
                                                              -----------
                                                               37,730,000
                                                              ===========
Promissory notes and other borrowings:
  9 1/2% promissory notes due 2001 to 2003..................    1,256,300
  Promissory notes due 2001 to 2005 (10.5% at October 27,
    2000)...................................................    9,512,000
5.65% promissory note due 2002 to 2004......................    2,000,000
Prime+ 1% mortgage due 2002 (10.5% at October 27, 2000).....    1,550,000
                                                               14,318,300
                                                              ===========
Total borrowings............................................   52,048,300
Less: payments due within one year and exchange memberships
  contributed for the use of the Company....................   17,510,600
                                                              -----------
Total long-term borrowings..................................  $34,537,700
                                                              ===========

    Effective December 20, 2000, the 9% secured demand note was repaid.

5. NET CAPITAL REQUIREMENTS

    Certain subsidiaries of the Company are subject to capital requirements of regulatory agencies. Clearing Corp. is subject to the SEC Uniform Net Capital Rule 15c3-1. At October 27, 2000, Clearing Corp.'s net capital, as defined, was $14,825,800 in excess of its requirement of $958,100.

    Specialist Corp. is subject to the SEC's Uniform Net Capital Rule 15c3-1 as well as NYSE Rule 104.20. At October 27, 2000, Specialist Corp.'s net capital was $109,714,500 in excess of its requirement of $250,000 under the SEC's Uniform Net Capital Rule 15c3-1, and $94,631,100 in excess of its requirement of $16,482,200 under NYSE Rule 104.20.

    In November 1999, the NYSE proposed a change to its rules that would increase the capital requirements for certain specialists, including Specialist Corp. The rule change, when and if it takes

                               ROBB PECK MCCOOEY

                   FINANCIAL SERVICES, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. NET CAPITAL REQUIREMENTS (CONTINUED)
effect, is expected to substantially reduce the excess of Specialist Corp.'s net liquid assets over its requirement. Specialist Corp. expects to maintain compliance with the new Rules as they are currently proposed.

6. STOCK OPTION PLAN

    Stock option compensation cost charged against income for the six months ended October 27, 2000 and October 29, 1999 was $3,917,300 and $3,169,000,
respectively. Stock option compensation payable included in accounts payable and accrued liabilities as of October 27, 2000 and October 29, 1999 was $21,237,000 and $19,358,000, respectively. The following is a summary of stock option activity:

                                           STOCK OPTIONS WITH AN EXERCISE PRICE OF:
                                        $275          $850         $1,350        TOTAL
                                      --------      --------      --------      --------
Outstanding at April 28, 2000...        13,000        6,100             --        19,100
Granted.........................            --           --         11,500        11,500
                                      --------      -------       --------      --------
Outstanding at October 27,
  2000..........................        13,000        6,100         11,500        30,600
                                      ========      =======       ========      ========

                     ANNEX A--AGREEMENT AND PLAN OF MERGER
          ANNEX B--SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
                 ANNEX C--KELLEY DRYE & WARREN LLP TAX OPINION

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                              LABRANCHE & CO INC.
                                      AND
                   ROBB PECK MCCOOEY FINANCIAL SERVICES, INC.
                                  DATED AS OF
                                JANUARY 18, 2001

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                      --------
ARTICLE I               DEFINITIONS.................................................       A-1

ARTICLE II              THE MERGER; REPRESENTATIVES; CLOSING DATE...................       A-8

ARTICLE III             NET BOOK VALUE DETERMINATIONS; ESCROWS; POST-CLOSING
                        ADJUSTMENT..................................................      A-12

ARTICLE IV              REPRESENTATIONS AND WARRANTIES OF TARGET....................      A-13

ARTICLE V               REPRESENTATIONS AND WARRANTIES OF PURCHASER.................      A-23

ARTICLE VI              PRE-CLOSING COVENANTS OF TARGET.............................      A-28

ARTICLE VII             PRE-CLOSING COVENANTS OF PURCHASER..........................      A-32

ARTICLE VIII            ADDITIONAL PRE-CLOSING COVENANTS............................      A-33

ARTICLE IX              CONDITIONS TO THE MERGER....................................      A-36

ARTICLE X               POST-CLOSING COVENANTS......................................      A-40

ARTICLE XI              TERMINATION OF AGREEMENT....................................      A-48

ARTICLE XII             MISCELLANEOUS...............................................      A-49

                          AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is dated as of this 18th day of January, 2001, by and between LABRANCHE & CO INC., a Delaware corporation ("PURCHASER"), and ROBB PECK MCCOOEY FINANCIAL SERVICES, INC., a Delaware corporation ("TARGET"). Purchaser and Target are referred to collectively herein as the "PARTIES."

                              W I T N E S S E T H:

    WHEREAS, the respective Boards of Directors of Target and Purchaser have approved the acquisition of Target by Purchaser through a merger of Target with and into Purchaser (the "MERGER"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.10 per share, of Target (collectively, the "TARGET SHARES") held by the holders of Target Shares (the "STOCKHOLDERS") will be exchanged for
(i) 98.778 shares of common stock, par value $.01 per share, of Purchaser ("PURCHASER COMMON STOCK") and (ii) shares of Series A Preferred Stock, par value $.01 per share, of Purchaser ("PURCHASER SERIES A PREFERRED STOCK") having an aggregate liquidation preference of $1,426.53 (subject to adjustment as herein provided);

    WHEREAS, the parties intend for the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and for this Agreement to constitute a "plan of reorganization" within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder; and

    WHEREAS, the Parties desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and to set forth certain additional agreements related to the transactions contemplated hereby;

    NOW, THEREFORE, for and in consideration of the premises, the mutual representations, warranties and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    SECTION 1.1  DEFINITIONS

    In this Agreement, the following words and phrases shall have the meanings hereinafter set forth:

    "ADJUSTED NET BOOK VALUE" in respect of Target as of the Closing Date shall mean the amount of the Stockholders Equity (as defined below) of Target as of the Closing Date adjusted by subtracting from such amount the following amounts (determined as of the Closing Date):

        (i) the aggregate liquidation value ($2,664,000 as of November 24, 2000) of any then outstanding shares of Target Preferred Stock;

        (ii) 53% (estimated at $995,676 as of November 24, 2000) of the additional expense of accelerating the full vesting of any then unvested Target Options;

       (iii) 53% (estimated at $6,954,346 as of November 24, 2000) of the additional expense of Target's accelerated payment of all amounts (including those attributable to retiree medical and long-term care insurance benefits) payable under the Target SERPs;

        (iv) the unamortized portion of the goodwill associated with exchange memberships (estimated at $2,909,392 as of November 24, 2000);

        (v) the unamortized portion of the goodwill associated with franchise rights (estimated at $3,022,881 as of November 24, 2000);

        (vi) the unamortized portion of the goodwill associated with specialist stocks (other than those described in clauses (vii) and (viii) below)(estimated at $2,942,478 as of November 24, 2000);

       (vii) 53% (estimated at $561,640 as of November 24, 2000) of the unamortized portion of the goodwill associated with specialist stocks-FBM;

      (viii) 53% (estimated at $115,455 as of November 24, 2000) of the unamortized portion of the goodwill associated with specialist stocks-FSI/Adrian/RPM Joint Account;

        (ix) 53% of the "amount of unfunded liabilities" (within the meaning of Section 4001(a)(18) of ERISA and the regulations thereunder) with respect to the Target Pension Plan, actuarially determined on a termination basis as of the Closing Date (with such liabilities taking into account any benefits projected to accrue for service during the 15-day period following the Closing Date) by Target's actuary and agreed to by Purchaser's actuary using the assumptions and methods specified in Schedule A; and

        (x) the Stockholders Equity of REMCO, assuming for this purpose the capitalization of any intercompany payables owed by REMCO to Target or to any of the other Subsidiaries of Target ($7,215,302 as of November 24, 2000); and

        (xi) 53% of the aggregate amount of benefits payable under the Deferred Compensation Plan (not including interest);

    and by adding to such amount the following amounts (in the case of clauses
(xii) and (xiii), determined as of the Closing Date):

       (xii) the amount of any stock option compensation payable included in Target's accrued liabilities (assuming for this purpose the acceleration of the full vesting of any then unvested Target Options)(estimated at $18,375,189 as of November 24, 2000;

      (xiii) the amount of any surplus with respect to the Target Pension Plan, actuarially determined on a termination basis in accordance with clause (ix) above, and after taking into account applicable income taxes (computed at a tax rate of 47%), excise tax under Code Section 4980, and any use by Purchaser of such surplus to fund any Purchaser Plan;

       (xiv) 53% of the aggregate amount of the benefits payable under the Deferred Compensation Plan (not including interest);

       (xv) $7,600,000 (subject to equitable adjustment in the event any currently outstanding Target Options are exercised between the date hereof and the Closing Date); and

    PROVIDED, HOWEVER, that (to avoid duplication) with respect to clauses
(i) through (xi), the items in such clauses shall not be deducted to the extent that Stockholders Equity as of the Closing Date already reflects the deduction of the amounts of the items in such clauses (and the creation of related deferred tax assets, in the case of any item for which only 53% would be deducted), and that with respect to clauses (xii) through (xiii), the items in such clauses shall not be added to the extent that Stockholders Equity as of the Closing Date already reflects the addition of the amounts of the items in such clauses (and the creation of related deferred tax liabilities, in the case of any item for which only 53% would be added).

    For purposes of the determination of Adjusted Net Book Value, "STOCKHOLDERS EQUITY" shall mean the final recorded stockholders equity of Target and its Subsidiaries or REMCO and its Subsidiaries, as the case may be, as of the Closing Date, determined in accordance with GAAP and with the historical practices of Target in preparing the Financial Statements (in the case of Target, $105,203,581 as of

November 24, 2000, and in the case of REMCO, $7,215,302 as of November 24,
2000), and in the case of Target, reflecting all transactions that are to take place on the Closing Date and that are recorded in Target's books as of the Closing Date.

    "ADJUSTED NET BOOK VALUE DEFICIENCY" shall have the meaning given such term in SECTION 3.4(b)(i) hereof.

    "AFFILIATE" shall mean a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified.

    "AFFILIATE LETTER" shall have the meaning given such term in
SECTION 9.1(aa) hereof.

    "AFFILIATED GROUP" shall mean any affiliated group within the meaning of
Section 1504 of the Code or any similar group defined under a similar provision of state, local or foreign law, including, but not limited to, any combined, consolidated or unitary group.

    "AGREEMENT" shall mean this Agreement and Plan of Merger.

    "AMEX" shall mean American Stock Exchange, Inc.

    "AUDITED BALANCE SHEET" shall mean the audited balance sheet of Target as of April 28, 2000, and the notes thereto, contained in the Financial Statements.

    "AUDITED BALANCE SHEET DATE" shall mean April 28, 2000.

    "BUSINESS DAY" shall mean any day, other than a Saturday, Sunday or legal holiday under the Federal laws of the United States or the State of New York.

    "CAUSE" shall mean, with respect to any employee of Purchaser or any of its
Affiliates: (i) a breach of any material term of employment or any other written agreement between, and executed by each of, such employee and Purchaser or any of its Affiliates which breach is not cured by such employee within twenty
(20) days of his or her receipt of written notice thereof; (ii) such employee's willful material violation of any firm policy disclosed to him or her in writing by Purchaser or such Affiliate (including in respect of hedging or confidential information), as in effect from time to time, which violation is not cured by such employee within twenty (20) days of receipt of written notice thereof;
(iii) such employee's conviction of, or pleading NOLO CONTENDERE to, a felony crime; or (iv) such employee becoming subject to any "statutory disqualification" within the meaning of Section 3(a)(39) of the Exchange Act.

    "CBOE" shall mean Chicago Board of Options Exchange, Inc.

    "CERTIFICATE OF MERGER" shall have the meaning given such term in
SECTION 2.3 hereof.

    "CHOSEN COURTS" shall have the meaning given such term in SECTION 12.5 hereof.

    "CLOSING" shall have the meaning given such term in SECTION 2.2 hereof.

    "CLOSING DATE" shall have the meaning given such term in SECTION 2.2 hereof.

    "CLOSING VALUE" shall have the meaning given such term in SECTION 2.7(b) hereof.

    "CODE" shall mean the Internal Revenue Code of 1986, as amended.

    "CONTRACTS" shall have the meaning given such term in SECTION 4.13 hereof.

    "DGCL" shall mean the Delaware General Corporation Law.

    "DOL" shall mean the U.S. Department of Labor.

    "DEFERRED COMPENSATION PLAN" shall have the meaning given such term in
SECTION 2.9 hereof.

    "DISSENTING SHARES" shall have the meaning given such term in
SECTION 2.5(c) hereof.

    "EFFECTIVE TIME" shall have the meaning given such term in SECTION 2.4(a) hereof.

    "EMPLOYEE BENEFIT PLAN" means any (a) nonqualified deferred compensation or retirement plan or arrangement, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), (d) Employee Welfare Benefit Plan (as defined in ERISA Section 3(1)), or (e) any other material retirement, bonus, incentive, profit-sharing, savings, change in control, employment, consulting, collective bargaining, dependent care, employee assistance, post-retirement welfare, retention, vacation, severance, disability or death benefit plan, program, agreement, arrangement or understanding (whether or not written).

    "EMPLOYEE PENSION BENEFIT PLAN" has the meaning set forth in ERISA
Section 3(2).

    "EQUITY PERCENTAGE" shall mean, in respect of any individual Stockholder or Option Holder, or group of Stockholders or Option Holders, the fraction of which the numerator is the aggregate number of Target Shares or shares of Target Common Stock underlying Target Options held by such Stockholder, Option Holder or group of Stockholders or Option Holders immediately prior to the Effective Time and of which the denominator is the aggregate number of Target Shares and shares of Target Common Stock underlying Target Options outstanding immediately prior to the Effective Time.

    "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

    "ERISA AFFILIATE" shall have the meaning given such term in SECTION 4.17(b) hereof.

    "ESCROW AGENT" shall mean the escrow agent appointed pursuant to the Escrow Agreement.

    "ESCROW AGREEMENT" shall have the meaning given such term in SECTION 3.2 hereof.

    "ESCROW EXPENSES" shall have the meaning given such term in SECTION 3.4(a) hereof.

    "ESCROW SHARES" means the shares of Purchaser Series A Preferred Stock to be delivered by Purchaser to the Escrow Agent pursuant to SECTIONS 3.2 and 3.3 hereof.

    "EXCHANGE ACT" shall mean the Securities and Exchange Act of 1934, as amended.

    "FINAL ADJUSTED NET BOOK VALUE" shall have the meaning given such term in
SECTION 3.4(a) hereof.

    "FINANCIAL STATEMENTS" shall have the meaning given such term in
SECTION 4.8(a) hereof.

    "FOURTH SERIES PREFERRED STOCK" shall have the meaning given such term in
SECTION 4.6 hereof.

    "GAAP" shall mean U.S. generally accepted accounting principles, consistently applied.

    "GOOD REASON" means, with respect to any employee of Purchaser or any of its Affiliates (i) Purchaser or any of its Affiliates has delegated to another or others a material portion of such employee's duties or responsibilities, other than for Cause or disability, including, in the case of Robert M. Murphy, his removal from the office of Chief Executive Officer of LaBranche, or if he ceases to be a member of the board of directors of Purchaser for any reason other than his death, disability, voluntary resignation from such board or removal for "cause" (within the meaning of applicable Delaware law), or (ii) Purchaser's or any of its Affiliates' breach of any material term of any written agreement between, and executed by each of, such employee and Purchaser or any of its Affiliates, which breach is not cured by Purchaser or such Affiliate within twenty (20) days of its receipt of written notice thereof.

    "GOVERNMENTAL ENTITY" shall mean any court, self-regulatory organization, administrative or regulatory agency or commission or other U.S., federal, state, local, municipal or foreign government or governmental body, official, authority or instrumentality.

    "HSR ACT" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of
1976.

    "INDEMNIFICATION AGREEMENT" shall have the meaning given such term in
SECTION 9.1(y) hereof.

    "INDEPENDENT FIRM" shall mean such nationally recognized independent certified public accounting firm as shall be mutually agreed upon by Purchaser and the Representatives within 10 Business Days after the event which gives rise to the need to refer any question to such firm pursuant to the terms hereof.

    "IRS" shall mean the U.S. Internal Revenue Service.

    "KNOWLEDGE" shall mean, with respect to a Person, the actual knowledge of such Person after due investigation, including the knowledge of such Person's directors and officers.

    "LABRANCHE" shall mean LaBranche & Co. LLC, a New York limited liability company of which Purchaser is the sole member.

    "LIABILITIES" or "LOSSES" shall mean any and all losses, claims, damages, deficiencies, obligations, assessments, judgments, fines, penalties, costs or expenses, whether accrued or unaccrued, absolute, direct or indirect, contingent or otherwise, including, without limitation, attorneys' fees, all costs of investigation and defense, including defense of a claim ultimately determined to be without merit.

    "LIENS" shall mean all liens, charges, security interests, pledges, rights or claims of others, restraints on transfer or other encumbrances of any nature whatsoever.

    "MATERIAL ADVERSE CHANGE" shall mean a change or a development which results, or is reasonably likely to result, in a Material Adverse Effect.

    "MATERIAL ADVERSE EFFECT" shall mean, with respect to any Person, a material adverse effect on the financial condition, business, liabilities (including contingent liabilities) or results of operations of such Person and its Subsidiaries taken as a whole.

    "MEMBERSHIPS" shall have the meaning given such term in SECTION 4.13 hereof.

    "MERGER" shall mean the merger of Target with and into Purchaser as contemplated by this Agreement.

    "MERGER CONSIDERATION" shall have the meaning given such term in
SECTION 2.5(a) hereof.

    "MULTIEMPLOYER PLAN" has the meanings set forth in ERISA Section 3(37), ERISA Section 4001(a)(3) and Code Section 414(f) and shall be deemed to include any plan that is subject to ERISA Section 4063 or 4064.

    "NASD" shall mean National Association of Securities Dealers, Inc.

    "NET LIQUID ASSETS" shall have the same meaning as set forth in NYSE Rule 104.20.

    "NYSE" shall mean New York Stock Exchange, Inc.

    "OLD CERTIFICATES" shall have the meaning given such term in SECTION 2.7(a) hereof.

    "OPTION AMENDMENT" shall have the meaning given such term in SECTION 2.7(e) hereof.

    "OPTION HOLDERS" shall mean those individuals who have been granted Target Options that are outstanding and unexercised immediately prior to the Effective Time.

    "PARTIES" shall have the meaning given such term in the Recitals hereto.

    "PBGC" shall mean Pension Benefit Guaranty Corporation.

    "PERSON" shall mean an individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other entity, or a government or any agency or political subdivision thereof.

    "PRE-CLOSING TAX PERIOD" shall have the meaning given such term in
SECTION 10.4(a) hereof.

    "PREFERRED AMOUNT" shall have the meaning given such term in
SECTION 3.4(b)(i) hereof.

    "PROPERTY TAXES" shall have the meaning given such term in
SECTION 10.4(c)(i) hereof.

    "PUBLIC REPORTS" shall have the meaning given such term in SECTION 5.8 hereof.

    "PURCHASER" shall mean LaBranche & Co Inc.

    "PURCHASER COMMON STOCK" shall have the meaning given such term in the Recitals hereto.

    "PURCHASER OPTION" shall have the meaning given such term in SECTION 2.7(e) hereof.

    "PURCHASER PERMITS" shall have the meaning given such term in SECTION 5.5 hereof.

    "PURCHASER PLANS" shall have the meaning given such term in SECTION 5.17(a) hereof.

    "PURCHASER SERIES A PREFERRED STOCK" shall mean the Series A Preferred Stock, par value $.01 per share, of Purchaser.

    "REMCO" shall mean ROBB PECK McCOOEY Real Estate Management Corp., a New York corporation and a wholly-owned Subsidiary of Target, or any successor to the assets and liabilities of such corporation.

    "REGISTRATION RIGHTS AGREEMENT" shall have the meaning given such term in
SECTION 9.1(i) hereof.

    "REGISTRATION STATEMENT" shall have the meaning given such term in
SECTION 8.2 hereof.

    "REPRESENTATIVES" shall mean Mr. George E. Robb, Jr. and Mr. Robert M. Murphy or their respective duly appointed successors pursuant to the terms of this Agreement and the RPM Stockholder Agreements and the Indemnification Agreement.

    "REQUISITE STOCKHOLDER APPROVAL" shall have the meaning given such term in
SECTION 4.2 hereof.

    "RETENTION BONUS POOL" shall have the meaning given such term in
SECTION 2.8 hereof.

    "RPM STOCKHOLDER AGREEMENT" shall have the meaning given such term in
SECTION 9.1(j) hereof.

    "RPMCC" shall mean ROBB PECK McCOOEY Clearing Corporation, a New York corporation and a wholly-owned subsidiary of Target.

    "RPMSC" shall mean ROBB PECK McCOOEY Specialist Corporation, a New York corporation and a wholly-owned subsidiary of Target.

    "SCHEDULES" shall mean the various schedules provided for herein.

    "SEC" shall mean the Securities and Exchange Commission of the United
States.

    "SECURITIES ACT" shall have the meaning given such term in SECTION 5.8 hereof.

    "SERIES A PREFERRED STOCK CERTIFICATE OF DESIGNATION" shall mean the Certificate of the Designations, Powers, Preferences and Rights of the Purchaser Series A Preferred Stock, to be filed by Purchaser on the Closing Date, as set forth in SECTION 2.2 hereof.

    "STOCKHOLDERS" shall mean the holders of Target Shares immediately prior to the Effective Time, each referred to individually herein as a "Stockholder." The Stockholders and their ownership of Target Shares as of the date hereof are set forth on SCHEDULE 4.6 hereto.

    "STRADDLE PERIOD" shall have the meaning given such term in SECTION 10.4(c) hereof.

    "SUBSIDIARY" shall mean, with respect to any entity, any corporation, limited liability company or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such entity.

    "TARGET" shall mean ROBB PECK McCOOEY Financial Services, Inc., together with its predecessors.

    "TARGET BENEFIT PLANS" shall have the meaning given such term in
SECTION 4.17(b) hereof.

    "TARGET COMMON STOCK" shall mean the common stock of Target, $0.10 par value per share.

    "TARGET MEETING" shall have the meaning given such term in SECTION 8.1 hereof.

    "TARGET OPTION" shall have the meaning given such term in SECTION 2.7(e) hereof.

    "TARGET PENSION AMENDMENT" shall mean an amendment to the Target Pension Plan, and the taking of such actions as are necessary to comply with
Section 204(h) of ERISA (including the notice requirements thereunder) or other applicable law, to terminate any and all future benefit accruals under the Target Pension Plan.

    "TARGET PENSION PLAN" shall mean the Robb Peck McCooey Pension Plan and Trust, as amended.

    "TARGET PERMITS" shall have the meaning given such term in SECTION 4.4 hereof.

    "TARGET PREFERRED STOCK" shall have the meaning given such term in
SECTION 4.6 hereof.

    "TARGET PROFIT SHARING PLAN" shall mean the Robb Peck McCooey Profit Sharing Plan and Trust, as amended.

    "TARGET SERPS" shall mean (i) the Supplemental Retirement Plan for Robert M. Murphy, as amended, (ii) the Supplemental Retirement Plan for George E. Robb, as amended, (iii) the Supplemental Retirement Plan for Cornelius F. Bodtmann, as amended, (iv) the Supplemental Retirement Plan for Nathan J. Mistretta, as amended, and (v) any other supplemental executive retirement plan or arrangement maintained or entered into by Target or any of its Affiliates.

    "TARGET SHARES" shall have the meaning given such term in the Recitals hereto.

    "TARGET TERMINATION FEE" shall have the meaning given such term in
SECTION 11.3 hereof.

    "TAX" or "TAXES" shall mean any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including, without limitation, taxes imposed on, or measured by, income, franchise, profits, or gross receipts, and also sales, use, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, and gains taxes.

    "TAX RETURN" shall mean returns, reports, information statements, and other documentation (including any additional or supporting material) filed, or required to be filed, in connection with the calculation, determination, assessment or collection of any Tax.

    "THIRD SERIES PREFERRED STOCK" shall have the meaning given such term in
SECTION 4.6 hereof.

    "UNAUDITED BALANCE SHEET" shall mean the unaudited balance sheet of Target as of November 24, 2000 contained in the Financial Statements.

    "UNAUDITED BALANCE SHEET DATE" shall mean November 24, 2000.

    SECTION 1.2  REFERENCE TO THIS AGREEMENT; INTERPRETATION

    Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof,"

"hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and the Schedules and Exhibits referenced herein and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise. The use of the words "include," "including" and derivations thereof in this Agreement shall be deemed to have the phrase "without limitation" attached thereto unless otherwise expressly stated. Any reference in this Agreement to statutes or laws shall include all amendments, modifications or replacements of the specific section and provisions concerned and all rules and regulations promulgated thereunder, unless the context requires otherwise.

                                   ARTICLE II
                   THE MERGER; REPRESENTATIVES; CLOSING DATE

    SECTION 2.1  THE MERGER

    On and subject to the terms and conditions of this Agreement, the Merger will take place at the Effective Time in accordance with the DGCL. Purchaser shall be the corporation surviving the Merger.

    SECTION 2.2  CLOSING

    The closing of the transactions contemplated by this Agreement (the "CLOSING") shall take place at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York, commencing at 10:00 a.m. local time on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the Parties will take at the Closing itself) or such other date and place as the Parties may mutually determine (the "CLOSING DATE").

    SECTION 2.3  DELIVERIES AT THE CLOSING

    At the Closing, (i) Target and/or the Stockholders shall deliver to Purchaser the various certificates, instruments, and documents referred to in
SECTION 9.1 below, (ii) Purchaser shall deliver to Target and/or the Stockholders the various certificates, instruments, and documents referred to in
SECTION 9.2 below, (iii) Purchaser shall file with the Secretary of State of the State of Delaware a duly executed Series A Preferred Stock Certificate of Designation, substantially in the form attached hereto as EXHIBIT A;
(iv) Target and Purchaser shall file with the Secretary of State of the State of Delaware a duly executed Certificate of Merger in substantially the form attached hereto as EXHIBIT B (the "CERTIFICATE OF MERGER"), (v) Purchaser shall deliver to the Stockholders the aggregate Merger Consideration described in
SECTION 2.5(b) below (less the Escrow Shares) in the manner provided in
SECTION 2.7 below, (vi) the Stockholders shall deliver certificates evidencing the Target Shares to Purchaser and (vii) Purchaser shall deliver the Escrow Shares to the Escrow Agent in accordance with SECTIONS 3.2 and 3.3 hereof.

    SECTION 2.4  EFFECTS OF THE MERGER

    (a) GENERAL. The Merger shall become effective at such time as Target and Purchaser file the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as specified in the Certificate of Merger (the "EFFECTIVE TIME"). The Merger shall have the effect set forth in the DGCL.

    (b) From and after the Effective Time, the separate corporate existence of Purchaser with its purpose, object, rights, privileges, powers, certificates and franchises, shall continue unimpaired by the Merger. At the Effective Time, the separate corporate existence of Target shall cease, and Purchaser shall succeed to all the properties and assets of Target and to all debts, choses in action and other interests due or belonging to Target and shall be subject to, and responsible for, all debts, liabilities and duties of Target with the effects provided by the applicable provisions of the DGCL.

    (c) CERTIFICATE OF INCORPORATION. The certificate of incorporation of Purchaser in effect at and as of the Effective Time, as amended pursuant to the Series A Preferred Stock Certificate of Designation, shall remain its certificate of incorporation without any modification or amendment as a result of the Merger.

    (d) BYLAWS. The bylaws of Purchaser in effect at and as of the Effective Time shall remain its bylaws without any modification or amendment as a result of the Merger.

    (e) DIRECTORS AND OFFICERS. The directors and officers of Purchaser in office at and as of the Effective Time shall continue as directors and officers of Purchaser (retaining their respective positions and terms of office), except that Robert M. Murphy and George E. Robb, Jr. shall be appointed as new Class I and Class II directors, respectively, of Purchaser.

    SECTION 2.5  MERGER CONSIDERATION; CONVERSION OF OUTSTANDING TARGET SHARES

    (a) For the purposes of this SECTION 2.5, the shares of Purchaser Common Stock and Purchaser Series A Preferred Stock to be received by the Stockholders in connection with the Merger are referred to in the aggregate as the "MERGER CONSIDERATION."

    (b) Except as provided in SECTION 2.6 hereof, but subject to the provisions set forth in SECTIONS 3.2 and 3.3 hereof and the indemnification obligations of the Stockholders set forth in ARTICLE X hereof, at the Closing, by virtue of the Merger and without any action on the part of the Stockholders, each Target Share outstanding immediately prior to the Effective Time shall be surrendered in exchange for 98.778 shares of Purchaser Common Stock, and shares of Purchaser Series A Preferred Stock having an aggregate liquidation preference of $1,426.53.

    (c) Notwithstanding anything in this Agreement to the contrary, Target Shares outstanding immediately prior to the Effective Time and held by a Stockholder who has demanded appraisal for such Target Shares in accordance with
Section 262 of the DGCL ("DISSENTING SHARES"), shall not be converted into the right to receive the Merger Consideration as provided in SECTION 2.5(b). Instead, such Stockholder shall be entitled to receive payment of the appraised value of his Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until such Stockholder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the DGCL. If, after the Effective Time, any such Stockholder fails to perfect or withdraws or loses his right to appraisal, his Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, if any, to which such Stockholder is entitled, without interest or dividends thereon, upon the surrender, in the manner provided in SECTION 2.7 hereof, of the certificate(s) which formerly represented his Target Shares. Target shall give Purchaser prompt notice of any demands received by Target for appraisal of Target Shares and, prior to the Effective Time, Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Target shall not, except with the prior written consent of Purchaser, make any payment with respect to, or settle or offer to settle, any such demands.

    (d) Except as otherwise provided in SECTIONS 2.5(c) and 2.7 hereof, as of and after the Effective Time, no holder of any certificate that immediately before the Effective Time represented Target Shares shall have any rights as a holder of Target Shares, other than to receive the Merger Consideration in accordance with the terms hereof.

    SECTION 2.6  CANCELLATION OF TARGET CAPITAL STOCK OWNED AS TREASURY STOCK

    At the Effective Time, all shares of Target capital stock, if any, that are owned directly or indirectly by Target as treasury stock shall be canceled without any consideration being payable therefor.

    SECTION 2.7  EXCHANGE OF CERTIFICATES

    (a) EXCHANGE PROCEDURES. At the Closing, each holder of record of a certificate or certificates which immediately prior thereto represented issued and outstanding Target Shares ("OLD CERTIFICATES") shall surrender such Old Certificates, in exchange for certificates representing that number of duly authorized whole shares of Purchaser Common Stock and whole or fractional shares of Purchaser Series A Preferred Stock issuable to such holder in accordance with
SECTION 2.5, plus an amount of cash equal to the aggregate amount payable in lieu of fractional shares of Purchaser Common Stock in accordance with
SECTION 2.7(b) hereof. Until so surrendered, the Old Certificates shall represent, from and after the Effective Time, solely the right to receive the Merger Consideration specified in SECTION 2.5, except as otherwise provided in this SECTION 2.7. Old Certificates surrendered to Purchaser shall be canceled.

    (b) NO FRACTIONAL SHARES. No fractional shares of Purchaser Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued upon the surrender for exchange of the Old Certificates. In lieu of any such fractional share of Purchaser Common Stock, each holder of Target Shares who would otherwise have been entitled to a fraction of a share of Purchaser Common Stock upon consummation of the Merger shall be paid, upon surrender of the Old Certificates, cash (rounded to the nearest whole cent), without interest, in an amount equal to the product of (i) such fraction multiplied by (ii) the volume-weighted average sales price per share of the Purchaser Common Stock during the 20 consecutive trading days ending on and including the second trading day immediately preceding the Closing Date, as reported by Bloomberg Information Systems, Inc. (the "CLOSING VALUE").

    (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. Notwithstanding any other provision of this Agreement, no dividends or other distributions declared or made after the Effective Time on Purchaser Common Stock or Purchaser
Series A Preferred Stock shall be paid to any Person holding an Old Certificate evidencing Target Shares until such Old Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Old Certificate by any holder thereof, there shall be paid to the holder of such surrendered Old Certificate, without interest (i) at the time of such surrender, the amount of dividends or other distributions declared and made with a record date after the Effective Time which theretofore became payable with respect to the Purchaser Common Stock or Purchaser Series A Preferred Stock, as applicable, represented thereby and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such surrender and a payment date subsequent to the time of such surrender payable with respect to the Purchaser Common Stock or Purchaser Series A Preferred Stock, as applicable, represented thereby, less the amount of any withholding taxes which may be required thereon.

    (d) CLOSING OF TARGET TRANSFER BOOKS. From and after the Effective Time, the stock transfer books of Target shall be closed and no further transfer of Target Shares shall thereafter be made. If, after the Effective Time, Old Certificates are presented to Purchaser, they shall be canceled and exchanged for the Merger Consideration as provided in SECTION 2.5 hereof and this
SECTION 2.7.

    (e) ASSUMPTION OF OPTIONS. Immediately prior to the Effective Time, Target and each Option Holder shall enter into an amendment substantially in the form annexed hereto as EXHIBIT C (an "OPTION AMENDMENT") of the agreement pursuant to which such Option Holder was granted his option to purchase shares of Target Common Stock (each, a "TARGET OPTION"). Each Target Option which is outstanding and unexercised immediately prior to the Effective Time shall be converted at the Effective Time into an option (a "PURCHASER OPTION") to purchase 98.778 shares of Purchaser Common Stock per share of Target Common Stock underlying such Target Option.

    SECTION 2.8  RETENTION BONUS POOL

    Effective as of the Effective Time, Purchaser shall establish a bonus pool (the "RETENTION BONUS POOL") in an amount equal to $9,000,000, which shall be paid by Purchaser to the employees listed on SCHEDULE 2.8 as bonus compensation on the third anniversary of the Closing Date. The portion of the Retention Bonus Pool payable to each such employee shall be determined by the majority vote of a committee consisting of Robert M. Murphy, George E. Robb, Jr. and Michael LaBranche (or, in each case, the successor appointed by such individual), which determination shall be final, binding and conclusive on Purchaser and each such employee. Notwithstanding the foregoing provisions of this SECTION 2.8, (i) any such employee whose employment with Purchaser or one of its Affiliates is terminated for Cause or who voluntarily terminates his employment for reasons other than Good Reason shall no longer be eligible to participate in the Retention Bonus Pool, and (ii) any payment out of the Retention Bonus Pool shall be subject to the limitations on such payments set forth in the Series A Preferred Stock Certificate of Designation.

    SECTION 2.9  DEFERRED COMPENSATION PLAN

    Effective as of the Effective Time, Purchaser shall succeed to Target's liabilities and obligations under the Deferred Compensation Plan in substantially the form attached hereto as EXHIBIT D to be adopted by Target on or before the Closing Date (the "DEFERRED COMPENSATION PLAN").

    SECTION 2.10  REPRESENTATIVES

    George E. Robb, Jr. and Robert M. Murphy, acting unanimously, are hereby constituted and appointed as the true and lawful agents and attorneys-in-fact of the Stockholders (the "REPRESENTATIVES") with full power to appoint a substitute or substitutes to act hereunder, with respect to all matters arising in connection with the transactions contemplated hereby with full power and authority to execute and deliver for and on behalf of the Stockholders all such contracts, consents and other documents in connection therewith as the Representatives may deem necessary or advisable (including the Escrow Agreement) and to do and perform any and all acts and things whatsoever necessary or advisable in the premises as fully as the Stockholders might or could do. The Representatives shall have no liability for any actions taken or omitted by them in the performance of their duties as Representatives unless in respect of such actions or omissions they shall be finally adjudged by an arbitrator or court of competent jurisdiction to have acted in bad faith or to have been grossly negligent. Each Stockholder shall indemnify (pro rata based on his, her or its Equity Percentage) each of the Representatives and hold each of them harmless from all liabilities, losses, costs and expenses (including reasonable attorneys' fees in respect of the investigation and defense of claims) which may be incurred by him in connection with the performance of his duties as a Representative, except to the extent, if any, that such liabilities, losses, costs and expenses shall be finally adjudged by an arbitrator or court of competent jurisdiction to have resulted from the bad faith or gross negligence of such Representative.

                                  ARTICLE III
                         NET BOOK VALUE DETERMINATIONS;
                        ESCROWS; POST-CLOSING ADJUSTMENT

    SECTION 3.1  ESTIMATED ADJUSTED NET BOOK VALUE FOR CLOSING PURPOSES

    Target shall estimate the amount of its Adjusted Net Book Value as of the Closing Date and shall deliver to Purchaser, at least three, but not more than five, Business Days prior to the Closing Date, a written statement reflecting Target's calculation of its estimated Adjusted Net Book Value prepared in a manner consistent with the definition of Adjusted Net Book Value set forth in
SECTION 1.1 hereof.

    SECTION 3.2  ADJUSTED NET BOOK VALUE ESCROW

    At the Closing, 5% of the shares of Purchaser Series A Preferred Stock which would otherwise be delivered to each Stockholder at the Closing shall be deposited by Purchaser with the Escrow Agent at the Closing and thereafter shall be held by the Escrow Agent pursuant to the escrow agreement in substantially the form attached hereto as EXHIBIT E (the "ESCROW AGREEMENT") for the purpose of providing for the respective obligations of the Stockholders to return shares of Purchaser Series A Preferred Stock to Purchaser pursuant to SECTION 3.4(B) hereof

    SECTION 3.3  INDEMNITY ESCROW

    At the Closing, shares of Purchaser Series A Preferred Stock having an aggregate liquidation preference equal to the sum of (a) 10% of the value of the aggregate Merger Consideration received at the Closing (assuming, for this purpose, that the value of the Purchaser Common Stock is equal to its Closing Value and that the value of the Purchaser Series A Preferred Stock is equal to $1,000 per share), and (b) an amount equal to the product of (i) the aggregate Equity Percentage of the Stockholders and (ii) $20,000,000, shall be deposited by Purchaser with the Escrow Agent at the Closing and thereafter shall be held by the Escrow Agent pursuant to the Escrow Agreement for the purpose of providing for the respective indemnification obligations of the Stockholders pursuant to SECTIONS 10.2 and 10.4 hereof.

    SECTION 3.4  POST-CLOSING ADJUSTMENT TO MERGER CONSIDERATION

    (a) Within fifteen (15) Business Days after the Closing, Purchaser shall deliver to the Representatives its calculation of Target's Adjusted Net Book Value as of the Closing Date (the "FINAL ADJUSTED NET BOOK VALUE") and related supporting documentation. Within fifteen (15) Business Days after their receipt of Purchaser's Final Adjusted Net Book Value calculation, the Representatives shall have the right to object in writing thereto, setting forth a specific description of their objections. If the Representatives do not so object during such period, they shall be deemed to have agreed, for and on behalf of the Stockholders, to Purchaser's Final Adjusted Net Book Value calculation. If the Representatives do object to Purchaser's calculation of Target's Final Adjusted Net Book Value and Purchaser and the Representatives cannot mutually agree on the Final Adjusted Net Book Value calculation within ten (10) Business Days of Purchaser's receipt of the Representatives' objection, the dispute shall be promptly submitted to the Independent Firm. The Independent Firm shall be directed to resolve such dispute within twenty (20) Business Days after submission of the dispute by Purchaser and the Representatives. The decision of the Independent Firm shall be final and binding upon the Stockholders and Purchaser, and the Independent Firm's fees, costs and expenses ("ESCROW EXPENSES") shall be paid by Purchaser but shall be borne pro rata by the Stockholders (through the Escrow Agreement) and Purchaser based on the relative amounts by which the Representatives' (on behalf of the Stockholders) and Purchaser's respective calculations of the Final Adjusted Net Book Value vary from that of the Independent Firm.

    (b) Based upon the Final Adjusted Net Book Value, as finally determined pursuant to Section 3.4(a) hereof, the following post-Closing deliveries shall be made, as applicable:

        (i) If the aggregate liquidation preference of the shares of Purchaser Series A Preferred Stock delivered to the Stockholders at the Closing pursuant to SECTION 2.5(B) hereof (prior to the application of SECTIONS 3.2 and 3.3 hereof (the "PREFERRED AMOUNT") exceeds the Final Adjusted Net Book Value, the Escrow Agent shall deliver to Purchaser, pursuant to and in accordance with the Escrow Agreement, shares of Purchaser Series A Preferred Stock with an aggregate liquidation preference equal to the sum of such excess (the "ADJUSTED NET BOOK VALUE DEFICIENCY") and the Stockholders' share of Escrow Expenses, if any. In the event the aggregate liquidation preference of the shares of Purchaser Series A Preferred Stock delivered by Purchaser to the Escrow Agent pursuant to SECTION 3.2 hereof exceeds the sum of the amount of the Adjusted Net Book Value Deficiency and the Stockholders' share of Escrow Expenses, if any, the shares of Purchaser Series A Preferred Stock representing such excess shall be delivered by the Escrow Agent to the Stockholders pursuant to and in accordance with the Escrow Agreement. In the event the amount of the Adjusted Net Book Value Deficiency and the Stockholders' share of Escrow Expenses, if any, exceeds the aggregate liquidation preference of the shares of Purchaser Series A Preferred Stock delivered to the Escrow Agent pursuant to SECTION 3.2 hereof, the Representatives, for and on behalf of the Stockholders, shall be required to deliver to Purchaser shares of Purchaser Series A Preferred Stock having an aggregate liquidation preference equal to such excess;

        (ii) If the Final Adjusted Net Book Value is equal to the Preferred Amount, there shall be no post-Closing delivery to Purchaser pursuant to this SECTION 3.4(B), other than for the Stockholders' share of Escrow Expenses, if any, and the Escrow Agent shall deliver to the Stockholders, pursuant to and in accordance with the Escrow Agreement, all shares of Purchaser Series A Preferred Stock delivered by Purchaser to the Escrow Agent pursuant to SECTION 3.2 hereof.

       (iii) If the Final Adjusted Net Book Value exceeds the Preferred Amount,
    (A) the Escrow Agent shall deliver to the Stockholders, pursuant to and in accordance with the Escrow Agreement, all the shares of Purchaser Series A Preferred Stock delivered by Purchaser to the Escrow Agent pursuant to
    SECTION 3.2 hereof, less the amount of the Stockholders' share of Escrow Expenses, if any, and (B) Purchaser shall issue and deliver to each of the Stockholders additional shares of Purchaser Series A Preferred Stock having an aggregate liquidation preference equal to the product of (x) the amount of such excess and (y) such Stockholder's Equity Percentage as a percentage of the aggregate Equity Percentage of all the Stockholders.

    (c) Any post-Closing delivery of shares of Purchaser Series A Preferred Stock required to be made by either Purchaser or the Representatives (on behalf of the Stockholders) pursuant to SECTION 3.4(B) hereof shall be made within five
(5) Business Days after the final determination of the Final Adjusted Net Book Value pursuant to SECTION 3.4(A) hereof.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF TARGET

    As a material inducement to Purchaser to enter into this Agreement, Target represents and warrants to Purchaser as of the date hereof and, subject to the delivery by Target to Purchaser of new Schedules on or before the Closing Date pursuant to the provisions of SECTION 6.6 hereof, as of the Closing Date that:

    SECTION 4.1  CORPORATE EXISTENCE AND POWER

    Each of Target and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction set forth opposite its name on SCHEDULE 4.1 and has all corporate power required to own, lease and operate its properties and to carry on its business as now conducted. Each of Target and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where a failure or failures to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Target. Target has heretofore made available to Purchaser or its agents true and complete copies of its and each of its Subsidiaries' certificate of incorporation and by-laws as currently in effect.

    SECTION 4.2  CORPORATE AUTHORIZATION

    The execution, delivery and performance by Target of this Agreement and the other documents contemplated hereby to which it is or will be a party and the consummation by Target of the transactions contemplated hereby are within Target's corporate power and authority and have been duly authorized by all necessary corporate action, subject to the affirmative vote of holders of a majority of the issued and outstanding Target Shares for the purpose of approving the Merger and this Agreement, as required by the DGCL (the "REQUISITE STOCKHOLDER APPROVAL"). The Requisite Stockholder Approval is the only vote of the holders of any of Target's capital stock necessary to approve the Merger, this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Target and constitutes, and each other document contemplated hereby will be duly executed by Target and, when so executed and delivered, will constitute, a valid and binding agreement of Target, enforceable against it in accordance with their respective terms and conditions, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally or by general principles of equity, whether considered in a proceeding in equity or at law.

    SECTION 4.3  GOVERNMENTAL CONSENTS AND APPROVALS

    Except as set forth on SCHEDULE 4.3, the execution, delivery and performance by Target of this Agreement and the consummation of the Merger by Target require no action by or in respect of, or filing with, any Governmental Entity, other than any filings or registrations with, or authorizations, consents or approvals of, Governmental Entities, the failure or failures of which would not, individually or in the aggregate, have a Material Adverse Effect on Target and could not materially adversely affect the ability of Target to consummate the Merger.

    SECTION 4.4 GOVERNMENTAL AUTHORIZATIONS, REGULATORY MATTERS AND ACCOUNT DOCUMENTATION

    Each of Target and its Subsidiaries has obtained all registrations, qualifications, licenses, permits, franchises, orders or approvals of any Governmental Entity or regulatory authority as are necessary under applicable laws for Target and each of its Subsidiaries to own their respective properties and conduct their respective businesses (collectively, "TARGET PERMITS"), and all such Target Permits are in full force and effect, and no proceeding is pending, or to the Knowledge of Target, RPMSC or RPMCC, threatened to revoke or limit any Target Permit, except where the failure or failures to obtain any such Target Permit or to keep it in full force and effect or the revocation(s) or limitation(s) of any such Target Permit would not, individually or in the aggregate, have a Material Adverse Effect on Target. RPMCC is and has been a duly registered broker-dealer with the SEC and NASD and in the states where such registration is required under the securities laws of such states, except where the failure to do so would not have a Material Adverse Effect on Target. RPMSC is and has been duly registered as a NYSE specialist. Except where the failure to do so would not have a Material Adverse Effect on Target, the employees of RPMSC are in compliance in all respects with all federal and state laws and NYSE and SEC rules regulating broker-dealers and specialists or requiring registration, licensing or qualification as a broker-dealer or specialist, and the employees of RPMCC are in compliance in all respects with all federal and state laws and NYSE, AMEX, CBOE, NASD and SEC rules regulating broker-dealers or requiring registration, licensing or qualification as a broker-dealer.

Each of Target and its Subsidiaries is a member in good standing and has all material licenses and authorizations in self-regulatory or trade organizations or registered clearing agencies required to permit the operation of its business as presently conducted. Target has made available to Purchaser a true, correct and complete copy of each of RPMSC's and RPMCC's Form BD, as amended to date, filed with the appropriate self-regulatory or trade organizations. RPMCC has in its files for substantially all of its existing customer accounts all material applications, certificates, agreements and other material documentation necessary in connection with the current and historical level and type of trading or other activities engaged in within such accounts.

    SECTION 4.5  NON-CONTRAVENTION

    Except for those consents obtained or waived and except as set forth on
SCHEDULE 4.5, the execution, delivery and performance by Target of this Agreement and the other documents contemplated hereby and the consummation by Target of the Merger do not and will not: (a) contravene or conflict with the certificate of incorporation or by-laws of Target or any of its Subsidiaries;
(b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Target or any of its Subsidiaries; (c) constitute a default under or give rise to a right of termination, cancellation, acceleration, loss of any material benefit or cause of action for damages upon breach under any agreement, contract, license or other instrument binding upon Target or any of its Subsidiaries, or any license, franchise, permit or other similar authorization held by Target or any of its Subsidiaries; or (d) result in the creation or imposition of any Lien on any asset of Target or of any of its Subsidiaries or on any Target Shares, except, in the cases of clauses (b), (c) and (d), as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target.

    SECTION 4.6  CAPITALIZATION

    As of the date of this Agreement, the authorized capital stock of Target consists of 200,050 shares of Target Common Stock, and 79,067 shares of preferred stock, par value $0.10 per share (the "TARGET PREFERRED STOCK"), including 35,491 shares of Third Series Preferred Stock, par value $0.10 per share ("THIRD SERIES PREFERRED STOCK") and 22,276 shares of Fourth Series Preferred Stock, par value $1.00 per share ("FOURTH SERIES PREFERRED STOCK"). As of the date hereof, 70,100 Target Shares are issued and outstanding, 14,887 shares of Third Series Preferred Stock are issued and outstanding and 11,753 shares of Fourth Series Preferred Stock are issued and outstanding. Prior to the Closing, all shares of Target Preferred Stock will be redeemed. All the issued and outstanding Target Shares have been duly authorized, are validly issued, fully paid and nonassessable and are held of record by the Stockholders as set forth in SCHEDULE 4.6 hereto. Except as set forth herein and other than 44,191 shares of Target Common Stock held in treasury, there are no shares of capital stock or other voting securities of Target issued or outstanding. Except as set forth on SCHEDULE 4.6 hereto, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require Target to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to Target.

    SECTION 4.7  SUBSIDIARIES; JOINT VENTURES

    Except as set forth in SCHEDULE 4.7 hereto, Target owns all the issued and outstanding capital stock of each of its Subsidiaries (each of which is set forth on SCHEDULE 4.7) free and clear of all Liens. None of Target's Subsidiaries has any outstanding options or warrants to purchase its capital stock or has issued any other securities exercisable or convertible into shares of capital stock of such Subsidiary. Except as set forth in SCHEDULE 4.7 hereto and except for equity interests that RPMSC and RPMCC own in connection with the conduct of their respective specialist and clearing businesses, neither Target nor any of its Subsidiaries, directly or indirectly, owns any equity interests in any Person that is not a Subsidiary of Target or of such Subsidiary.

    SECTION 4.8  FINANCIAL STATEMENTS

    (a) Target has delivered to Purchaser (i) true and complete copies of the audited balance sheets of Target and each of its Subsidiaries as of April 28, 2000, April 30, 1999 and April 28, 1998 and the related audited statements of operations, stockholders' equity and cash flows for the fiscal years then ended and (ii) true and complete copies of the unaudited balance sheet of Target and each of its Subsidiaries as of November 24, 2000, and the related statements of operations and cash flows for the period from April 29, 2000 until November 24, 2000 (collectively, the "FINANCIAL STATEMENTS").

    (b) The Financial Statements are in accordance with the books and records of Target and its Subsidiaries in all material respects, have been prepared in accordance with GAAP and present fairly in all material respects as of their respective dates the financial condition and results of operations of Target and its Subsidiaries; PROVIDED, HOWEVER, that the unaudited Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items. As of the Unaudited Balance Sheet Date, there were no liabilities of Target or any of its Subsidiaries of any kind whatsoever that were required by GAAP to be reflected on the Unaudited Balance Sheet, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, and to the Knowledge of Target, RPMSC or RPMCC, there was no existing condition, situation or set of circumstances which could reasonably have been expected to result in such a liability, except for liabilities (i) reflected or reserved against in said Unaudited Balance Sheet, (ii) disclosed on SCHEDULE 4.10, or
(iii) arising in the ordinary course of business after the date of said Unaudited Balance Sheet that were not and could not reasonably have been expected to have a Material Adverse Effect on Target.

    (c) Since the Unaudited Balance Sheet Date, there has been no Material Adverse Change in Target, whether as a result of any legislative or regulatory change, revocation of any Target Permit or right to do business, fire, explosion, accident, casualty, labor trouble, riot, condemnation, act of God, or otherwise, other than as a result of changes, occurrences or events affecting the securities industry as a whole.

    SECTION 4.9  ABSENCE OF CERTAIN CHANGES

    Except as set forth on SCHEDULE 4.9 or SCHEDULE 6.1 hereto, since the Unaudited Balance Sheet Date, Target and each of its Subsidiaries has conducted business in the ordinary course in all material respects and there has not been:
(a) any repurchase, redemption or other acquisition by Target or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Target or any of its Subsidiaries; (b) any amendment of any term of any outstanding capital stock of Target or any of its Subsidiaries; (c) any change in any method of accounting or accounting practice by Target or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP or disclosed in the Financial Statements; or (d) any (i) grant of any severance or termination pay to any current or former director, officer or employee of Target or any of its Subsidiaries,
(ii) entering into of any written employment, severance, termination, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any current, former or prospective director, officer or employee of Target or any of its Subsidiaries, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, or
(iv) increase in compensation, bonus or other benefits payable to any director, officer or employee of Target or any of its Subsidiaries, other than in the ordinary course of business or as permitted by the proviso to SECTION 6.1(B).

    SECTION 4.10  NO UNDISCLOSED LIABILITIES

    As of the date of any of the balance sheets included in the Financial Statements, except for liabilities (i) reflected or reserved against in such balance sheets or the notes thereto, if any, (ii) disclosed on SCHEDULE 4.10, or
(iii) arising in the ordinary course of business, neither Target nor any of its Subsidiaries incurred any liabilities or obligations of any nature, whether or not accrued, known or unknown, contingent or otherwise, which, if known, was required by GAAP to be reflected on a consolidated balance sheet of Target (including any notes thereto) as of any such date.

    SECTION 4.11  LITIGATION

    Except as set forth in SCHEDULE 4.11 hereto, there are no suits, actions, proceedings or investigations pending or, to the Knowledge of Target, RPMSC and RPMCC threatened against Target, any of its Subsidiaries or any of their respective properties before any court or arbitrator or any Governmental Entity, which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on Target. Neither Target nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree. To the Knowledge of Target, RPMSC and RPMCC, there are no facts, events or circumstances now in existence that reasonably could be expected to give rise to any actions, suits, claims, proceedings or investigations that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect upon Target or the transactions contemplated hereby.

    SECTION 4.12  COMPLIANCE WITH LAWS

    Neither Target nor any of its Subsidiaries is in violation of any federal, state, local or foreign law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or Governmental Entity, including laws relating to Taxes, labor and employment practices, and Target has received no written notice of any violation of any laws related to health and safety, zoning, pollution or protection of the environment, except for violations which, individually or in the aggregate, could not be reasonably expected to result in a Material Adverse Effect on Target. During the last three years, except as set forth on SCHEDULE 4.12 hereto, neither Target nor any of its Subsidiaries has received notice of, and there has not been any citation, fine or penalty imposed against Target or any of its Subsidiaries for, any such violation or alleged violation.

    SECTION 4.13  CONTRACTS AND OTHER AGREEMENTS

    SCHEDULE 4.13 lists all contracts, agreements, arrangements and understandings to which Target or any of its Subsidiaries is a party, whether written or oral, requiring aggregate annual payments by Target or any of its Subsidiaries in excess of $90,000 (collectively, the "CONTRACTS"). Included among the Contracts are ten (10) A-B-C agreements with respect to NYSE memberships registered in the names of nominees of RPMSC and one (1) A-B-C agreement with respect to an NYSE membership registered in the name of a nominee of RPMCC (collectively, the "MEMBERSHIPS"). Each of the Contracts set forth on
SCHEDULE 4.13 is valid, in full force and effect, binding upon Target or its Subsidiary, as the case may be, and to the Knowledge of Target, binding upon the other parties thereto in accordance with its terms, and Target or each such Subsidiary is not in material default under any of them. To the Knowledge of Target, no other party to any Contract is in material default thereunder and no condition exists that, with notice or lapse of time or both, would constitute a material default thereunder. True and complete copies of all Contracts listed in
SCHEDULE 4.13 have been previously delivered or made available to Purchaser or its agents.

    SECTION 4.14  PROPERTIES

    (a) Target or one of its Subsidiaries owns and has good title to or has a valid leasehold interest in, or valid contract rights to use, all tangible assets and properties used in and material to its business, free and clear of any Lien, except for (i) the Liens reflected on the Unaudited Balance Sheet,
(ii) assets and properties disposed of, or subject to purchase or sales orders, in the ordinary course of business since the Unaudited Balance Sheet Date,
(iii) Liens securing the liens of materialmen, carriers, landlords and like persons, all of which are not yet due and payable, (iv) Liens arising under equipment leases with third parties entered into in the ordinary course of business, or (v) other imperfections of title or encumbrances that, individually or in the aggregate, do not materially impair, and could not reasonably be expected to materially impair, the current use and operation of the assets or properties to which they relate. Neither Target nor any of its Subsidiaries has received notice that any of such assets and properties is in violation in any material respect of any existing law or any building, zoning, health, safety or other ordinance, code or regulation.

    (b) Other than REMCO and its Subsidiaries, neither Target nor any of its Subsidiaries owns any real property. Each lease or agreement under which Target or any of its Subsidiaries is a lessee or lessor of any property, real or personal, is a valid and binding agreement of Target or such Subsidiary and, to the Knowledge of Target, the other party thereto. No event has occurred and is continuing which, with due notice or lapse of time or both, would constitute a material default or event of default by Target or any of its Subsidiaries under any such lease or agreement or, to the Knowledge of Target, by any other party thereto. Target's or its Subsidiary's possession of such property has not been disturbed and no claim has been asserted, whether in writing, or, to the Knowledge of Target, oral, against Target or such Subsidiary materially adverse to its rights in such leasehold interests.

    (c) All items of machinery and equipment used by Target and its Subsidiaries are in good operating condition and repair, normal wear and tear excepted, are usable in the ordinary course of business, and are adequate and suitable for the uses to which they are being put and conform in all material respects to all applicable laws, ordinances, codes, rules, regulations and authorizations relating to their construction, use and operation, in all cases other than as would result, individually or in the aggregate, in a Material Adverse Effect on Target.

    SECTION 4.15  INTELLECTUAL PROPERTY

    Target or one of its Subsidiaries, as applicable, either owns all right, title and interest in and to, or possesses the right to use, all the patents, patent applications, patent licenses, software (other than generally available pre-packaged "off-the-shelf" software), licenses, trade names, trademarks, copyrights, service marks, trademark registrations and applications, service mark registrations and applications, and copyright registrations and applications, trade secrets and technology ("INTELLECTUAL PROPERTY") used in the conduct of their respective businesses. No claim of infringement or misappropriation of patents, trademarks, trade names, service marks, copyrights or trade secrets of any other Person has been made nor, to the Knowledge of Target, threatened against Target or any of its Subsidiaries. To Target's Knowledge, neither Target nor any of its Subsidiaries is infringing or misappropriating any patents, trademarks, trade names, service marks, copyrights or trade secrets of any other Person. Except as set forth on SCHEDULE 4.15 and without limiting any other provisions hereof, neither Target nor any of its Subsidiaries has granted any license, franchise or permit to any Person to use any of the Intellectual Property of Target or any of its Subsidiaries.

    SECTION 4.16  FINDER'S FEES

    Except as set forth in SCHEDULE 4.16, there is no investment banker, broker, finder or other financial intermediary which has been retained by, or is authorized to act on behalf of, Target who is entitled to any fee or commission from Target or any of its Subsidiaries upon consummation of the transactions contemplated by this Agreement.

    SECTION 4.17  EMPLOYEES; EMPLOYEE BENEFITS

    (a) SCHEDULE 4.17(A) sets forth a list of each employee (active or otherwise, including any individual on the payroll of Target or any of its Subsidiaries) of each of Target and its Subsidiaries, Target has previously provided Purchaser with a true and complete list, as of the date hereof, of each such employee's salary, including bonus, for the fiscal year ended April 28, 2000 (based on payroll periods ending with said fiscal year) and current annual salary, excluding bonus, for the year ending April 30, 2001.

    (b) SCHEDULE 4.17(B) contains a list of each employee benefit plan (including any "employee benefit plan" as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, restricted stock, savings, change in control, employment, consulting, collective bargaining, dependent care, employee assistance, fringe benefit, medical, dental, post-retirement welfare, retention, retirement, vacation, severance, disability, death benefit, hospitalization, insurance or other material plan, agreement, arrangement or understanding (whether or not written) established, sponsored, maintained or contributed to by Target, any of its Subsidiaries or any other entity that would be deemed a "single employer" with Target or any of its Subsidiaries (an "ERISA AFFILIATE"), under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA on behalf of any current or former employee, director, stockholder, beneficiary or other personnel or with respect to which Target or any Subsidiary has any actual or contingent liability (all of the foregoing being herein called the "TARGET BENEFIT PLANS"). Target has delivered to Purchaser true and complete copies of all contracts, plan documents, amendments, summary plan descriptions and other material items governing or describing each Target Benefit Plan and any related insurance, trust or other funding arrangement. With respect to each Target Benefit Plan which is an "employee benefit plan" within the meaning of
Section 3(3) of ERISA, Target has delivered to Purchaser, WHERE APPLICABLE, true and complete copies of: (i) the most recent annual report (5500 series) filed with the IRS or the DOL, including schedules thereto, (ii) the most recent balance sheet and financial statement, (iii) the most recent determination letter issued by the IRS, (iv) the two most recent actuarial valuation reports and (v) any private letter ruling, opinion or determination letter, prohibited transaction exemption or other communication received by or furnished to the IRS, DOL or PBGC and any application therefor which has been withdrawn.

    (c) Each Target Benefit Plan is maintained and administered, in all material respects, in accordance with its terms and in compliance with applicable law, including ERISA and the Code. Except as set forth on SCHEDULE 4.17(C), no event has occurred and, to the Knowledge of Target, there exists no condition or set of circumstances, which, individually or in the aggregate, could reasonably be expected to result in any material liability in connection with any Target Benefit Plan.

    (d) All contributions, insurance premiums, benefits and other payments to or under each Target Benefit Plan required with respect to all periods prior to the Closing will have been or will be made prior to the Closing or will be made or fully accrued for purposes of the Final Adjusted Net Book Value calculation. Except with regard to liabilities that are satisfied in full prior to the Closing and as set forth on SCHEDULE 4.17(D), none of Target and its Subsidiaries and ERISA Affiliates have any unfunded liabilities pursuant to any Target Benefit Plan that is an "employee pension plan" within the meaning of
Section 3(2) of ERISA, but is not intended to be qualified under Section 401(a) of the Code. With respect to each Target Benefit Plan, (i) no application, proceeding or other matter is pending before the IRS, DOL, PBGC or any other Governmental Entity, (ii) no action, suit, proceeding or claim (other than routine claims for benefits) is pending or, to the Knowledge of Target, threatened, and (iii) to the Knowledge of Target, no facts exist which could give rise to an action, suit, proceeding or claim which, if asserted, could reasonably be expected to result in a material liability for Target or any of the Subsidiaries or the plan assets.

    (e) With respect to each funded Target Benefit Plan that is an "employee pension plan" within the meaning of Section 3(2) of ERISA, (i) such plan is, and has been since its inception, qualified under Section 401(a) of the Code, and its related trust is, and has been since its inception, exempt from federal income taxation under Section 501(a) of the Code, (ii) a favorable IRS determination letter is currently in effect and, since the date of such letter, such plan has not been amended or operated in a manner which, in either instance, would adversely affect its qualified status, and no event has occurred which has caused or could reasonably be expected to cause the loss of such status, and (iii) except as set forth on SCHEDULE 4.17(E), there has been no termination or partial termination of such plan within the meaning of
Section 411(d)(3) of the Code.

    (f) None of Target, its Subsidiaries, nor their ERISA Affiliates (or any of their respective predecessors) contribute to, participate in or in any way, directly or indirectly, have any actual or contingent liability with respect to
(i) any "Multiemployer Plan" or (ii) any plan which is not a Target Benefit Plan but is subject to Title IV of ERISA.

    (g) Except as set forth on Schedule 4.17(g) and except with regard to the Target Pension Plan, none of the Target Benefit Plans is subject to the requirements of Section 302 or Title IV of ERISA or Section 412 of the Code. With respect to each Target Benefit Plan, no "accumulated funding deficiency" (within the meaning of Section 302 of ERISA and Section 412 of the Code), has been or could be expected to be incurred, whether or not waived, and no excise or other taxes have been or could be expected to be incurred or are due and owing with respect to such plan. With respect to each Target Benefit Plan that is or has been subject to Title IV of ERISA, Section 302 of ERISA or
Section 412 of the Code, all assets of such plan as of the Closing Date can be liquidated immediately thereafter without penalty or charge and converted into fixed income short-term securities. No security under Section 401(a)(29) of the Code has been or could be expected to be required with respect to any Target Benefit Plan. No "reportable event" within the meaning of Section 4043(b) of ERISA has occurred or will occur or is continuing with respect to any Target Benefit Plan, and the consummation of the transactions contemplated by this Agreement will not constitute or directly or indirectly result in a reportable event. All premiums due to PBGC by Target, its Subsidiaries and their ERISA Affiliates have been paid on a timely basis. All records, data and information maintained in connection with the Target Pension Plan and the Target Profit Sharing Plan are true, complete and accurate in all material respects.

    (h) With respect to each Target Benefit Plan that is an "employee benefit plan" within the meaning of Section 3(3) of ERISA or which is a "plan" within the meaning of Section 4975(e) of the Code, there has occurred no transaction with respect to which Target, its Subsidiaries or any ERISA Affiliate will have any liability, direct or indirect, and which is prohibited by Section 406 of ERISA or which, to the Knowledge of Target, constitutes a "prohibited transaction" under Section 4975(c) of the Code and the consummation of the transactions contemplated by this Agreement will not result in such a "prohibited transaction."

    (i) Target, its Subsidiaries and their ERISA Affiliates have complied in all material respects with the provisions of Section 4980B of the Code with respect to each Target Benefit Plan which is a "group health plan" within the meaning of
Section 5001(b)(1) of the Code. Except as set forth on SCHEDULE 4.17(I) and except with regard to plans, contracts, policies and arrangements that are or will be terminated prior to the Closing (and with respect to which all liabilities and obligations will be satisfied in full prior to the Closing), none of Target, its Subsidiaries nor their ERISA Affiliates maintains, contributes to, or is obligated under any plan, contract, policy or arrangement providing health or death benefits (whether or not insured) to current or former employees or other personnel beyond the termination of their employment or other services (other than pursuant to Section 4980B of the Code). Except as set forth on SCHEDULE 4.17(I) and except with regard to Target Benefit Plans that are or will be terminated prior to the Closing (and with respect to which all liabilities and obligations will be satisfied in full prior to Closing), no fact, circumstance or condition exists that would prevent Target's unilateral amendment or termination (without participant's consent) of any Target Benefit Plan that is an "employee benefit plan" within the meaning of
Section 3(3) of ERISA.

    (j) Except as set forth in SCHEDULE 4.17(J), the consummation of the transactions contemplated by this Agreement will not (either alone or in conjunction with another event, such as a termination of employment or other services) result in any employee or other person receiving severance or additional compensation which would not otherwise be payable absent the consummation of the transaction contemplated by this Agreement or cause the acceleration of the time of payment or vesting of any award or entitlement or forgiveness of indebtedness under any Target Benefit Plan.

    SECTION 4.18  TAXES

    (a) All material Tax Returns required to be filed by or on behalf of Target or any of its Subsidiaries, or any Affiliated Group of which Target or any of its Subsidiaries is or was a member have been (or, prior to the Closing Date, will be) timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns were required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were true, complete and correct in all material respects.

    (b) All Taxes due and payable by or on behalf of Target or any of its Subsidiaries or any Affiliated Group of which Target or any of its Subsidiaries is or was a member or in respect of their income, assets or operations, have been (or, prior to the Closing Date, will be) fully and timely paid (except to the extent any failure to pay Taxes would not, individually or collectively, have a Material Adverse Effect on Target), and adequate reserves or accruals for Taxes of Target and its Subsidiaries have been provided in the books and records of Target and its Subsidiaries in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing (except to the extent any failure to establish reserves or accruals would not, individually or collectively, have a Material Adverse Effect on Target). Target and its Subsidiaries have made all required estimated Tax payments since the Audited Balance Sheet Date to avoid any underpayment penalty.

    (c) Except as set forth in SCHEDULE 4.18(C), neither Target nor any of its Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitations), and no power of attorney of Target or any of its Subsidiaries with respect to any Tax matter is currently in force.

    (d) Target and its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

    (e) Purchaser has received or had access to complete copies of (A) all U.S. federal, state, local and foreign income or franchise Tax Returns of Target and its Subsidiaries relating to the Tax periods ended in April 1997, 1998 and 1999 and thereafter and (B) any audit report issued within the last three years relating to Taxes due from or with respect to Target or any of its Subsidiaries, or its income, assets or operations. SCHEDULE 4.18(E) sets forth any income or franchise Tax Returns filed by or on behalf of Target or any of its Subsidiaries which have been examined by any taxing authority.

    (f) SCHEDULE 4.18(F) lists all types of Taxes paid and Tax Returns filed by or on behalf of Target or any of its Subsidiaries relating to the Tax periods ended in April 1997, 1998 and 1999 and thereafter in connection with an entity or group of which Target or its Subsidiaries is or has been a member of an Affiliated Group for any Tax purpose. No written claim has been made by a taxing authority in a jurisdiction where Target or any of its Subsidiaries does not file Tax Returns that Target or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

    (g) Except as set forth in SCHEDULE 4.18(G), there are no audits or investigations by any taxing authority or proceedings in progress, nor has Target or any of its Subsidiaries received any written notice from any taxing authority that it intends to conduct such an audit or investigation. No issue has been raised by a U.S. federal, state, local or foreign taxing authority in any current or prior examination which, by application of the same or similar principles, would reasonably be expected to result in a proposed deficiency for any subsequent Tax period.

    (h) Except set forth on SCHEDULE 4.18(H) hereto, none of Target, its Subsidiaries or any other Person (including any of the Stockholders) on behalf of and with respect to Target or its Subsidiaries has (A) filed a consent pursuant to Section 341(f) of the Code, (B) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by Target or any of its Subsidiaries or has any knowledge that the IRS has proposed any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of Target or its Subsidiaries, (C) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law with respect to Target or its Subsidiaries, or (D) requested any extension of time within which to file any Tax Return of Target or any of its Subsidiaries, which Tax Return has since not been filed prior to the end of the extension period.

    (i) Except as set forth on SCHEDULE 4.18(I), no property owned by Target or any of its Subsidiaries is (A) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (B) constitutes "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code or (C) is "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code.

    (j) Neither Target nor any of its Subsidiaries is a party to any Tax sharing or similar agreement or arrangement (whether or not written) with any Person other than Target or any of its Subsidiaries.

    (k) Except as set forth in SCHEDULE 4.18(K), there is no contract, agreement, plan or arrangement covering any person that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible by Target or any of its Affiliates by reason of Section 280G or 162(m) of the Code.

    (l) Neither Target nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of other taxing authorities.

    (m) Neither Target nor any of its Subsidiaries has ever been a member of any Affiliated Group of corporations for any Tax purposes other than an Affiliated Group of which Target is or was the parent. Except as set forth in
SCHEDULE 4.18(M), neither Target nor any of its Subsidiaries owns any interest in any entity that is treated as a partnership for U.S. federal income Tax purposes or would be treated as a pass-through, transparent or disregarded entity for any Tax purpose.

    SECTION 4.19  LABOR MATTERS

    Neither Target nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is Target or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the Knowledge of Target, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Target or any of its Subsidiaries.

    SECTION 4.20  BANK ACCOUNTS

    SCHEDULE 4.20 contains a true, correct and complete list, as of the date hereof, of the names, locations and account information of all banks, trust companies, savings and loan associations and other financial institutions at which Target and its Subsidiaries maintain safe deposit boxes or accounts of any nature (other than brokerage accounts maintained in the ordinary course of business).

    SECTION 4.21  REPURCHASE OF TARGET PREFERRED STOCK

    Target has the right to repurchase the Target Preferred Stock prior to the Closing as contemplated by this Agreement.

    SECTION 4.22  INSURANCE

    Target has made available to Purchaser copies of all insurance agreements and policies maintained by Target and its Subsidiaries or on which Target or any of its Subsidiaries is listed as a beneficiary or additional insured and the type and amounts of coverage thereunder. SCHEDULE 4.22 sets forth a list of all such agreements and policies. All such agreements and policies are with reputable insurers and cover such risks and in such amounts as are reasonably necessary in the context of the business operations of Target and its Subsidiaries. Such agreements and policies are in full force and effect, and none of Target, its Subsidiaries, and, to the Knowledge of Target, any other party thereto is in material default with respect to its obligations thereunder.

    SECTION 4.23  RELATED PARTY TRANSACTIONS

    Except as set forth on SCHEDULE 4.23 hereto, no current or former officer or director (including, to the Knowledge of Target, their respective family members), employee, stockholder or any associate (as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of Target or any of its Subsidiaries is presently, or, in the last three years has been, (a) except for ordinary course compensation and benefits for services rendered to Target or any of its Subsidiaries, a party to any transaction or transactions with Target or such Subsidiary involving an amount in excess of $50,000, individually, or $200,000 in the aggregate, other than on an arms-length basis (including, without limitation, any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such officer or director (including, to the Knowledge of Target, their respective family members), employee, stockholder or associate), or (b) to the Knowledge of Target, the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a present, direct competitor of Target or any of its Subsidiaries, except with respect to holdings of less than 1% of the capital stock of a publicly traded corporation.

                                   ARTICLE V
                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

    As a material inducement to Target to enter into this Agreement, Purchaser hereby represents and warrants to Target as of the date hereof and, subject to the delivery by Purchaser to Target of new

Schedules on or before the Closing Date pursuant to the provisions of
SECTION 7.5 hereof, as of the Closing Date that:

    SECTION 5.1  CORPORATE EXISTENCE AND POWER

    Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all material licenses, authorizations, consents and approvals of or from all Governmental Entities required to own, lease and operate its properties and to carry on its business as now conducted. Purchaser is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property leased or owned by it or the nature of its activities makes such qualification necessary, except where a failure or failures to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser. Purchaser's certificate of incorporation and by-laws as filed with the SEC as exhibits to Purchaser's Registration Statement on Form S-1 (File No. 333-81079) have not been amended since the effective date of such Registration Statement.

    SECTION 5.2  CORPORATE AUTHORIZATION

    The execution, delivery and performance by Purchaser of this Agreement and the other documents contemplated hereby to which it is or will be a party and the consummation by Purchaser of the transactions contemplated hereby are within Purchaser's corporate power and authority and have been duly authorized by all necessary corporate action. The approval or authorization of the stockholders of Purchaser is not required in order for Purchaser to (a) execute this Agreement and each such other document contemplated hereby or (b) consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes, and each such other document contemplated hereby will be duly executed and delivered by Purchaser and, when so executed and delivered, will constitute, a valid and binding agreement of Purchaser, enforceable against it in accordance with their respective terms and conditions, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally or by general principles of equity, whether considered in a proceeding in equity or at law.

    SECTION 5.3  CAPITALIZATION

    The authorized capital stock of Purchaser consists of 200,000,000 shares of Purchaser Common Stock, of which, as of September 30, 2000, 48,675,352 shares were issued and outstanding and no shares are held in treasury, and
(ii) 10,000,000 shares of Purchaser preferred stock, of which no shares are issued and outstanding. The shares of Purchaser Common Stock and Purchaser Series A Preferred Stock to be issued in connection with the Merger, when issued pursuant to this Agreement, will be duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in Purchaser's Public Reports, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to Purchaser. The Board of Directors of Purchaser has authorized the issuance of Purchaser Series A Preferred Stock pursuant to the Series A Preferred Stock Certificate of Designation.

    SECTION 5.4  GOVERNMENTAL CONSENTS AND APPROVALS

    Except as set forth on SCHEDULE 5.4 hereto, the execution, delivery and performance by Purchaser of this Agreement and the consummation of the Merger by Purchaser require no action by or in respect of, or filing with, any Governmental Entity, other than any filings or registrations with, or authorizations, consents or approvals of, Governmental Entities, the failure or failures of which would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser and would not materially adversely affect the ability of Purchaser to consummate the Merger.

    SECTION 5.5  REGULATORY MATTERS

    Purchaser and each of its Subsidiaries has obtained all registrations, qualifications, licenses, permits, franchises, orders or approvals of any Governmental Entity or regulatory authority as are necessary under applicable laws for Purchaser and each of its Subsidiaries to own their respective properties and conduct their respective businesses (collectively, "PURCHASER PERMITS"), and all such Purchaser Permits are in full force and effect, and no proceeding is pending, or to the Knowledge of Purchaser and its Subsidiaries, threatened to revoke or limit any Purchaser Permit, except where the failure or failures to obtain any such Purchaser Permit or to keep it in full force and effect or the revocation(s) or limitation(s) of any Purchaser Permit would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser. LaBranche is and has been duly registered as a broker-dealer with the SEC, NASD and in the states where such registration is required under the securities laws of such states in order to conduct its business as presently conducted and is and has been duly registered as a NYSE specialist. Except where the failure to do so would not have a Material Adverse Effect on Purchaser, the employees of LaBranche are in compliance in all respects with all federal and state laws and NYSE rules regulating broker-dealers and specialists or requiring registration, licensing or qualification as a broker-dealer or specialist. Each of Purchaser and its Subsidiaries is a member in good standing and has all material licenses and authorizations in self-regulatory or trade organizations or registered clearing agencies required to permit the operation of its business as presently conducted.

    SECTION 5.6  NON-CONTRAVENTION

    Except for those consents obtained or waived, the execution, delivery and performance by Purchaser of this Agreement and the other documents contemplated hereby and the consummation by Purchaser of the Merger do not and will not:
(a) contravene or conflict with the certificate of incorporation or by-laws of Purchaser or any of its Subsidiaries; (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Purchaser or any of its Subsidiaries; (c) constitute a default under or give rise to a right of termination, cancellation, acceleration, loss of any material benefit or cause of action for damages upon breach under any agreement, contract, license or other instrument binding upon Purchaser or any of its Subsidiaries, or any license, franchise, permit or other similar authorization held by Purchaser or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Purchaser or any of its Subsidiaries, except, in the case of clauses (b), (c) and (d), as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

    SECTION 5.7  FINDER'S FEES

    Except for Donaldson, Lufkin & Jenrette or its successors, there is no investment banker, broker, finder or other financial intermediary which has been retained by, or is authorized to act on behalf of, Purchaser or any of its Subsidiaries who is entitled to any fee or commission from Purchaser or any of its Subsidiaries upon consummation of the transactions contemplated by this Agreement.

    SECTION 5.8  FILINGS WITH THE SEC

    Purchaser has made available to Target copies of its annual report on Form 10-K for the year ended December 31, 1999, and its quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and
September 30, 2000, each in the form (including exhibits and amendments thereto) filed with the SEC (collectively, together with all of Purchaser's voluntary filings with the SEC, the "PUBLIC REPORTS") and each of which was timely filed with the SEC. Each of the Public Reports has complied with the Securities Act of 1933, as amended (the "SECURITIES ACT") or the Exchange Act, as applicable, in all material respects. None of the Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There is no contract or other document of a character required to be described in, or required to be filed as an exhibit to, the Public Reports (including any such contract or document entered into or created since the date of the last Public Report) which has not been so described or filed as an exhibit. Purchaser has made all filings with the SEC that it has been required to make under the Securities Act and the Exchange Act.

    SECTION 5.9  FINANCIAL STATEMENTS

    The financial statements included in the Public Reports (including the related notes and schedules) are in accordance with the books and records of Purchaser in all material respects, have been prepared in accordance with GAAP and present fairly in all material respects the financial condition of Purchaser and its Subsidiaries on a consolidated basis as of such dates and the results of operations of Purchaser and its Subsidiaries on a consolidated basis for such periods; PROVIDED, HOWEVER, that the interim statements are subject to normal year-end adjustments and lack footnotes and other presentation items. As of September 30, 2000, there were no liabilities of Purchaser or any of its Subsidiaries of any kind whatsoever that were required to be disclosed on the balance sheet included in its Form 10-Q for the quarter ended September 30, 2000, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, and to the Knowledge of Purchaser and its Subsidiaries, there was no existing condition, situation or set of circumstances which could reasonably have been expected to result in such a liability, except for liabilities (i) reflected or reserved against in said balance sheet, or
(ii) arising in the ordinary course of business after the date of said balance sheet that were not and could not reasonably have been expected to have a Material Adverse Effect on Purchaser.

    SECTION 5.10  EVENTS SUBSEQUENT TO PURCHASER'S MOST RECENT PUBLIC REPORT

    Except as set forth in SCHEDULE 5.10, since September 30, 2000, there has not been any Material Adverse Change in Purchaser, other than changes, occurrences or events affecting the securities industry as a whole. Except as set forth in SCHEDULE 5.10, since September 30, 2000, (a) the business of Purchaser and each of its Subsidiaries has been conducted in the ordinary course and consistent with past practice in all material respects and (b) no event has occurred or fact or circumstance arisen that, individually or taken together with all other events, facts and circumstances, has had or is reasonably likely to have a Material Adverse Effect on Purchaser, other than changes, occurrences or events affecting the securities industry as a whole.

    SECTION 5.11  LITIGATION

    Except as set forth on SCHEDULE 5.11, there are no suits, claims, actions, proceedings or investigations pending or, to the Knowledge of Purchaser, threatened against Purchaser, any of its Subsidiaries or any of their respective properties before any court or arbitrator or any Governmental Entity which, individually or in the aggregate, would have a Material Adverse Effect on Purchaser. To the Knowledge of Purchaser, there are no facts, events or circumstances now in existence that reasonably could be expected to give rise to any actions, suits, claims, proceedings or investigations that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser or the transactions contemplated hereby.

    SECTION 5.12  FAIRNESS OPINION

    Donaldson, Lufkin & Jenrette or its successor has delivered to Purchaser, and has not withdrawn, an opinion as to the fairness of the Merger to Purchaser from a financial point of view.

    SECTION 5.13  SUBSIDIARIES; JOINT VENTURES

    Except as set forth in SCHEDULE 5.13 hereto, Purchaser owns all the issued and outstanding capital stock of each of its Subsidiaries (each of which is set forth in SCHEDULE 5.13) free and clear of all Liens. None of Purchaser's Subsidiaries has any outstanding options or warrants to purchase its capital stock or has issued any other securities exercisable or convertible into shares of capital stock of such Subsidiary. Except as set forth in SCHEDULE 5.13 hereto, neither Purchaser nor any of its Subsidiaries, directly or indirectly, owns any equity interests in any Person that is not a Subsidiary of Purchaser or of such Subsidiary.

    SECTION 5.14  COMPLIANCE WITH LAWS

    Neither Purchaser nor any of its Subsidiaries is in violation of any federal, state, local or foreign law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or Governmental Entity, including laws relating to Taxes, labor and employment practices, health and safety, zoning, pollution or protection of the environment, except for violations which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on Purchaser. During the last three years, except as set forth in SCHEDULE 5.14 hereto, neither Purchaser nor any of its Subsidiaries has received notice of, and there has not been any citation, fine or penalty imposed against Purchaser or any of its Subsidiaries for, any such violation or alleged violation.

    SECTION 5.15  RESTRICTIONS ON DIVIDENDS

    Except as set forth on SCHEDULE 5.15, neither Purchaser nor any of its Subsidiaries is a party to any contract, agreement or other arrangement that restricts the ability of Purchaser to pay dividends on the Purchaser Series A Preferred Stock.

    SECTION 5.16  TAXES

    (a) All material Tax Returns required to be filed by or on behalf of Purchaser, any of its Subsidiaries or any Affiliated Group of which Purchaser or any of its Subsidiaries is or was a member have been (or, prior to the Closing Date, will be) timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns were required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were true, complete and correct in all material respects.

    (b) All Taxes due and payable by or on behalf of Purchaser, any of its Subsidiaries or any Affiliated Group of which Purchaser or any of its Subsidiaries is or was a member or in respect of their income, assets or operations, have been (or, prior to the Closing Date, will be) fully and timely paid (except to the extent any failure to pay Taxes would not, individually or collectively, have a Material Adverse Effect on Purchaser), and adequate reserves or accruals for Taxes of Purchaser and its Subsidiaries in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which material Taxes are not yet due and owing (except to the extent any failure to establish reserves or accruals would not, individually or collectively, have a Material Adverse Effect on Purchaser). Purchaser and its Subsidiaries have made all required estimated Tax payments for the current taxable year to avoid any underpayment penalty.

    (c) Purchaser and its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

    (d) No claim has been made by a taxing authority in a jurisdiction where Purchaser or any of its Subsidiaries does not file Tax Returns that Purchaser or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

    (e) Except as set forth in Schedule 5.16(e), there is no contract, agreement, plan or arrangement covering any person that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible by Purchaser or any of its Affiliates by reason of Section 280G or 162(m) of the Code.

    (f) Purchaser has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii).

    SECTION 5.1  EMPLOYEE BENEFITS

    (a) Each Employee Benefit Plan currently maintained or contributed to by Purchaser (the "PURCHASER PLANS") and each related trust insurance contract or fund complies in form and in operation in all respects with the applicable requirements of ERISA and the Code, except where the failure to comply would not have a Material Adverse Effect on Purchaser, and:

        (i) all contributions (including all employer contributions and employee salary reduction contributions) that are due have been paid to each Purchaser Plan that is an Employee Pension Benefit Plan;

        (ii) each Purchaser Plan that is intended to be qualified under
    Section 401(a) of the Code has received a timely determination, opinion or notification letter from the Internal Revenue Service to the effect that it meets the requirements of Code Section 401(a);

       (iii) none of the Purchaser Plans is or has ever been subject to Title IV or Section 302 of ERISA or Section 412 of the Code; and

        (iv) except as disclosed in Public Reports filed prior to the Closing, no event has occurred and there exists no condition or set of circumstances in connection with the Purchaser Plans, which individually or in the aggregate, could reasonably be expected to result in any Material Adverse Effect on Purchaser.

    (b) With respect to each Purchaser Plan that Purchaser maintains or has maintained or to which it contributes or has been required to contribute:

        (i) no action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any such Purchaser Plan (other than routine claims for benefits) is pending, except where the action, suit, proceeding, hearing or investigation would not have a Material Adverse Effect on Purchaser; and

        (ii) neither Purchaser nor any other entity that would be deemed a "single employer" with Purchaser under Section 414 of the Code or
    Section 4001 of ERISA has incurred any material liability to PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) with respect to any Purchaser Plan that is an Employee Pension Benefit Plan.

                                   ARTICLE VI
                        PRE-CLOSING COVENANTS OF TARGET

    SECTION 6.1  NEGATIVE COVENANTS

    Except as set forth on SCHEDULE 6.1 hereto, from the date hereof until the Closing Date, Target and its Subsidiaries shall conduct their respective businesses in the ordinary course in all material respects. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as set forth on SCHEDULE 6.1 hereto or as contemplated by this Agreement, without the written consent of Purchaser (which consent shall not be unreasonably withheld), Target shall not:

        (a) adopt or propose any change in its certificate of incorporation or by-laws or the certificate of incorporation or by-laws of any of its Subsidiaries;

        (b) (i) enter into any written contract, agreement, plan or arrangement covering any director, officer or employee of Target or any of its Subsidiaries that provides for the making of any payments, the acceleration of vesting of any benefit or right or any other entitlement contingent upon
    (A) the Merger, except with respect to the vesting of the Target Options in connection with the Merger or (B) the termination of employment after the Merger, (ii) enter into or amend in any material respect (except as required by law) any employment, consulting or similar agreement (oral or written) to increase the compensation payable or to become payable by it or any of its Subsidiaries to, or otherwise materially alter its employment or consulting relationship with, any of its or any of its Subsidiaries' officers, directors or consultants over the amount payable as of the date hereof, or increase the compensation payable to any other employees (other than increases in the ordinary course of business, consistent with past practice, which, in the aggregate s to any one person do not exceed $50,000 on an annual basis or otherwise would not have a Material Adverse Effect on Target) or (iii) loan or advance any money to any officer, director, employee, shareholder or consultant of Target or any of its Subsidiaries (other than salary advances or advances against business expenses in the ordinary course of business and consistent with past practice which, in the aggregate as to any individual, do not exceed $50,000 on an annual basis or which would not have a Material Adverse Effect on Target); PROVIDED, HOWEVER, that nothing contained in this SECTION 6.1 shall prohibit Target from taking any action with respect to the payment of bonuses or any other compensation to officers, directors or employees of Target or any of its Subsidiaries so long as the obligations created upon such action are not binding upon Purchaser or any of its Subsidiaries after the Closing and are fully satisfied prior to the Closing;

        (c) issue or propose the issuance of, or consummate, enter into negotiations for or accept any offers for, the issuance or sale of any shares of its capital stock or securities convertible or exchangeable into shares of its or any of its Subsidiaries' capital stock except for the issuance of Target Shares in connection with the exercise of existing Target Options;

        (d) change the number of shares of authorized capital stock, grant any option, warrant, call, commitment, right or agreement of any character relating to its authorized or issued capital stock or permit any transfers in the ownership of any of its Subsidiaries' capital stock, except for the issuance of Target Shares in connection with the exercise of existing Target Options;

        (e) (i) pay any dividend or make any other distribution to holders of its capital stock (ii) split, combine or reclassify any of its capital stock or propose or authorize the issuance of any other securities in respect of or in lieu of or in substitution for any shares of its capital stock, or
    (iii) repurchase, redeem or otherwise acquire any shares of its capital stock, EXCEPT FOR the repurchase of Target Preferred Stock prior to the Closing;

        (f) directly or indirectly merge or consolidate with another entity;

        (g) incur any additional indebtedness for borrowed money (including, without limitation, by way of guarantee or the issuance and sale of debt securities or rights to acquire debt securities), other than
    (i) indebtedness incurred in the ordinary course of business, or
    (ii) indebtedness in an amount not to exceed $150,000 in the aggregate;

        (h) other than in the ordinary course of business and consistent with present practice (i) sell, lease or otherwise dispose of any of its assets having a book or market value in excess of $150,000 in the aggregate or that are otherwise material, individually or in the aggregate, to the business, results of operations or financial condition of Target or any of its Subsidiaries, or (ii) enter into, or consent to the entering into of, any agreement granting a preferential right to sell, lease or otherwise dispose of any of such assets;

        (i) (i) enter into any new line of business; (ii) change its or any of its Subsidiaries' investment, liability and risk management and other material policies in any material respect; (iii) incur or commit to any capital expenditures, obligations or liabilities in connection therewith, other than capital expenditures, obligations or liabilities that do not exceed $50,000, individually, or $150,000, in the aggregate; (iv) acquire or agree to acquire by merging or consolidating with, or acquire or agree to acquire by purchasing a substantial portion of the assets of, or in any other manner, any business or Person; (v) otherwise, except as to the acquisition of materials and supplies, services and activities in the ordinary course of business and consistent with past practices, acquire or agree to acquire any assets for aggregate consideration in excess of $150,000; (vi) except in the ordinary course of business and consistent with past practice, make any investment in any Person; or (vii) enter into any license, technology development or technology transfer agreement with any other Person;

        (j) adopt or amend any plan that is or would be a Target Benefit Plan which results in a material increase in Target's or any of its Subsidiaries' benefits or compensation expense, except as may be required by applicable law to maintain a plan's tax qualified status and except for (i) increases in the ordinary course of business and consistent with past practice, or
    (ii) the creation of obligations of Target which will be fully satisfied prior to the Closing;

        (k) terminate any of its existing insurance policies or modify in any material respect or reduce the coverage thereunder;

        (l) settle or compromise, or agree to settle or compromise, any suit or other litigation matter or matter in an arbitration proceeding for any material amount (after taking into account any insurance proceeds to which Target is entitled) or otherwise on terms which could reasonably be expected to have a Material Adverse Effect on Target; and

       (m) agree or commit to do any of the foregoing.

In the event Target shall request Purchaser to consent in writing to an action otherwise prohibited by this SECTION 6.1, Purchaser shall use all reasonable efforts to respond in a prompt and timely fashion.

    SECTION 6.2  AFFIRMATIVE COVENANTS

    Notwithstanding anything to the contrary contained in SECTION 6.1 hereto, Target shall:

    (a) use its commercially reasonable efforts to perform, and cause each of its Subsidiaries to perform, all of their respective obligations as they become due, cause RPMSC to solicit new specialist stocks in the ordinary course of business, maintain their respective corporate records, keep their respective accounts receivable current, and preserve their respective business organization and properties intact, keep available the services of their respective employees and preserve the goodwill of their respective clients and others with whom business relationships exist; and

    (b) use its commercially reasonable efforts to maintain RPMSC's and RPMCC's registrations in good standing with the SEC, NASD, NYSE, AMEX, CBOE, any regional market on which they conduct business, and with the states where such registration is required under the securities laws of such states.

    SECTION 6.3  ACCESS TO FINANCIAL, OPERATING AND TECHNICAL INFORMATION

    From the date hereof until the Closing, Target will give Purchaser, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during normal business hours, upon reasonable notice and without unnecessary disruption of the conduct of Target's business, to the offices, properties, books and records of Target, will furnish to Purchaser, its counsel, financial advisors,

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auditors and other authorized representatives such financial and operating data and all other technical information as such persons may reasonably request and will instruct Target's employees, counsel and financial advisors to cooperate with Purchaser in its investigation of the business of Target; PROVIDED, HOWEVER, that no investigation pursuant to this SECTION 6.3 shall affect any representation or warranty given by Target to Purchaser hereunder. All requests for information made pursuant to this SECTION 6.3 shall be directed to the Chief Financial Officer of Target or such Person as may be designated by him or her. If requested by Purchaser and at Purchaser's expense up to $100,000, Target will, and will direct its independent accountants to, cooperate in the preparation of an audit of Target's financial statements (other than the audit of Target's financial statements for the year ended April 30, 2001, if necessary) and the inclusion of such financial statements with Purchaser's filings with the SEC, including preparation of pro forma financial statements required for any filings with the SEC and including provision of such records, workpapers, audit reports and consents of Target's bookkeepers and independent accountants as reasonably may be required by Purchaser in connection therewith.

    SECTION 6.4  COMPLIANCE WITH OBLIGATIONS

    Prior to the Closing, each of Target and its Subsidiaries shall comply in all material respects with (i) all applicable federal, state, local and foreign laws, rules and regulations, (ii) all material agreements and obligations, including its certificate of incorporation and by-laws, by which it, its properties or its assets may be bound, and (iii) all decrees, orders, writs, injunctions, judgments, statutes, rules and regulations applicable to it, its properties or its assets.

    SECTION 6.5  ADVICE OF CHANGES

    Target will promptly advise Purchaser in writing of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger; (b) any written notice or other communication from any Governmental Entity in connection with the Merger;
(c) any actions, suits, claims, investigations or other judicial proceedings commenced or, to the Knowledge of Target, threatened against it which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or which relate to the consummation of the Merger; (d) any event known to its executive officers occurring subsequent to the date of this Agreement that would render any representation or warranty of Target contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue, inaccurate or misleading in any material respect (other than an event so affecting a representation or warranty which is expressly limited to a state of facts existing at a time prior to the occurrence of such event); and (e) any Material Adverse Change in Target, other than changes, occurrences or events affecting the securities industry as a whole. No advice or notice pursuant to this SECTION 6.5 shall be deemed to modify any representation, warranty, covenant, condition or indemnity given by Target to Purchaser hereunder. Failure to give or delay in giving advice or notice under this SECTION 6.5 shall be deemed to be a breach of this Agreement only to the extent Purchaser is actually and materially harmed thereby.

    SECTION 6.6  UPDATING OF SCHEDULES

    Target undertakes to revise and update all Schedules hereto as may be necessary from the date hereof until the Closing Date. No such Schedules provided and revisions made to such Schedules pursuant to this Section shall be deemed to be accepted by Purchaser, cure any breach of any representation or warranty of Target made in this Agreement, or be considered to constitute or give rise to a waiver by Purchaser of any condition set forth in this Agreement, unless Purchaser specifically agrees thereto in writing or initials such revised or updated Schedule prior to Closing. Notwithstanding the foregoing, if Purchaser waives in writing the condition set forth in SECTION 9.1(A) hereof and the Closing occurs, Purchaser shall thereupon be deemed to have accepted all revisions and updates to the Schedules delivered to Purchaser by Target on or prior to the Closing Date which are attached to the officers' certificate described in SECTION 9.1(A) hereof, and in such event, the representations and

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warranties contained in Article IV of this Agreement shall be deemed to be amended to the extent provided in such revisions and updates.

                                  ARTICLE VII
                       PRE-CLOSING COVENANTS OF PURCHASER

    SECTION 7.1  NEGATIVE COVENANTS

    Except as set forth on SCHEDULE 7.1 hereto, from the date hereof until the Closing Date, Purchaser and its Subsidiaries shall conduct their respective businesses in the ordinary course in all material respects. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as contemplated hereby, without the written consent of Target (which consent shall not be unreasonably withheld), Purchaser shall not:

    (a) (i) pay any dividend or make any other distribution to holders of its capital stock, or (ii) repurchase, redeem or otherwise acquire any shares of its capital stock, other than in the ordinary course of business pursuant to an agreement or arrangement with an employee or consultant providing for the repurchase of such employee's or consultant's shares of Purchaser Common Stock upon the termination of his employment with Purchaser or one of its Subsidiaries;

    (b) directly or indirectly merge or consolidate with another entity if, as a result of such merger or consolidation, the holders of Purchaser's voting power immediately prior to such merger or consolidation own less than 50% of the resulting or surviving entity's voting power immediately after such merger or consolidation;

    (c) sell, lease or otherwise dispose of assets as a result of which Purchaser no longer owns a direct or indirect interest in 50% or more of the tangible and intangible assets of Purchaser and its Subsidiaries, taken as a whole;

    (d) authorize, create (by reclassification or otherwise) or issue any class or series of shares of stock that ranks senior to or PARI PASSU with the Purchaser Series A Preferred Stock as to the payment of dividends or other distributions or as to the distribution of assets on liquidation, dissolution or winding up of Purchaser; or

    (e) agree or commit to do any of the foregoing.

    SECTION 7.2  AFFIRMATIVE COVENANTS

    Purchaser shall:

    (a) perform, and cause each of its Subsidiaries to perform, all their respective obligations as they become due, solicit new specialist stocks in the ordinary course of business, maintain their respective corporate records, keep their respective accounts receivable current, and use commercially reasonable efforts to preserve their respective business organizations and properties intact, keep available the services of their respective employees and preserve the goodwill of their respective clients and others with whom they have business relationships; and

    (b) use commercially reasonable efforts to maintain its and its Subsidiaries' respective registrations and good standing with the SEC, NASD, NYSE, AMEX, any regional market on which they conduct business, and with the states where such registration is required under the securities laws of such states.

    SECTION 7.3  COMPLIANCE WITH OBLIGATIONS

    Prior to the Closing, each of Purchaser and its Subsidiaries shall comply in all material respects with (i) all applicable federal, state, local and foreign laws, rules and regulations, (ii) all material agreements and obligations, including its certificate of incorporation and by-laws, by which it, its properties or its assets may be bound, and (iii) all decrees, orders, writs, injunctions, judgments, statutes, rules and regulations applicable to it, its properties or its assets.

    SECTION 7.4  ADVICE OF CHANGES

    Purchaser will promptly advise Target in writing of: (a) any notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger; (b) any written notice or other communication from any Governmental Entity in connection with the Merger;
(c) any actions, suits, claims, investigations or other judicial proceedings commenced or, to the Knowledge of Purchaser, threatened against it which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or which relate to the consummation of the Merger; (d) any event known to its executive officers occurring subsequent to the date of this Agreement that would render any representation or warranty of Purchaser contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue, inaccurate or misleading in any material respect (other than an event so affecting a representation or warranty which is expressly limited to a state of facts existing at a time prior to the occurrence of such event); and (e) any Material Adverse Change in Purchaser, other than changes, occurrences or events affecting the securities industry as a whole. No advice or notice pursuant to this SECTION 7.4 shall be deemed to modify any representation, warranty, covenant, condition or indemnity given by Purchaser to Target hereunder. Failure to give or delay in giving advice or notice under this
SECTION 7.4 shall be deemed a breach of this Agreement only to the extent Target, the Stockholders or the Option Holders are actually and materially harmed thereby.

    SECTION 7.5  UPDATING OF SCHEDULES

    Purchaser undertakes to revise and update all Schedules hereto as may be necessary from the date hereof until the Closing Date. No such Schedules provided and revisions made to such Schedules pursuant to this Section shall be deemed to be accepted by Target, cure any breach of any representation or warranty of Purchaser made in this Agreement, or be considered to constitute or give rise to a waiver by Target of any condition set forth in this Agreement, unless Target specifically agrees thereto in writing or initials such revised or updated Schedule. Notwithstanding the foregoing, if Target waives in writing the condition set forth in SECTION 9.2(A) hereof and the Closing occurs, Target shall thereupon be deemed to have accepted all revisions and updates to the Schedules delivered to Target by Purchaser on or prior to the Closing Date which are attached to the officers' certificate described in SECTION 9.2(A) hereof, and in such event, the representations and warranties contained in Article V of this Agreement shall be deemed to be amended to the extent provided in such revisions and updates.

                                  ARTICLE VIII
                        ADDITIONAL PRE-CLOSING COVENANTS

    SECTION 8.1  TARGET MEETING

    Subject to the terms and conditions contained herein, Target shall submit this Agreement for approval to the Stockholders at a meeting to be duly held for this purpose by Target (the "TARGET MEETING"). Target shall take all action in accordance with applicable federal securities laws, the DGCL and its certificate of incorporation and bylaws necessary to duly convene the Target Meeting. Target shall use its reasonable best efforts, subject to applicable laws, rules and regulations, to convene the Target Meeting as soon as reasonably practicable after the date hereof. Target shall use its reasonable best efforts, subject to applicable laws, rules and regulations, to take all action to solicit the Requisite Stockholder Approval. Notwithstanding any withdrawal, modification or change in the Target board of directors' recommendation to the Stockholders, Target agrees to hold its Target Meeting in accordance with the provisions of this SECTION 8.1. Prior to the Closing Date, Target shall deliver to Purchaser a letter identifying all persons who, at the time of the Target Meeting, were affiliates of Target for purposes of Rule 145 under the Securities Act.

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
    SECTION 8.2  REGISTRATION STATEMENT ON FORM S-4

    (a) Purchaser shall cause, and Target shall cooperate with Purchaser to cause, to be filed as soon as reasonably practicable after the date hereof with the SEC a Registration Statement on Form S-4 with respect to the offer and issuance of Purchaser Common Stock and Purchaser Series A Preferred Stock in the Merger (the "REGISTRATION STATEMENT"). Each of Purchaser and Target shall use its reasonable best efforts to cause the Registration Statement to comply with applicable law and rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of Purchaser and Target shall promptly furnish to the other all information concerning itself, its stockholders and its affiliates that may be required or reasonably requested in connection with any action contemplated in this SECTION 8.2. If any event relating to Purchaser or Target occurs, or if Purchaser or Target becomes aware of any information, that should be disclosed in an amendment or supplement to the Registration Statement, Purchaser or Target, as applicable, shall inform the other thereof and shall cooperate with the other in filing such amendment or supplement with the SEC, and if appropriate, in mailing such amendment or supplement to the Stockholders. Purchaser will notify Target promptly upon the receipt of any comments from the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement or additional information and will supply Target with copies of all correspondence between Purchaser or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement or the Merger. Each of Target and Purchaser and its representatives will cooperate as requested by the other in connection with responding to any such comments or requests.

    (b) Following the execution of this Agreement, Purchaser shall prepare and file with the NYSE listing applications for the listing of securities on NYSE covering the shares of Purchaser Common Stock issuable in the Merger or upon exercise of the Purchaser Options, and use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Purchaser Common Stock, subject only to official notice of issuance. Target shall as promptly as practicable furnish Purchaser with all information concerning Target and its Subsidiaries as may be required for inclusion in such listing applications.

    (c) Each of Purchaser and Target agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement or any amendment or supplement to the Registration Statement will, (i) at the time the Registration Statement and each amendment or supplement thereto, if any, is filed with the SEC, (ii) at the time the Registration Statement becomes effective under the Securities Act or (iii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. Each of Target and Purchaser further agrees that if it shall become aware prior to the approval of the Merger by the Stockholders of any information that would cause any of the statements made or supplied by such party in the Registration Statement or any amendment or supplement thereto to be false or misleading with respect to any material fact, or to omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, to promptly inform the other party thereof and to take the necessary steps to correct such misstatement or omission.

    (d) Purchaser will advise Target, promptly after Purchaser receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

    SECTION 8.3  CONDUCT PRIOR TO CLOSING

    Each of the Parties will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in
ARTICLE IX, as applicable to it, and to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby. Neither Party shall take any action (or fail to take any action) if such action (or failure to act) would, or could reasonably be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in ARTICLE IX not being satisfied.

    SECTION 8.4  NOTICES AND CONSENTS

    Each of the Parties will give any notices to third parties, and use its commercially reasonable efforts to obtain any third party consents, that the other Party reasonably may request in connection with the matters referred to in
SECTION 4.5 above. Each of the Parties promptly will give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and Governmental Entities in connection with the matters referred to in SECTION 4.3 above. Without limiting the generality of the foregoing, (i) Purchaser will take all actions that may be necessary, proper, or advisable under federal and state securities laws in connection with the offering and issuance of the Merger Consideration pursuant to this Agreement, and (ii) each of the Parties will file any notification and report forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, and will make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith.

    SECTION 8.5  FULL ACCESS

    Each of Target and Purchaser will permit representatives of the other to have full access at all reasonable times, and in a manner so as not to unnecessarily interfere with the normal business operations of Purchaser or Target, as the case may be, to all premises, properties, personnel, books, records (including Tax records), contracts and documents of or pertaining to Purchaser or Target, as the case may be. The Parties hereby confirm that each of the letter agreements dated October 5, 2000 between Target and Purchaser pertaining to confidentiality shall continue in full force and effect until the Effective Time, or the termination of this Agreement pursuant to ARTICLE XI, and thereafter as provided in said agreements.

    SECTION 8.6  EXCLUSIVITY; NO OTHER OFFERS

    Target shall not, nor shall Target authorize or permit any officer, director or employee of, or any investment banker, attorney, accountant or other representative retained by, Target to, (i) entertain, encourage, solicit or initiate any inquiries or the making of any proposal that may reasonably be expected to lead to any "takeover proposal" or (ii) participate in any discussions or negotiations, or provide third parties with any information, relating to any such inquiry or proposal. Target shall immediately advise Purchaser of any such inquiries or proposals and shall provide Purchaser with the terms of such proposal. As used in this SECTION 8.6, "TAKEOVER PROPOSAL" shall mean any proposal outside the ordinary course of Target's business for a merger or other business combination involving, directly or indirectly, Target or for the acquisition of all or substantially all the equity interests in Target or all or substantially all the assets of Target, other than the transactions contemplated hereby.

    SECTION 8.7  PUBLIC ANNOUNCEMENTS

    Each of Target and Purchaser will consult with the other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law, no such press release or public statement shall be issued without the consent of both Target and Purchaser, which consent shall not be unreasonably withheld or delayed.

                                   ARTICLE IX
                            CONDITIONS TO THE MERGER

    SECTION 9.1  CONDITIONS TO OBLIGATIONS OF PURCHASER

    The obligations of Purchaser hereunder are subject to the fulfillment or satisfaction, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived by Purchaser, but only in a writing signed by Purchaser):

    (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Target contained in ARTICLE IV that are expressly qualified by reference to materiality shall be true and correct in all respects as so qualified, and the representations and warranties of Target contained in
ARTICLE IV that are not so qualified shall be true and correct in all material respects, in each case on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except to the extent a representation or warranty speaks only as of an earlier date). Target shall have provided Purchaser with a certificate executed by the Chief Executive Officer and the Chief Financial Officer of Target, dated as of the Closing Date, certifying compliance with this subsection (a).

    (b) COVENANTS. Target shall have performed and complied with all its covenants contained in ARTICLE VI that are expressly qualified by reference to materiality in all respects as so qualified and with its covenants contained in
ARTICLE VI that are not so qualified in all material respects, in each case on or before the Closing Date, and Target shall have provided Purchaser with a certificate to such effect executed by the Chief Executive Officer and the Chief Financial Officer of Target dated as of the Closing Date.

    (c) REQUISITE STOCKHOLDER APPROVAL. Target shall have obtained the Requisite Stockholder Approval, and such Requisite Stockholder Approval shall not have been withdrawn.

    (d) STOCKHOLDER APPROVAL OF DEFERRED COMPENSATION PLAN. Target shall have obtained the required vote of more than 75% of the voting power of all outstanding stock of the Target approving and adopting the Target Deferred Compensation Plan in the manner required by Section 280(G)(5)(B) of the Code, and such adoption shall not have been withdrawn.

    (e) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "INJUNCTION") preventing the consummation of the Merger shall be in effect. There shall not have been any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Federal or state Governmental Entity which makes the consummation of the Merger illegal. No statute, rule, regulation, executive order or decree shall have been enacted, promulgated or enforced (and shall not have been repealed, superceded or otherwise made inapplicable) by any Governmental Entity which prohibits the consummation of the Merger (each Party agreeing to use its commercially reasonable efforts to have any such order or decree lifted).

    (f) NYSE MEMBERSHIPS. Target and its Subsidiaries collectively shall own (through A-B-C agreements) at least 11 NYSE memberships as listed on
SCHEDULE 9.1(F), and LaBranche shall have entered into amended and restated A-B-C agreements, amended and restated lease agreements and use and proceeds agreements with respect to each of the Memberships listed on
SCHEDULE 9.1(F) which, immediately prior to the Closing, are used by employees of RPMSC, and an amended and restated A-B-C agreement with respect to the Membership listed on Schedule 9.1(f) which, immediately prior to the Closing, is used by an employee of RPMCC.

    (g) NO MATERIAL ADVERSE CHANGE. There shall have been no Material Adverse Change in Target since the date of this Agreement, other than changes, occurrences or events affecting the securities industry as a whole.

    (h) OPINION OF COUNSEL. Purchaser shall have received an opinion of Kelley Drye & Warren LLP, counsel to Target, dated the Closing Date, in form and substance reasonably acceptable to Purchaser.

    (i) REGISTRATION RIGHTS AGREEMENT. George E. Robb, Jr. and Robert M. Murphy shall have executed and delivered a registration rights agreement in substantially the form attached as EXHIBIT F hereto (the "REGISTRATION RIGHTS AGREEMENT").

    (j) RPM STOCKHOLDER AGREEMENTS. Each of the Stockholders shall have executed and delivered to Purchaser a stockholder agreement in substantially the form attached as EXHIBIT G hereto (the "RPM STOCKHOLDER AGREEMENT").

    (k) OPTION AMENDMENTS. Each of the Option Holders shall have executed and delivered to Target an Option Amendment.

    (l) EFFECTIVENESS OF THE REGISTRATION STATEMENT. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

    (m) REPAYMENT OF TARGET DEBT. All outstanding indebtedness of Target and its Subsidiaries set forth on SCHEDULE 9.1(M) hereto shall have been repaid by Target and its Subsidiaries, and reasonably satisfactory evidence of such repayment shall have been furnished to Purchaser on or prior to the Closing Date.

    (n) NET LIQUID ASSETS. The Net Liquid Assets of RPMSC, as of the close of business on the Business Day immediately preceding the Closing Date, taking into account all payments contemplated hereby to be made by Target on the Closing Date, shall be at least $65 million, and reasonably satisfactory evidence thereof shall be furnished to Purchaser at the Closing.

    (o) ADJUSTED NET BOOK VALUE. The Adjusted Net Book Value of Target (as estimated pursuant to SECTION 3.1) shall be at least $85 million as of the Closing Date, and reasonably satisfactory evidence thereof (in the form of an update of the statement furnished to Purchaser pursuant to Section 3.1 hereof) shall have been furnished to Purchaser prior to the Closing.

    (p) FIRPTA AFFIDAVIT. Target shall have furnished Purchaser with a certificate dated the Closing Date and sworn under penalty of perjury, to the effect that Target is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

    (q) ESCROW AGREEMENT. The Representatives and the Escrow Agent shall have executed and delivered to Purchaser the Escrow Agreement.

    (r) SURRENDER OF CERTIFICATES. All Old Certificates shall have been surrendered to Purchaser.

    (s) REPURCHASE OF TARGET PREFERRED STOCK. All issued and outstanding shares of Target Preferred Stock shall have been repurchased prior to the Closing Date, and reasonably satisfactory evidence of such repurchase shall have been furnished to Purchaser on or prior to the Closing Date. There shall be no further liability of Target with respect to the Target Preferred Stock.

    (t) CERTAIN TARGET BENEFIT OBLIGATIONS. Target shall have furnished to Purchaser a certificate executed by the Chief Executive Officer of Target certifying that: (i) Target has fully satisfied all obligations and liabilities under the Target SERPs and terminated the Target SERPs and related trusts prior to the Closing and (ii) Target has adopted the Target Pension Amendment and has provided timely notice of such amendment to affected participants in accordance with Section 204(h) of ERISA.

    (u) DISPOSITION OF REMCO. All of Target's interest in REMCO shall have been distributed to George E. Robb, Jr., and reasonably satisfactory evidence thereof shall have been provided to Purchaser on or prior to the Closing Date.

    (v) CONSENTS. All material written consents, assignments, waivers or authorizations that are required as a result of the Merger for the continuation in full force and effect of any Contracts, set forth on SCHEDULE 4.13 hereto, shall have been obtained without the imposition of material burdensome conditions on Target or any of its Subsidiaries or Purchaser. Such material consents are set forth on SCHEDULE 9.1(V) hereto.

    (w) GOVERNMENTAL AUTHORIZATIONS. There shall have been obtained any and all authorizations, permits, approvals and consents of any Governmental Entity and regulatory authority, including the NYSE, AMEX, CBOE, SEC and NASD and the expiration of the applicable waiting period under the HSR Act, that are necessary so that the consummation of the Merger will be in compliance with applicable laws, including federal and state securities laws, the failure to comply with which would be reasonably likely to have a Material Adverse Effect on Target or Purchaser or would be reasonably likely to adversely affect Target's ability to consummate the transactions contemplated hereby.

    (x) WAIVERS OF APPRAISAL RIGHTS. All the Stockholders shall have waived their rights to an appraisal with respect to their Target Shares under the DGCL.

    (y) INDEMNIFICATION AGREEMENT. Each of the Option Holders shall have executed and delivered to Purchaser an indemnification agreement substantially in the form of EXHIBIT H hereto (the "INDEMNIFICATION AGREEMENT").

    (z) ADDITIONAL CLOSING DOCUMENTS. Target shall have executed and delivered to Purchaser any other documents and instruments as Purchaser may reasonably require in order to effectuate the transactions contemplated by this Agreement.

    (aa) AFFILIATE LETTER. Target shall have delivered to Purchaser the letter referred to in SECTION 8.1 hereof, and each of the persons referred to in such letter shall have executed and delivered to Purchaser a letter substantially in the form of EXHIBIT I hereto (the "AFFILIATE LETTER").

    SECTION 9.2  CONDITIONS TO OBLIGATIONS OF TARGET

    The obligations of Target hereunder are subject to the fulfillment or satisfaction, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived by Target, but only in a writing signed by Target):

    (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Purchaser contained in ARTICLE V that are expressly qualified by reference to materiality shall be true and correct in all respects as so qualified, and the representations and warranties of Purchaser contained in
ARTICLE V that are not so qualified shall be true and correct in all material respects, in each case on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except to the extent a representation or warranty speaks only as of an earlier date). Purchaser shall have provided Target with a certificate executed by its Chief Executive Officer and Chief Financial Officer, dated as of the Closing Date, certifying compliance with this subsection (a).

    (b) COVENANTS. Purchaser shall have performed and complied with all its covenants contained in ARTICLE VII that are expressly qualified by reference to materiality in all respects as so qualified and with

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all its covenants contained in ARTICLE VII that are not so qualified in all material respects, in each case on or before the Closing Date, and Purchaser shall have provided Target with a certificate to such effect executed by the Chief Executive Officer and Chief Financial Officer of Purchaser, dated as of the Closing Date.

    (c) OPINION OF COUNSEL. Target shall have received an opinion of Fulbright & Jaworski L.L.P., counsel to Purchaser, dated the Closing Date, in form and substance reasonably acceptable to Target.

    (d) REGISTRATION RIGHTS AGREEMENT. Purchaser shall have executed and delivered the Registration Rights Agreement to each of Robert M. Murphy and George E. Robb, Jr.

    (e) EFFECTIVENESS OF THE REGISTRATION STATEMENT. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

    (f) APPOINTMENT OF ROBERT M. MURPHY AS CHIEF EXECUTIVE OFFICER OF LABRANCHE. Robert M. Murphy shall have been appointed as Chief Executive Officer of LaBranche, effective as of the day next succeeding the Closing Date.

    (g) REQUISITE STOCKHOLDER APPROVAL. Target shall have obtained the Requisite Stockholder Approval, and such Requisite Stockholder Approval shall not have been withdrawn.

    (h) APPOINTMENT OF ROBERT M. MURPHY AND GEORGE E. ROBB, JR. AS DIRECTORS OF PURCHASER. Robert M. Murphy and George E. Robb, Jr. shall have been appointed as Class I and Class II directors, respectively, on the Board of Directors of Purchaser, effective as of the day next succeeding the Closing Date.

    (i) ESCROW AGREEMENT. Each of Purchaser and the Escrow Agent shall have executed and delivered to the Representatives the Escrow Agreement.

    (j) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No Injunction preventing the consummation of the Merger shall be in effect. There shall not have been any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any federal or state Governmental Entity which makes the consummation of the Merger illegal. No statute, rule, regulation, executive order or decree shall have been enacted, promulgated or enforced (and not repealed, superseded or otherwise made inapplicable) by any court or Governmental Entity which prohibits the consummation of the Merger (each Party agreeing to use its commercially reasonable efforts to have any such order or decree lifted).

    (k) GOVERNMENTAL AUTHORIZATIONS. There shall have been obtained any and all authorizations, permits, approvals and consents of any Governmental Entity and regulatory authority, including the NYSE, SEC, NASD, CBOE and AMEX and the expiration of the applicable waiting period under the HSR Act, that are necessary so that the consummation of the Merger will be in compliance with applicable laws, including federal and state securities laws, the failure to comply with which would be reasonably likely to have a Material Adverse Effect on Target or Purchaser or would be reasonably likely to adversely affect Purchaser's ability to consummate the transactions contemplated hereby.

    (l) OPINION OF TAX COUNSEL. Target shall have received a written opinion, dated as of the Closing Date, from Kelley Drye & Warren LLP, tax counsel to the Company, to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code and that Target and Purchaser will each be a "party" to that reorganization within the meaning of Section 368(b) of the Code, it being understood that in rendering such opinion, such tax counsel shall be entitled to rely upon customary representations provided by Target and Purchaser substantially in the form of EXHIBITS J and K.

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    (m)  FILING OF CERTIFICATE OF DESIGNATION.  Purchaser shall have submitted and received notice of acceptance for filing of the Series A Preferred Stock Certificate of Designation with the Secretary of State of the State of Delaware.

    (n) ADDITIONAL CLOSING DOCUMENTS. Purchaser shall have executed and delivered to Target any other documents and instruments as Target may reasonably require in order to effectuate the transactions contemplated by this Agreement.

                                   ARTICLE X
                             POST-CLOSING COVENANTS

    SECTION 10.1  SURVIVAL OF REPRESENTATIONS AND WARRANTIES

    All representations and warranties of Target and Purchaser contained in this Agreement, all representations and warranties of Purchaser and the Stockholders contained in the RPM Stockholder Agreements and all representations and warranties of Purchaser and the Option Holders contained in the Indemnification Agreement shall survive the Closing and shall remain in full force and effect for a period of eighteen (18) months following the Closing Date and, thereafter, to the extent a claim is made prior to such expiration with respect to any breach of any representation or warranty, until such claim is finally determined or settled. Notwithstanding the foregoing, the representations and warranties contained in SECTION 4.17 shall survive until the expiration of the statute of limitations applicable to claims brought under ERISA, and the representations and warranties contained in SECTION 4.18 shall survive until the expiration of the statute of limitations applicable to the assessment and collection of any Taxes covered by such representations, which statutes of limitations shall not be extended or tolled by Purchaser without the Representatives' prior written approval unless requested to do so by the relevant Governmental Entity in connection with a proceeding relating to claims brought under ERISA or the assessment and collection of Taxes.

    SECTION 10.2  INDEMNITY BY STOCKHOLDERS AND OPTION HOLDERS

    (a) Subject to the limitations of SECTION 10.5, after the Effective Time, the Stockholders and Option Holders shall indemnify, defend and hold harmless Purchaser, its Subsidiaries and their respective officers, directors, employees, agents and representatives (each a "PURCHASER INDEMNIFIED PARTY") from and against and in respect of any and all Liabilities or Losses incurred or suffered by a Purchaser Indemnified Party, arising out of, based upon or resulting from:

        (i) The misrepresentation, breach or inaccuracy of any representations or warranties of Target contained in ARTICLE IV of this Agreement or in any certificate or instrument furnished by or on behalf of Target pursuant hereto; or

        (ii) The failure of Target to completely perform any of its covenants, agreements or other obligations hereunder.

    (b) Subject to the limitations of SECTION 10.5 hereof, after the Effective Time, each of the Stockholders shall indemnify, defend and hold harmless each Purchaser Indemnified Party from and against and in respect of any and all Liabilities or Losses incurred or suffered by such Purchaser Indemnified Party, arising out of, based upon or resulting from the misrepresentation, breach or inaccuracy of any of the representations or warranties of such Stockholder contained in his RPM Stockholder Agreement.

    (c) Subject to the limitations of SECTION 10.5 hereof, after the Effective Time, each of the Option Holders shall indemnify, defend and hold harmless each Purchaser Indemnified Party from and against and in respect of any and all Liabilities or Losses incurred or suffered by such Purchaser Indemnified Party, arising out of, based upon or resulting from the misrepresentation, breach or inaccuracy of any

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
of the representations or warranties of such Option Holder contained in the Indemnification Agreement.

    SECTION 10.3  INDEMNITY BY PURCHASER

    Subject to the limitations of SECTION 10.5 hereof, after the Effective Time, Purchaser shall indemnify, defend and hold harmless the Stockholders and the Option Holders and their respective heirs, assigns and personal representatives (each a "STOCKHOLDER INDEMNIFIED PARTY") from and against and in respect of any and all Liabilities or Losses incurred or suffered by the Stockholder Indemnified Parties, arising out of, based upon or resulting from:

    (a) The misrepresentation, breach or inaccuracy of any of the representations or warranties of Purchaser contained in ARTICLE V of this Agreement, the RPM Stockholder Agreements, the Indemnification Agreement or in any certificate or instrument furnished by or on behalf of Purchaser pursuant hereto or thereto; or

    (b) The failure of Purchaser to completely perform any of its covenants, agreements or other obligations hereunder.

    SECTION 10.4  INDEMNIFICATION FOR TAXES

    (a) The Stockholders' and Option Holders' respective indemnification obligations pursuant to this Agreement shall apply, except to the extent reserves or accruals for Taxes are taken into account in the determination of the Final Adjusted Net Book Value of Target, to any and all Liabilities and Losses for Taxes imposed upon or assessed against Target or any of its Subsidiaries or the assets thereof (i) for all Tax periods ending on or before the Closing Date and the portion ending on the Closing Date of any Tax period that includes (but does not end on) the Closing Date, as determined pursuant to
SECTION 10.4(C) hereof (the "PRE-CLOSING TAX PERIOD") (including, except as otherwise provided herein, any Tax liability arising as a result of the transactions contemplated by this Agreement, but excluding any liability for Taxes arising as a result of any breach by Purchaser of the covenants set forth in SECTION 10.10 hereof), (ii) arising out of, based upon or resulting from any breach or inaccuracy of any representations or warranties contained in
SECTION 4.18(A), (B), (D), (F), (H), (J), (K) and (M) hereof; (iii) by reason of being a successor-in-interest or transferee of another entity; and (iv) with respect to any and all Taxes of any member of an Affiliated Group of which Target or any of its Subsidiaries is or was a member on or prior to the Closing Date, including by reason of the application of Treasury Regulation
Section 1.1502-6(a) or any analogous or similar state, local or foreign law or regulation; PROVIDED, HOWEVER, that none of the Stockholders or Option Holders shall be required to indemnify, defend or hold harmless any Purchaser Indemnified Party from and against any Liabilities or Losses for Taxes imposed upon or assessed against Target or any of its Subsidiaries or the assets thereof arising by reason of any action in respect of a Tax liability for a Tax period ending on or before the Closing Date or a Pre-Closing Tax Period taken or not taken after the Closing Date by Purchaser or any of its Affiliates or any transferee of the Purchaser or any of its Affiliates, except for any action or inaction which is consistent with the Tax Return reporting positions of Purchaser or Target or required by applicable law, the Merger Agreement or in connection with any audit or Tax proceeding in respect of a Tax liability for a Tax period ending on or before the Closing Date or a Pre-Closing Tax Period (a "PURCHASER TAX ACT").

    (b) Purchaser shall indemnify the Stockholders and the Option Holders from
(i) all Liabilities and Losses for Taxes of Target's Subsidiaries for any Tax period ending after the Closing Date, except to the extent such Tax period began before the Closing Date, in which case Purchaser's indemnity obligation shall apply only to that portion of any such Taxes that are not attributable to the Pre-Closing Tax Period, and (ii) all Liabilities and Losses for Taxes attributable to (A) a breach by Purchaser of its obligations and covenants under
SECTION 10.10 hereof or (B) a Purchaser Tax Act.

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
    (c) In the case of any Taxes of Target or any of its Subsidiaries that are payable for a Tax period that includes (but does not end on) the Closing Date (a "STRADDLE PERIOD"), the portion of such Taxes for the Pre-Closing Tax Period shall equal:

        (i) in the case of real, personal and intangible property Taxes ("PROPERTY TAXES") of Target and its Subsidiaries, the amount of such Taxes for the Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period on or prior to the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and

        (ii) in the case of Taxes of Target and its Subsidiaries other than Property Taxes, the amount which would be payable if the relevant Tax period ended on the Closing Date.

    SECTION 10.5  LIMITATIONS ON INDEMNITY

    (a) Notwithstanding any other provisions of this Agreement, in no event shall:

        (i) (x) a Purchaser Indemnified Party or a Stockholder Indemnified Party (each, an "INDEMNIFIED PARTY") be entitled to make any claim for indemnification under SECTION 10.2, 10.3 or 10.4 hereof with respect to the inaccuracy, misrepresentation or breach of any representation or warranty contained in this Agreement, an RPM Stockholder Agreement or the Indemnification Agreement after the date on which such representation or warranty ceases to survive pursuant to SECTION 10.1 hereof and (y) a Purchaser Indemnified Party be entitled to make any claim for indemnification under SECTION 10.4 hereof after the date on which the representations and warranties contained in SECTION 4.18 cease to survive under SECTION 10.1;

        (ii) any Purchaser Indemnified Party be entitled to indemnification under SECTION 10.2 or 10.4 hereof until the Liabilities and Losses suffered by all the Purchaser Indemnified Parties and for which indemnification is available thereunder exceed $1,000,000 in the aggregate, whereupon the Purchaser Indemnified Parties shall be entitled to claim indemnification only for Liabilities or Losses in excess of such $1,000,000 threshold for which indemnification is available thereunder, PROVIDED, HOWEVER, that any Liabilities and Losses suffered by a Purchaser Indemnified Party by reason of the breach or inaccuracy of the representation of Target set forth in
    Section 4.16 hereof shall not by subject to the $1,000,000 threshold contained in this SECTION 10.5(A)(II), and, PROVIDED, FURTHER, that the $1,000,000 threshold contained in this SECTION 10.5(A)(II) shall be increased by the amount of any refund or credit of Taxes of Target or any of its Subsidiaries in respect of any Tax period ending on or before the Closing Date which Purchaser or any of its Subsidiaries becomes entitled to receive prior to the expiration of the survival periods set forth in
    SECTION 10.1 hereof;

       (iii) any Stockholder Indemnified Party be entitled to indemnification under SECTION 10.3 hereof until the Liabilities and Losses suffered by all the Stockholder Indemnified Parties and for which indemnification is available thereunder exceed $1,000,000 in the aggregate, whereupon the Stockholder Indemnified Parties shall be entitled to claim indemnification only for Liabilities or Losses in excess of such $1,000,000 threshold for which indemnification is available thereunder;

        (iv) the total indemnification liability of all the Stockholders pursuant to this Agreement exceed, in the aggregate, the aggregate liquidation preference of the shares of Purchaser Series A Preferred Stock deposited with the Escrow Agent pursuant to SECTION 3.3 hereof, provided, however, that the limitation contained in this SECTION 10.5(A)(IV) shall not be applicable with respect to any claim for fraud, willful misconduct or intentional misrepresentation or to any claim for a breach of the representation of Target set forth in SECTION 4.16 hereof;

        (v) the total indemnification liability of all the Option Holders pursuant to this Agreement exceed, in the aggregate, an amount equal to the sum of (A) 10% of the sum of (x) the aggregate Closing Value of the shares of Purchaser Common Stock for which the Purchaser Options received by the Option Holders pursuant to SECTION 2.7(E) hereof are exercisable, plus
    (y) the amount of the

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
    benefits payable under the Deferred Compensation Plan (not including interest), plus (B) an amount equal to the product of (x) the aggregate Equity Percentage of the Option Holders and (y) $20,000,000, PROVIDED, HOWEVER, that the limitation contained in this SECTION 10.5(A)(V) shall not be applicable with respect to any claim for fraud, willful misconduct or intentional misrepresentation or any breach of the representation of Target set forth in Section 4.16 hereof; and

        (vi) the total indemnification liability of Purchaser pursuant to this Agreement exceed, in the aggregate, an amount equal to the aggregate amount of the limitations contained in SECTION 10.5(A)(IV) and (V) hereof, provided, however, that the limitation contained in this
    SECTION 10.5(A)(VI) shall not be applicable with respect to any claim for fraud, willful misconduct or intentional misrepresentation.

    (b) If any event or circumstance shall exist which would otherwise entitle either a Purchaser Indemnified Party or a Stockholder Indemnified Party (each, an "INDEMNITEE") to indemnification under SECTION 10.2, 10.3 or 10.4 hereof, no Liability or Loss shall be deemed to have been incurred or sustained by the Indemnitee to the extent of any proceeds recovered or recoverable by such Indemnitee or any of its Affiliates from any third party (including, without limitation, any insurance company) with respect thereto. To the extent any Stockholder, Option Holder or Purchaser makes any indemnification payment hereunder in respect of a Liability or Loss for which the Indemnitee has a right to recover against a third party (including, without limitation, any insurance company), the Stockholders, the Option Holders or Purchaser, as the case may be, shall be subrogated to the right of the Indemnitee to seek and obtain recovery from such third party; PROVIDED, HOWEVER, that if such Stockholder, such Option Holder or Purchaser, as the case may be, shall be prohibited from such subrogation, the Indemnitee shall seek recovery from such third party on such Stockholder's, Option Holder's or Purchaser's behalf and pay such recovery to such Stockholder, such Option Holder or Purchaser, as the case may be.

    (c) In the absence of fraud or willful misconduct, after the Effective Time, the indemnification provisions in SECTIONS 10.2, 10.3 and 10.4 hereof shall be the exclusive remedy of Purchaser, the Stockholders and the Option Holders with respect to the matters to which such indemnification provisions are applicable in accordance with this Agreement, the RPM Stockholder Agreements, the Indemnification Agreement and the other agreements and documents executed pursuant hereto or in connection herewith.

    (d) The amount of any Liability or Loss for which indemnification is provided under this ARTICLE X shall be (i) increased to take account of any net Tax cost incurred by the Indemnitee arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit realized by the Indemnitee arising from the incurrence or payment of any such Liability or Loss. In computing the amount of any such Tax cost or Tax benefit, the Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment under this ARTICLE X or the incurrence or payment of any indemnified Liability or Loss. Any indemnity payment under this ARTICLE X shall be treated as an adjustment to the Merger Consideration for Tax purposes unless a final determination, within the meaning of Section 1313(a) of the Code (which shall include the execution of a Form 870-AD or successor form), with respect to the Indemnitee causes any such payment not to be treated as an adjustment to the Merger Consideration for Tax purposes.

    (e) The indemnification obligation of each Stockholder with respect to any Liability or Loss under SECTION 10.2(A) or 10.4 hereof shall equal such Stockholder's pro rata share of such Liability or Loss, based on such Stockholder's Equity Percentage. Each Stockholder shall be solely liable for any indemnification obligation under SECTION 10.2(B) hereof with respect to any breach of such Stockholder's representations and warranties contained in his RPM Stockholder Agreement. For

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
purposes of satisfying any indemnity claim out of the shares of Purchaser Series A Preferred Stock deposited with the Escrow Agent pursuant to
SECTION 3.3 hereof, such shares shall be valued as provided in the Escrow Agreement.

    (f) The indemnification obligation of each Option Holder with respect to any Liability or Loss under SECTION 10.2(A) or 10.4 hereof shall equal such Option Holder's pro rata share of such Liability or Loss, based on such Option Holder's Equity Percentage. Each Option Holder shall be solely liable for any indemnification obligation under SECTION 10.2(C) hereof with respect to any breach of such Option Holder's representations and warranties contained in the Indemnification Agreement.

    (g) Except as provided in SECTION 10.5(H) hereof, the Stockholders' indemnification obligations in respect of Liabilities or Losses described in SECTIONS 10.2(A) and 10.4 hereof shall be satisfied solely out of the shares of Purchaser Series A Preferred Stock deposited with the Escrow Agent pursuant to
SECTION 3.3 hereof, and each Stockholder's indemnification obligation in respect of Liabilities and Losses described in SECTION 10.2(B) hereof shall be satisfied solely out of the shares of Purchaser Series A Preferred Stock deposited with the Escrow Agent pursuant to SECTION 3.3 hereof and credited to such Stockholder's Stockholder Account (as defined in the Escrow Agreement). The Option Holders' indemnification obligations in respect of Liabilities and Losses described in SECTIONS 10.2(A) and 10.4 hereof shall be satisfied solely by reduction of the aggregate amount payable to the Option Holders pursuant to the Deferred Compensation Plan in the manner provided in the Indemnification Agreement, and each Option Holder's indemnification obligation in respect of Losses and Liabilities described in SECTION 10.2(C) hereof shall be satisfied solely out of the amount payable to such Option Holder pursuant to the Deferred Compensation Plan.

    (h) If, following the Termination Date (as defined in the Escrow Agreement), the Escrow Agent shall distribute shares of Purchaser Series A Preferred Stock (the "DISTRIBUTED ESCROW SHARES") to the Persons entitled to receive such distributions in accordance with the terms of the Escrow Agreement (the "ESCROW DISTRIBUTEES"), then the Purchaser Indemnified Parties may thereafter assert claims against the Escrow Distributees for Losses and Liabilities (1) under
SECTION 10.2(A)(I) hereof, based upon or resulting from any misrepresentation, breach or inaccuracy of any representation or warranty contained in
SECTION 4.17 or 4.18 of this Agreement, or (2) under SECTION 10.4 hereof, in each case to the extent that such Purchaser Indemnified Parties would otherwise be entitled to assert such claims against the Stockholders under the provisions of SECTIONS 10.2(A) and 10.4 hereof, subject to the limitations set forth in this SECTION 10.5 ("POST-ESCROW TERMINATION CLAIMS"); PROVIDED that the recourse of such Purchaser Indemnified Parties in respect of Post-Escrow Termination Claims shall be limited solely to (A) recovery from the respective Escrow Distributees of the Distributed Escrow Shares received by them, but only to the extent that such Distributed Escrow Shares shall remain in the hands of the Escrow Distributees (or, in the case of the death or incapacity of any Escrow Distributee, in the hands of such Escrow Distributee's heirs, assigns or legal representatives), or (B) recovery from any Escrow Distributee (or, in the case of the death or incapacity or such Escrow Distributee, from such Escrow Distributee's heirs, assigns or legal representatives) who shall have sold or otherwise disposed of any Distributed Escrow Shares, of the cash or other proceeds of such sale or disposition. For the purposes of this subsection (h),
(i) the value of any Distributed Escrow Shares shall be as provided in the Escrow Agreement; (ii) any securities distributable in exchange for any of the Distributed Escrow Shares by reason of stock splits or recapitalizations shall be treated as additional Distributed Escrow Shares subject to the provisions of this subsection (h); (iii) any securities, cash or other property distributable with respect to any Distributed Escrow Shares by reason of cash dividends, stock dividends, liquidations, mergers, consolidations, spin-offs, split-offs or similar transactions shall not be treated as Distributed Escrow Shares subject to the provisions hereof or be otherwise recoverable by any Purchaser Indemnified Party; and (iv) in the event that Purchaser repurchases any Distributed Escrow Shares for cash, such cash shall not be treated as proceeds of Distributed Escrow Shares subject to the provisions of this subsection (h). Except as expressly provided in this SECTION 10.5(H), the

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Purchaser Indemnified Parties shall have no right to recover any amounts in respect of Post-Escrow Termination Claims against the assets, income or property of the Escrow Distributees or any other Persons.

    SECTION 10.6  NOTICE AND DEFENSE OF CLAIMS

    An Indemnitee shall give notice to the Representatives (on behalf of the Stockholders and Option Holders) or Purchaser, as the case may be, promptly after the Indemnitee has actual knowledge of any claim as to which indemnity may be sought, PROVIDED that the failure of the Indemnitee to give notice as provided herein shall not relieve the Stockholders, the Option Holders or Purchaser, as the case may be, of their respective indemnification obligations under this Agreement, except and only to the extent the Stockholders', the Option Holders' or Purchaser's ability to defend against, mitigate or diminish the amount of such claim is materially prejudiced by such failure. The Representatives (on behalf of the Stockholders and Option Holders) or Purchaser, as the case may be, shall have the right to assume the defense of any third party claim for which indemnification is sought or any litigation resulting therefrom, PROVIDED that the Indemnitee shall have the right to employ separate counsel (including local counsel) to participate in the defense of any such third party claim or litigation to which such Indemnitee is a party, but the fees and expenses of such counsel shall be at the expense of the Indemnitee unless (i) the employment of such counsel shall have been authorized in writing by the Representatives or Purchaser, as the case may be, in connection with the defense of such action, (ii) the Representatives or Purchaser, as the case may be, shall not have employed counsel satisfactory to the Indemnitee to take charge of the defense of such action within a reasonable time after notice of the institution of such action, (iii) the Indemnitee shall have reasonably concluded that there may be material defenses available to it that are different from or additional to those available to the Representatives (on behalf of the Stockholders and the Option Holders) or Purchaser, as the case may be, or
(iv) the use of counsel chosen by the Representatives or Purchaser, as the case may be, to represent the Indemnitee would present such counsel with a conflict of interest (in which case the Representatives or Purchaser, as the case may be, shall not have the right to direct the defense of such action on behalf of the Indemnitee), in any of which events the reasonable fees and expenses of such counsel shall be borne by the Stockholders and the Option Holders or Purchaser, as the case may be, as Losses and Liabilities subject to indemnification hereunder. The Indemnitee agrees to cooperate with the Representatives or Purchaser, as the case may be, and their counsel at the Stockholders' and the Option Holders' or Purchaser's, as the case may be, expense and shall furnish such information regarding itself or the claim in question as the Representatives or Purchaser, as the case may be, may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

    SECTION 10.7  TAX MATTERS

    (a) TRANSFER TAXES. All recordation, sales, use, stamp, filing, transfer, documentary or similar fees or Taxes and related costs and fees relating to the transactions contemplated by this Agreement shall be borne by Purchaser.

    (b) PREPARATION OF TAX RETURNS; PAYMENT OF TAXES. Target shall file all Tax Returns required to be filed by it or any of its Subsidiaries on or prior to the Closing Date and such Tax Returns shall be prepared in a manner consistent with prior practice, unless otherwise required by applicable law. Target shall provide Purchaser with copies of such Tax Returns at least ten (10) Business Days prior to the filing date. Purchaser shall be responsible for filing or causing to be filed all Tax Returns required to be filed by or on behalf of Target after the Closing Date. The Representatives shall be given the opportunity to review and comment on any such Tax Returns that include any Pre-Closing Tax Period prior to their completion and Purchaser shall make any changes to such Tax Returns reasonably requested by the Representatives. To the extent any Taxes shown to be due on such Tax Returns are

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indemnifiable by the Stockholders and the Option Holders pursuant to this
Agreement, such Tax Returns shall be prepared in a manner consistent with prior practice, unless otherwise required by applicable law.

    (c) COOPERATION. The Representatives and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all Tax periods relating to Taxes. Purchaser shall
(i) retain and maintain such records relating to any Pre-Closing Tax Periods until the later of (x) the expiration of the applicable statute of limitations of the relevant Tax period or (y) eight years following the due date of the Tax Returns relating to the relevant Tax period, and (ii) allow the Representatives, at mutually acceptable times and dates, to inspect, review and make copies of such records from time to time, such activities to be conducted during normal business hours.

    (d) AUDITS. Purchaser and the Representatives shall promptly notify each other in writing of any notice of which they become aware of any Tax audits of, or assessments against, Target or any of its Subsidiaries for any Tax periods of Target or any of its Subsidiaries beginning on or before the Closing Date. The failure of notice of any such audit or assessment shall not relieve any Party of its indemnification obligations under this Agreement except to the extent any such failure actually prejudices the defense of any Tax claim. The Representatives may, at the sole expense of the Stockholders and the Option Holders, control the conduct of any audit or proceeding that may be the subject of indemnification under SECTION 10.4 at such time and on such terms as they shall deem appropriate or assume the entire defense thereof; PROVIDED, HOWEVER, that Purchaser shall have the right, at its own expense, to consult with the Representatives regarding any such audit or proceeding that may affect Purchaser or any of its Subsidiaries for any period after the Closing Date and PROVIDED FURTHER, that the Representatives shall in no event take any position in such settlement or defense that subjects Purchaser or any of its Affiliates to any civil fraud or any civil or criminal penalty without the prior written consent of Purchaser, and PROVIDED FURTHER, that the Representatives and Purchaser, at their own expense, shall jointly control any audits or proceedings with respect to Straddle Periods. Notwithstanding the foregoing, the Representatives shall not settle, without the prior written consent of Purchaser, which prior written consent shall not be unreasonably withheld, any Tax claim involving a change in the treatment of any item which would materially affect the Tax liability of Purchaser or any of its Affiliates for a period subsequent to the Closing Date unless the Tax claim relates to a past practice that has been finally determined to be incorrect by the applicable taxing authority and the treatment under the proposed settlement is expressly required by applicable tax laws (or judicial or administrative interpretations thereof). Purchaser and its Affiliates shall have the sole right to represent Target's Subsidiaries' interests in any Tax proceeding relating to a Tax period beginning after the Closing Date. For the avoidance of doubt, it is understood and agreed that costs that are at the expense of Purchaser for purposes of this SECTION 10.7(D) shall not be deemed to be a Liability or Loss for purposes of this ARTICLE X.

    (e) TAX REPORTING. Purchaser shall report the Merger as a "reorganization" under Section 368(a) of the Code for federal income tax purposes.

    SECTION 10.8  EMPLOYEE BENEFIT MATTERS

    (a) Promptly after the Closing, Purchaser shall take such steps as are necessary to terminate the Target Pension Plan, the Target Profit Sharing Plan and the Robb Peck McCooey 401(k) Plan. The trusts maintained as art of the Target Pension Plan, the Target Profit Sharing Plan and the Robb Peck McCooey 401(k) Plan shall continue to be maintained until the final satisfaction of the respective plan liabilities to participants and beneficiaries, which will be completed promptly after the issuance by the IRS of favorable determination letters with respect to the plan terminations and, with respect to the

Target Pension Plan, consent to such termination by PBGC. Prior to the Closing, Target shall use its reasonable best efforts to commence the termination process for such plans, including the preparation and adoption of all necessary plan amendments (other than with respect to the Robb Peck McCooey 401(k) Plan) and commencing the preparation of all filings and notices. To the extent permitted by applicable law, Purchaser may eliminate ancillary life insurance coverage under the Target Pension Plan.

    (b) Purchaser shall provide the individuals who are actively employed by Target immediately prior to the Closing and who continue in active employment with Purchaser or any of its Subsidiaries after the Closing (the "CONTINUING EMPLOYEES") with base compensation and employee benefits during the period of such continued employment that are, in the aggregate, not less favorable than the base compensation and employee benefits provided to similarly situated employees of Purchaser or such Subsidiary, as the case may be. To the extent service is relevant for eligibility and vesting under Purchaser's or any of its Subsidiaries' employee benefit or welfare plans, Continuing Employees shall be given eligibility and vesting credit (but not credit for benefit accrual purposes) for all service with Target or any of its Subsidiaries, PROVIDED that such credit does not result in the duplication of benefits with respect to the same period of service. With respect to each "group health plan" (as defined in Section 5000(b)(1) of the Code) of Purchaser or any of its Subsidiaries in which Continuing Employees are eligible to participate, Purchaser or such Subsidiary, as the case may be, shall: (i) cause there to be waived any pre-existing condition or eligibility limitations (to the extent such conditions and limitations do not apply immediately prior to the Closing under the comparable Target Benefit Plan), and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations applicable to Continuing Employees during the plan year in which the Closing occurs, to claims incurred and amounts paid by Continuing Employees under the comparable plan maintained by Target during the plan year in which the Closing occurs. This SECTION 10.8 shall not be deemed to create any contract between Purchaser or any of its Subsidiaries and any employee of Target or its Subsidiaries which interferes with Purchaser's and each of its Subsidiaries right to terminate the employment of any such individual at any time.

    (c) Unless otherwise determined by Purchaser on or prior to the Closing Date, the individuals whose names are set forth on SCHEDULE 10.8(C) hereto shall become managing directors of LaBranche with an annual base salary of $250,000 and shall be eligible to participate in the Annual Incentive Plan of Purchaser.

    SECTION 10.9  FORM S-8 REGISTRATION

    Purchaser shall use its reasonable best efforts to file and effect with the SEC within ten (10) Business Days after the Closing Date a registration statement on Form S-8 with respect to the shares of Purchaser Common Stock covered by the Purchaser Options.

    SECTION 10.10  BUSINESS CONTINUITY

    Purchaser shall (a) continue at least one significant historic business line of Target, or use at least a significant portion of Target's historic business assets in a business, in each case within the meaning of Treasury Regulation
Section 1.368-1(d), and (b) not take or fail to take any action which would otherwise prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

    SECTION 10.11  INSURANCE AND INDEMNIFICATION

    (a) Purchaser will provide each individual who served as a director or officer of Target or any of its Subsidiaries at any time prior to the Effective Time with liability insurance for a period of six (6) years after the Effective Time no less favorable in coverage and amount than any applicable insurance of Purchaser in effect as of the Effective Time, PROVIDED, HOWEVER, that if Purchaser's existing liability insurance expires, or is terminated or canceled by the insurance carrier during such six year period, Purchaser will use its best efforts to obtain as much liability insurance (no less favorable in coverage) as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 150% of the last annual premium paid prior to the date hereof.

    (b) From and after the Effective Time, Purchaser will indemnify each individual who served as a director or officer of Target or any of its Subsidiaries at any time prior to the Effective Time from and against any and all Liabilities and Losses resulting from, based on, arising out of, or relating to the fact that such individual is or was a director or officer of Target or any of its Subsidiaries, to the extent that any such Loss or Liability pertains to any matter or fact arising out of any act or omission prior to or at the Effective Time (excluding this Agreement or any of the transactions contemplated herein), to the fullest extent such individual would have been indemnified as a director or officer of Target or any of its Subsidiaries prior to the Effective Time and as then permitted under applicable law, PROVIDED, HOWEVER, that nothing contained in this SECTION 10.11 shall in any manner be deemed to affect the indemnification obligations thereunder of any party to an RPM Stockholder Agreement.

    SECTION 10.12  NET LIQUID ASSETS

    Notwithstanding any provision in this Agreement to the contrary, in the event of RPMSC's violation of its NYSE minimum Net Liquid Assets requirement solely by reason of any of the payments by Target contemplated by
SECTION 9.1(M), (S) and (T) on or prior to the Closing Date, such violation shall not be deemed a breach or default of any of Target's representations, warranties, covenants or agreements contained in this Agreement.

                                   ARTICLE XI
                            TERMINATION OF AGREEMENT

    SECTION 11.1  TERMINATION

    This Agreement may be terminated as provided below:

    (a) by mutual written consent of Target and Purchaser;

    (b) by Purchaser, if it is not is in material breach of its obligations under this Agreement, and if (i) there has been a material breach by Target of any of its representations, warranties and covenants hereunder such that
SECTION 9.1(A) or SECTION 9.1(B) will not be satisfied or (ii) if the Closing shall not have occurred on or before June 30, 2001, by reason of the failure of any condition precedent under SECTION 9.1 hereof (unless the failure results primarily from Purchaser breaching any representation, warranty or covenant contained in this Agreement), and, in case (i), such breach has not been cured within fifteen (15) days after notice to Target;

    (c) by Target, if it is not in material breach of its obligations under this Agreement and if (i) there has been a material breach by Purchaser of any of its representations, warranties and covenants hereunder such that SECTION 9.2(A) or
SECTION 9.2(B) will not be satisfied, or (ii) if the Closing shall not have occurred on or before June 30, 2001, by reason of the failure of any condition precedent under SECTION 9.2 hereof (unless the failure results primarily from Target breaching any representation, warranty or covenant contained in this Agreement), and, in case (i), such breach has not been cured within fifteen
(15) days after notice to Purchaser;

    (d) by Purchaser if (i) the conditions to Closing set forth in SECTIONS 9.2(E), (J) and (K) shall have been satisfied, (ii) this Agreement shall not have been terminated by Purchaser or Target pursuant to any subsection of this
SECTION 11.1 other than this subsection (d), (iii) the Requisite Stockholder Approval shall not have been obtained within twenty-five (25) calendar days after the date on which the Registration Statement shall have been declared effective by the SEC and a sufficient number of copies of the final prospectus contained therein shall have been delivered by Purchaser to Target to provide for the distribution thereof to all of the Stockholders; provided that such 25-calendar day period shall be extended to up to 25 Business Days to the extent necessary to comply with applicable law, rules or regulations, and (iv) such failure to obtain the Requisite Stockholder Approval shall be solely the result of (A) a failure by Target to hold the Target Meeting or to solicit the written consent of the Stockholders in favor of the Merger, in either case at or prior to the end of the period referred to in clause (iii) above (unless such failure results solely from any action or inaction on the part of Purchaser), or (B) the failure or refusal by Stockholders holding in the aggregate a majority of the Target Shares outstanding on the applicable record date to approve the Merger and approve and adopt the Merger Agreement at the Target Meeting or to execute a written consent of Stockholders approving the Merger and approving and adopting the Merger Agreement;

    (e) by Target, by giving written notice to Purchaser prior to the Closing if the volume-weighted average sales price of Purchaser Common Stock during any five (5) consecutive trading days prior to the Closing, as reported by Bloomberg Information Systems, Inc., is less than $15.00 per share; and

    (f) by Purchaser, by giving written notice to Target prior to the Closing if the volume-weighted average sales price of Purchaser Common Stock during any twenty (20) consecutive trading days prior to the Closing, as reported by Bloomberg Information Systems, Inc., is greater than $38.00 per share.

    SECTION 11.2  EFFECT OF TERMINATION

    In the event of the termination of this Agreement pursuant to SECTION 11.1 hereof, this Agreement shall forthwith become void, PROVIDED, HOWEVER, that no termination of this Agreement shall relieve either Party from liability resulting from a willful material breach by such Party of any of its representations, warranties, covenants or agreements set forth herein.

    SECTION 11.3  TERMINATION FEE PAYMENTS

    Notwithstanding the provisions of SECTION 11.2 hereof, in the event this Agreement is terminated by Purchaser pursuant to SECTION 11.1(D) hereof, Target shall pay to Purchaser (or to any Subsidiary of Purchaser designated in writing by Purchaser to Target) the amount of $10,000,000 (the "TARGET TERMINATION FEE"). Payment of the Target Termination Fee shall be made by wire transfer of immediately available funds on the second Business Day after such termination.

                                  ARTICLE XII
                                 MISCELLANEOUS

    SECTION 12.1  ASSIGNMENT: SUCCESSORS AND ASSIGNS

    The provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors, assigns, heirs, executors and administrators of the Parties. This Agreement shall not be assignable by either Party without the prior written consent of the other Party.

    SECTION 12.2  NOTICES

    All notices, requests, consents and other communications under this Agreement shall be in writing and shall be delivered by hand, by telecopier, by nationally recognized overnight courier, by fax or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

    (a) If to Target before the Closing, at:

           ROBB PECK McCOOEY Financial Services, Inc.
           20 Broad Street, 6th floor
           New York, New York 10005
           Attn: Robert M. Murphy
           Fax: (212) 607-6198
    with a copy to:

           Kelley Drye & Warren LLP
           Two Stamford Plaza
           281 Tresser Boulevard
           Stamford, CT 06901-3229
           Attn: Paul F. McCurdy, Esq.
           Fax: (203) 327-2669

           and

           Clifford Chance Rogers & Wells LLP
           200 Park Avenue
           New York, NY 10166
           Attn: Bonnie A. Barsamian, Esq.
           Fax: (212) 878-8375

    (b) If to the Stockholders or the Option Holders after the Closing, to the Representatives at:

           c/o Robert M. Murphy
           LaBranche & Co. LLC
           One Exchange Plaza
           New York, NY 10006
           Fax: (212) 344-1469

           and

           c/o George E. Robb, Jr.
           LaBranche & Co. LLC
           One Exchange Plaza
           New York, NY 10006
           Fax: (212) 344-1469

    with a copy to:

           Kelley Drye & Warren LLP
           Two Stamford Plaza
           281 Tresser Boulevard
           Stamford, CT 06901-3229
           Attn: Paul F. McCurdy, Esq.
           Fax: (203) 327-2669

           and

           Clifford Chance Rogers & Wells LLP
           200 Park Avenue
           New York, New York 10166
           Attn: Bonnie A. Barsamian, Esq.
           Fax: (212) 878-8375

    (c) If to Purchaser, at:

           One Exchange Plaza, 25th Floor
           New York, New York 10006
           Attention: Mr. Michael LaBranche
           Fax: (212) 344-1469
    with a copy to:

           Fulbright & Jaworski L.L.P.
           666 Fifth Avenue, 31st Floor
           New York, New York 10103
           Attention: Jeffrey M. Marks, Esq.
           Fax: (212) 318-3400

(Or at such other address or addresses as may have been furnished in writing by notice given pursuant to this SECTION 12.2).

    Notices provided in accordance with this SECTION 12.2 shall be deemed delivered upon personal delivery, receipt by telecopy, fax or nationally recognized overnight courier, or 48 hours after deposit in the mail in accordance with the above.

    SECTION 12.3  ENTIRE AGREEMENT

    This Agreement, together with the instruments and other documents contemplated to be executed and delivered in connection herewith, and the confidentiality agreements described in SECTION 8.3 hereof, contain the entire agreement and understanding of the Parties hereto, and supersede any prior agreements or understandings between or among them, with respect to the subject matter hereof, including, without limitation, that certain letter of intent dated October 10, 2000 between Target and Purchaser.

    SECTION 12.4  AMENDMENTS AND WAIVERS

    This Agreement may not be amended or waived (either generally or in a particular instance and either retroactively or prospectively) except by a written instrument signed by both Purchaser and Target, prior to the Closing, and by Purchaser and the Representatives after the Closing; PROVIDED, HOWEVER, that any amendment effected subsequent to Requisite Stockholder Approval will be subject to the restrictions contained in the DGCL, to the extent applicable. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

    SECTION 12.5  ARBITRATION

    Except as expressly provided herein, any controversy, dispute or claim arising out of or relating to this Agreement, or the breach hereof, shall be heard and resolved by a court of the State of New York or the Federal courts of the United States of America located in the State of New York, in each case in the borough of Manhattan (the "CHOSEN COURTS"). The Parties hereby irrevocably submit to the exclusive jurisdiction of the Chosen Courts in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Chosen Courts. The Parties hereby consent to and grant the Chosen Courts exclusive jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in such manner as may be permitted by law shall be valid and sufficient service thereof. Notwithstanding the foregoing, however, if required by the NYSE, any controversy, dispute or claim shall be settled by arbitration in New York, New York, in accordance with the rules of the NYSE, and any decision or judgment rendered in any such arbitration shall be final and binding on the Parties. In any court proceeding or arbitration, each Party shall pay its own expenses and, in the case of arbitration, the costs and forum fees of the arbitration proceeding shall be divided equally between the Parties.

    SECTION 12.6  THIRD PARTY BENEFICIARIES

    Nothing in this Agreement is intended to, or shall be construed so as to create any third party beneficiary to this Agreement or otherwise confer any rights upon any Person that is not a Party; PROVIDED, HOWEVER, that after the Effective Time, (a) the provisions of ARTICLE II above concerning payment of the Merger Consideration and the conversion of Target Options are intended for the benefit of the Stockholders and the Option Holders, respectively, (b) the provisions in SECTION 10.3 hereof concerning indemnification are intended for the benefit of the Persons specified therein, (c) the provisions of
SECTION 10.11 hereof concerning insurance and indemnification are intended for the benefit of the Persons specified therein and their respective legal representatives, (d) the provisions of SECTION 2.8 hereof concerning the Retention Bonus Pool are intended for the benefit of the Persons specified therein, and (e) the provisions of SECTION 2.9 hereof concerning the Deferred Compensation Plan are intended for the benefit of the Persons eligible to participate in the Deferred Compensation Plan.

    SECTION 12.7  COUNTERPARTS

    This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    SECTION 12.8  GOVERNING LAW

    This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware, without reference to its conflicts of laws provisions.

    SECTION 12.9  EXPENSES

    Except as otherwise provided in this Agreement, each of the Parties will bear its own costs and expenses (including any legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as an instrument of the date first above written.

                                                       LABRANCHE & CO INC.

                                                       By:   /s/ GEORGE M.L. LABRANCHE, IV
                                                             ---------------------------------------
                                                                    George M.L. LaBranche, IV
                                                             Name:
                                                                    CHAIRMAN, CHIEF EXECUTIVE OFFICER
                                                                    AND PRESIDENT
                                                             Title:

                                                       ROBB PECK MCCOOEY FINANCIAL SERVICES, INC.

                                                       By:   /s/ GEORGE E. ROBB, JR.
                                                             ---------------------------------------
                                                                    George E. Robb, Jr.
                                                             Name:
                                                                    PRESIDENT
                                                             Title:

                                AMENDMENT NO. 1
                                       TO
                          AGREEMENT AND PLAN OF MERGER

    AMENDMENT NO. 1 (this "AMENDMENT"), dated as of February 15, 2001, to the Agreement and Plan of Merger, dated as of January 18, 2001 (the "AGREEMENT"), by and between LaBranche & Co Inc. and ROBB PECK McCOOEY Financial Services, Inc.

    WHEREAS, the parties desire to amend the Agreement as hereinafter set forth.

    NOW, THEREFORE, in consideration of the foregoing and of the mutual promises, representations and covenants contained herein, the parties hereto agree as follows:

    1. Except as specifically amended herein, the Agreement, and each and every term thereof, shall remain in full force and effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement. All references in the Agreement to the "Agreement" shall be deemed to refer to the Agreement, as amended by this Amendment.

    2. Each Party represents and warrants that it has all requisite corporate power and authority to enter into this Amendment.

    3. Each of clauses (xi) and (xiv) in the definition of "ADJUSTED NET BOOK VALUE" in Section 1.1 of the Agreement is amended to read in its entirety as follows:

        "53% of the aggregate amount of the benefits payable under the Deferred Compensation Plan (not including interest) and the Retention Bonus Pool;"

    4. Section 2.7(e) of the Agreement is amended to read in its entirety as follows:

        "(e) ASSUMPTION OF OPTIONS. Subject to the ratification by the Stockholders in the manner required by Section 280G(b)(5)(B) of the Code, which ratification shall not have been withdrawn prior to the Effective Time, Target and each Option Holder shall enter, on or before the Closing Date, into an amendment substantially in the form annexed hereto as EXHIBIT C (an "OPTION AMENDMENT") of the agreement pursuant to which such Option Holder was granted his option to purchase shares of Target Common Stock (each, a "TARGET OPTION"). Under the Option Amendments, each Target Option which is outstanding and unexercised immediately prior to the Effective Time shall be converted at the Effective Time into an option (a "PURCHASER OPTION") to purchase 98.778 shares of Purchaser Common Stock per share of Target Common Stock underlying such Target Option."

    5. Section 2.8 of the Agreement is amended to read in its entirety as follows:

        "Section 2.8 RETENTION BONUS POOL. Subject to the approval by the Stockholders in the manner required by Section 280G(b)(5)(B) of the Code, which approval shall not have been withdrawn prior to the Effective Time, Purchaser shall succeed, as of the Effective Time, to Target's liabilities and obligations under the retention bonus pool to be adopted by Target on or before the Closing Date (the "RETENTION BONUS POOL"). The Retention Bonus Pool shall be in an amount equal to $9,000,000, which shall be paid to the employees listed on
SCHEDULE 2.8 as bonus compensation on the third anniversary of the Closing Date. The portion of the Retention Bonus Pool payable to each such employee shall be determined by the majority vote of a committee consisting of Robert M. Murphy, George E. Robb, Jr. and Michael LaBranche (or, in each case, the successor appointed by such individual), which determination shall be final, binding and conclusive on Purchaser and each such employee. Notwithstanding the foregoing provisions of this SECTION 2.8, (i) any such employee whose employment with Purchaser or one of its Affiliates is terminated for Cause or who voluntarily terminates his employment for reasons other than Good Reason shall no longer be eligible to participate in the

Retention Bonus Pool, and (ii) any payment out of the Retention Bonus Pool shall be subject to the limitations on such payments set forth in the Series A Preferred Stock Certificate of Designation."

    6. Section 2.9 of the Agreement is amended to read in its entirety as follows:

        "Section 2.9 DEFERRED COMPENSATION PLAN. Subject to the approval by the Stockholders in the manner required by Section 280G(b)(5)(B) of the Code, which approval shall not have been withdrawn prior to the Effective Time, Purchaser shall succeed, as of the Effective Time, to Target's liabilities and obligations under the Deferred Compensation Plan in substantially the form attached hereto as Exhibit D to be adopted by Target on or before the Closing Date (the "DEFERRED COMPENSATION PLAN")."

    7. This Amendment may not be amended except by an instrument in writing signed by all the Parties.

    8. This Amendment shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware, without reference to its conflicts of laws provisions.

    9. This Amendment may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Amendment shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the Parties reflected hereon as the signatories.

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.

                                          LABRANCHE & CO INC.
                                          By: /s/ George M.L. LaBranche, IV
                                          --------------------------------------
                                             Name: George M.L. LaBranche, IV
                                             Title: Chairman, Chief Executive
                                          Officer
                                                   and President

                                          ROBB PECK MCCOOEY FINANCIAL SERVICES,
                                          INC.
                                          By: /s/ George E. Robb, Jr.
                                          --------------------------------------
                                             Name: George E. Robb, Jr.
                                             Title: President

                                                                         ANNEX B

            ANNEX B--SECTION 262 OF THE DELAWARE GENERAL CORPORATION
                             LAW--APPRAISAL RIGHTS

Section 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX C

                    [LETTERHEAD OF KELLEY DRYE & WARREN LLP]

                               February 16, 2001

ROBB PECK McCOOEY Financial Services, Inc.
20 Broad Street, 6th Floor
New York, NY 10005

Ladies and Gentlemen:

    We have acted as counsel for ROBB PECK McCOOEY Financial Services, Inc., a Delaware corporation ("RPM"), in connection with the merger (the "Merger") of RPM with and into LaBranche & Co Inc., a Delaware corporation ("LaBranche"), pursuant to that certain Agreement and Plan of Merger, dated as of January 18, 2001, as amended as of February 15, 2001 (as so amended, the "Merger Agreement"), by and between LaBranche and RPM. Any capitalized term used but not defined herein has the meaning given to such term in the Merger Agreement.

    In connection with the foregoing, you have requested our opinion regarding certain U.S. federal income tax consequences of the Merger. In providing our opinion, we have examined the Merger Agreement, the registration statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission on February 16, 2001, and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Merger will be consummated in accordance with the provisions of the Merger Agreement and as described in the Registration Statement, (ii) the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, complete and correct,
(iii) the representations made by RPM and LaBranche, in their respective letters delivered to us for purposes of this opinion (the "Representation Letters") are true, complete and correct and (iv) any representations made in the Representation Letters "to the best knowledge of" or similarly qualified are correct without such qualification. If any of the above described assumptions are untrue for any reason or if the Merger is consummated in a manner that is different from the manner in which it is described in the Merger Agreement or the Registration Statement, our opinions as expressed below may be adversely affected and may not be relied upon. In addition, such opinions are conditioned, among other things, not only upon such accuracy and completeness as of the date hereof, but also the continuing accuracy and completeness thereof as of the Effective Time. Moreover, we have assumed the absence of any change to any of such instruments between the date thereof and the Effective Time.

    Based upon the foregoing, for U.S. federal income tax purposes, it is our opinion that: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");
(ii) RPM and LaBranche will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (iii) except with respect to the transaction described in Section 9.1(u) of the Merger Agreement, no gain or loss will be recognized for federal income tax purposes by RPM and LaBranche as a result of the Merger; and (iv) except with respect to cash received in lieu of fractional shares of Purchaser Common Stock, a Stockholder will not recognize gain or loss on the exchange of Target Shares for shares of Purchaser Common Stock and Purchaser Series A Preferred Stock.

    Our opinions are based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinions as set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. Finally, our opinions are limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger.

    We hereby consent to the filing of this letter as an Annex to the prospectus constituting part of the Registration Statement or as an exhibit to the Registration Statement and to all references to our firm included in, or made part of the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

                                          Sincerely,

                                          /s/ KELLEY DRYE & WARREN LLP

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such party is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such party in connection with such action, suit or proceeding if such party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

    Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such party acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if such party acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such party shall be indemnified against expenses actually and reasonably incurred by such party in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such party or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify such party against such liabilities under such Section 145.

    Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

    Article Tenth of the certificate of incorporation of LaBranche & Co Inc. (the "Registrant") states that to the fullest extent permitted by the DGCL, no director of the Registrant shall be personally liable to the Registrant, any of its stockholders or any other person or entity for monetary damages for breach of fiduciary duty owed to the Registrant, its stockholders or such other person or entity owing to such director's position as a director of the Company.

    Article Eleventh of the Company's certificate of incorporation, contains substantially the same provisions for indemnification as those contained in
Section 145 of the DGCL.

    The Company has entered into indemnification agreements with its current directors and executive officers. The Company has agreed to insure its directors and officers against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
         2.1            Plan of Incorporation of LaBranche & Co.*

         2.2            Exchange Agreement by and among LaBranche & Co Inc., LaB
                        Investing Co., L.L.C. and the members of LaB
                        Investing Co. L.L.C. listed on Schedule A thereto.*

         3.1            Amended and Restated Certificate of Incorporation of
                        LaBranche & Co Inc.*

         3.2            Amended and Restated Bylaws of LaBranche & Co Inc.*

         3.3            Form of Certificate of Designation of Series A Preferred
                        Stock of LaBranche & Co. Inc.*

         3.4            Certificate of Incorporation of ROBB PECK McCOOEY Financial
                        Services, Inc.*

         3.5            Bylaws of ROBB PECK McCOOEY Financial Services, Inc.*

         4.1            Specimen Stock Certificate.*

         4.2            Agreement and Plan of Merger, dated as of January 18, 2001, by and between LaBranche & Co Inc. and ROBB PECK McCOOEY
                        Financial Services, Inc. (included as Annex A to the proxy statement/prospectus).*

         4.3            Amendment No. 1, dated February 15, 2001, to Agreement and
                        Plan of Merger (included as Annex A to the proxy statement/prospectus).*

         4.4            Form of Registration Rights Agreement.*

         4.5            Form of RPM Stockholders Agreement.*

         4.6            Form of Indemnification Agreement.*

         4.7            Deferred Compensation Plan.*

         4.8            Form of Escrow Agreement.*

         4.9            Form of Amendment to Option Agreement.*

         4.10           Form of Affiliate Letter.*

         5.1            Opinion of Fulbright & Jaworski L.L.P.*

         8.1            Form of the Opinion of Kelley Drye & Warren LLP (included as
                        Annex C to the proxy statement/prospectus).*

        21              List of Subsidiaries of the Registrant.*

        23.1            Consent of Fulbright & Jaworski L.L.P. (included in
                        Exhibit 5.1).*

        23.2            Consent of Arthur Andersen LLP.

        23.3            Consent of PricewaterhouseCoopers LLP.

        23.4            Consent of Kelley Drye & Warren LLP (included as Annex C to the proxy statement/ prospectus).*

        24.1            Power of attorney (included on signature page).*

        99.1            Form of RPM Proxy Card.*


------------------------


*   Previously filed.

ITEM 22. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on February 20, 2001.


                                                       LABRANCHE & CO. INC.

                                                       By:        /s/ GEORGE M. L. LABRANCHE, IV
                                                            -----------------------------------------
                                                                    George M. L. LaBranche, IV
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                            ------------------------


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                            SIGNATURE                                 TITLE                  DATE
                            ---------                                 -----                  ----
                                                             Chairman, Chief
                 /s/ GEORGE M. L. LABRANCHE, IV                Executive Officer, and
           -------------------------------------------         President (Principal    February 20, 2001
                   George M. L. LaBranche, IV                  Executive Officer)

                                *                            Executive Vice
           -------------------------------------------         President, Finance and  February 20, 2001
                     S. Lawrence Prendergast                   Director

                                                             Senior Vice President,
                                *                              Chief Financial
           -------------------------------------------         Officer and Director    February 20, 2001
                        Harvey S. Traison                      Principal Financial
                                                               Officer)

                                *
           -------------------------------------------       Director                  February 20, 2001
                        Thomas E. Dooley

                                *
           -------------------------------------------       Director                  February 20, 2001
                        E. Margie Filter

                                *
           -------------------------------------------       Director                  February 20, 2001
                       James G. Gallagher

                            SIGNATURE                                 TITLE                  DATE
                            ---------                                 -----                  ----
                                *
           -------------------------------------------       Director                  February 20, 2001
                         Michael Robbins

                                *
           -------------------------------------------       Director                  February 20, 2001
                     Alfred O. Hayward, Jr.

                                *
           -------------------------------------------       Controller (Principal     February 20, 2001
                           Todd Graber                         Accounting Officer)

*By:             /s/ GEORGE M. L. LABRANCHE, IV
             --------------------------------------
                   George M. L. LaBranche, IV
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
         2.1            Plan of Incorporation of LaBranche & Co.*

         2.2            Exchange Agreement by and among LaBranche & Co Inc., LaB
                          Investing Co., L.L.C. and the members of LaB
                          Investing Co. L.L.C. listed on Schedule A thereto.*

         3.1            Amended and Restated Certificate of Incorporation of
                          LaBranche & Co Inc.*

         3.2            Amended and Restated Bylaws of LaBranche & Co Inc.*

         3.3            Form of Certificate of Designations of Series A Preferred
                          Stock of LaBranche & Co Inc.*

         3.4            Certificate of Incorporation of ROBB PECK McCOOEY Financial
                          Services, Inc.*

         3.5            Bylaws of ROBB PECK McCOOEY Financial Services, Inc.*

         4.1            Specimen Stock Certificate.*

         4.2            Agreement and Plan of Merger, dated as of January 18, 2001, by and between LaBranche & Co Inc. and ROBB PECK McCOOEY
                          Financial Services, Inc. (included as Annex A to the proxy statement/prospectus).*

         4.3            Amendment No. 1, dated February 15, 2001, to Agreement and
                          Plan of Merger (included as Annex A to the proxy statement/prospectus).*

         4.4            Form of Registration Rights Agreement.*

         4.5            Form of RPM Stockholders Agreement.*

         4.6            Form of Indemnification Agreement.*

         4.7            Deferred Compensation Plan.*

         4.8            Form of Escrow Agreement.*

         4.9            Form of Amendment to Option Agreement.*

         4.10           Form of Affiliate Letter.*

         5.1            Opinion of Fulbright & Jaworski L.L.P.*

         8.1            Form of the Opinion of Kelley Drye & Warren LLP (included as
                          Annex C to the proxy statement/prospectus).*

        21              List of Subsidiaries of the Registrant.*

        23.1            Consent of Fulbright & Jaworski L.L.P. (included in
                          Exhibit 5.1).*

        23.2            Consent of Arthur Andersen LLP.

        23.3            Consent of PricewaterhouseCoopers LLP.

        23.4            Consent of Kelley Drye & Warren LLP (included as Annex C to the proxy statement/ prospectus).*

        24.1            Power of attorney (included on signature page).*

        99.1            Form of RPM proxy card.*


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*   Previously filed.